As filed with the Securities and Exchange Commission on May 5, 2021.

Registration No. 333-236789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROCORE TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	73-1636261
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6309 Carpinteria Avenue

Carpinteria, California 93013

(866) 477-6267

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Craig F. Courtemanche, Jr.

President and Chief Executive Officer

Procore Technologies, Inc.

6309 Carpinteria Avenue

Carpinteria, California 93013

(866) 477-6267

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachel B. Proffitt Jon C. Avina David R. Ambler Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Benjamin C. Singer Chief Legal Officer and Corporate Secretary Procore Technologies, Inc. 6309 Carpinteria Avenue Carpinteria, California 93013 (866) 477-6267	Steven B. Stokdyk Latham & Watkins LLP 10250 Constellation Blvd. Los Angeles, CA 90067 (424) 653-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 5, 2021

                Shares

Common Stock

This is an initial public offering of shares of common stock of Procore Technologies, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $        and $        per share. We have applied to list our common stock on the NYSE under the symbol “PCOR.”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors“ beginning on page 18 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares of common stock from us at the initial public offering price less the underwriting discount.

At our request, the underwriters have reserved up to         % of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain persons associated with us. See the section titled “Underwriting—Directed Share Program.”

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan	Barclays	Jefferies

Canaccord Genuity	KeyBanc Capital Markets	Oppenheimer & Co.	Piper Sandler	Stifel	William Blair

Prospectus dated                     , 2021

PROCORE

Connecting everyone in construction on a global platform.

Connecting everyone in construction on a global platform.

The Construction Management Platform

$1T+
Construction volume run on Procore[2]
92M+
Inspection items uploaded or created by customers[3]
1M+
Projects created on Procore[2]
90M+
Documents uploaded or created by customers[3]
5.5K+
Terabytes of data generated by user activity[1]
121M+
Photos uploaded or created by customers[3]
OWNER
GENERAL CONTRACTOR
SPECIALTY CONTRACTOR
ARCHITECT
ENGINEER
PRECONSTRUCTION
Prequalification
Bid Management
Estimating
PROJECT MANAGEMENT
Project Management
Quality & Safety
Design Coordination
BIM
RESOURCE MANAGEMENT
Field Productivity
FINANCIAL MANAGEMENT
Project Financials
Invoice Management
Portfolio Financials
Accounting Integrations
PROCORE APP MARKETPLACE
PROCORE ANALYTICS
PROCORE PLATFORM
UI CUSTOMIZATION
COLLABORATION
BUSINESS LOGIC
DATA
SECURE & TRUSTED MULTI-ZONE CLOUD INFRASTRUCTURE

The Construction Management Platform $880B+ 55M+ 965K+ Construction volume Inspection items uploaded 61M+ run on Procore2 or created by customers3 Projects created Documents uploaded or on Procore2 created by customers3 3K+ OWNER 80M+ Terabytes of data generated GENERAL CONTRACTOR SPECIALTY CONTRACTOR Photos uploaded or created by user activity1 by customers3 ARCHITECT ENGINEER PRECONSTRUCTION PROJECT MANAGEMENT RESOURCE MANAGEMENT FINANCIAL MANAGEMENT PROCORE APP MARKETPLACE PROCORE ANALYTICS PROCORE PLATFORM UI CUS TOMIZA APIs TION BUSINESS LOGIC DATA SECURE & TRUSTED MULTI ZONE CLOUD INFRASTRUCTURE DIGITIZE STREAMLINE MANAGE CREATE A SINGLE PROMOTE DOCUMENTS COMMUNICATION WORKFLOWS SOURCE OF TRUTH SAFETY (1) User activity generated over 3,000 terabytes of data as of December 31, 2019. (2) Total volume and projects data generated since January 1, 2014, as of December 31, 2019. (3) Represents user activity during Fiscal 2019.

$400M Revenue 38% Revenue Growth 82% GAAP Gross Margin CUSTOMER GROWTH 6,095 8,506 10,166 800+ Customers > $100K ARR 60% Customers Subscribe to 3+ Products 1.6M+ Total Users 125+ Countries with Active Projects on Procore $22M Cash Provided by Operating Activities ($96M) Net Loss 2018 2019 2020 Note: Customer counts as of December 31, 2018, 2019, and 2020, respectively. All other figures are as of, or for the period ending, December 31, 2020.

“ Innovation is essential for our future success and Procore enables our teams to scale with the needs of our clients. We selected Procore to connect our people, applications, and devices through a unified platform to help manage risk and deliver maximum value throughout the project lifecycle.” KASEY BEVANS CHIEF INFORMATION OFFICER FOR BALFOUR BEATTY IN THE UNITED STATES “ Procore is the only platform that we’ve come across that is built for owners. I believe that it should be used by every leader in the industry, by every major real estate company around the world.” MICHAEL TURNER PRESIDENT OF OXFORD PROPERTIES GROUP “ We provide our project teams with best-in-class solutions and partner with innovative companies like Procore to leverage technology to drive value to our customers. Working with Procore has exceeded our expectations in many ways.” MARK SHERRY SENIOR VICE PRESIDENT, MORTENSON “ The relationship we have with Procore is making our success easier and more achievable. Today the world demands instantaneous access to information, and using Procore is part of what makes us successful.” HANK HINTZE ACCOUNT EXECUTIVE, J.T. MAGEN “ Procore is a life saver as we adapt to changing COVID-19 workplace requirements. From communications to new safety plans and compliance mandates, Procore is the glue that keeps us moving forward together.” ED MOORE DIVISION MANAGER, MONTEREY MECHANICAL

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “Procore” refer to Procore Technologies, Inc.

PROCORE TECHNOLOGIES, INC.

Overview

Our mission is to connect everyone in construction on a global platform.

We are a leading provider of cloud-based construction management software, and are helping transform one of the oldest, largest, and least digitized industries in the world. We focus exclusively on construction, connecting and empowering the industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate from any location, on any internet-connected device. Our platform is modernizing and digitizing construction management by enabling real-time access to critical project information, simplifying complex workflows, and facilitating seamless communication among key stakeholders, all of which we believe positions us to serve as the system of record for the construction industry. Adoption of our platform helps customers increase productivity and efficiency, reduce rework and costly delays, improve safety and compliance, and enhance financial transparency and accountability.

In short, we build software that helps build the world.

Construction is critical to the global economy but is urgently in need of digitization. The construction industry represented approximately 13% of global gross domestic product, or GDP, and employed 7% of the global workforce in 2017. The adoption of technology by the industry, especially at the jobsite, has historically been constrained by the lack of internet, Wi-Fi, and mobile connectivity. Much of the industry still relies on legacy methods of project management, such as paper, email, fax, and on-premise software. These tools were not designed to address the unique, real-time, and often remote collaboration needs of the industry. As a result, project delays, rework, safety and compliance issues and cost overruns are common.

The lack of modern collaboration tools has contributed to a lower rate of labor productivity growth in the construction sector, approximately one-third that of the global rate over the last two decades. According to a Deloitte report, the construction industry spends half as much on information technology, or IT, compared to the average across all industries. A June 2020 McKinsey report estimates that construction industry spending on software and infrastructure could double as the construction industry starts to catch up with the manufacturing industry in terms of IT spending as a share of revenue. Correcting work that was incorrectly done, or rework, as it is referred to within the construction industry, cost over $500 billion in 2018, or approximately 5% of overall construction costs, according to a 2018 study conducted by FMI, or the 2018 FMI Report. On average, 52% of that rework was caused by poor project data and communication.

Construction is also among the most dangerous industries, with 22% of U.S. private industry worker deaths in 2019 linked to construction. Additionally, the industry faces an extremely challenging labor dynamic, with 83% of contractors indicating that they are facing difficulties finding skilled workers. The COVID-19 pandemic has made this labor dynamic even tougher, with over 40% of construction firms reporting higher costs and slower project completion due to labor shortages.

Innovations in technology, in particular the proliferation of the internet, Wi-Fi, and mobile devices, combined with the limitations of legacy solutions and labor constraints in the construction market, provide us with the opportunity to leverage our market leadership position to help drive digital transformation in the construction industry on a global basis. According to a May 2020 McKinsey survey of 100 C-level construction executives, or the May 2020 McKinsey Survey, nearly two-thirds of respondents believe that the COVID-19 pandemic will accelerate industry transformation.

We have established our market leadership through an approach focused on serving the unique needs of the construction industry. We work directly with stakeholders to develop the products they need and provide high-quality support, available to all users at no additional charge. Our four product categories, Preconstruction, Project Management, Resource Management, and Financial Management, automate workflows, provide real-time visibility, offer advanced analytics, and support collaboration across key stages of the construction project lifecycle. Each of our products can be accessed from the office or the jobsite on computers, smartphones, and tablets, enabling users to work wherever the job requires. Our open application programming interfaces, or APIs, and our application marketplace, or App Marketplace, allow customers to integrate our products with their internal systems and over 250 third-party applications, including accounting, document management, and scheduling software, providing our users with choice and flexibility, and demonstrably increasing the stickiness of our platform as we aim to become the construction industry’s system of record.

Our customers range from small businesses managing a couple million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the commercial, residential, industrial, and infrastructure segments of the construction industry. We generate substantially all of our revenue from subscriptions to access our products. We sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products a customer subscribes to and the fixed aggregate dollar volume of construction work contracted to run on our platform annually, which we refer to as annual construction volume. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue. We do not provide refunds for unused construction volume, or charge customers based on consumption or on a per project basis. Our customers rely on our platform to help run their businesses more efficiently. This is evidenced by our customers using our platform to create an aggregate of more than 1 million projects representing over $1 trillion of construction volume since January 1, 2014, and these customers have reported that project teams are able to manage an average of 29% more construction volume per person by using Procore, according to the survey we conducted of our customers’ employees in December 2020 and published in February 2021, or the 2021 Procore ROI Survey. In 2020, the average duration of an active project in Procore was approximately 22 months.

Our business model is designed to encourage rapid, widespread adoption of our products by allowing for unlimited users, meaning we do not charge a per-seat or per-user fee. Customers can invite all project participants to engage with our platform as part of a project team. In 2020, on average, each customer invited over 160 project participants. This includes the customer’s employees and its collaborators, who are other project participants who engage with our platform but do not pay us for such use. Collaborators have access to relevant project information and product features for the duration of their involvement in a project and are incentivized to become customers, as collaborators do not control what information they get access to, they may not be able to access project information after a job is complete, and cannot run their complete portfolio of projects on our platform. In 2020 we had over 1.6 million users, which we define as our customers’ employees and their collaborators who have logged in to our platform, of which more than 60% were collaborators. Once collaborators have used our platform, they may potentially become customers and evangelize Procore on future projects. We believe our business model creates a flywheel effect that has helped increase our customer count from 6,095 as of December 31, 2018, to 8,506 as of December 31, 2019, to 10,166 as of December 31, 2020, reflecting year-over-year growth rates of 40% in 2019 and 20% in 2020. We have also seen an increase in the number of customers that contributed more than $100,000 of annual recurring revenue, or ARR, which grew from 412 as of December 31, 2018, to 655 as of December 31, 2019, to 843 as of December 31, 2020, reflecting year-over-year growth rates of 59% in 2019 and 29% in 2020.

Our success in building our customer base, expanding usage for existing customers, and helping digitize the industry has allowed us to achieve significant growth. We generated revenue of $186.4 million in 2018, $289.2 million in 2019, and $400.3 million in 2020, representing year-over-year growth of 55% in 2019 and 38% in 2020. We had net losses of $56.7 million in 2018, $83.1 million in 2019, and $96.2 million in 2020.

Our Industry

Despite being one of the largest industries in the world, construction has been slower to adopt innovations in process and technology, and is in the early stages of digitization. Given growing pressures on the industry, key stakeholders face an increasing imperative to adopt modern technology or jeopardize future business success. In fact, 80% of contractors surveyed in a 2019 USG Corporation and U.S. Chamber of Commerce survey believe that they will use some newer technology by 2022.

Construction represents one of the largest industries in the world and is in the early stages of digitization.

Annual worldwide construction spend, which consists of new construction and ongoing maintenance and modifications, is expected to grow from approximately $10 trillion in 2017 to approximately $14 trillion by 2025, according to McKinsey. Despite the industry’s large scale, it has historically lagged behind nearly every other industry in digitization. According to McKinsey’s Industry Digitization Index, construction ranks second from last in digitization across all major sectors, ahead of only agriculture and hunting. We believe that a principal reason for this is that, prior to the proliferation of the internet, Wi-Fi, and mobile devices, this field-based industry faced technology adoption barriers that other industries did not have to overcome.

The growth outlook for the construction industry is strong and favorable, driven by population growth, greater mobility, and the need for ongoing maintenance.

•	Global population growth coupled with greater mobility is driving the need for more construction.

•	Ongoing maintenance and repairs require billions of dollars of annual construction.

The construction ecosystem is highly fragmented and specialized.

The construction process relies on coordination among highly fragmented and specialized groups, including key stakeholders such as owners, general contractors, specialty contractors, architects, and engineers. These stakeholders engage in financing, budgeting, designing, building, and maintaining commercial, residential, industrial, and infrastructure projects while navigating varying responsibilities, risk profiles, and motives. Completing a project safely, on time, and within budget requires effective collaboration between stakeholders across work streams, sharing information in a timely and effective manner, and navigating increasing contractual and regulatory complexity.

Key stakeholders in the construction ecosystem are:

•

Owners.    Owners initiate construction projects, secure financing, work with architects, engineers, and consultants on building design, hire general contractors to manage the construction process, and are the ultimate decision-makers throughout a project. Owners include corporations, universities, government entities, and commercial and residential real estate developers.

•

General contractors.    General contractors coordinate the construction project and fulfill the demands of owners while simultaneously maintaining oversight and responsibility for specialty contractors and other vendors.

•

Specialty contractors.    Specialty contractors, commonly referred to as subcontractors, are hired by general contractors for their specialized skills, such as mechanical, electrical, plumbing, roofing, or concrete trades, and perform the vast majority of construction work.

•

Architects and engineers.    Architects and engineers work together to develop building plans and designs, collaborating directly with owners and general contractors. Typically architects are responsible for designing the aesthetic look and feel of a structure, while engineers focus on safety and functionality, materials, and structural design.

The construction industry has four defining characteristics.

•

Construction is a custom business.    Construction projects are typically custom and each project has a distinctive combination of dynamic variables, including unique project teams, design, materials, terrain, regulations, and schedules.

•

The workforce is mobile and decentralized.    Construction happens on the jobsite, not at the office, which increases the importance of mobile access to project data. Construction workers often operate with out-of-date or incomplete project information and struggle to collaborate effectively with other stakeholders, leading to mistakes that may translate to costly rework and extended project timelines. Given mistakes not only impact the progress of the project but also expose workers to safety risks, the need for mobile collaboration solutions and real-time access to instructions, designs, documentation, and reporting is becoming increasingly critical for managing and optimizing a dispersed workforce.

•

Stakeholder dynamics are complex.    Construction projects require collaboration across a wide range of stakeholders who often have a different set of interests and lack familiarity and trust with one another, yet all are interdependent and ultimately share project risks. Similarly, all project participants are adversely impacted when a project is delayed, runs over budget, or does not meet quality or safety requirements. In order to avoid related financial losses, stakeholders are often quick to redirect responsibility to other participants on a project and seek to resolve disputes in court.

•

Change is constant.    Construction project designs, schedules, and budgets are modified frequently. Construction teams typically run into unforeseen issues requiring a workaround, or the owner may decide to make a modification to the project. As a result, the design that teams set out to build rarely matches the finished product. An event as small as a delayed inspection that adjusts worker schedules, or as significant as discovering an unexpected boulder during excavation that requires special equipment to remove, can trigger costly changes to a project’s schedule and require timely communication to teams on the ground to minimize or avoid mistakes.

Legacy approaches to managing project workflows, financials, and risks were not designed for a field-driven workforce and contribute to project inefficiencies and material waste.

Historically, construction industry participants regularly stored physical copies of project documents in binders and boxes. Legacy software solutions were often not user-friendly or lacked collaboration and integration capabilities. Further, software was not easily accessible on a computer, smartphone, and tablet, at both the construction site and the office, and by the wide range of stakeholders on a construction project. The 2018 FMI Report estimates that employees at construction companies spend 35% of their time on “non-optimal” tasks. Time spent on non-optimal activities such as dealing with mistakes and rework, looking for project data, and handling conflict resolution cost the U.S. construction industry an estimated $177.5 billion in labor costs in 2018. In fact, according to McKinsey, large non-residential construction projects typically run up to 80% over budget and 20 months behind schedule. In addition, the European Commission estimates that construction and demolition waste accounts for approximately 25%–30% of all waste generated in the European Union, which we believe is generally representative of the construction industry’s contribution to global waste levels.

Multiple catalysts have emerged to bring construction into the digital age.

Recent advancements of key technologies such as cloud computing, mobile networks, and smart devices are disrupting legacy approaches by making technology adoption significantly easier in the construction industry. Simultaneously, additional drivers such as labor shortages and general shifts in the labor market, mounting technical and regulatory complexity of construction projects, and the growing importance of data to aid in decision-making are increasingly compelling stakeholders to change their historic practices. Stakeholders that fail to digitize their business models sacrifice efficiency, productivity, and safety, and risk being outpaced by their competitors as the use of technology solutions increasingly becomes the industry standard.

The construction industry needs an end-to-end, cloud-based software platform.

The construction industry is experiencing a transformation driven by innovations in technology and rising pressures on stakeholders, ranging from labor shortages to increasing project complexity. We believe that in order to truly improve the lives of everyone in construction, it is essential that modern construction management software is accessible by all project team members from any location and on any internet-connected device. The solution needs to address the specific workflows of all key stakeholders on a project, while providing a platform that both integrates with other solutions in the market and provides a single, centralized system of record on every project across the entire project lifecycle.

Our Opportunity

We believe that the current total addressable market, or TAM, for construction software is large and significantly underpenetrated. McKinsey estimates that annual worldwide construction revenue in 2017 was approximately $10 trillion. Separately, Deloitte estimates that in 2018, approximately 1.7% of worldwide construction and infrastructure revenue was spent on IT solutions. Furthermore, Gartner estimates that in 2020, application software spending represented 7.3% of total IT spend, calculated as enterprise application software revenue divided by total IT spend across all industries. We therefore estimate that the construction industry spends approximately $12.4 billion worldwide annually on application software.

Based on our experience with customers, however, we believe we address a greater opportunity not yet quantified by this estimate because we are digitizing analog and manual processes which are not captured in Deloitte’s estimate of construction IT spend. Given that globally, on average, other industries spend over 3% annually on IT as a percentage of revenue, compared to 1.7% in the construction industry, we believe that IT spend and application software spend in the construction industry as a percentage of revenue may increase as the industry continues to digitize. Additionally, we believe the $12.4 billion figure understates our total addressable market, as it does not account for our ability to sell our products to multiple stakeholders who participate in the same construction project, therefore allowing us to monetize the same dollar of construction volume multiple times.

We estimate that the annual potential market opportunity for our current products is approximately $9.4 billion. We calculate this figure by multiplying an estimate of the number of total owner, general contractor, and specialty contractor companies in our addressable geographies, as reported in a February 2021 Frost & Sullivan study that we commissioned, by our median ARR as of December 31, 2020, for each company size (categorized by enterprise, mid-market, and small business). While the COVID-19 pandemic impacted the construction industry in 2020, available data indicates that the industry has already begun to recover from the pandemic, and we believe that the overall size of our market opportunity remains substantially unchanged from its pre-COVID-19 size. We limited our addressable geographies to only those geographies where we currently have focused sales and marketing efforts—the United States, Canada, Mexico, the United Kingdom, Ireland, Australia, New Zealand, Singapore, and the United Arab Emirates. We also exclude general contractors and specialty contractors with annual revenues of less than $2.5 million and owners with less than $2.5 million in annual construction spend from our addressable market estimates given we do not actively market to those organizations.

We believe there is further potential to expand our market opportunity because the median ARR is based on the current number of products purchased by our customers, which we believe will continue to gradually increase as we further penetrate our existing customer base and release additional products. Many of our products are new, given that for the majority of our history we only offered one product. We have recently rapidly grown our product offering from four products in 2017 to 13 products today. Despite how recent these new product releases were, as of December 31, 2020, 60% of our customers subscribed to three or more of our products. However, as of December 31, 2020, only 43% of our customers subscribed to four or more of our products, and we believe this percentage will increase over time as we see increased customer adoption of our newer products and as we continue to successfully introduce products that meet the needs of our customers and the construction ecosystem. Additionally, our estimates only contemplate international markets where we currently have focused sales and marketing efforts. While we have historically focused on North America, we believe our international opportunity is many times larger, with similar industry dynamics across the globe. As our international footprint continues to expand, we believe our potential market opportunity will increase.

Our Approach

We believe we are well positioned to extend our market leadership, not only through promoting the rapid adoption of our construction management platform, but also through our dedicated efforts to invest in and positively impact the future success of the construction community. We believe that our success is driven by the quality of our platform and our strong relationships with our customers and the broader construction industry. Our approach is based on two key elements:

•

We live and breathe construction.    Our platform and products are focused on the construction industry, and we build our products for the requirements of industry stakeholders. We have deep domain expertise and an understanding of the construction industry’s complex workflows, incentive structures, and the risks each stakeholder faces on a project. We also partner with the industry beyond providing software. Several of our initiatives, including
”Jobsite,” our industry-focused blog site, Procore Community, our online user community forum, and Groundbreak, our annual construction industry conference, are designed to grow community engagement across our platform. We also offer additional resources to the construction community, including certified continuing education courses, training programs, online content libraries, and free software to universities, schools, trade unions, and non-profits through our in-house social impact team, Procore.org. We offer over 170 on-demand online courses, as well as training and networking events. Someone earns a Procore certification on average every five minutes and we have issued over 295,000 certifications to date. In addition, 85% of accredited U.S. construction management programs teach students about the Procore platform. Collectively, these initiatives are designed to help us strengthen our credibility and affirm our value as a strategic partner to stakeholders in the construction sector.

•

We put our customers first.    We make our platform intuitive and easy-to-use, whether from a computer, smartphone, or tablet in the field or in the back office, so that everyone can adopt and benefit from the power of our platform. A core part of our strategy is our user-centric development culture. We have also built a customer success organization focused on helping our customers implement our products quickly and efficiently. Our customer support team provides live support to all users at no additional cost, as well as numerous online resources, because we believe that if all users are successful, then our customers will be successful. As of December 31, 2020, we had published over 5,800 publicly available tutorials and FAQs to our website. We also believe time-to-resolution is critical, which is why in 2020 our average support response time to a user support request via online chat or phone was under 60 seconds and we had a positive customer support satisfaction rating of over 90%.

Our Platform

We are helping revolutionize the construction industry by changing the way construction projects are managed, providing online and offline access to critical project information, simplifying complex workflows, and enabling collaboration among all project stakeholders.

We have built our platform to be modern, intuitive, and open with a modular and extensible architecture that not only includes the breadth and depth of functionality of our own products but also integrates with third-party applications and our customers’ own customized applications. While we offer a broad set of products that we monetize through subscriptions, our platform also includes a wide range of technical services that are shared across our products and open APIs that enable us to extend the capabilities of our platform to the broader ecosystem of software that our customers use.

Our construction management platform offers our customers and collaborators capabilities that address a range of evolving needs throughout a project’s lifecycle, including bidding, scheduling, building information modeling, or BIM, labor tracking, financial management, and more. Our platform streamlines communication and facilitates compliance with safety and other regulatory standards, which helps increase productivity and efficiency, reduces rework and costly delays, improves safety and compliance, and enhances collaboration and accountability among key stakeholders.

We offer these industry-transforming capabilities through an integrated, user-centric platform that features four product categories, our extensive App Marketplace, our proprietary data and analytics layer, and a powerful range of shared technical services leveraged across our products.

Product Categories

•

Preconstruction.    Our Preconstruction products facilitate collaboration between internal and external stakeholders during the planning, budgeting, estimating, bidding, and partner selection phase of a construction project.

•

Project Management.    Our Project Management products connect entire construction project teams by ensuring project information is aggregated in a cloud-based platform, available to all project participants, and accurate so that work on the jobsite is completed correctly.

•	Resource Management. Our Resource Management product helps customers track labor productivity and manage profitability on construction projects.

•

Financial Management.    Our Financial Management products provide customers with visibility into the financial health of their individual construction projects and portfolios and facilitate untethered access to financial data, linking the field and the office in real-time.

Our Business Model

We generate substantially all of our revenue from subscriptions to access our products and have an unlimited user model that is designed to facilitate adoption and maximize usage of our platform by all project stakeholders. We sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products and the annual construction volume contracted to run on our platform. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue.

Why We Win

We have a number of distinct competitive advantages that result from our deep domain expertise, singular focus on construction, user-centric approach, and broad and extensible platform:

•

We are positioned to be the construction industry’s system of record.    Our platform allows our customers to manage their construction projects and leverage their data across multiple workflows, all from a centralized platform, creating a system of record. Our products and robust App Marketplace integrations with third-party applications are designed to allow our customers to access data provided by other stakeholders on their projects and from third-party sources. Our unlimited user model enables rapid, widespread adoption of our platform and ensures project information is captured. We believe our scale, market position, and unlimited user model will help us attract more customers, collaborators, data, and third-party developers, reducing barriers to adoption and affording us the ability to serve as the system of record for the construction industry. This means that our customers are incentivized to continue to subscribe to our products even after the end of a construction project in order to leverage the benefits of Procore as a system of record.

•

We offer a comprehensive and integrated platform.    We provide a cloud-based construction management platform with a comprehensive set of products spanning the construction lifecycle, from preconstruction to project completion. One of the core benefits of our platform approach is that our products are deeply integrated, providing a streamlined user experience and centralized access to project information.

•

We provide our users with an easy-to-use mobile application.    Our mobile application allows customers and collaborators to access project data from the office or the jobsite. Our user-centric mobile products are intuitive and easy-to-use, enabling all users to quickly adopt and benefit from the power of our products.

•

Procore is a trusted technology brand in the construction industry.    We live and breathe construction and put our customers first. Our vision is to improve the lives of everyone in construction and we want our customers to see us as a trusted strategic partner. We believe that we have brought a new level of transparency and collaboration to an industry traditionally characterized by complex stakeholder dynamics, asymmetric risks and rewards, and conflicting interests. This is evidenced by the 2021 Procore ROI Survey, which concluded that 84% and 87% of individual respondents achieved better project visibility and improved standardization, respectively, from using Procore. See the section titled “Market and Industry Data” for additional information on the 2021 Procore ROI Survey.

•

We offer excellent customer success and support, driving ease-of-use and fast time to value.    Our customer support team provides live support to all users on our platform at no additional cost, as well as numerous online resources, because we believe that if all users are successful, then our customers will be successful.

Our Growth Strategy

We intend to leverage our existing products and industry presence to establish our platform and products as the industry standard in construction, both domestically and internationally. The key elements of our strategy to accomplish these objectives are as follows:

•	maintain and advance our technology leadership;

•	acquire new customers;

•	increase spend within our customer base;

•	expand internationally;

•	extend our industry connectivity and our position as a trusted brand; and

•	pursue targeted acquisitions.

Risk Factors Summary

Investing in our common stock involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. The following are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:

•

we have experienced rapid growth in recent periods, and such growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected;

•	we have a history of losses and may not be able to achieve or sustain profitability in the future;

•	our business may be significantly impacted by changes in the economy and related reductions in spend across the construction industry;

•	the construction management software industry is evolving and may not develop in ways we expect;

•

our current and future products and features may not be widely accepted by our customers, and we may not be able to respond to technological changes, changes in customer demands and preferences, or develop new products and functionality;

•

we are continuing to expand our operations outside the United States, where we may be subject to increased business, regulatory, and economic risks that could materially adversely affect our business, financial condition, results of operations, and prospects;

•	our business depends on a strong brand, and if we are not be able to maintain and enhance our brand, our ability to maintain and expand our customer base will be impaired;

•	our ability to increase our customer base and achieve broader market acceptance of our products will significantly depend on our ability to develop and expand our sales and marketing capabilities;

•	we operate in a competitive market, and we must continue to compete effectively;

•	our results of operations may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below expectations;

•	the COVID-19 pandemic has had and could continue to have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and our customers operate;

•	if we lose key management personnel or if we are unable to retain or hire additional qualified personnel, we may not be able to achieve our strategic objectives; and

•	our market opportunity estimates and growth forecasts included in this prospectus could prove to be inaccurate.

Corporate Information

We were incorporated as Butterfly Lane, Inc. in California in January 2002, and changed our name to Procore Technologies, Inc. in May 2002. We reincorporated in Delaware in June 2014. Our principal executive offices are located at 6309 Carpinteria Avenue, Carpinteria, CA 93013. Our telephone number is (866) 477-6267. Our website address is https://www.procore.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Procore design logo, “Procore,” “Procore Technologies,” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Procore Technologies, Inc. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply for a certain period of time with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements;

•	exemptions from the requirements of holding a stockholder advisory vote on executive compensation and any golden parachute payments not previously approved; and

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock in this offering. However, if certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (ii) our annual gross revenues exceed $1.07 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock offered in this offering	shares

Use of proceeds

We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services, or technologies, although we do not currently have any plans or commitments for any such acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Common stock held by executive officers, directors, and five percent stockholders after this offering

Upon the completion of this offering, our executive officers, directors, each of our stockholders that will own more than five percent of our outstanding capital stock, and their respective affiliates will hold, in aggregate,    % of the voting power of our outstanding capital stock.

Directed share program	At our request, the underwriters have reserved up to shares of common stock, or % of the shares offered by us pursuant to this prospectus for sale, at the initial public offering price, through a directed share program, stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. See the section titled “Underwriting—Directed Share Program.”

to persons with whom we have a business relationship. If purchased by these persons, these shares will not be subject to a 180-day lock-up restriction, except to the extent that the purchasers of such shares are otherwise subject to lock-up or market stand-off agreements as a result of their relationships with us. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these persons and entities. Any reserved shares of our common

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NYSE trading symbol	“PCOR”

The number of shares of our common stock that will be outstanding after this offering is based on 118,664,774 shares of our common stock outstanding as of March 31, 2021, which includes shares of our redeemable convertible preferred stock and shares of our redeemable convertible preferred stock subject to restricted stock awards, or RSAs, on an as converted basis, and shares resulting from the vesting of 1,361,899 RSUs, for which the service-based condition was satisfied as of March 31, 2021 and for which the performance-based vesting condition will be satisfied upon the effective date of the registration statement of which this prospectus is a part, and excludes:

•

10,871,090 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, with a weighted-average exercise price of $12.78 per share;

•

5,867,484 shares of our common stock subject to restricted stock units, or RSUs, outstanding as of March 31, 2021 that would not have satisfied the service-based vesting condition as of March 31, 2021;

•	507,039 shares of our common stock subject to RSUs granted between April 1, 2021 and May 5, 2021;

•	shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or our 2021 Plan; and

•	shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our ESPP.

Our 2021 Plan provides for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2014 Equity Incentive Plan, or 2014 Plan, that expire, terminate, are forfeited, or are repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Unless otherwise indicated, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of 85,331,278 shares of our redeemable convertible preferred stock and redeemable convertible preferred stock subject to RSAs outstanding as of March 31, 2021 into an equal number of shares of our common stock immediately prior to the completion of this offering;

•

that our customer metrics do not include customers from our recent acquisition of Esticom Inc., or Esticom, as they are on non-standard legacy Esticom contracts that do not align with our standard contract terms. Esticom customers will be included in our customer, ARR, and retention metrics when they are renewed onto standard Procore annual contracts;

•

no exercise of the outstanding options or settlement of the RSUs described above subsequent to March 31, 2021, other than the vesting of 1,361,899 RSUs, for which the service-based condition was satisfied as of March 31, 2021 and for which the performance-based vesting condition will be satisfied upon the effective date of the registration statement of which this prospectus is a part; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2018, 2019, and 2020 and the summary consolidated balance sheet data as of December 31, 2020, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021 and the summary consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such interim financial statements.

You should read the following summary consolidated financial data together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, unaudited interim condensed consolidated financial statements, and the related notes included elsewhere in this prospectus. The summary consolidated financial data in this section is not intended to replace our audited consolidated financial statements, unaudited interim condensed consolidated financial statements, and the related notes, and are qualified in their entirety by our audited consolidated financial statements, unaudited interim condensed consolidated financial statements, and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period, and our operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any other interim periods or any future year or period.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$186,396	$289,194	$400,291	$92,337	$113,938
Cost of revenue	37,401	53,166	71,663	17,457	20,359

Gross profit	148,995	236,028	328,628	74,880	93,579
Operating expenses:
Sales and marketing	112,723	173,472	189,032	48,062	53,965
Research and development	55,950	87,022	124,661	28,233	34,545
General and administrative	35,365	58,158	73,465	15,983	17,927

Total operating expenses	204,038	318,652	387,158	92,278	106,437

Loss from operations	(55,043)	(82,624)	(58,530)	(17,398)	(12,858)
Interest expense, net	(1,394)	(930)	(2,060)	(382)	(562)
Change in fair value of Series I redeemable convertible preferred stock warrant liability	—	—	(36,990)	—	—
Other income (expense), net	16	518	420	(1,218)	(183)

Loss before provision for (benefit from) income taxes	(56,421)	(83,036)	(97,160)	(18,998)	(13,603)
Provision for (benefit from) income taxes	250	71	(993)	36	129

Net loss	(56,671)	(83,107)	(96,167)	(19,034)	(13,732)

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands, except share and per share data)
Less: Recognition of beneficial conversion feature on preferred stock as a deemed dividend	—	—	(3,024)	—	—

Net loss attributable to common stockholders	$(56,671)	$(83,107)	$(99,191)	$(19,034)	$(13,732)

Net loss per share attributable to common stockholders, basic and diluted	$(2.77)	$(3.41)	$(3.56)	$(0.72)	$(0.44)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	20,430,502	24,361,173	27,895,546	26,440,615	31,357,060

Pro forma net loss per share, basic and diluted (unaudited)(1)			$(1.16)		$(0.29)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)			111,650,157		117,731,615

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(dollars in thousands)
Other Financial Data:
Gross margin(2)	80%	82%	82%	81%	82%
Operating margin(3)	(30)%	(29)%	(15)%	(19)%	(11)%
Non-GAAP gross profit(4)	$149,749	$238,766	$333,792	$75,908	$95,826
Non-GAAP gross margin(4)	80%	83%	83%	82%	84%
Non-GAAP loss from operations(4)	$(47,339)	$(61,015)	$(4,373)	$(10,411)	$(807)
Non-GAAP operating margin(4)	(25)%	(21)%	(1)%	(11)%	(1)%

(1)

See Notes 2 and 14 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding pro forma net loss per share, basic and diluted, for the year ended December 31, 2020. See Notes 2 and 9 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information regarding pro forma net loss per share, basic and diluted, for the three months ended March 31, 2021.

(2)	Gross margin reflects our gross profit as a percentage of revenue.
(3)	Operating margin reflects our loss from operations as a percentage of revenue.
(4)

Non-GAAP gross profit, non-GAAP gross margin, non-GAAP loss from operations and non-GAAP operating margin are financial measures that are not calculated in accordance with GAAP. See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$413,761	$413,761	$
Right of use assets—finance leases	41,439	41,439
Total assets	835,274	835,274
Deferred revenue, current and non-current	226,470	226,470
Finance lease liabilities, current and non-current	50,025	50,025
Redeemable convertible preferred stock	728,150	—
Total stockholders’ (deficit) equity	(265,110)	463,040

(1)

The pro forma column in the balance sheet data above reflects (i) the automatic conversion of an aggregate of 85,331,278 shares of our outstanding redeemable convertible preferred stock outstanding as of March 31, 2021 into an equivalent number of shares of common stock immediately prior to the completion of this offering; (ii) stock-based compensation expense of approximately $91.0 million associated with RSUs subject to service- and performance-based vesting conditions, as further described in Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column further reflects the receipt of $                million in net proceeds from our sale of                shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the assumed offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, total assets, and total stockholders’ equity by $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, total assets, and total stockholders’ equity by $                 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have experienced rapid growth in recent periods, and such growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected.

We have experienced rapid growth in recent periods. Our revenue was $186.4 million in 2018, $289.2 million in 2019, and $400.3 million in 2020. Even if our revenue continues to increase, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. Our overall revenue growth depends on a number of factors, including our ability to:

•	attract new customers and expand sales of subscriptions to our existing customers;

•	increase sales to owners and specialty contractors, as well as monetize additional new stakeholders;

•	develop new products, further improve our existing products, and expand our App Marketplace with additional third-party applications;

•	provide our customers and collaborators with support that meets their needs;

•	invest financial and operational resources to support future growth in our customer, collaborator, and third-party relationships;

•	expand our operations domestically and internationally;

•	retain and motivate existing personnel, and attract, integrate, and retain new personnel, particularly to our sales and marketing and engineering and product development teams;

•	successfully identify, acquire, and integrate businesses, products, or technologies that we believe could complement or expand our platform;

•	effectively plan for and model future growth; and

•	compete with other providers of construction management software.

If we are not able to maintain revenue growth or accurately forecast future growth, we may not meet analyst expectations, which would likely cause a decline in our stock price. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance.

Our opportunity for future growth also depends on changes in our customers’ budgetary constraints, regulatory and macroeconomic conditions, and economic conditions and business practices within the construction industry. To the extent we do not effectively address these risks, some of which are out of our control, our business, financial condition, results of operations, and prospects could be materially adversely affected.

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have a history of losses, and we may not achieve or maintain profitability in the future. We incurred net losses of $56.7 million in 2018, $83.1 million in 2019, and $96.2 million in 2020. As of December 31, 2020, we had an accumulated deficit of $397.0 million. We are not certain whether or when we will be able to achieve or sustain profitability in the future. We also expect our expenses to increase in future periods as we continue to invest in growth, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to expend substantial financial and other resources on:

•	expanding our sales and marketing and customer success teams to drive new subscriptions, increase the use of our products and platform by existing customers, and support our international expansion;

•	our technology infrastructure, including systems architecture, scalability, availability, performance, and security;

•	investments in our engineering and product development teams and the development of new products and platform functionality;

•	acquisitions, joint ventures, or strategic investments; and

•	general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue or profitable growth. Any failure to increase our revenue as we invest in our business, or to manage our costs, could prevent us from achieving or maintaining profitability or positive cash flow. We may also incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our business may be significantly impacted by changes in the economy and related reductions in spend across the construction industry.

Our business may be affected by changes in the economy. The construction industry in particular is impacted by economic slowdowns, tightening of economic policies, tariffs on imported goods, commodity prices, and policies that reduce government spending. Unfavorable or deteriorating market conditions, reductions in the rate of construction growth, decreases in lending activity, reductions in government spending and funding of infrastructure or other construction projects, government shutdowns, delays in the sale of voter-approved bonds, credit rating downgrades, reduced demand for public projects, and any resulting effects on spending by our customers or prospective customers, could have an adverse impact on our business. Our revenue may decrease because customers may generally choose to purchase less construction software in times of unfavorable economic conditions. Furthermore, if the construction industry experiences a decrease in overall construction volume, the amount our customers pay for our products could be reduced as we generally price our products based on a customer’s annual construction volume, which is the fixed aggregate dollar volume of construction work contracted to run on our platform annually. To the extent we do not effectively address these risks and challenges, our business, financial condition, results of operations, and prospects could be materially adversely affected.

The construction management software industry is evolving and may not develop in ways we expect.

The construction management software industry is evolving. Widespread acceptance and use of construction management technology in general, and our platform in particular, is critical to our future growth and success. While we believe that our construction management software addresses a significant market opportunity, a viable market for it may never develop or it may develop more slowly than we expect. If a viable market for construction management software does not develop further or develops more slowly than we expect, our business, financial condition, results of operations, and prospects could be materially adversely affected. Demand for construction management software in general, and our products in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

•	general awareness of construction management software;

•	availability, functionality, and pricing of products and services that compete with ours;

•	new construction methods that may be developed or become more prevalent in the future, including greater use of prefabrication methods;

•	government funding;

•	ease of adoption and use;

•	features and platform experience;

•	the reliability, performance, or perceived performance of our products and platform, including interruptions to the use of our products and platform;

•	the development and awareness of our brand; and

•	security or data privacy breaches of our products or platform.

If we are unable to successfully address these potential factors, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our current and future products and features may not be widely accepted by our customers, and we may not be able to respond to technological changes, changes in customer demands and preferences, or develop new products and functionality.

Our ability to grow our customer base and increase revenue from customers will depend heavily on our ability to enhance and improve our platform, respond to changes in customer demands and preferences, introduce new products, and interoperate across an increasing range of devices, operating systems, and third-party applications. We may introduce significant changes to our existing products or develop and introduce new and unproven products, including technologies with which we have little or no prior development or operating experience. Our customers may also demand features and capabilities that our current products do not have, or that our current platform cannot support, and we may need to invest significantly in research and development to build these features and capabilities. Any new products and features may fail to engage, retain, and increase our customer base or may suffer a lag in customer adoption. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. Competitors may also develop and introduce new products or entirely new technologies to replace our existing products, which could make our platform obsolete or adversely affect our business. There is no assurance that any enhancements to our platform or new products, features, or capabilities will be compelling to our customers or gain market acceptance. Additionally, we may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new products, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new products, features, and capabilities, and there can be no assurance that new products, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, all of which could harm our business. If our research and development investments do not accurately anticipate user demand, or if we fail to develop our products, features, or capabilities in a manner that satisfies customer needs in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our products, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We are continuing to expand our operations outside the United States, where we may be subject to increased business, regulatory, and economic risks that could materially adversely affect our business, financial condition, results of operations, and prospects.

We have customers running projects in over 125 countries, and 12.2% of our revenue in 2020 was generated from customers outside the United States. As of December 31, 2020, we have established offices in Australia, Canada, England, and Mexico to support our sales and marketing efforts in the surrounding regions. We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our products in additional languages. Any new markets or countries into which we attempt to sell subscriptions to access our products may not be receptive to our efforts. For example, we may not be able to expand further in some markets if we are not able to adapt our products to fit the needs of prospective customers in those markets or if we are unable to satisfy certain government- and industry-specific laws or regulations. In addition, future international expansion will also require considerable management attention and the investment of significant resources while subjecting us to new risks and increasing certain risks that we already face, including risks associated with:

•

recruiting and retaining talented and capable employees outside the United States, including employees who speak multiple languages and come from a wide variety of different cultural backgrounds and customs;

•	maintaining our company culture across all of our global offices;

•	providing our products and platform in different languages and customizing them to support local requirements;

•

compliance with applicable international laws and regulations, including laws and regulations with respect to employment, construction, privacy, data protection, consumer protection, and unsolicited email, and the risk of penalties and fines against us and individual members of management or employees if our practices are deemed to be out of compliance;

•	managing an employee base in jurisdictions with differing employment regulations;

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operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States and navigating the practical enforcement of such intellectual property rights outside of the United States;

•	the risk of changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

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compliance by us and our partners with anti-corruption laws, competition laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our products or platform in certain international markets;

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foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

•	political and economic instability (including as a result of COVID-19);

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COVID-19 or any other pandemics or epidemics that could result in decreased economic activity in certain markets, decreased use of our products and services, or in our decreased ability to sell our products and services to existing or new customers in international markets;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;

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double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased accounting, tax, travel, infrastructure, and legal compliance costs.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions, which could materially adversely impact our business, financial condition, results of operations, and prospects.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to maintain and expand our customer base will be impaired, and our business will be harmed.

We believe that the Procore brand identity and awareness is critical to our sales and marketing efforts. We also believe that maintaining and enhancing the Procore brand is critical to maintaining and expanding our customer base and, in particular, conveying to customers and collaborators that our platform offers capabilities that address the needs of the construction ecosystem throughout the project lifecycle. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Any unfavorable publicity or perception of our products or platform or the providers of construction management software generally, could adversely affect our reputation and our ability to attract and retain customers. If we fail to promote and maintain the Procore brand, or if we incur increased expenses in this effort, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our ability to increase our customer base and achieve broader market acceptance of our products will significantly depend on our ability to develop and expand our sales and marketing capabilities, the failure of which could materially adversely impact our business, financial condition, results of operations, and prospects.

Sales of subscriptions to access our products will depend to a significant extent on our ability to expand our sales and marketing capabilities. It is difficult to predict customer demand, customer retention and expansion rates, the size and growth rate of the market, the entry of competitive products, or the success of existing competitive products. Our sales efforts involve educating prospective customers about the uses and benefits of our products and platform. We expect that we will continue to need intensive sales efforts to educate prospective customers about the uses and benefits of our construction management software, and we may have difficulty convincing prospective customers of the value of adopting our products. We plan to continue expanding our salesforce, both domestically and internationally. Identifying, recruiting, and training qualified sales representatives is time-consuming and resource-intensive, and they may not be fully-trained and productive for a significant amount of time following their hiring, if ever. In addition, the cost to acquire customers is high due to these considerable sales and marketing efforts. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. Even if we are successful in convincing prospective customers of the value of our products, they may decide not to purchase our products for a variety of reasons, some of which are out of our control. We spend substantial time and resources on our sales efforts without any assurance that our efforts will result in a sale. The failure of our efforts to secure sales after investing resources in a lengthy sales process could materially adversely affect our business, financial condition, results of operations, and prospects.

We operate in a competitive market, and we must continue to compete effectively.

The market for our products is highly competitive and rapidly changing. Certain features of our current platform compete with:

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aggregated construction management products, including those offered by Oracle (including through its acquisitions of Primavera Systems, Aconex, and Textura), Autodesk (including through its acquisitions of PlanGrid, Assemble Systems, BuildingConnected, and Pype), and Trimble (including through its acquisitions of Viewpoint and e-Builder);

•	accounting software vendors, such as ComputerEase Software, Foundation Software, and Jonas Software;

•	point solution software vendors in various categories, including analytics, bidding, BIM, compliance, and scheduling, among others; and

•	in-house specialized tools or processes built by or for existing or prospective customers.

With the introduction of new products, technologies, and market entrants in the construction management software industry, we expect competition to intensify in the future. Further, many of our actual and potential competitors benefit from competitive advantages over us, such as better name recognition, longer operating histories, larger marketing budgets, existing or more established relationships, greater third-party integration, access to larger customer bases, and greater financial, technical, pricing and marketing strategies, and other resources. Some of our competitors may make acquisitions or enter into strategic relationships with third parties to offer a broader range of products than we do. These combinations may make it more difficult for us to effectively compete. We expect these competitive dynamics to continue as competitors attempt to strengthen or maintain their market positions.

Many factors, including our marketing, user acquisition and technology costs, and our current and future competitors’ pricing and marketing strategies, can significantly affect our pricing strategies. We currently sell our products at a premium as compared to some of our competitors. Certain competitors offer, or may in the future offer, lower-priced or free products or services that compete with our products or may bundle and offer a broader range of products or services. We may not be able to compete at such lower price points or with such product configurations. Similarly, competitors may use marketing strategies that enable them to acquire customers at a lower cost than we can. There can be no assurance that we will not be forced to engage in price-cutting initiatives or other discounts or to increase our marketing and other expenses, to attract and retain customers in response to competitive pressures, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our results of operations may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below expectations.

Our results of operations may vary significantly from period to period, which could materially adversely affect our business, financial condition, results of operations, and prospects. We expect that our results of operations will vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to increase the number of new customers and expand our existing customers’ use of our products;

•	the timing and success of new products introduced by us or our competitors;

•	the budgeting cycles, government funding of projects, and purchasing practices of customers;

•	general economic conditions, both domestically and in foreign markets;

•	reduction in construction spending in the public or private sectors;

•	changes in customer or collaborator requirements or market needs;

•	changes in the way we organize and compensate our employees;

•	whether the construction management software industry develops at all or develops more slowly than we expect;

•	our ability to successfully expand our business domestically and internationally;

•	the timing and length of our sales cycles;

•	our ability to attract, develop, motivate, and retain management and other skilled personnel;

•	the amount and timing of operating costs and capital expenditures related to the expansion of our business;

•	changes in the competitive landscape of our market, including consolidation among competitors or customers;

•	changes in our pricing policies or those of our competitors;

•	insolvency or credit difficulties affecting our customers’ ability to purchase or pay for our products;

•	significant security breaches of, technical difficulties with, or interruptions to, the use of our products or platform;

•	unusual expenses such as litigation or other dispute-related settlement payments or outcomes;

•	health epidemics or pandemics, such as COVID-19;

•	future accounting pronouncements or changes in our accounting policies or practices; and

•	increases or decreases in our results caused by fluctuations in foreign currency exchange rates.

The COVID-19 pandemic has had and could continue to have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and our customers operate.

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The potential impact and duration of the COVID-19 pandemic on the global economy and our business are difficult to assess or predict. Potential impacts include:

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our customer prospects and our existing customers may experience slowdowns in their businesses, which in turn may result in reduced demand for our platform, lengthening of sales cycles, loss of customers, and difficulties in collections;

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our employees are working from home much more frequently than they have historically, which may result in decreased employee productivity and morale, increased unwanted employee attrition, and increased risk of a cyberattack;

•	we continue to incur fixed costs, particularly for real estate, and may derive reduced or no benefit from those costs;

•	we may continue to experience disruptions to our growth planning, such as for facilities and international expansion;

•	we anticipate incurring costs in returning to work from our facilities around the world, including changes to the workplace, such as space planning, food service, and amenities;

•	we may be subject to legal liability for safe workplace claims;

•	our critical vendors or third-party partners could go out of business; and

•	in-person marketing events, including industry conferences, have been canceled and we may continue to experience prolonged delays in our ability to reschedule or conduct in-person marketing events and other sales and marketing activities.

The impact of any of the foregoing, individually or collectively, could adversely affect our business, financial condition, results of operations, and prospects.

As a result of the COVID-19 pandemic, we temporarily closed our headquarters and other offices,

required our employees and contractors to work remotely, and implemented travel restrictions, all of which represented a significant change in how we operate our business. The operations of our partners and customers have likewise been altered. As a result of global business disruption, the COVID-19 pandemic had an adverse impact on our ability to close new and additional business agreements. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic are likely to affect the rate of global construction spending and, despite the measures we have taken to limit or mitigate the impact, it could continue to have an adverse effect on the demand for our platform, lengthen our sales cycles, reduce the value or duration of subscriptions, reduce the level of subscription renewals, negatively impact collections of accounts receivable, reduce expected spending from new customers, cause some of our customers to go out of business, limit the ability of our direct sales force to travel to customers and potential customers, and affect contraction or attrition rates of our customers, all of which could adversely affect our business, results of operations, financial condition, and prospects in 2021 and future periods.

Moreover, to the extent the COVID-19 pandemic continues to adversely affect our business, financial condition, results of operations, and prospects, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including but not limited to, those related to our ability to increase sales to existing and new customers, develop and deploy new offerings and applications, and maintain effective marketing and sales capabilities.

If we lose key management personnel or if we are unable to retain or hire additional qualified personnel, we may not be able to achieve our strategic objectives and our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our future success is substantially dependent on our ability to attract, retain, and motivate the members of our management team and other key personnel throughout our organization. In particular, we are highly dependent on the services of Mr. Courtemanche, our founder, President, and Chief Executive Officer, who is critical to our ability to achieve our vision and strategic priorities. We rely on our management team in the areas of operations, security, research and development, sales and marketing, support, and general and administrative functions. Although we have entered into offer letters with our key personnel, our employees, including our executive officers, work for us on an “at-will” basis, which means they may terminate their employment with us at any time. If Mr. Courtemanche or one or more of our key personnel or members of our management team resigns or otherwise ceases to provide us with their services, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our continued success is also dependent on our ability to attract and retain other qualified personnel possessing a broad range of skills and expertise. There is significant competition for personnel with the skills and technical knowledge that we require across our product and platform development, sales, customer success, and general and administrative functions. In particular, to continue to enhance our products, develop new products, and add new and innovative functionality, it will be critical for us to continue to grow our research and development teams, including hiring highly skilled engineers, product managers, and designers with experience in designing, developing, and testing cloud-based software. We may need to offer higher compensation and other benefits to attract and retain key personnel in the future, and to attract top talent, we must offer competitive compensation packages before we have the opportunity to validate the productivity and effectiveness of new personnel. Many of the companies with which we compete for experienced personnel have greater name recognition and financial resources. If we hire employees from competitors or other companies, their former employers may attempt to assert that we or these employees have breached the employee’s legal obligations, resulting in a diversion of our time and resources. In addition, our headquarters are located near Santa Barbara, California, which is not a prominent commercial center or hub for technology companies. As a result, we may have difficulty hiring and retaining suitably skilled personnel with the qualifications and motivation to expand our business. Additionally, we may not be able to hire new personnel quickly enough to meet our needs. If we fail to meet our hiring needs or successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity, and retention could all suffer. Any of these factors could materially adversely affect our business, financial condition, operating results, and prospects.

Our market opportunity estimates and growth forecasts included in this prospectus could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and could materially adversely affect our business, financial condition, results of operations, and prospects.

This prospectus includes our internal estimates of the addressable market for our construction management software products. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. In particular, our internal estimates regarding our current and projected market opportunity, including our expectations with respect to new international markets, new products, features, and capabilities, and adoption by owners, general contractors, and specialty contractors, are difficult to predict. In addition, our internal estimates of the addressable market for our products include the potential spend of substantially all owners, general contractors, and specialty contractors in the market, and we cannot predict with precision our ability to address this demand or the extent of market adoption of our platform by each of these types of stakeholders. Furthermore, the construction industry has been slow to digitize. As a result, the estimates for our addressable market may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our business is subject to data security risks, and our data security measures may be inadequate to address these risks, making our systems susceptible to compromise, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We, or our third-party vendors on our behalf, collect, process, store, and transmit substantial amounts of data and information, including customer data. Security incidents may occur in the future, causing unauthorized access to, loss of, or unauthorized disclosure of such information, resulting in regulatory enforcement actions, litigation, indemnification obligations, and other potential liabilities, as well as negative publicity, which could materially adversely affect our business, reputation, financial condition, results of operations, and prospects. Cyberattacks, computer malware, and other compromises of information security measures or malicious internet-based activity continue to increase, and cloud-based platform providers of products and services have been targeted, resulting in breaches of their information security, and are expected to continue to be targeted. We and our third-party vendors are at risk of suffering from similar attacks and breaches. Our products may also be subject to fraudulent usage and schemes, including third parties accessing customer accounts or viewing data from our platform. These fraudulent activities can result in unauthorized access to customer accounts and data and unauthorized use of our products. While we undertake significant efforts to protect the security and integrity of the information we collect, process, store, and transmit, we cannot entirely mitigate these risks, and there is no guarantee that inadvertent or unauthorized use or disclosure of such information will not occur or that third-parties will not gain unauthorized access to such information despite our efforts. In addition, we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on their information systems. We may not be able to anticipate or prevent all techniques that could be used to obtain unauthorized access or to compromise our systems because such techniques change frequently and are generally not detected until after an incident has occurred. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our software that we may become aware of in the future. We expect similar issues to arise in the future as we continue to expand the features and functionality of our products and platform and introduce new products, and we expect to expend significant resources in an effort to protect against security incidents. In addition, any actual or suspected cybersecurity incident or other compromise of our security measures, or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, or otherwise, could result in harm to our business, damage to our brand and reputation, significant costs for remediating the effects of such an incident and preventing future incidents, lost revenue due to network downtime, and a decrease in customer and user trust. Concerns regarding privacy, data protection, and information security may also cause some of our customers to stop using our products and platform and decline to renew their subscriptions, and make it harder to acquire new customers. To the extent we do not effectively address these risks, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. We are also contractually required to notify certain customers of certain data security breaches. In addition, our customers store sensitive and confidential information on our platform, such as building plans and other information related to government works, or projects for regulated industries, such as banks and casinos. Security incidents experienced by us, or by others, such as our competitors or customers, may lead to public disclosures and widespread negative publicity for us, our customers, or the construction software industry generally.

There can be no assurance that any limitations of liability provisions in our subscriptions with customers would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms, or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could materially adversely affect our business, financial condition, results of operations, and prospects.

Any failure to offer high quality support for our customers and collaborators may harm our relationships with our customers and, consequently, our business.

While we have designed our products to be easy to adopt with minimal support, our customers depend on our customer success teams to provide implementation, training, and support services. Due to the COVID-19 pandemic and local government shelter in place requirements, our in the field customer support capabilities have diminished as we have required substantially all of our employees to work remotely to minimize their and our customers’ risk of exposure to COVID-19. If we do not provide effective ongoing support (both virtually and in the field), our ability to sell additional products to existing customers could be adversely affected, and our reputation with prospective customers or the industry could be damaged. If we experience increased customer and collaborator demand for support, we may face increased costs that may harm our results of operations. The number of our customers and collaborators has grown significantly, which has put additional pressure on our customer success teams. If we are unable to provide efficient support services or if we need to hire additional support resources, potentially through third parties, our business, financial condition, results of operations, and prospects could be adversely affected. Additionally, our ability to acquire new customers is highly dependent on our business reputation and on positive recommendations from existing customers. Any failure to maintain high quality support, or a market perception that we do not maintain high quality support, for our customers and collaborators could materially adversely affect our business, financial condition, results of operations, and prospects.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and our business, financial condition, results of operations, and prospects could be adversely materially affected.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of the New York Stock Exchange, or the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more complex, time-consuming, and, costly and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems, and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems or controls, and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports, or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on our stock price. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the Jobs Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could cause a decline in our stock price or materially adversely affect our business, financial condition, results of operations, and prospects.

We license technology from third parties and our inability to maintain those licenses could materially adversely affect our business, financial condition, results of operations, and prospects.

We currently incorporate, and will in the future incorporate, technology that we license from third parties into our products and platform. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions where we may sell our platform. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products containing that technology would be limited, and our business could be harmed. Additionally, if we are unable to license or continue to license technology from third parties, such as technology that helps enable our products, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer certain existing, new, or competitive products and may increase our costs. As a result, our business, financial condition, and results of operations could be materially adversely affected.

Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

We primarily rely and expect to continue to rely on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality procedures, licenses and contractual restrictions with our employees, consultants, and third parties, to establish and protect our intellectual property and proprietary rights, all of which provide only limited protection. As of December 31, 2020, we had six issued patents, 28 pending, non-provisional patent applications in the United States, and ten Patent Cooperation Treaty international patent applications. Two of our issued patents in the United States will expire in 2035, and the other four of our issued patents will expire in 2039. We continually review our development efforts to assess the existence and patentability of new intellectual property. We make business decisions about when to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even when we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products or platform. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand, and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement, misappropriation and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Third parties may knowingly or unknowingly infringe our proprietary rights, or may challenge our proprietary rights, and we may not be able to prevent infringement without incurring substantial expense. Additionally, pending and future patent, trademark, and copyright applications may not be approved, and our issued patents may be contested, circumvented, found unenforceable, or invalidated. We have also devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants, and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our products, platform, brand, and other intangible assets may be diminished, and competitors may be able to more effectively replicate our platform and its features. Any of these events could materially adversely affect our business, financial condition, results of operations, and prospects.

We may become involved in litigation that could materially adversely affect our business, financial condition, results of operations, and prospects.

As we face increasing competition and gain an increasingly higher profile, the possibility of intellectual property rights claims, commercial claims, or other claims or lawsuits being asserted against us grows. In the future, we may become a party to litigation and disputes related to our intellectual property, business practices, products, or platform. While we intend to vigorously defend these lawsuits, litigation can be costly and time-consuming, divert the attention of management and key personnel from our business operations, and dissuade prospective customers from subscribing to our products. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, our customer agreements include provisions requiring us to indemnify our customers against liabilities if our products infringe a third-party’s intellectual property rights, and we have negotiated other specific indemnities with certain of our customers, in each case, which could require us to make payments to such customers. During the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors consider these announcements negative, our stock price may decline. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us, and we may be required to develop alternative non-infringing technology or practices or discontinue our practices. The development of alternative, non-infringing technology or practices could require significant effort and expense. Any of the above could materially adversely affect our business, financial condition, results of operations, and prospects.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success.

We believe our corporate culture fosters innovation, teamwork, passion, and focus on execution and has contributed to our success. As we grow and develop our infrastructure as a public company and expand our operations, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to recruit and retain qualified personnel, innovate and operate effectively, and execute on our business strategies. In addition, in response to the COVID-19 pandemic and local shelter in place government regulations, we are requiring or have required substantially all of our employees to work remotely to minimize the risk of exposure to the virus to our employees and the communities in which we operate. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no guarantee that we will be as effective while working remotely or that we will be able to maintain our corporate culture because our team is dispersed and because our employees may have less capacity to work due to increased personal obligations (such as childcare, eldercare, or caring for family members who become sick), may become sick themselves and be unable to work, or may be otherwise negatively affected, mentally or physically, by the COVID-19 pandemic and prolonged social distancing. If we experience any of these risks in connection with future growth, it could impair our ability to attract new customers and retain existing customers and expand their use of our platform, all of which could materially adversely affect our business, financial condition, results of operations, and prospects.

We may be unsuccessful in making, integrating, and maintaining acquisitions, joint ventures, and strategic investments.

We expect to evaluate and consider a wide array of potential strategic transactions, including acquisitions of businesses, joint ventures, new technologies, services, products, and other assets, and making strategic investments. However, we may not be able to find suitable acquisition, joint venture, and strategic investment candidates, and we may not be able to complete these transactions on favorable terms, or at all. Even if we are able to complete these transactions, they may not ultimately strengthen our competitive position or achieve our strategic goals and could be viewed negatively by existing or prospective customers, collaborators, third-party developers, regulators, investors, or others. Any of these transactions could be material to our business, financial condition, and operating results.

We may not realize the anticipated benefits of any or all of our acquisitions, joint ventures, or strategic investments in the time frame expected or at all. Valuations supporting our acquisitions and strategic investments could change rapidly. Following any such transaction, we could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could materially adversely affect our business, financial condition and operating results through the write-off of goodwill and other impairment charges.

We may have to pay cash, incur debt, or issue securities, including equity-based securities, to pay for acquisitions, joint ventures, or strategic investments, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such transaction could result in dilution to our stockholders. If we incur debt in connection with such a transaction, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business. Any of these factors could materially adversely affect our ability to consummate a transaction, our business, financial condition, results of operations, and prospects.

Our actual or perceived failure to comply with privacy, data protection, or information security laws, regulations, or obligations, or the expansion of current or the enactment of new privacy, data protection, or information security laws, regulations, or obligations, could materially adversely affect our business, financial condition, results of operations, and prospects.

There are numerous federal, state, local, and international laws and regulations regarding privacy, data protection, and information security that govern the collection, use, storage, retention, sharing, processing, transfer, disclosure, and protection of personal information and other information. The scope of these laws and regulations is expanding and evolving, subject to differing interpretations, may be inconsistent among jurisdictions, or conflict with other rules. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and information security. We strive to comply with any and all applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible. However, the regulatory framework for privacy, data protection, and information security worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. As a result, we cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, and obligations.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, in May 2018, the General Data Protection Regulation, or GDPR, went into effect in the European Union, or EU. The GDPR has imposed more stringent data protection requirements, and provides greater penalties for noncompliance, than previous data protection laws, including potential penalties of up to €20 million or 4% of annual global revenues. Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, the United Kingdom government initiated a process to leave the EU, known as Brexit. Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, although the United Kingdom enacted a Data Protection Act in May 2018 that is designed to be consistent with the GDPR, uncertainty remains regarding how data transfers to and from the United Kingdom will be regulated. The State of California also enacted the California Consumer Privacy Act of

2018, or the CCPA, that went into effect on January 1, 2020, which affords consumers expanded privacy protections. The CCPA has since been amended, and it is possible that it will be amended again. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and to incur substantial expenses in an effort to comply. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our policies, such violations may also put our users’ information at risk and could materially adversely affect our business, financial condition, results of operations, and prospects. Any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users’ content, or regarding the manner in which the express or implied consent of users for the collection, use, retention, or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new products and features.

Any failure or perceived failure by us to comply with our privacy policies, privacy-, data protection- or information security-related laws, regulations, or obligations applicable to us, or other legal obligations relating to privacy, data protection, or information security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our users to lose trust in us, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could materially adversely affect our business, financial condition, results of operations, and prospects.

We are subject to a number of laws and regulations that apply generally to businesses, including laws and regulations governing the internet and the marketing, sale, and delivery of goods and services over the internet. These laws and regulations, which continue to evolve, cover, among other things, taxation, tariffs, privacy and data protection, data security, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protection, the provision of online payment services, the design and operation of websites, and the characteristics and quality of products that are offered online. We cannot guarantee that we have been or will in the future be fully compliant with such laws and regulations in every jurisdiction, as it is not entirely clear in every jurisdiction how existing laws and regulations governing such areas apply or will be enforced. Moreover, as the regulatory landscape continues to evolve, increasing regulation and enforcement efforts by federal, state, and foreign authorities, and the prospects for private litigation claims, become more likely. In addition, the adoption of new laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market or sell our products could harm our ability to offer, or customer demand for, our products, which could impact our revenue, impair our ability to expand our product offerings, and make us more vulnerable to competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices and raise compliance costs or other costs of doing business. In particular, the re-adoption of “network neutrality” rules in the United States by the Federal Communications Commission, or the FCC, which the current president of the United States supported during his campaign and which is supported by the current Democratic FCC commissioners, could affect the services we and our customers use by restricting the offerings made by internet service providers or reducing their incentives to invest in their networks. In addition, after a federal court judge denied a request for an injunction against California’s state-specific network neutrality law, California began enforcing that law on March 25, 2021, and other states could begin to enforce existing laws or adopt new network neutrality requirements.

Additionally, various federal, state, and foreign labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements, and other laws and regulations.

Significant additional laws or regulations, or our failure to comply with any laws and regulations that now, or could in the future, apply to our business could materially adversely affect our business, financial condition, operating results, and prospects.

We may need to raise additional capital to grow our business, and such capital may not be available on terms acceptable to us, or at all, which could reduce our ability to compete and could materially adversely affect our business, financial condition, results of operations, and prospects.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. To support our business and operations, we will need sufficient capital to continue to make significant investments, and we may need to raise additional capital through equity or debt financings to fund such efforts. Additionally, the current COVID-19 pandemic has caused a disruption in the global financial markets, which may reduce our ability to access capital and negatively affect our liquidity in the future. If such financing is not available to us on acceptable terms, or at all, we may be unable to fund our growth or develop new business at the rate desired, and our operating results may suffer. Debt financing increases expenses, may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. For example, covenants contained in our existing credit facility with Silicon Valley Bank, as amended and restated on May 7, 2020, or the Credit Facility, limit our ability to pay dividends, to create, incur, or assume indebtedness or liens, to consummate certain strategic transactions, to engage in transactions with affiliates, and to make certain investments. Equity financing, or debt financing that is convertible into equity, could result in dilution to our existing stockholders and a decline in our stock price.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our future growth may require us to delay, scale back, or eliminate some or all of our operations or the expansion of our business, which could materially adversely affect our business, financial condition, operating results, and prospects.

We rely on third-party data centers, such as AWS, to host and operate our platform, and any disruption of or interference with our use of these resources may negatively affect our ability to maintain the performance and reliability of our platform, which could cause our business to suffer.

Our customers depend on the continuous availability of our platform. We currently host our platform and serve our customers primarily using Amazon Web Services, or AWS. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our control, including:

•	the performance and availability of AWS and other third-party providers of cloud infrastructure services with the necessary speed, data capacity, and security for providing reliable services;

•	decisions by AWS and other owners and operators of the data centers where our cloud infrastructure is deployed to terminate our subscriptions, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, or prioritize the traffic of other parties;

•	physical break-ins, acts of war or terrorism, human error or interference, including by disgruntled employees, former employees, or contractors, and other catastrophic events; and

•	cyberattacks, including denial of service attacks, targeted at us, our data centers, or the infrastructure of the internet.

The adverse effects of any service interruptions on our reputation, results of operations, and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers have a low tolerance for interruptions of any duration.

To meet the performance and other requirements of our customers, we intend to continue to make significant investments to increase capacity and to develop and implement new technologies in our cloud infrastructure operations. Any renegotiation or renewal of our agreement with AWS, or a new agreement with another provider of cloud-based services, may be on terms that are significantly less favorable to us than our current agreement. Additionally, these new technologies, which include databases, application and server optimizations, network strategies, and automation, are often advanced, complex, new, and untested, and we may not be successful in developing or implementing these technologies. It takes a significant amount of time to plan, develop, and test improvements to our technologies and cloud infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. To the extent that we do not effectively scale our infrastructure to meet the needs of our growing customer base and maintain performance as our customers expand their use of our products, or if our cloud-based server costs were to increase, our business, financial condition, results of operations, and prospects could be materially adversely affected.

The experience of our users depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of devices, web browsers, operating systems, and third-party applications. Our App Marketplace enables customers to connect other software, applications, and data to our platform. As of December 31, 2020, our products integrated with over 250 third-party applications in our App Marketplace, including accounting, analytics, bidding, and other business-critical software solutions. Accordingly, we are dependent on the accessibility of our platform across web browsers, operating systems, and the third-party applications that we oftentimes do not control. Third-party applications and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their applications that some of our customers may rely upon. If our platform has integration or operability failures with these operating systems or third-party applications, customers may not adopt our platform, and our App Marketplace may not be useful to customers, which could materially adversely affect our business, financial conditions, results of operations, and prospects.

Interruptions or performance issues associated with our products and platform could materially adversely affect our business, financial condition, results of operations, and prospects.

We have experienced, and may in the future experience, service interruptions and other performance issues due to a variety of factors. Our future growth depends in part on the ability of our existing and prospective customers to access our products and platform reliably and at any time. Certain of our customer agreements contain service level commitments, which contain specifications regarding the availability and performance of our platform. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our platform, we may be contractually obligated to provide affected customers with service credits against existing subscriptions or, in certain cases, refunds. Any service interruptions or other performance issues could negatively impact our renewal rates and harm our ability to attract new customers, and as a result could materially adversely affect our business, financial condition, results of operations, and prospects.

Additionally, our products and platform are inherently complex and may, from time to time, contain material defects or errors, particularly when new products or new features or capabilities are released. We have in the past found defects or errors in our products and platform and we may detect new defects or errors in the future. Any real or perceived errors, failures, vulnerabilities, or bugs in our products or platform could result in negative publicity or lead to data security, access, retention, or performance issues, all of which could harm our business and reputation. In addition, the costs incurred in correcting such defects or errors may be substantial. Any of these risks could materially adversely affect our business, financial condition, results of operations, and prospects.

Failures in internet infrastructure or interference with internet or Wi-Fi access could cause existing or prospective users to believe that our systems are unreliable, potentially leading our customers to decline to renew their subscriptions.

Our platform depends on our users’ internet access. Increasing numbers of users on our platform and increasing bandwidth requirements may degrade the performance of our products or platform due to capacity constraints and other internet infrastructure limitations. If internet service providers and other third parties providing internet services have outages or deteriorations in their quality of service, our users may not have access to our platform or may experience a decrease in the quality of our products. Furthermore, as the rate of adoption of new technologies increases, the networks our platform relies on may not be able to sufficiently adapt to any increased demand for our products. Frequent or persistent interruptions, including those from increased usage stemming from the COVID-19 pandemic, could cause existing or prospective users to believe that our platform is unreliable, leading them to switch to our competitors, which could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, must have an internet or Wi-Fi connection to use our products. Currently, this access is provided by a limited number of companies. These providers could take measures that degrade, disrupt, or increase the cost of user access to third-party services, including our platform, by charging increased fees to third parties or the users of third-party services, any of which would make our platform less attractive to customers and reduce our revenue.

Increased government scrutiny of the technology industry could negatively affect our business.

The technology industry is subject to intense media, political, and regulatory scrutiny, which exposes us to government investigations, legal actions, and penalties. Various regulatory agencies, including competition, consumer protection, and privacy authorities, have active proceedings and investigations concerning multiple technology companies, some of which have offerings, like app marketplaces and collaboration tools, that are similar to services and features we offer. Although we are not currently subject to any such proceedings or investigations, if proceedings or investigations targeted at other companies result in determinations that practices we follow are unlawful, we could be required to change our products and services or alter our business operations, which could harm our business. Legislators and regulators also have proposed new laws and regulations intended to restrain the activities of technology companies. If such laws or regulations are enacted, they could adversely impact us, even if they are not intended to affect our company. In addition, the introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. The increased scrutiny of certain acquisitions in the technology industry also could affect our ability to enter into strategic transactions or to acquire other businesses. Compliance with new or modified laws and regulations could increase the cost of conducting the business, limit the opportunities to increase our revenues, or prevent us from offering products or services.

Our liability for third-party content on our platform, such as content posted by customers and other users, currently is limited by Section 230 of the Communications Decency Act. There have been various Congressional and executive branch efforts to eliminate or modify Section 230, which limits the liability of internet platforms for third-party content that is transmitted via those platforms and for good-faith moderation of offensive content. The current president of the United States and many members of Congress from both parties have expressed support for the reform or repeal of Section 230, so the possibility of Congressional action remains. In addition, the FCC is considering a petition, filed by the former administration, to adopt rules interpreting Section 230. If the FCC adopts rules, the scope of the protection offered by Section 230 could be narrowed considerably. The FCC has not released any document describing the rules that would be proposed and no date has been set for a vote on any such proposal. The Democratic Commissioners of the FCC have indicated that they are opposed to the petition and now control the agenda of the FCC. We cannot predict whether there will be any changes to Section 230 or if regulatory action will interpret it in such a way as to limit the protection it affords. If the protections contained in Section 230 are repealed or limited, we could be subjected to liability for our customers’ or other users’ activities, or we could be required to pay fines or penalties, redesign our business methods, or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability. Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

We also could be harmed by government investigations, litigation, or changes in laws and regulations directed at our business partners, or suppliers in the technology industry that have the effect of limiting our ability to do business with those entities. For example, the U.S. government recently has taken action against companies operating in China intended to limit their ability to do business in the U.S. or with U.S. companies. There can be no assurance that our business will not be materially adversely affected, individually or in the aggregate, by the outcomes of such investigations, litigation, or changes to laws and regulations in the future.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

Our products and platform are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations, and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to embargoed or sanctioned countries, governments, persons, and entities, identified by the United States, and also require authorization for the export of certain encryption items. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain cloud-based solutions to countries, governments, and persons targeted by U.S. sanctions. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted or could enact laws that could limit our ability to distribute our platform or limit our ability to implement our platform in those countries. While we have implemented certain procedures to facilitate compliance with applicable laws and regulations in connection with the collection of this information, we cannot assure you that these procedures have been effective or that we, or third parties, many of whom we do not control, have complied with all laws or regulations in this regard. Failure by our employees, representatives, contractors, partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations in the collection of this information also could have negative consequences to us, including reputational harm, government investigations, and penalties.

Although we take precautions to prevent our information collection practices from being in violation of such laws, our information collection practices may have been in the past, and could in the future be, in violation of such laws. If we or our employees, representatives, contractors, partners, agents, intermediaries, or other third parties fail to comply with these laws and regulations, we could be subject to civil or criminal penalties, including the possible loss of export privileges and fines and penalties. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets, or otherwise. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. While we are working to implement additional controls designed to prevent similar activity from occurring in the future, these controls may not be fully effective.

Changes in our platform, or changes in sanctions and import and export laws, may delay the introduction and sale of subscriptions to access our products in international markets, prevent our customers with international operations from using our platform, or in some cases, prevent the access or use of our platform to and from certain countries, governments, persons, or entities altogether. Further, any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations could result in decreased use of our platform or in our decreased ability to export or sell our platform to existing or prospective customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform could materially adversely affect our business, financial condition, results of operations, and prospects.

We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, the UK Bribery Act 2010, or Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. In the future, we may leverage third parties, including intermediaries, agents, and partners, to conduct our business in the United States and abroad, to sell subscriptions. We and these third-parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we may be held liable for the corrupt or other illegal activities of these third-party partners and intermediaries, our employees, representatives, contractors, partners, agents, intermediaries, and other third parties, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with FCPA, Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws, we cannot assure you that they will be effective, or that all of our employees, representatives, contractors, partners, agents, intermediaries, or other third parties have taken, or will not take actions, in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could materially adversely affect our business, financial condition, results of operations, and prospects.

Our use of third-party open source software could negatively affect our ability to sell subscriptions to access our products and subject us to possible litigation.

We use third-party open source software. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and compliance with the open source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end-users, who distribute or make available across a network software and services that include open source software, to make publicly available or to license all or part of such software (which in some circumstances could include valuable proprietary code, such as modifications or derivative works created, based upon, incorporating, or using the open source software) under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of the applicable license, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide clarity on their proper legal interpretation. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we may be required to publicly release certain portions of our proprietary source code. We could also be required to expend substantial time and resources to re-engineer some or all of our software. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects and could help our competitors develop products and services that are similar to or better than ours.

Our customers’ and other users’ violation of our policies or other misuse of our platform to transmit unauthorized, offensive, or illegal messages, spam, phishing scams, and website links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

Despite our ongoing and substantial efforts to limit such use, certain customers or other users may use our platform to transmit unauthorized, offensive, or illegal messages, calls, spam, phishing scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These actions are in violation of our policies. However, our efforts to defeat spamming attacks, illegal robocalls, and other fraudulent activity will not prevent all such attacks and activity. Such use of our platform could damage our reputation and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence, or fraud. Moreover, our customers’ and other users’ promotion of their products and services through our platform might not comply with federal, state, and foreign laws. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law. Although we retain the right to verify that customers and other users are abiding by our policies, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies. Although Section 230 of the Communications Decency Act currently limits liability for third-party content posted on internet platforms, we cannot predict whether that protection will remain in effect. See the risk factor titled “Increased government scrutiny of the technology industry could negatively affect our business.”

Because we recognize revenue from subscriptions to access our products over the term of the subscription, downturns or upturns in new business will not be immediately reflected in our results of operations.

We generate substantially all of our revenue from subscriptions to access our products. We recognize revenue ratably over the term of the subscription, beginning on the date that access to our products is made available to our customer. Our subscriptions generally have annual or multi-year terms. As a result, the significant majority of our revenue is generated from subscriptions entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in future periods. Accordingly, the effect of downturns or upturns in new sales and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through new subscriptions in any period.

Our ability to recognize revenue may also be affected by the length and unpredictability of the sales cycle for our products, especially with respect to larger enterprises and owners. Such customers typically undertake a significant evaluation and negotiation process due to their leverage, size, organizational structure, and approval requirements, all of which can lengthen our sales cycle. We may spend substantial time, effort, and money on sales efforts to such customers without any assurance that our efforts will produce any sales or that these customers will deploy our platform widely enough across their business to justify our substantial upfront investment. As a result, we anticipate increased sales to large enterprises will lead to higher upfront sales costs and greater unpredictability, which could materially adversely affect our business, results of operations, financial condition, and prospects.

In addition, as required by the recent revenue recognition standard under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, we disclose the transaction price allocated to remaining performance obligations. It is possible that analysts and investors could misinterpret our disclosure or that the terms of our customer subscriptions or other circumstances could cause our methods for calculating this disclosure to differ significantly from others, which could lead to inaccurate or unfavorable forecasts by analysts and investors.

Our business is subject to the risks of earthquakes, fire, floods, and other natural catastrophic events.

Our corporate headquarters are located near Santa Barbara, California, a region known for seismic activity and severe fires, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster, such as a fire, mudslide, flood, or significant power outage. A significant natural disaster could materially adversely affect our business, results of operations, financial condition, and prospects. In addition, climate change could result in an increase in the frequency or severity of natural disasters and cause performance problems with our technology infrastructure.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, or outbreaks of pandemic diseases, including COVID-19, we may be unable to continue our operations and may experience system interruptions and reputational harm. Acts of terrorism and other geo-political unrest could also cause disruptions in our business or the business of our customers, partners, vendors, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly and could materially adversely affect our business, financial condition, results of operations, and prospects.

A portion of our customers authorize us to bill their credit card accounts directly for our products. If customers pay for their subscriptions with unauthorized credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We have also incurred charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for our products. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. If we fail to maintain compliance with current merchant standards or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our products. We may be required to pay for unauthorized credit charges and expenses with no reimbursement from the customer. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments could cause our customer base to significantly decrease and would harm our business.

Our results of operations, which are reported in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

We sell subscriptions to access our products to customers globally and have offices in Australia, Canada, England, and Mexico. As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. Although the majority of our cash generated from sales is denominated in U.S. dollars, a small amount is denominated in foreign currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates. Any of these risks could hinder our ability to predict our future results and earnings. In addition, we do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

Tax authorities may successfully assert that we should have collected, or in the future should collect, sales and use, value added or similar taxes, and we could be subject to substantial liabilities with respect to past or future sales, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We currently collect and remit applicable sales taxes and other applicable transfer taxes in jurisdictions where we, through our employees or economic activity, have a presence and where we have determined, based on applicable legal precedents, that sales of subscriptions to access our products and platform are classified as taxable. We do not currently collect and remit state and local excise, utility user, or ad valorem taxes, fees, or surcharges in jurisdictions where we believe we do not have sufficient “nexus.” There is uncertainty as to what constitutes sufficient nexus for a state or local jurisdiction to levy taxes, fees, and surcharges on sales made over the internet, and there is also uncertainty as to whether our characterization of our products and platform as not taxable in certain jurisdictions will be accepted by state and local tax authorities.

Tax authorities may challenge our position that we do not have sufficient nexus in a taxing jurisdiction or that our products and platform are not taxable in such jurisdiction and may decide to audit our business and operations with respect to sales, use, value added, goods and services, and other taxes, which could result in significant tax liabilities (including related penalties and interest) for us or our customers, which could materially adversely affect our business, financial condition, results of operation, and prospects.

The application of indirect taxes, such as sales and use, value added, goods and services, business, and gross receipts taxes, to businesses that transact online, such as ours, is a complex and evolving area. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states and local jurisdictions in certain circumstances may levy sales and use taxes on sales of goods and services based on “economic nexus,” regardless of whether the seller has a physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring collection of sales and use taxes by online sellers. The details and effective dates of these collection requirements vary from state to state. As a result, it may be necessary for us to reevaluate whether our activities give rise to sales, use, and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance obligations based on the requirements of existing or future economic nexus laws. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or may conduct business. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such obligations. The application of existing, or future indirect tax laws, whether in the United States or internationally, or the failure to collect and remit such taxes, could materially adversely affect our business, financial condition, results of operations, and prospects.

Our corporate structure and intercompany arrangements cause us to be subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We are expanding our international operations and personnel to support our business in international markets. We generally conduct our international operations through wholly-owned subsidiaries and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by tax authorities in various jurisdictions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of such jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws, or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The relevant tax authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations.

We are subject to federal, state, and local income, sales, and other taxes in the United States and income, withholding, transaction, and other taxes in numerous foreign jurisdictions. Evaluating our tax positions and our worldwide provision for taxes is complicated and requires the exercise of significant judgment. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates, or higher than anticipated earnings in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes (including income taxes, sales taxes, and value added taxes) against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could differ materially from our historical tax provisions and accruals, which could have an adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had $392.1 million of U.S. federal and $260.1 million of state net operating loss carryforwards available to reduce taxable income that we may have in the future. It is possible that we will not generate taxable income sufficient to use certain of these net operating loss carryforwards. Under legislative changes made by the December 2017 Tax Cuts and Jobs Act, or the TCJA, as modifed by the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the ability to utilize such federal net operating losses to offset taxable income in taxable years beginning after 2020 is limited to 80% of the current-year taxable income. It is uncertain if and to what extent various states will conform to the TCJA. In addition, federal net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code, or the Code, respectively. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. We performed a study to determine whether net operating loss and credit carryover limitations existed under Section 382 as of December 31, 2020, and determined that a portion of the net operating losses and credit carryovers are subject to Section 382 annual limitations. We have determined that we should be able to fully utilize these net operating losses and credit carryovers before they expire, provided we generate sufficient taxable income. However, we may experience ownership changes as a result of this offering or in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. State net operating loss carryforwards and other state tax credits may be subject to similar limitations under state tax laws, and there may be periods during which the use of state net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state net operating losses to offset California taxable income in tax years beginning after 2019 and before 2023. If an ownership change occurs and our ability to use our net operating loss carryforwards and tax credits is limited, or if our ability to utilize net operating losses carryforwards and certain tax credits is otherwise restricted by law, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Risks Related to the Offering and Ownership of Our Common Stock

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the NYSE; however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, the limited public float of our common stock following this offering will tend to increase the volatility of the trading price of our common stock. These fluctuations could cause you to lose all or part of your investment in our common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following:

•	actual or anticipated changes or fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships, or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	the expiration of market stand-off or contractual lock-up agreements and sales of shares of our common stock by us or our stockholders;

•

failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business, or our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights, our products, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major changes in our management or our board of directors, particularly with respect to Mr. Courtemanche;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism, health epidemics or pandemics, such as the ongoing COVID-19 pandemic, or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business. This could materially adversely affect our business, financial condition, results of operations, and prospects.

We have broad discretion to determine how to use the funds raised in this offering, and we may use them in ways that may not enhance our results of operations or the price of our common stock.

The principal purposes of this offering are to increase our capitalization and financial flexibility to create a public market for our stock. We currently intend to use the net proceeds from this offering for general corporate purposes, including for any of the purposes described in the section titled “Use of Proceeds.” However, we do not currently have any specific or preliminary plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways that our stockholders may not agree with or that do not yield a favorable return. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be materially adversely affected, and the market price of our common stock could decline.

Concentration of ownership of our common stock among our existing executive officers, directors, and principal stockholders may prevent new investors from influencing significant corporate decisions, including mergers, consolidations, or the sale of us or all or substantially all of our assets.

Upon the completion of this offering, our executive officers, directors, each of our stockholders that will own more than five percent of our outstanding capital stock, and their respective affiliates will hold, in aggregate,     % of the voting power of our outstanding capital stock. Furthermore, ICONIQ

Strategic Partners, one of our current stockholders and their affiliates will hold, in aggregate,     % of the voting power of our outstanding capital stock. For more information, see “Principal Stockholders.” As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way you disagree with and may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing, or deterring a change of control or other liquidity event of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale or other liquidity event, and might ultimately affect the market price of our common stock.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Our executive officers, directors and the holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into market standoff agreements with us or have entered into lock-up agreements with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC under which they have agreed, subject to certain exceptions, not to sell any of our stock for 180 days following the date of this prospectus; provided that:

Date Available for Sale in the Public Market	Condition	Number of Shares of Common Stock
The first day after the date of this prospectus (First Release).	The lock-up party was an employee or former employee of the Company (excluding any director and any officer within the meaning of Section 16(a) of the Exchange Act or any employee designated as an “Executive Officer” in the Management section of this prospectus).	A number of shares of Common Stock not in excess of 25% of the lock-up party’s aggregate number of outstanding shares and equity awards (on an as-converted basis) held as of the date of the preliminary prospectus, and that have vested as of such date.

The later of (x) following the closing of trading on the second trading day following the release of our first public release of quarterly financial results following the date of this prospectus and (y) immediately following the 90th day following the date of this prospectus (Second Release).	The lock-up party was an employee or former employee of the Company (excluding any director and any officer within the meaning of Section 16(a) of the Exchange Act or any employee designated as an “Executive Officer” in the Management section of this prospectus).	A number of shares of Common Stock not in excess of an additional 15% of the undersigned’s aggregate number of outstanding shares and equity awards (on an as-converted basis) held as of the date of the preliminary prospectus, and that have (i) vested as of such date, or (ii) only if the lock-up party did not have any shares of Common Stock eligible to sell as of the First Release, have

Date Available for Sale in the Public Market	Condition	Number of Shares of Common Stock
vested on or before the date that is 5 days before the release of our first public release of quarterly financial results following the date of this prospectus; provided, however, that the lock-up party may only sell shares of Common Stock pursuant to this Second Release if the last reported closing price of the Common Stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of the prospectus for at least 10 trading days out of the 15 consecutive trading day period ending as of the Second Release.

The later of (x) following the closing of trading on the second trading day following the release of our first public release of quarterly financial results following the date of this prospectus and (y) immediately following the 90th day following the date of this prospectus (Third Release).	The lock-up party was not an employee or former employee of the Company permitted to sell pursuant to the First Release or Second Release, and if the lock-up party was a director of the Company named in this prospectus, an officer or other Company stockholder.	A number of shares of Common Stock not in excess of 40% of the lock-up party’s aggregate number of outstanding shares and equity awards (on an as-converted basis) held by the lock-up party that vested as of the date that is 5 days before the release of our first public release of quarterly financial results following the date of this prospectus; provided, however, that the lock-up party may only sell shares of Common Stock pursuant to this Third Release if the last reported closing price of the Common Stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of the prospectus for at least 10 trading days out of the 15 consecutive trading day period ending as of the Third Release.

Date Available for Sale in the Public Market	Condition	Number of Shares of Common Stock

Following the earlier of (i) closing of trading on the second trading day following the release of our second public release of quarterly financial results following the date of this prospectus, and (ii) 180 days following the date of this prospectus.	All stockholders.	All remaining shares held by our stockholders not previously eligible for sale.

We refer to such period as the lock-up period. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. Additionally, record holders of our securities are typically the parties to the lock-up agreements with the underwriters and to the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, an equity holder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of, their equity interests at any time after the closing of this offering. Any such transaction described above involving shares of our common stock, or any perception by the market that such transaction may occur, could cause our stock price to decline.

As a result of these agreements and the provisions of our investors’ rights agreement, or IRA, described further in the section titled “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement,” and subject to the provisions of Rule 144 and Rule 701, shares of our common stock, as well as shares underlying outstanding equity awards, will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market;

•

beginning on the date of this prospectus, an aggregate of              shares of our common stock, based on the number of options outstanding and exercisable as of March 31, 2021 and the initial public offering price of $         per share, may be eligible for sale in the public market in order to satisfy the tax withholding obligations of stock option holders resulting from the exercise of outstanding options;

•

as of the date of this prospectus, an aggregate of              shares of our common stock may be eligible for sale in the public market in order to satisfy the tax withholding obligations of holders of RSUs resulting from the settlement of the RSUs outstanding as of March 31, 2021 that fully vest in connection with this offering and an aggregate of              shares of our common stock may be eligible for sale in the public market in order to satisfy the tax withholding obligations of holders of RSUs resulting from the settlement of the RSUs outstanding as of March 31, 2021 that vest after this offering; and

•

on the earlier of (i) the closing of trading on the second trading day immediately following our release of earnings for the quarter ending September 30, 2021 and (ii) the 181st day after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff agreements described below), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter.

The price of our shares of common stock that may be available in the public market after the date of this prospectus could be higher or lower depending on the price of shares of our common stock and the actual numbers of RSUs that are fully-vested on the applicable settlement date and on the number of stock options exercised. In addition, after this offering, up to              shares of our common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs (including those outstanding options and RSUs that may be eligible for sale in the public market in order to satisfy tax withholding obligations),              shares of our common stock are available for future issuance under our 2021 Plan and our 2014 Plan, and              shares of our common stock are available for future issuance under our ESPP, as the case may be. We intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our shares of common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of shares outstanding as of March 31, 2021, upon completion of this offering, we will have                  shares of common stock outstanding, assuming no exercise by the underwriters’ option to purchase additional shares of common stock offered in this offering.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. See “—A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.”

We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. We may also issue shares of our common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause our stock price to decline.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $        is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock outstanding immediately following this offering, based on the total value of our pro forma as adjusted tangible assets less our total liabilities. If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $        per share as of March 31, 2021, based on the assumed initial public offering price of $        per share. Furthermore, if the underwriters exercise their option to purchase additional shares in full, outstanding options are exercised, we issue awards to our employees under our equity incentive plans, or we otherwise issue additional shares of our common stock, you could experience further dilution. Furthermore, subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause our stock price to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the Jobs Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) we become a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Certain provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our board of directors or current management, and may adversely affect our stock price.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the denial of any right of our stockholders to remove members of our board of directors except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all our outstanding voting stock then entitled to vote in the election of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors, chief executive officer, or by the board of directors acting pursuant to a resolution adopted by a majority of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the then-outstanding voting power of our capital stock; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation which will become effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware is, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees, or agents to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, or the amended and restated certificate of incorporation or the amended and restated bylaws, (4) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any action asserting a claim that is governed by the internal affairs doctrine (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, and an investor cannot waive compliance with the federal securities laws and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet or exceed, or even significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet or exceed, or even significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which could materially adversely affect our business, financial condition, results of operations, and prospects.

As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the NYSE, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. Although we have already hired additional employees and have engaged outside consultants to assist us in complying with these requirements, we may need to hire more employees in the future or engage additional outside consultants, which will increase our operating expenses. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as members of senior management.

As a result of disclosure of information in our filings with the SEC, our business and financial condition have become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition, results of operations, and prospects.

Finally, most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Additionally, our ability to pay dividends or make distributions is limited under the terms of our Credit Facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our financial performance, including revenues, expenses, and margins, and our ability to achieve or maintain future profitability;

•	our ability to effectively manage our growth;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	economic and industry trends, in particular the rate of adoption of construction management software and digitization of the construction industry;

•	our ability to attract new customers and retain and increase sales to existing customers;

•	our ability to expand internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our estimated total addressable market;

•	our ability to develop new products and features, and whether our customers and prospective customers will adopt these new products and features;

•	our ability to maintain, protect, and enhance our brand;

•	the sufficiency of our cash to meet our cash needs for at least the next 12 months;

•	future acquisitions, joint ventures, or investments;

•	our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States and internationally;

•	the effects of COVID-19 pandemic or other public health crises;

•	our reliance on key personnel and our ability to attract, maintain, and retain management and skilled personnel;

•	the future trading prices of our common stock; and

•	our anticipated use of the net proceeds from this offering.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The source of certain statistical data, estimates, and forecasts contained in this prospectus is the following independent industry report:

•	Gartner, Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2019-2025, 1Q21 Update, March 2021. Used to obtain total IT spend across all industries.

•	Gartner, Forecast: Enterprise Application Software, Worldwide, 2019-2025, 1Q21 Update, March 2021. Used to obtain enterprise application software revenue.

Calculations were performed by Procore based on Gartner research.

The Gartner content described herein, or the Gartner Content, represents research opinion or viewpoints published, as part of a syndicated subscription service by Gartner, Inc., or Gartner, and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Content are subject to change without notice.

Certain statistical information in this prospectus is based on the following publicly available sources:

•	American Institute of Architects, ABI April 2020: Business conditions at architecture firms weaken even further, May 2020.

•	American Institute of Architects, ABI December 2020: Architecture firm billings end the year on a sour note, January 2021.

•	Associated General Contractors of America, 2020 Construction Outlook Survey Results, December 2019.

•	Associated General Contractors of America, AGC Coronavirus Survey National Results, October 2020.

•	Deloitte Insights, CIO Insider, Reinventing Tech Finance: The Evolution from IT Budgets to Technology Investments, January 2020.

•	Dodge Data & Analytics, Construction Starts End 2020 on a Sour Note, January 2021.

•	A study conducted by FMI, 2018 Industry Report—Construction Disconnected, 2018.

•	A study conducted by FMI, Big Data = Big Questions for the Engineering and Construction Industry, November 12, 2018.

•	JBKnowledge, 2018 Construction Technology Report, 2018.

•	McKinsey & Company, Imagining construction’s digital future, June 2016.

•	McKinsey & Company, Money isn’t everything (but we need $57 trillion for infrastructure), December 2014.

•	McKinsey & Company, Strategy in the face of disruption: A way forward for the North American building-products industry, February 2019.

•	McKinsey & Company, The Next Normal in Construction: How Disruption is Reshaping the World’s Largest Ecosystem, June 2020.

•	McKinsey Global Institute, Reinventing Construction: A Route to Higher Productivity, February 2017.

•	USG Corporation and U.S. Chamber of Commerce, Commercial Construction Index, Q4 2019.

•	U.S. Chamber of Commerce, Commercial Construction Index, Q4 2020.

All references to McKinsey & Company or McKinsey throughout this prospectus refer to the publicly available sources listed above. All of the McKinsey sources cited herein, including all statistics and other information referenced or derived therefrom, have been sourced from publicly available sources.

Certain statistical information in this prospectus is based on the following research report, which we commissioned:

•	Frost & Sullivan, Construction Management Software Solutions Markets—Procore Market Positioning, February 2021.

Certain statistical information in this prospectus is also based on a December 2020 survey of our customers’ employees, which we published in February 2021 and refer to as the 2021 Procore ROI Survey. The number of individuals who responded to each survey question cited in this prospectus ranged from approximately 290 to 4,780. We distributed the 2021 ROI Procore Survey to over 7,000 customers, which represented over 70% of our customers as of December 31, 2020.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $        million (or approximately $        million if the underwriters option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $        per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services, or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time. We will have broad discretion over how we use the net proceeds from this offering. We intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay dividends is also restricted by the terms of our Credit Facility and may be restricted by any agreements we may enter into in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of March 31, 2021 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of 85,331,278 shares of our redeemable convertible preferred stock outstanding as of March 31, 2021 into an equal number of shares of common stock immediately prior to the completion of this offering; (ii) stock-based compensation expense of approximately $91.0 million associated with RSUs subject to service- and performance-based vesting conditions, as further described in Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus; (iii) the vesting of 1,361,899 RSUs for which the service-based condition was satisfied as of March 31, 2021 and for which the performance-based vesting condition will be satisfied upon the effective date of the registration statement of which this prospectus is a part; and (iv) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) our issuance and sale of                shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma Adjusted(1)
	(in thousands, except share and per share)
Cash and cash equivalents	$413,761	$413,761	$

Finance lease liabilities, current and non-current	$50,025	$50,025	$

Redeemable convertible preferred stock, $0.0001 par value per share; 85,734,623 shares authorized; 85,331,278 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	728,150	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share: no shares authorized, issued or outstanding, actual; 100,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share; 138,490,810 shares authorized, 31,971,597 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 118,664,774 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	3	12

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma Adjusted(1)
	(in thousands, except share and per share)
Additional paid-in capital	145,503	964,657
Accumulated other comprehensive loss	163	163
Accumulated deficit	(410,779)	(501,792)

Total stockholders’ (deficit) equity	(265,110)	463,040

Total capitalization	$513,065	$513,065	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity, and total capitalization by approximately $        , assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting underwriting discounts and commissions.

The number of shares of our common stock that will be outstanding after this offering is based on 118,664,774 shares of our common stock outstanding as of March 31, 2021, which includes shares of our redeemable convertible preferred stock and shares of our redeemable convertible preferred stock subject to RSAs on an as converted basis, and shares resulting from the vesting of 1,361,899 RSUs, for which the service-based condition was satisfied as of March 31, 2021 and for which the performance-based vesting condition will be satisfied upon the effective date of the registration statement of which this prospectus is a part, and excludes:

•

10,871,090 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, with a weighted-average exercise price of $12.78 per share;

•	5,867,484 shares of our common stock subject to RSUs outstanding as of March 31, 2021 that would not have satisfied the service-based vesting condition as of March 31, 2021;

•	507,039 shares of our common stock subject to RSUs granted between April 1, 2021 and May 5, 2021;

•	shares of our common stock reserved for future issuance under our 2021 Plan; and

•	shares of our common stock reserved for future issuance under our ESPP.

Our 2021 Plan provides for annual automatic increases in the number of shares reserved thereunder, and increases to the number of shares that may be granted thereunder based on shares under our 2014 Plan that expire, terminate, are forfeited, or are repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2021, we had a pro forma net tangible book value of $268.3 million, or $2.26 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, excluding contract cost assets and operating lease right of use assets and liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2021, after giving effect to (i) the automatic conversion of 85,331,278 shares of our redeemable convertible preferred stock as of March 31, 2021 into an equal number of shares of common stock immediately prior to the completion of this offering; (ii) the vesting of 1,361,899 RSUs for which the service-based condition was satisfied as of March 31, 2021 and for which the performance-based vesting condition will be satisfied upon the effective date of the registration statement of which this prospectus is a part; and (iii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

After giving further effect to the sale of                  shares of common stock that we are offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $         million, or approximately $         per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2021	$2.26
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $        per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by approximately $        per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $        per share and decrease (increase) the dilution to investors participating in this offering by approximately $        per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $        per share, the increase in pro forma net tangible book value per share to existing stockholders would be $        per share and the dilution per share to new investors would be $        per share, in each case assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes the pro forma as adjusted basis described above, as of March 31, 2021, the differences between the number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering, and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%			100%

The number of shares of our common stock that will be outstanding after this offering is based on 118,664,774 shares of our common stock outstanding as of March 31, 2021, which includes shares of our redeemable convertible preferred stock and shares of our redeemable convertible preferred stock subject to RSAs on an as converted basis, and shares resulting from the vesting of 1,361,899 RSUs, for which the service-based condition was satisfied as of March 31, 2021 and for which the performance-based vesting condition will be satisfied upon the effective date of the registration statement of which this prospectus is a part, and excludes:

•

10,871,090 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, with a weighted-average exercise price of $12.78 per share;

•	5,867,484 shares of our common stock subject to RSUs outstanding as of March 31, 2021 that would not have satisfied the service-based vesting condition as of March 31, 2021;

•	507,039 shares of our common stock subject to RSUs granted between April 1, 2021 and May 5, 2021;

•	shares of our common stock reserved for future issuance under our 2021 Plan; and

•	shares of our common stock reserved for future issuance under our ESPP.

Our 2021 Plan provides for annual automatic increases in the number of shares reserved thereunder, and for increases to the number of shares that may be granted thereunder based on shares under our 2014 Plan that expire, terminate, are forfeited or are repurchased by us. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

To the extent any outstanding options are exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of March 31, 2021, the pro forma as adjusted net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $        .

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own    %, and the investors purchasing shares of our common stock in this offering would own    % of the total number of shares of our common stock outstanding immediately after completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data. The selected consolidated statements of operations data for the years ended December 31, 2018, 2019, and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2020 and 2021 and the selected consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such interim financial statements. You should read the following selected consolidated financial and operating data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, our unaudited interim condensed consolidated financial statements, and the related notes included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our audited consolidated financial statements, our unaudited interim consolidated financial statements, and the related notes, and is qualified in their entirety by the audited consolidated financial statements, unaudited interim condensed consolidated financial statements, and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period, and our operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any other interim periods or any future year or period.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$186,396	$289,194	$400,291	$92,337	$113,938
Cost of revenue(1)(2)(3)	37,401	53,166	71,663	17,457	20,359

Gross profit	148,995	236,028	328,628	74,880	93,579
Operating expenses:
Sales and marketing(1)(2)(3)	112,723	173,472	189,032	48,062	53,965
Research and development(1)(2)(3)	55,950	87,022	124,661	28,233	34,545
General and administrative(1)(3)	35,365	58,158	73,465	15,983	17,927

Total operating expenses	204,038	318,652	387,158	92,278	106,437

Loss from operations	(55,043)	(82,624)	(58,530)	(17,398)	(12,858)
Interest expense, net	(1,394)	(930)	(2,060)	(382)	(562)
Change in fair value of Series I redeemable convertible preferred stock warrant liability	—	—	(36,990)	—	—
Other income (expense), net	16	518	420	(1,218)	(183)

Loss before provision for (benefit from) income taxes	(56,421)	(83,036)	(97,160)	(18,998)	(13,603)

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands, except share and per share data)
Provision for (benefit from) income taxes	250	71	(993)	36	129

Net loss	(56,671)	(83,107)	(96,167)	(19,034)	(13,732)
Less: Recognition of beneficial conversion feature on preferred stock as a deemed dividend	—	—	(3,024)	—	—

Net loss attributable to common stockholders	$(56,671)	$(83,107)	$(99,191)	$(19,034)	$(13,732)

Net loss per share attributable to common stockholders, basic and diluted(4)	$(2.77)	$(3.41)	$(3.56)	$(0.72)	$(0.44)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	20,430,502	24,361,173	27,895,546	26,440,615	31,357,060

Pro forma net loss per share, basic and diluted (unaudited)(4)			$(1.16)		$(0.29)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)			111,650,157		117,731,615

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(dollars in thousands)
Other Financial Data:
Gross margin(5)	80%	82%	82%	81%	82%
Operating margin(6)	(30)%	(29)%	(15)%	(19)%	(11)%
Non-GAAP gross profit(7)	$149,749	$238,766	$333,792	$75,908	$95,826
Non-GAAP gross margin(7)	80%	83%	83%	82%	84%
Non-GAAP loss from operations(7)	$(47,339)	$(61,015)	$(4,373)	$(10,411)	$(807)
Non-GAAP operating margin(7)	(25)%	(21)%	(1)%	(11)%	(1)%

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$567	$1,095	$1,722	$267	$1,161
Sales and marketing	2,790	7,463	13,385	2,119	3,252
Research and development	2,380	6,584	12,930	1,937	3,246
General and administrative	1,752	4,096	15,923	1,377	2,644

Total stock-based compensation expense	$7,489	$19,238	$43,960	$5,700	$10,303

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Cost of revenue
Amortization of acquired technology intangible assets	$187	$1,643	$3,315	$761	$1,086
Sales and marketing
Amortization of other acquired intangible assets	28	728	1,728	404	479
Research and development
Amortization of acquired technology and other acquired intangible assets	—	—	721	122	183

Total amortization of acquired intangible assets	$215	$2,371	$5,764	$1,287	$1,748

(3)	Includes restructuring-related charges as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$—	$—	$127	$—	$—
Sales and marketing	—	—	1,824	—	—
Research and development	—	—	1,681	—	—
General and administrative	—	—	801	—	—

Total restructuring-related charges	$—	$—	$4,433	$—	$—

(4)

See Notes 2 and 14 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share, basic and diluted, for the year ended December 31, 2020. See Notes 2 and 9 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information regarding pro forma net loss per share, basic and diluted, for the three months ended March 31, 2021.

(5)	Gross margin reflects our gross profit as a percentage of revenue.

(6)	Operating margin reflects our loss from operations as a percentage of revenue.

(7)

Non-GAAP gross profit, non-GAAP gross margin, non-GAAP loss from operations, and non-GAAP operating margin are financial measures that are not calculated in accordance with GAAP. See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures” below for information regarding our use of these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

	As of December 31,		As of March 31,
	2019	2020	2021
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$118,452	$379,907	$413,761
Right of use assets—finance leases	44,784	42,108	41,439
Total assets	503,664	820,767	835,274
Deferred revenue, current and non-current	177,911	219,811	226,470
Finance lease liabilities, current and non-current	51,681	50,339	50,025
Redeemable convertible preferred stock	442,897	727,474	728,150
Total stockholders’ deficit	(253,758)	(272,102)	(265,110)

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe non-GAAP gross profit, non-GAAP gross margin, non-GAAP loss from operations, and non-GAAP operating margin are useful in evaluating our operating performance. We use this non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, and may assist in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense, amortization of acquired technology intangible assets and restructuring-related charges.

The following table presents a reconciliation of our GAAP gross profit to our non-GAAP gross profit and our GAAP gross margin to our non-GAAP gross margin as of the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(dollars in thousands)
Revenue	$186,396	$289,194	$400,291	$92,337	$113,938

Gross profit	$148,995	$236,028	$328,628	$74,880	$93,579
Stock-based compensation expense	567	1,095	1,722	267	1,161
Amortization of acquired technology intangible assets	187	1,643	3,315	761	1,086
Restructuring-related charges	—	—	127	—	—

Non-GAAP gross profit	$149,749	$238,766	$333,792	$75,908	$95,826

Gross margin	80%	82%	82%	81%	82%
Non-GAAP gross margin	80%	83%	83%	82%	84%

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets and restructuring-related charges.

The following table presents a reconciliation of our GAAP loss from operations to our non-GAAP loss from operations and our GAAP operating margin to our non-GAAP operating margin as of the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(dollars in thousands)
Revenue	$186,396	$289,194	$400,291	$92,337	$113,938

Loss from operations	$(55,043)	$(82,624)	$(58,530)	(17,398)	(12,858)
Stock-based compensation expense	7,489	19,238	43,960	5,700	10,303
Amortization of acquired intangible assets	215	2,371	5,764	1,287	1,748
Restructuring-related charges	—	—	4,433	—	—

Non-GAAP loss from operations	$(47,339)	$(61,015)	$(4,373)	$(10,411)	$(807)

Operating margin	(30)%	(29)%	(15)%	(19)%	(11)%
Non-GAAP operating margin	(25)%	(21)%	(1)%	(11)%	(1)%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risk, uncertainties, and assumptions. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The last day of our fiscal year is December 31. Our fiscal quarters end on March 31, June 30, September 30, and December 31.

Overview

Our mission is to connect everyone in construction on a global platform.

We are a leading provider of cloud-based construction management software, and are helping transform one of the oldest, largest, and least digitized industries in the world. We focus exclusively on construction, connecting and empowering the industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate from any location, on any internet-connected device. Our platform is modernizing and digitizing construction management by enabling real-time access to critical project information, simplifying complex workflows, and facilitating seamless communication among key stakeholders, all of which we believe positions us to serve as the system of record for the construction industry. Adoption of our platform helps customers increase productivity and efficiency, reduce rework and costly delays, improve safety and compliance, and enhance financial transparency and accountability.

In short, we build software that helps build the world.

Craig “Tooey” Courtemanche, Jr., our founder, President, and Chief Executive Officer, started Procore in 2002 to address the frustrations he personally experienced during his own home construction project. Getting information about something as simple as what work had been completed or how the budget was changing as project plans evolved was surprisingly difficult, as most of this work was done manually. The limited technologies that existed at the time were not designed to address the unique collaboration needs of the industry.

From the beginning, our focus has been to develop products that are user-centric and simple to use. Our initial product, Project Management, was first released as a web portal that enabled residential general contractors to easily manage schedules, tasks, and online communications. However, given the software was only accessible in the office and the actual construction work occurred at the jobsite, our first release experienced little market traction. We spent the next decade developing additional product functionality, and by 2012 we began to see technological advances in internet, Wi-Fi, and mobile connectivity along with the proliferation of smartphones and tablets, which presented us with a unique opportunity to accelerate the adoption of our products, and therefore, drive our growth.

Since the early years of Procore, Mr. Courtemanche understood that addressing the unique challenges of the construction industry required a global platform that serviced the various stakeholders across the industry. As a result, we have grown our product focus from our roots as a provider of project management software for general contractors in the United States to a robust and modern set of products designed to meet the needs of owners, general contractors, and specialty contractors around the world.

The following table shows an overview of our customer growth and other significant developments.

The Story of Procore
Launch Procore
Tipping point for mobile and WiFi
First major financing to drive sales and marketing
First Groundbreak user conference
Launch Procore.org
Launch Procore App Marketplace
Expand to multi-product offering
Open first international offices in Australia and Canada
Launch Field Productivity
Announce Procore for Specialty Contractors
Launch Portfolio Financials
Announce Procore for Owners
Launch Procore Estimating
10,000+
CUSTOMERS
2002
2012
2014
2015
2016
2017
2018
2019
2020

In 2017, we expanded to a multi-product offering with the addition of our Quality & Safety and Project Financials products. In 2018 we acquired Zimfly, Inc., or BIManywhere, and in 2019 we launched Procore BIM, which enables users in the field to view and collaborate on three dimensional models. Our acquisition of Construction BI, LLC, or Construction BI, in 2019 led to the release of Procore Analytics, providing advanced analytics and business intelligence solutions to our customers. In 2018 and 2019, we announced our Bid Management and Prequalification products, respectively, which simplify cross-stakeholder collaboration and enable users to streamline the process of selecting specialty contractors and vendors for construction projects. In 2020, we acquired Esticom, adding an estimating product to our platform.

To complement our multi-product offering, we have launched additional products tailored to other stakeholders beyond the general contractor. We extended our platform to specialty contractors with the introduction of our Field Productivity product in 2018, and to owners in 2019 with our acquisition of Honest Buildings, Inc., or Honest Buildings, and subsequent release of our Portfolio Financials product.

In addition to our many purpose-built products for industry stakeholders, we launched an open API in 2015 and our App Marketplace in 2016. This significantly expanded our value proposition by allowing our customers to integrate our products with their third-party applications and internal systems, providing our users with choice and flexibility, and increasing the stickiness of our platform as we position ourselves to become the industry’s system of record. As of December 31, 2020, over 250 applications were available on our App Marketplace.

As our customer base grew within the United States, we also began to see increasing inbound demand internationally. In 2017, we began to focus on growing our international footprint and opened offices in Sydney, Australia and Vancouver and Toronto, Canada. We subsequently opened offices in London, England in 2018 and Mexico City, Mexico in 2019. We have also developed focused sales and marketing efforts in Singapore and the United Arab Emirates in 2021, where we do not yet maintain office locations. These offices and local sales teams allow us to better serve our customers’ needs, bringing our products to stakeholders worldwide. In 2020, 12.2% of our revenue was generated from customers outside the United States.

We serve customers ranging from small businesses managing a couple million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the commercial, residential, industrial, and infrastructure segments of the construction industry. We primarily sell subscriptions to access our products through our direct sales team, which is specialized by stakeholder, region, size, and type. Additionally, as of December 31, 2020, out of 13 available products, 60% of our customers subscribed to three or more of our products, which we believe illustrates the successful introduction of new products that meet the needs of our customers and the broader construction ecosystem.

Our products are offered on our cloud-based platform and are designed to be easy to configure and deploy. Our users can access our products on computers, smartphones, and tablets through any web browser or from our mobile application available for both the iOS and Android platforms.

We generate substantially all of our revenue from subscriptions to access our products and have an unlimited user model that is designed to facilitate adoption and maximize usage of our platform by all project stakeholders. We sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products and the annual construction volume contracted to run on our platform. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue. We do not provide refunds for unused construction volume, or charge customers based on consumption or on a per project basis. Subscriptions to access our products include customer support and allow for unlimited users as we do not charge a per-seat or per-user fee. Customers can invite all project participants to engage with our platform as part of a project team. This includes the customer’s employees and its collaborators, who are other project participants who engage with our platform but do not pay us for such use. Further, multiple stakeholders can be customers on the same project and retain access to project information for the duration of their subscription.

Our success in building our customer base, expanding usage for existing customers, and helping digitize the industry has allowed us to achieve significant growth. Our revenue was $186.4 million in 2018, $289.2 million in 2019, and $400.3 million in 2020, representing annual revenue growth of 55% in 2019 and 38% in 2020. We had a net loss of $56.7 million in 2018, $83.1 million in 2019, and $96.2 million in 2020.

Certain Factors Affecting Our Performance

Acquiring New Customers and Retaining and Expanding Existing Customers’ Use of Our Platform

We have a history of growing our customer base. The number of customers on our platform has increased from 6,095 as of December 31, 2018, to 8,506 as of December 31, 2019, to 10,166 as of December 31, 2020, reflecting year-over-year growth rates of 40% in 2019 and 20% in 2020. The number of customers on our platform was 10,668 as of March 31, 2021. Our rate of customer growth slowed in 2020 with the onset of the COVID-19 pandemic as fewer owners began construction projects and builders saw projects get delayed and construction volumes decline, causing them to delay or reduce their spend on construction software. Starting in the third quarter of 2020, we began to see our rate of customer growth increase again. While growth in our customer base has not yet returned to its pre-COVID pace and remains subject to fluctuations amid ongoing economic uncertainty, as the global construction industry recovers from the COVID-19 pandemic we believe there is a significant opportunity to continue to grow our customer base and expand their use of our products. We intend to efficiently drive new customer acquisitions by continuing to diligently invest across our sales and marketing engine to engage our prospective customers, increase brand awareness, and drive adoption of our products and platform. We define the number of customers at the end of a particular period as the number of entities that have entered into one or more subscriptions with us for which the term has not ended, or with which we are negotiating a subscription renewal. An entity with multiple subsidiaries, segments, or divisions, is defined and counted as a single customer, even if we have separate subscriptions with multiple subsidiaries, segments, or divisions that are part of the same entity.

Our ability to continue to grow our business and serve the broader needs of the construction industry depends on our customers purchasing new products, and renewing and expanding their use of existing products. We have a history of existing customers increasing their annual spend with us by buying additional construction volume or products as well as through price increases. These factors, in concert with our growing customer base, have driven an increase in the number of customers that contributed more than $100,000 of ARR, which grew from 412 as of December 31, 2018, to 655 as of December 31, 2019, to 843 as of December 31, 2020, reflecting year-over-year growth rates of 59% in 2019, and 29% in 2020. We believe, because our larger customers have relatively long project backlogs and larger cash reserves, the growth rate in customers contributing more than $100,000 of ARR in 2020 is higher than the growth rate of our overall customer base, highlighting the resiliency of our larger customers. However, these larger customers still experienced project delays and saw fewer new projects break ground than prior to the pandemic, resulting in fewer new sales and expansions, and in slower growth in customers contributing more than $100,000 in ARR in 2020 compared to 2019. We define ARR at the end of a particular period as the annualized dollar value of our subscriptions from customers as of such period end date. For multi-year subscriptions, ARR at the end of a particular period is measured by using the stated contractual subscription fees as of the period end date on which ARR is measured. For example, if ARR is measured during the first year of a multi-year contract, the first year subscription fees are used to calculate ARR. ARR at the end of a particular period includes the annualized dollar value of subscriptions for which the term has not ended, and subscriptions for which we are negotiating a subscription renewal. ARR should be viewed independently of revenue and does not represent our GAAP revenue on an annualized basis. ARR is not intended to be a replacement or forecast of revenue.

Once a customer has subscribed to our products, we use a net retention rate to measure our ability to retain and expand the ARR generated from our existing customers on a trailing four-quarter basis. Our net retention rate compares the ARR from the same set of customers across comparable periods. To calculate our net retention rate at the end of a particular period, we first calculate the ARR from the cohort of active customers at the end of the period 12 months prior to the end of the period selected. We then calculate the value of ARR from the same cohort of customers at the end of the current period selected, giving effect to expansion, contraction, or churn (as discussed below) from this group of customers over the 12 months preceding the end of the period selected. We then divide (a) the total current period ARR by (b) the total prior period ARR to calculate the net retention rate. Our net retention rate was 121% as of December 31, 2018, 117% as of December 31, 2019, and 107% as of December 31, 2020. Many of our customers saw their annual construction volumes slow in growth, stall, or decline as a result of the COVID-19 pandemic, meaning that they needed to run less construction volume on our platform than they otherwise would have. This limited contract expansion and in some cases created a reduction in contract value at renewal, impacting our net retention. However, even throughout the pandemic, our net retention rate remained above 100% and our customer base continued to expand, giving us confidence that our customers are continuing to heavily rely on our platform, and that customers will continue to expand their subscriptions as construction volumes normalize.

We use a gross retention rate to measure our ability to retain our customers. Our gross retention rate reflects only customer losses and does not reflect customer expansion or contraction. We believe our high gross retention rates demonstrate that we serve a vital role in our customers’ operations, as the vast majority of our customers continue to use our products and platform and renew their subscriptions. To calculate our gross retention rate at the end of a particular period, we first calculate the ARR from the cohort of active customers at the end of the period 12 months prior to the end of the period selected. We then calculate the value of ARR from any customers whose subscriptions terminated and were not renewed during the 12 months preceding the end of the period selected, which we refer to as churn. We then divide (a) the total prior period ARR minus churn by (b) the total prior period ARR to calculate the gross retention rate. Our gross retention rate was 94% as of December 31, 2018, 95% as of December 31, 2019, and 94% as of December 31, 2020. Despite the impact of the COVID-19 pandemic in 2020, our gross retention decreased only slightly, indicating that our customers continue to see our platform as mission-critical. Despite the decrease in our net retention rate due to the effects of the pandemic, we believe that the fact that our gross retention rate remained at pre-pandemic levels indicates that the vast majority of our pre-pandemic customers will remain on our platform, and signifies that as their businesses recover from the pandemic, they will increase their use of our platform and expand their contracts with us again.

While our gross retention rate has been stable, over time our net retention rate has fluctuated and our gross and net retention rates may fluctuate on a go-forward basis as a result of a number of factors, including our ability to renew existing customer subscriptions, sell additional products to our customers, maintain or increase the price of our existing products, and add additional construction volume to our customers’ subscriptions. We may not be able to sustain price increases at historical rates or ensure our customers’ satisfaction with our platform, both of which the COVID-19 pandemic has temporarily impacted our ability to do and either of which could adversely impact our gross and net retention rates.

Continued Technology Innovation and Expansion of Our Platform

We plan to continue to invest in technology innovation and product development to enhance the capabilities of our platform. Additional features and products will also enable customers and collaborators to manage new workflows on our platform and allow us to attract a broader set of stakeholders. We have recently introduced new products developed in-house and through our acquisitions of BIManywhere, Honest Buildings, Construction BI, and Esticom. We intend to continue to invest in building additional products, features, and functionality that expand our capabilities and facilitate the extension of our platform. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive product and market expansion. Our future success is dependent on our ability to successfully develop or acquire, market, and sell existing and new products to both new and existing customers.

International Growth

We see international expansion as a major, and largely greenfield, opportunity for growth as we look to capture a larger part of the worldwide construction market. As of December 31, 2020, our customers were running projects in over 125 countries, even though we do not have focused sales and marketing efforts in most of these countries. We have started to grow our presence internationally with the opening of offices in Sydney, Australia and Vancouver and Toronto, Canada in 2017, London, England in 2018 and Mexico City, Mexico in 2019. We have also developed focused sales and marketing efforts in Singapore and the United Arab Emirates in 2021, where we do not yet maintain office locations. As a result of our international efforts, we support multiple languages and currencies. Non-U.S. revenue as a percentage of our total revenue was 10.1% in 2018, 11.3% in 2019, and 12.2% in 2020. We determine the percentage of non-U.S. revenue based on the billing location of each subscription.

Furthermore, we believe global demand for our products will continue to increase as we expand our international sales and marketing efforts and the awareness of our products and platform grows. However, our ability to conduct our operations internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal, tax and regulatory systems, alternative dispute systems, and commercial markets. We have made, and plan to continue to make, significant investments in existing and select additional international markets. While these investments may adversely affect our operating results in the near term, we believe they will contribute to our long-term growth.

Impact of COVID-19

As governments worldwide scrambled to control the spread of COVID-19, some local governments temporarily closed construction jobsites or imposed restrictions on construction activity, such as limiting the number of workers allowed on site, which delayed progress on ongoing projects. According to an October 2020 survey of general contractors assessing the impact of COVID-19 on their businesses conducted by the Associated General Contractors of America, or the AGC Survey, 78% of the respondents reported having a project delayed or disrupted due to many factors stemming from the COVID-19 pandemic. Construction teams had to learn to navigate new pandemic safety protocols on jobsites and coordinate already complex construction processes with increasingly distributed workforces. Owners had to reconfigure existing buildings to improve safety and consider new distancing requirements in project designs, all amid increased materials and labor costs.

As uncertainty around the wider macroeconomic environment intensified, owners began to freeze spending on new construction, negatively impacting revenue for many contractors. According to data from Dodge Data & Analytics, total U.S. construction starts fell 9% from 2019 to 2020. In April 2020, the American Institute of Architects’ Architectural Billings Index fell to 29.3, the lowest value on record, and ended 2020 at 42.6, indicating that most firms surveyed were still seeing contracting billings. However, governments in the U.S. and abroad largely exempted construction from long-term business shutdowns given the importance of construction in supporting healthcare facilities, residential and commercial spaces, transportation, and other vital infrastructure.

Our customers’ reliance on our platform, coupled with the growth of our customer base throughout the pandemic, give us confidence that the impact of the COVID-19 pandemic on our industry and our business is short-term and will ultimately accelerate the digital transformation in the industry and support our growth in the long term. Notably, the pandemic has begun to change the way construction stakeholders operate by pushing them to adopt digital solutions that enable distanced, distributed workforces. Many have discovered how Procore’s platform can make their operations more efficient. In addition to our 13 products and our App Marketplace, within weeks of the initial shutdowns, we provided our customers with direct API-based integrations to Zoom, Microsoft Teams, and GoToMeeting in order to help maintain business continuity in a safe and efficient manner, all without leaving the Procore platform. We also quickly integrated an embedded digital whiteboard app with our platform and added templates to our Inspections tool helping users to document COVID-19-related safety measures and comply with preventative health requirements.

We believe the temporary slowdown in construction during the pandemic will increase the backlog of new construction and may drive further construction in the future. We have developed a highly efficient and resilient business model that we expect to flourish from these strong industry tailwinds and believe we are in a unique position to continue to drive forward the digitization of global construction. The impact of the COVID-19 pandemic and its effects on the construction industry continue to evolve, and the impact on our financial condition and results of operations remains uncertain. Furthermore, because of our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods. See the section titled “Risk Factors” for further discussion of the possible impact of the COVID-19 pandemic on our business and financial results.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from subscriptions to access our products and related support. Subscriptions are sold for a fixed fee and revenue is recognized ratably over the term of the subscription. Our subscriptions generally have annual or multi-year terms, are typically subject to renewal at the end of the subscription term, and are non-cancellable. To the extent we invoice our customers in advance of revenue recognition, we record deferred revenue. Consequently, a portion of the revenue that we report each period is attributable to the recognition of revenue previously deferred related to subscriptions that we entered into during previous periods.

Cost of Revenue

Cost of revenue primarily consists of customer support personnel-related compensation expenses, including salaries, bonuses, benefits, payroll taxes, and stock-based compensation expense, third-party hosting costs, software license fees, amortization of capitalized software development costs, amortization of acquired technology intangible assets, and allocated overhead. We expect our cost of revenue to increase on an absolute dollar basis as our revenue increases. We intend to continue to invest additional resources in platform hosting, customer support, and software development as we grow our business and to ensure that our customers are realizing the full benefit of our products. The level and timing of investment in these areas could affect our cost of revenue in the future.

Costs related to the development of internal-use software for new products and major platform enhancements are capitalized until the software is substantially complete and ready for its intended use. Capitalized software development costs are amortized on a straight-line basis over the developed software’s estimated useful life of two years and the amortization is recorded in cost of revenue.

We anticipate incurring significant additional cost of revenue expenses during the period in which we complete our initial public offering as a result of the stock-based compensation expense associated with our RSUs as described in the subsection titled “Critical Accounting Policies and Estimates — Stock-Based Compensation,” as well as additional stock-based compensation expense going forward.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each of these categories of expense, personnel-related compensation expense is the most significant component, which include salaries, bonuses, commissions, benefits, payroll taxes, stock-based compensation, and severance expenses as a result of restructuring in the third quarter of 2020. By restructuring, we streamlined our organization to better align with our current strategic goals and future scale. Refer to Note 17 to the audited consolidated financial statements included elsewhere in this prospectus.

We anticipate incurring significant additional operating expenses during the period in which we complete our initial public offering as a result of the stock-based compensation expense associated with our RSUs as described in the subsection titled “Critical Accounting Policies and Estimates — Stock-Based Compensation,” as well as additional stock-based compensation expense going forward.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel-related compensation expenses for our sales and marketing organizations, advertising costs, marketing events, travel, trade shows and other marketing activities, amortization of acquired customer relationship intangible assets, and allocated overhead. We expense advertising and other promotional expenditures as incurred. We expect sales and marketing expenses to increase on an absolute dollar basis and vary from period to period as a percentage of revenue, as we increase our investment in sales and marketing efforts over the foreseeable future, primarily from increased headcount in sales and marketing and investment in marketing to drive customer growth.

Research and Development

Research and development expenses primarily consist of personnel-related compensation expenses for our engineering, product, and design teams, contractor costs to supplement our staff levels, consulting services, amortization of certain acquired intangible assets used in research and development activities, and allocated overhead. We expect research and development expenses to increase on an absolute dollar basis and vary from period to period as a percentage of revenue for the foreseeable future as we continue to invest in headcount to build, enhance, maintain, and scale our products and platform.

General and Administrative

General and administrative expenses primarily consist of personnel-related compensation expenses for our finance, human resources, IT, legal, and other administrative functions. Additionally, general and administrative expenses include non-personnel-related expenses, such as professional fees for audit, legal, tax, and other external consulting services, including acquisition-related costs, costs associated with preparing for this offering, property and use taxes, licenses, travel and entertainment costs, and allocated overhead. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including increased expenses for insurance costs, professional services, investor relations, and other compliance costs applicable to companies listed on a national securities exchange. We also expect to increase the size of our general and administrative functions to support the growth of our business, including our international expansion.

Interest Expense, Net

Interest expense, net consists primarily of interest expense associated with our finance leases and undrawn fees associated with our Credit Facility, which is partially offset by interest income from money market funds.

Change in Fair Value of Series I Redeemable Convertible Preferred Stock Warrant Liability

Change in fair value of Series I redeemable convertible preferred stock warrant liability consists of losses from the remeasurement of the Series I redeemable convertible preferred stock warrant to fair value from issuance in March 2020 to December 2020 when the warrants were exercised.

Other Income (Expense), Net

Other income (expense), net primarily consists of gain or loss on foreign currency transactions, and miscellaneous other income.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes of U.S. state franchise taxes and certain foreign jurisdictions in which we conduct business, net of the release of valuation allowance as a result of deferred tax liabilities from acquisitions that are an available source of income to realize our deferred tax assets. As we expand our international operations, we expect to incur increased foreign tax expenses. We have a full valuation allowance for net U.S. and U.K. deferred tax assets. The U.S. valuation allowance includes net operating loss carryforwards, and tax credits related primarily to research and development for our operations in the United States. The U.K. valuation allowance is primarily comprised of net operating loss carryforwards. We expect to maintain this full valuation allowance for our net U.S. and U.K. deferred tax assets for the foreseeable future.

Results of Operations

The following tables set forth our consolidated statements of operations data and such data as a percentage of revenue for each of the periods indicated. Certain percentages below may not sum due to rounding.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Revenue	$186,396	$289,194	$400,291	$92,337	$113,938
Cost of revenue	37,401	53,166	71,663	17,457	20,359

Gross profit	148,995	236,028	328,628	74,880	93,579
Operating expenses:
Sales and marketing	112,723	173,472	189,032	48,062	53,965
Research and development	55,950	87,022	124,661	28,233	34,545
General and administrative	35,365	58,158	73,465	15,983	17,927

Total operating expenses	204,038	318,652	387,158	92,278	106,437

Loss from operations	(55,043)	(82,624)	(58,530)	(17,398)	(12,858)
Interest expense, net	(1,394)	(930)	(2,060)	(382)	(562)
Change in fair value of Series I redeemable convertible preferred stock warrant liability	—	—	(36,990)	—	—
Other income (expense), net	16	518	420	(1,218)	(183)

Loss before provision for (benefit from) income taxes	(56,421)	(83,036)	(97,160)	(18,998)	(13,603)
Provision for (benefit from) income taxes	250	71	(993)	36	129

Net loss	$(56,671)	$(83,107)	$(96,167)	$(19,034)	$(13,732)

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%	100%
Cost of revenue	20	18	18	19	18

Gross profit	80	82	82	81	82
Operating expenses:
Sales and marketing	60	60	47	52	47
Research and development	30	30	31	31	30
General and administrative	19	20	18	17	16

Total operating expenses	109	110	97	100	93

Loss from operations	(30)	(29)	(15)	(19)	(11)
Interest expense, net	(1)	—	(1)	—	—
Change in fair value of Series I redeemable convertible preferred stock warrant liability	—	—	(9)	—	—
Other income (expense), net	—	—	—	(1)	—

Loss before provision for (benefit from) income taxes	(30)	(29)	(24)	(21)	(12)
Provision for (benefit from) income taxes	—	—	—	—	—

Net loss	(30)%	(29)%	(24)%	(21)%	(12)%

Comparison of the Three Months Ended March 31, 2020 and 2021

Revenue

	Three Months Ended March 31,		Change
	2020	2021	Dollar	Percent
	(dollars in thousands)
Revenue	$92,337	$113,938	$21,601	23%

Our revenue increased $21.6 million, or 23%, compared to the three months ended March 31, 2020, of which approximately 89% was attributable to revenue from existing customers and 11% was attributable to revenue from new customers during the three months ended March 31, 2021. The increase in revenue from existing customers includes the net benefit of a full quarter of subscription revenue in the three months ended March 31, 2021 from customers that were new in 2020 and continued their subscriptions in 2021, and customers that expanded their subscriptions in 2020 and the first quarter of 2021 through the purchase of additional construction volume or products, as well as price increases.

Cost of Revenue, Gross Profit, and Gross Margin

	Three Months Ended March 31,		Change
	2020	2021	Dollar	Percent
	(dollars in thousands)
Cost of revenue	$17,457	$20,359	$2,902	17%
Gross profit	74,880	93,579	18,699	25%
Gross margin	81%	82%

The increase in cost of revenue during the three months ended March 31, 2021 was primarily attributable to an increase of $2.2 million in personnel-related expenses, including an increase of $0.9 million in stock-based compensation expense. Personnel-related expenses increased primarily due to annual merit increases approved during the third quarter of 2020, an increase in average headcount of 5%, and stock-based compensation expense associated with transactions in which certain of our investors acquired outstanding common stock from our employees at a purchase price greater than the estimated fair value of our common stock at the time of the transactions, or Secondary Transactions, during the three months ended March 31, 2021.

Operating Expenses

	Three Months Ended March 31,		Change
	2020	2021	Dollar	Percent
	(dollars in thousands)
Sales and marketing	$48,062	$53,965	$5,903	12%

The increase in sales and marketing expense during the three months ended March 31, 2021 was primarily attributable to an increase of $5.1 million in personnel-related expenses, including an increase of $1.1 million in stock-based compensation expense. Personnel-related expenses increased primarily due to annual merit increases approved during the third quarter of 2020, and stock-based compensation expense associated with Secondary Transactions during the three months ended March 31, 2021. The increase in sales and marketing expense was also attributable to a $1.2 million increase in marketing events and expenses, and was offset by a $1.8 million decrease in travel-related costs due to COVID-19 travel restrictions.

	Three Months Ended March 31,		Change
	2020	2021	Dollar	Percent
	(dollars in thousands)
Research and development	$28,233	$34,545	$6,312	22%

The increase in research and development expense during the three months ended March 31, 2021 was primarily attributable to an increase of $6.9 million in personnel-related expenses, including an increase of $1.3 million in stock-based compensation expense. Personnel-related expenses increased primarily due to annual merit increases approved during the third quarter of 2020, and stock-based compensation expense associated with Secondary Transactions during the three months ended March 31, 2021.

	Three Months Ended March 31,		Change
	2020	2021	Dollar	Percent
	(dollars in thousands)
General and administrative	$15,983	$17,927	$1,944	12%

The increase in general and administrative expense during the three months ended March 31, 2021 was primarily due to an increase of $3.0 million in personnel-related expenses, including an increase of $1.3 million in stock-based compensation expense. Personnel-related expenses increased primarily due to annual merit increases approved during the third quarter of 2020, and stock-based compensation expense associated with Secondary Transactions during the three months ended March 31, 2021.

Interest Expense, Net, Other Expense, Net and Provision for Income Taxes

	Three Months Ended March 31,		Change
	2020	2021	Dollar	Percent
	(dollars in thousands)
Interest expense, net	$(382)	$(562)	$(180)	*
Other expense, net	(1,218)	(183)	1,035	*
Provision for income taxes	36	129	93	258%

*	Percentage not meaningful

Other expense, net during the three months ended March 31, 2020 was primarily due to foreign currency losses related to changes in Canadian dollar and Australian dollar exchange rates. The impact of foreign currency was immaterial in the three months ended March 31, 2021.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,		Change
	2019	2020	Dollar	Percent
	(dollars in thousands)
Revenue	$289,194	$400,291	$111,097	38%

Our revenue increased $111.1 million, or 38%, compared to 2019, of which approximately 69% was attributable to revenue from existing customers and 31% was attributable to revenue from new customers in 2020. The increase in revenue from existing customers includes the net benefit of a full year of subscription revenue in 2020 from customers that were new in 2019 and continued their subscriptions in 2020, and customers that expanded their subscriptions in 2020 through the purchase of additional construction volume or products, as well as price increases.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,		Change
	2019	2020	Dollar	Percent
	(dollars in thousands)
Cost of revenue	$53,166	$71,663	$18,497	35%
Gross profit	236,028	328,628	92,600	39%
Gross margin	82%	82%

The increase in cost of revenue in 2020 was primarily attributable to an increase of $7.5 million in personnel-related expenses, primarily due to an increase in average headcount of 22%, $5.4 million in amortization of capitalized software development costs due to major product and platform enhancements and the release of new products, $3.5 million in third-party cloud hosting and related services, and $1.7 million in amortization of acquired technology intangible assets primarily from the acquisition of Honest Buildings in 2019.

Operating Expenses

	Year Ended December 31,		Change
	2019	2020	Dollar	Percent
	(dollars in thousands)
Sales and marketing	$173,472	$189,032	$15,560	9%

The increase in sales and marketing expense in 2020 was primarily attributable to an increase of $28.0 million in personnel-related expenses, including an increase of $5.9 million in stock-based compensation expense, and to a lesser extent, restructuring-related charges of $1.8 million. Personnel-related expenses including stock-based compensation increased primarily due to an increase in average headcount of 18% to support and drive our customer growth and $4.4 million associated with Secondary Transactions. These increases were partially offset by a $10.9 million decrease in travel-related costs due to COVID-19 travel restrictions, and a $4.5 million decrease in marketing events and expenses primarily due to the COVID-19 pandemic’s impact on in-person events.

	Year Ended December 31,		Change
	2019	2020	Dollar	Percent
	(dollars in thousands)
Research and development	$87,022	$124,661	$37,639	43%

The increase in research and development expense in 2020 was primarily attributable to an increase of $35.7 million in personnel-related expenses, including an increase of $6.3 million in stock-based compensation expense, and restructuring-related charges, primarily severance, of $1.7 million. Personnel-related expenses including stock-based compensation increased primarily due to an increase in average research and development headcount of 15% and $5.2 million associated with Secondary Transactions. In addition, research and development expenses increased by $3.2 million for capitalized projects which were abandoned prior to completion due to changes in development priorities, and by $2.6 million for outsourced development costs, to build, enhance, maintain, and scale our products and platform.

	Year Ended December 31,		Change
	2019	2020	Dollar	Percent
	(dollars in thousands)
General and administrative	$58,158	$73,465	$15,307	26%

The increase in general and administrative expense in 2020 was primarily due to an increase of $17.2 million in personnel-related expenses, including an increase of $11.8 million in stock-based compensation expense, partially offset by a $2.9 million decrease in travel-related costs due to COVID-19 travel restrictions. Personnel-related expenses including stock-based compensation increased primarily due to an increase in average general and administrative headcount of 13% to support our growth and $10.7 million associated with Secondary Transactions.

Interest Expense, Net, Change in Fair Value of Series I Redeemable Convertible Preferred Stock Warrant Liability, Other Income, Net and Provision for (Benefit from) Income Taxes

	Year Ended December 31,		Change
	2019	2020	Dollar	Percent
	(dollars in thousands)
Interest expense, net	$(930)	$(2,060)	$(1,130)	*
Change in fair value of Series I redeemable convertible preferred stock warrant liability	—	(36,990)	(36,990)	*
Other income, net	518	420	(98)	(19%)
Provision for (benefit from) income taxes	71	(993)	(1,064)	*

*	Percentage not meaningful

The increase in interest expense, net in 2020 was primarily due to a decrease of $1.2 million in interest income as interest rates declined in 2020.

The change in fair value of Series I redeemable convertible preferred stock warrant liability in 2020 was due to $37.0 million of losses recognized from the remeasurement to fair value of the Series I redeemable convertible preferred stock warrant liability, which was issued to a new investor in March 2020 and was exercised in December 2020. The losses recognized are primarily due to the increase in the fair value of the Series I redeemable convertible preferred stock from the issuance date through December 2020. Refer to Note 11 to the audited consolidated financial statements included elsewhere in this prospectus.

The change in the provision for (benefit from) income taxes was primarily due to an income tax benefit in 2020 from the release of a portion of our valuation allowance as a result of deferred tax liabilities recorded from the acquisition of Esticom that are an available source of income to realize our deferred tax assets.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(dollars in thousands)
Revenue	$186,396	$289,194	$102,798	55%

Honest Buildings, which was acquired on July 30, 2019, contributed $4.6 million of revenue in 2019. Excluding the impact of Honest Buildings, our revenue increased $98.2 million, or 53%, compared to 2018, of which approximately 63% was attributable to revenue from existing customers and 37% was attributable to revenue from new customers in 2019. The increase in revenue from existing customers includes the net benefit of a full year of subscription revenue in 2019 from customers that were new in 2018 and continued their subscriptions in 2019, and customers that expanded their subscriptions in 2019 through the purchase of additional construction volume or products, as well as price increases.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(dollars in thousands)
Cost of revenue	$37,401	$53,166	$15,765	42%
Gross profit	148,995	236,028	87,033	58%
Gross margin	80%	82%

The increase in cost of revenue in 2019 was primarily attributable to an increase of $5.5 million in personnel-related expenses, primarily due to an increase in average headcount of 32%, $4.5 million in third-party cloud hosting and related services, $2.3 million in amortization of capitalized software development costs due to the release of new products and major product and platform enhancements, and $1.5 million in amortization of acquired technology intangible assets primarily from the acquisition of Honest Buildings. The overall increase in gross profit reflects our increased revenue for the period, as well as our focus on managing costs related to our third-party hosting service.

Operating Expenses

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(dollars in thousands)
Sales and marketing	$112,723	$173,472	$60,749	54%

The increase in sales and marketing expense in 2019 was primarily attributable to an increase of $39.9 million in personnel-related expenses, including an increase of $4.7 million in stock-based compensation expense, primarily due to an increase in average headcount of 39% to support and drive our customer growth. In addition, there was an increase of $8.2 million in marketing and advertising expenses and an increase of $3.8 million in travel-related costs.

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(dollars in thousands)
Research and development	$55,950	$87,022	$31,072	56%

The increase in research and development expense in 2019 was primarily attributable to an increase of $22.7 million in personnel-related expenses, including an increase of $4.2 million in stock-based compensation expense, primarily due to an increase in average research and development headcount of 35%, and an increase of $1.6 million in outsourced development costs, to build, enhance, maintain, and scale our products and platform.

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(dollars in thousands)
General and administrative	$35,365	$58,158	$22,793	64%

The increase in general and administrative expense in 2019 was primarily due to an increase of $14.6 million in personnel-related expenses, including an increase of $2.3 million in stock-based compensation expense, primarily due to an increase in average general and administrative headcount of 45% to support our growth. In addition, there was an increase of $3.9 million in professional services, of which $1.1 million relates to Honest Buildings’ acquisition transaction costs, primarily for legal and accounting services.

Interest Expense, Net, Other Income, Net and Provision for Income Taxes

	Year Ended December 31,		Change
	2018	2019	Dollar	Percent
	(dollars in thousands)
Interest expense, net	$(1,394)	$(930)	$464	*
Other income, net	16	518	502	*
Provision for income taxes	250	71	(179)	(72)%

*	Percentage not meaningful.

The decrease in interest expense, net in 2019 was primarily due to an increase of $0.9 million in interest income as the average cash balances held in interest-bearing accounts and money market funds grew, partially offset by an increase in interest expense of $0.5 million primarily relating to lease liabilities associated with our financing lease arrangements. The increase in other income, net in 2019 was primarily due to an increase of $0.3 million in credit card rebates.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the quarters indicated. The unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021
	(in thousands)
Revenue	$60,760	$67,372	$76,164	$84,898	$92,337	$96,553	$101,891	$109,510	$113,938
Cost of revenue(1)(2)(3)	11,340	12,048	14,044	15,734	17,457	17,069	18,063	19,074	20,359

Gross profit	49,420	55,324	62,120	69,164	74,880	79,484	83,828	90,436	93,579
Operating expenses:
Sales and marketing(1)(2)(3)	36,921	42,048	45,089	49,414	48,062	42,638	47,410	50,922	53,965
Research and development(1)(2)(3)	16,183	19,111	24,549	27,179	28,233	26,518	34,504	35,406	34,545
General and administrative(1)(3)	11,355	14,581	16,162	16,060	15,983	13,467	18,320	25,695	17,927

Total operating expenses	64,459	75,740	85,800	92,653	92,278	82,623	100,234	112,023	106,437

Loss from operations	(15,039)	(20,416)	(23,680)	(23,489)	(17,398)	(3,139)	(16,406)	(21,587)	(12,858)
Interest expense, net	(144)	(134)	(349)	(303)	(382)	(538)	(573)	(567)	(562)
Change in fair value of Series I redeemable convertible preferred stock warrant liability	—	—	—	—	—	(10,605)	1,002	(27,387)	—
Other income (expense), net	135	178	(166)	371	(1,218)	741	248	649	(183)

Loss before provision for (benefit from) income taxes	(15,048)	(20,372)	(24,195)	(23,421)	(18,998)	(13,541)	(15,729)	(48,892)	(13,603)
Provision for (benefit from) income taxes	166	34	102	(231)	36	208	224	(1,461)	129

Net loss	$(15,214)	$(20,406)	$(24,297)	$(23,190)	$(19,034)	$(13,749)	$(15,953)	$(47,431)	$(13,732)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021
	(in thousands)
Cost of revenue	$201	$287	$293	$314	$267	$268	$633	$554	$1,161
Sales and marketing	1,285	1,880	2,156	2,142	2,119	3,115	3,410	4,741	3,252
Research and development	945	1,189	2,097	2,353	1,937	1,912	2,898	6,183	3,246
General and administrative	745	1,016	1,164	1,171	1,377	1,331	3,074	10,141	2,644

Total stock-based compensation expense	$3,176	$4,372	$5,710	$5,980	$5,700	$6,626	$10,015	$21,619	$10,303

(2)	Includes amortization of acquired intangible assets as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021
	(in thousands)
Cost of revenue
Amortization of acquired technology intangible assets	$161	$161	$561	$760	$761	$761	$761	$1,032	$1,086
Sales and marketing
Amortization of other acquired intangible assets	24	24	277	403	404	404	404	516	479
Research and development
Amortization of acquired technology and other acquired intangible assets	—	—	—	—	122	183	183	233	183

Total amortization of acquired intangible assets	$185	$185	$838	$1,163	$1,287	$1,348	$1,348	$1,781	$1,748

(3)	Includes restructuring-related charges as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021
	(in thousands)
Cost of revenue	—	—	—	—	—	—	$127	—	—
Sales and marketing	—	—	—	—	—	—	1,763	61	—
Research and development	—	—	—	—	—	—	1,681	—	—
General and administrative	—	—	—	—	—	—	801	—	—

Total restructuring-related charges	$—	$—	$—	$—	$—	$—	$4,372	$61	$—

The following table sets forth our unaudited quarterly statements of operations data for the specified periods as a percentage of our revenue for those periods. Certain percentages below may not sum due to rounding.

	Three Months Ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	19	18	18	19	19	18	18	17	18
Gross profit	81	82	82	81	81	82	82	83	82
Operating expenses:
Sales and marketing	61	62	59	58	52	44	47	46	47
Research and development	27	28	32	32	31	27	34	32	30
General and administrative	19	22	21	19	17	14	18	23	16

Total operating expenses	106	112	113	109	100	86	98	102	93

Loss from operations	(25)	(30)	(31)	(28)	(19)	(3)	(16)	(20)	(11)
Interest expense, net	—	—	—	—	—	(1)	(1)	(1)	—
Change in fair value of Series I redeemable convertible preferred stock warrant liability	—	—	—	—	—	(11)	1	(25)	—
Other income (expense), net	—	—	—	—	(1)	1	—	1	—

Net loss before provision for income taxes	(25)	(30)	(32)	(28)	(21)	(14)	(15)	(45)	(12)
Provision for (benefit from) income taxes	—	—	—	—	—	—	—	(1)	—

Net loss	(25)%	(30)%	(32)%	(27)%	(21)%	(14)%	(16)%	(43)%	(12)%

Quarterly Revenue Trends

Revenue increased sequentially in each quarter presented primarily due to the increase in revenue from existing customers and the sale of subscriptions to new customers. We generally sell a higher percentage of subscriptions to new customers and renewals to existing customers in the fourth quarter compared to other quarters. However, because we recognize revenue ratably over the subscription period, a substantial portion of the revenue that we report in each period is attributable to recognition of revenue previously deferred related to new subscriptions or renewals of subscriptions that we entered into during previous periods. Consequently, increases or decreases in new subscriptions or renewals in any one period are not immediately reflected in our revenue for that period and impact our revenue in future periods.

In December 2019, a novel strain of Coronavirus disease was reported and by March 2020, the World Health Organization had declared a global pandemic related to the rapidly growing outbreak of the disease COVID-19, caused by a novel strain of Coronavirus. The COVID-19 outbreak negatively impacted our net retention rates and the number of new customers added to our platform in each quarter during 2020 and in the first quarter of 2021. However, because of our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our revenue trends until future periods.

Quarterly Expense Trends

Cost of revenue and total operating expenses increased sequentially in each quarter in 2019 primarily due to increases in personnel-related expenses for increases in our headcount. Cost of revenue also reflects investments in our hosting and customer support organization. Operating expenses reflect investments in our sales and marketing, research and development, and general and administrative organizations. The increase in operating expenses during the three months ended September 30, 2019 compared to the immediately preceding three-month period was impacted by personnel-related expenses for increases in headcount and acquisition-related expenses, both relating to the acquisition of Honest Buildings.

Cost of revenue and operating expenses fluctuated during 2020 as we significantly reduced hiring, temporarily suspended our corporate bonus program in the first quarter of 2020, and temporarily suspended annual merit increases in the second quarter of 2020, in response to the uncertainty of the COVID-19 pandemic. We suspended business travel and entertainment activities starting in March 2020 due to COVID-19 travel restrictions. In the third quarter of 2020, we reinstated our corporate bonus program, approved company-wide merit increases, and removed temporary hiring freezes. We incurred restructuring-related charges of $4.4 million during the third quarter of 2020. There were also changes in the fair value of the Series I redeemable convertible preferred stock warrant liability that was issued to a new investor in March 2020 and exercised in December 2020, primarily due to an increase in the fair value of the Series I redeemable convertible preferred stock from the issuance date through December 2020.

Stock-based compensation expenses recorded in the third and fourth quarters of 2020 and in the first quarter of 2021 were higher than the amounts recorded in the previous quarters, due to stock-based compensation expense associated with Secondary Transactions. Refer to Note 12 to the audited consolidated financial statements and Note 7 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

We intend to continue to invest in headcount in customer support and sales and marketing to drive customer retention and future customer and revenue growth, research and development to build, enhance, maintain, and scale our products and our platform, and general and administrative expenses to support our growth.

Liquidity and Capital Resources

To date, we have financed our operations principally through private placements of our equity securities. As of March 31, 2021, our principal sources of liquidity are cash and cash equivalents of

$413.8 million, which were held in checking accounts, savings accounts, and highly liquid money market funds. We also have our Credit Facility with Silicon Valley Bank that may be used for general corporate purposes. As of March 31, 2021, $75.0 million, less $6.9 million in outstanding letters of credit, was available to be drawn under the Credit Facility.

We believe our existing cash and cash equivalents will be sufficient to meet our needs for at least the next 12 months. This assessment is a forward-looking statement and involves risks and uncertainties. Our future capital requirements will depend on many factors, including our revenue growth rate, new customer acquisition and subscription renewal activity, timing of billing activities, the timing and extent of spending to support further sales and marketing and research and development efforts, general and administrative expenses to support our growth, including international expansion, and the ongoing impact of the COVID-19 pandemic. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing to fund these activities. If we are unable to raise additional capital when desired, or on acceptable terms, our business, results of operations, and financial condition could be materially adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Net cash (used in) provided by operating activities	$(21,103)	$(7,004)	$21,853	$4,638	$28,296
Net cash used in investing activities	(23,957)	(66,685)	(33,511)	(10,554)	(4,586)
Net cash provided by financing activities	78,149	92,757	272,117	168,784	10,773

Operating Activities

Our largest source of operating cash is collections from the sales of subscriptions to our customers. Our primary uses of cash from operating activities are for personnel expenses, marketing expenses, hosting expenses, and overhead. In 2020, we generated positive cash flows from operating activities due to cost saving measures implemented in response to the uncertainty created by the COVID-19 pandemic. These cost saving measures included reducing hiring, reduced commissions and corporate bonuses, reduced business travel, lower in-person marketing event costs, and delayed annual merit increases. We supplemented working capital requirements through net proceeds from the sale of equity securities in 2020. We continued to generate positive cash flows from operating activities during the three months ended March 31, 2021.

Net cash provided by operating activities was $28.3 million during the three months ended March 31, 2021, which resulted from a net loss of $13.7 million, adjusted for non-cash charges of $20.6 million and net cash inflow of $21.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $10.3 million in stock-based compensation expense, $7.3 million of depreciation and amortization, and $1.9 million of non-cash lease expense relating to right-of-use operating lease assets. The net cash inflow from changes in operating assets and liabilities was primarily due to a $20.7 million decrease in accounts receivable, a $6.6 million increase in deferred revenue, and $5.1 million increase in accrued expenses and other liabilities, partially offset by a $4.6 million increase in prepaid expenses and other assets and a $3.5 million decrease in accounts payable, which primarily resulted from the growth of our business, timing of billings and cash receipts from customers, timing of cash payments to our vendors, and timing of payroll.

Net cash provided by operating activities was $4.6 million during the three months ended March 31, 2020, which resulted from a net loss of $19.0 million, adjusted for non-cash charges of $14.6 million and net cash inflow of $9.1 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $6.0 million of depreciation and amortization, $5.7 million in stock-based compensation expense, and $1.5 million of non-cash lease expense relating to right-of-use operating lease assets. The net cash inflow from changes in operating assets and liabilities was primarily due to a $16.6 million decrease in accounts receivable and a $4.9 million increase in deferred revenue, partially offset by a $12.2 million decrease in accrued expenses and other liabilities, which primarily resulted from the growth of our business, timing of cash receipts from customers, timing of billings and cash payments to our vendors, and timing of 2019 corporate bonus payout to our employees in the first quarter of 2020.

Net cash provided by operating activities was $21.9 million in 2020, which resulted from a net loss of $96.2 million, adjusted for non-cash charges of $114.9 million and net cash inflow of $3.1 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $44.0 million in stock-based compensation expense, $37.0 million losses recognized from the remeasurement of the Series I redeemable convertible preferred stock warrant liability, $26.0 million of depreciation and amortization, $6.6 million of non-cash lease expense relating to right-of-use operating lease assets, $3.5 million of capitalized software development costs abandoned prior to completion, and $1.3 million of deferred income taxes. The net cash inflow from changes in operating assets and liabilities was primarily due to a $41.8 million increase in deferred revenue, partially offset by a $19.6 million increase in accounts receivable, a $6.2 million decrease in operating lease liabilities related to lease payments, a $6.2 million increase in prepaid expenses and other assets, and a $5.4 million decrease in accrued expenses and other liabilities, which primarily resulted from the growth of our business, timing of cash receipts from customers, timing of cash payments to our vendors, and timing of payroll.

Net cash used in operating activities was $7.0 million in 2019, which resulted from a net loss of $83.1 million, adjusted for non-cash charges of $39.2 million and net cash inflow of $36.9 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $19.2 million in stock-based compensation expense, $14.9 million of depreciation and amortization, and $4.5 million of non-cash lease expense relating to right-of-use operating lease assets. The net cash inflow from changes in operating assets and liabilities was primarily due to a $61.6 million increase in deferred revenue and a $12.4 million increase in accrued expenses and other liabilities, partially offset by a $19.6 million increase in accounts receivable, a $7.4 million increase in deferred contract cost assets, a $6.7 million increase in prepaid expenses and other assets, and a $4.2 million decrease in operating lease liabilities related to lease payments, which primarily resulted from the growth of our business, timing of cash receipts from customers, and timing of cash payments to our vendors.

Net cash used in operating activities was $21.1 million in 2018, which resulted from a net loss of $56.7 million, adjusted for non-cash charges of $23.1 million and net cash inflow of $12.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $8.3 million of depreciation and amortization, $7.5 million in stock-based compensation expense, and $5.6 million of non-cash lease expense relating to right-of-use operating lease assets. The net cash inflow from changes in operating assets and liabilities was primarily due to a $35.4 million increase in deferred revenue, and a $7.3 million increase in accrued expenses and other liabilities, partially offset by a $15.4 million increase in accounts receivable, a $7.1 million increase in deferred contract cost assets, and a $5.9 million decrease in operating lease liabilities related to lease payments, which primarily resulted from the growth of our business, timing of cash receipts from customers, and timing of cash payments to our vendors and landlords.

Investing Activities

Net cash used in investing activities of $4.6 million during the three months ended March 31, 2021 consisted of purchases of property and equipment of $2.4 million primarily related to computer equipment purchases, and capitalized software development costs of $2.2 million.

Net cash used in investing activities of $10.6 million during the three months ended March 31, 2020 consisted of capitalized software development costs of $4.0 million, the acquisition of Avata Intelligence, Inc., or Avata, net of cash acquired, of $3.3 million, and purchases of property and equipment of $3.3 million primarily related to improvements to our leased office spaces and computer equipment purchases.

Net cash used in investing activities of $33.5 million in 2020 consisted of the acquisition of Avata and Esticom, net of cash acquired, of $14.5 million, capitalized software development costs of $11.8 million, and purchases of property and equipment of $7.2 million primarily related to improvements to our leased office spaces and computer equipment purchases.

Net cash used in investing activities of $66.7 million in 2019 consisted of the acquisition of Honest Buildings and Construction BI, net of cash acquired, of $38.7 million, capitalized software development costs of $14.9 million, and purchases of property and equipment of $13.1 million primarily related to improvements to our leased office spaces and computer equipment purchases.

Net cash used in investing activities of $24.0 million in 2018 consisted of purchases of property and equipment of $13.7 million primarily related to improvements to our leased office spaces and computer equipment purchases, capitalized software development costs of $8.1 million, and the acquisition of BIManywhere, net of cash acquired, of $2.1 million.

Financing Activities

Net cash provided by financing activities of $10.8 million during the three months ended March 31, 2021 primarily consisted of proceeds from stock option exercises of $11.6 million, partially offset by payments of offering costs of $0.5 million in connection with the anticipated sale of our common stock in this offering.

Net cash provided by financing activities of $168.8 million during the three months ended March 31, 2020 primarily consisted of the proceeds of $164.9 million from the issuance of our Series I redeemable convertible preferred stock and preferred stock warrant and proceeds from stock option exercises of $5.7 million, partially offset by payments of offering costs of $1.6 million in connection with the anticipated sale of our common stock in this offering.

Net cash provided by financing activities of $272.1 million in 2020 primarily consisted of the proceeds of $189.8 million from the issuance of our Series I redeemable convertible preferred stock and preferred stock warrant, proceeds from the exercise of the Series I redeemable convertible preferred stock warrant of $55.0 million, and proceeds from stock option exercises of $31.2 million, partially offset by payments of offering costs of $2.3 million in connection with the anticipated sale of our common stock in this offering.

Net cash provided by financing activities of $92.8 million in 2019 primarily consisted of the proceeds of $90.0 million from the issuance of our Series I redeemable convertible preferred stock and proceeds from stock option exercises of $6.7 million, partially offset by payments of $1.8 million relating to our acquisition of BIManywhere and $1.0 million of offering costs paid in connection with the anticipated sale of our common stock in this offering.

Net cash provided by financing activities of $78.1 million in 2018 primarily consisted of the proceeds of $74.8 million from the issuance of our Series H redeemable convertible preferred stock and proceeds from stock option exercises of $3.2 million.

Credit Facility

Our Credit Facility provides for debt financing of up to $75.0 million to be used for general corporate purposes, including the financing of working capital requirements, and is secured by a blanket lien on the Company’s assets. The Credit Facility has a maturity date of May 7, 2022, and carries a fee of 0. 225% applied to unused balances and an interest rate equal to the Wall Street Journal prime rate plus 1.25% applied to all amounts outstanding, with a floor of 3.25%. The Credit Facility contains financial covenants that require us to maintain minimum annual recurring revenue, as defined in the loan and security agreement, and a liquidity ratio, if the Credit Facility is drawn, of at least 1.25 to 1.00. The Credit Facility also contains restrictions on our ability to dispose of our business or property, engage in changes in business, merge with or acquire another business, incur indebtedness, encumber the collateral securing the Credit Facility, pay dividends, make distributions or payments to stockholders or redeem, retire, or repurchase any capital stock, or make any restricted investments. As of December 31, 2020 and March 31, 2021, no amounts had been drawn down under the Credit Facility, and we were in compliance with all covenants.

The Credit Facility also provides us with the ability to issue standby letters of credit for up to $15.0 million, which if issued reduce the amount available for borrowing under the Credit Facility. As of December 31, 2020 and March 31, 2021, we had issued letters of credit totaling $7.0 million and $6.9 million, respectively, to secure various U.S. leased office facilities.

Remaining Performance Obligations

Our subscriptions typically have a term of one to three years. The transaction price allocated to remaining performance obligations under our subscriptions represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancellable subscriptions that will be invoiced and recognized as revenue in future periods. The aggregate transaction price of remaining performance obligations is expected to be recognized as revenue as follows (in thousands):

	Next 12 Months	Thereafter	Total
As of December 31, 2019	$250,105	$125,365	$375,470
As of December 31, 2020	$309,835	$125,697	$435,532

Substantially all of the transaction price allocated to remaining performance obligations included in the “thereafter” column above is expected to be recognized as revenue between 12 and 36 months from the December 31 date. We expect remaining performance obligations to change from period to period primarily due to the size, timing and duration of new customer contracts and customer renewals.

As of March 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $449.9 million, 73% of which is expected to be recognized as revenue in the next 12 months and substantially all of the remainder between 12 and 36 months thereafter.

Commitments and Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of December 31, 2020:

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$60,788	$6,333	$15,563	$12,703	$26,189
Finance lease obligations	71,029	3,579	7,385	7,760	52,305
Non-cancellable purchase commitments	31,803	16,082	15,507	214	—

Total contractual obligations	$163,620	$25,994	$38,455	$20,677	$78,494

Our leases have initial non-cancellable lease terms ranging from one to 10 years. Some of our lease arrangements include options to extend the term of the leases for up to 10 years. We include options to extend the lease term that we are reasonably certain to exercise.

Off-Balance Sheet Arrangements

As of December 31, 2020 or March 31, 2021, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency and Exchange Risk

The vast majority of our cash generated from revenue is denominated in U.S. dollars, with a small amount denominated in Australian dollars, Canadian dollars, Great British pounds, and Euros. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, Australia, Canada, England, and Mexico. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our audited consolidated financial statements in 2018, 2019, and 2020, and for the three months ended March 31, 2021. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

We had cash, cash equivalents, and restricted cash of $121.8 million as of December 31, 2019, $383.3 million as of December 31, 2020, and $417.1 million as of March 31, 2021. Cash, cash equivalents, and restricted cash consist of checking accounts, savings accounts, and money market funds. The cash and cash equivalents are held for working capital and general corporate purposes. The restricted cash is used as collateral to satisfy certain contractual arrangements related to leased office space and corporate credit cards. Interest-earning instruments carry a degree of interest rate risk. Interest rates earned by our cash, cash equivalents, and restricted cash declined in 2020, resulting in a decrease in interest income compared to 2019. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. As of December 31, 2020 and March 31, 2021, a hypothetical 10% increase or decrease in interest rates would not have a material effect on the fair market value of our portfolio. We therefore do not expect our results of operations or cash flows to be materially affected by a sudden change in market interest rates.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those accounting policies and estimates that are both the most important to the portrayal of our net assets and results of operations and require the most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.

The critical accounting policies and estimates, assumptions, and judgments that we believe have the most significant impact on our audited consolidated financial statements are described below.

Revenue Recognition

We recognize revenue when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services.

We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with the customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of the revenue when, or as, we satisfy a performance obligation.

We execute a signed contract with the customer that specifies the services to be provided, the payment amounts and terms, and the period of service, among other terms. The transaction price is determined by the stated fixed fees in the contract, excluding any sales related taxes.

Our subscriptions often include promises to transfer multiple services. Determining whether services are considered distinct performance obligations that should be accounted for separately or together may require judgment. Our subscriptions include access to our products and customer support over the subscription period. Access to the products and customer support represent a series of distinct services as we fulfill our obligation to the customer and the customer receives and consumes the benefits of the products and support over the subscription term. The series of distinct services represents a single performance obligation.

We recognize revenue ratably over the term of the subscription beginning on the date that service is made available to the customer.

Costs to Obtain a Contract with a Customer

We recognize an asset for the incremental and recoverable costs of obtaining a contract with a customer if we expect the benefit of those costs to be one year or longer. We have determined that sales commissions and bonuses paid for new contracts, including certain incremental sales to existing customers, meet the requirements to be capitalized as contract acquisition costs. The contract cost assets are deferred and then recognized on a straight-line basis over the expected period of benefit, which we estimate to be four years, which may exceed the term of the initial contract if commissions expected to be paid upon renewal are not commensurate with that of the original contract. Judgment is required to determine the expected period of benefit, which is based on estimates of customer lives and product technology life.

Business Combinations

We account for business combinations using the acquisition method of accounting. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Accounting for business combinations requires us to make estimates primarily relating to the valuation of intangible assets. Intangible assets consist primarily of acquired developed technology and acquired customer relationships. Valuations of acquired intangible assets require us to make judgments about the selection of valuation methodologies and also significant estimates and assumptions, including, but not limited to, (1) future expected cash flows from using the acquired customer relationships and technology, including future expected revenue, the rate of customer non-renewals of subscriptions, and operating expenses to deliver such expected revenue, (2) discount rates, and (3) estimated royalty rate specifically used to value the acquired technology. Our estimates of fair value are based upon assumptions believed to be reasonable.

During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations.

Stock-Based Compensation

Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of RSUs and RSAs is based on the estimated fair value of our stock on the grant date. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The primary input in determining the fair value of the stock-based awards is the value of our common stock. Because our common stock is not publicly traded the valuation of our common stock requires estimates which involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

For awards that vest solely based on continued service, the grant date fair value is recognized as compensation expense on a straight-line basis over the requisite service period of the awards, which is generally four to five years. For awards that contain both performance and service vesting conditions, the grant date fair value is recognized as compensation expense using a graded vesting attribution model. No expense is recognized for awards with performance conditions until that condition is probable of being met. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

As of March 31, 2021, we had $26.0 million of unrecognized stock-based compensation cost related to stock options, which is expected to be recognized over a weighted-average period of 1.7 years. Based on the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, the aggregate intrinsic value of stock options outstanding as of March 31, 2021 was $                 million, with $                 million related to vested stock options.

We have granted RSUs to certain employees and non-employee consultants that contain both liquidity- and service-based vesting conditions. The liquidity-based condition will be satisfied on the effective date of a registration statement for our initial public offering, or IPO, or a change in control. Because an IPO was not probable as of March 31, 2021, the liquidity condition was not met as of such date. Accordingly, no RSUs vested and no stock-based compensation expense was recognized associated with RSUs for the year ended December 31, 2020 and for the three months ended March 31, 2021. As of March 31, 2021, unrecognized compensation cost relating to RSUs was $290.9 million. Upon the effective date of the registration statement of which this prospectus is a part, we expect to record an expense of $                million relating to these RSUs for the cumulative service period from grant date to the effective date of this offering.

We have granted RSAs to certain employees in connection with the acquisition of Honest Buildings in July 2019. The fair value of the RSAs is based on the fair value of the awards granted. These shares are released from restriction 50% on the first anniversary and 50% on the second anniversary of the acquisition date assuming the continued service of the key employees. As of March 31, 2021, 102,732 of the RSAs have vested. During 2020 and the three months ended March 31, 2021, we recognized stock-based compensation expense of $2.7 million and $0.7 million, respectively, relating to these RSAs.

Common Stock Valuations

Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock with input from management, based on several objective and subjective factors. Factors considered by our board of directors include:

•	our historical performance, financial condition, and prospects at the approximate time of grant of stock awards;

•	the value of companies that we consider peers based on several factors, including similarity to us with respect to industry, business model, profitability, stage of growth, and financial risk;

•	recent sales of our redeemable convertible preferred stock and private stock sale transactions;

•	the economic and competitive environment, including the industry in which we operate;

•	the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of all or a portion of the company;

•	the lack of an active market for our common stock; and

•	third-party valuations completed near the time of the grant.

Since our inception, we have prepared valuations in a manner consistent with the method outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For each valuation performed since 2016, we estimated the valuation of our common stock based on values implied by recent transactions in our stock in close proximity to the valuation date, if any, and based on a Probability Weighted Expected Return Method, or PWERM, valuation model. The valuations for each of these methods closely reconciled to each other.

In estimating the valuation of our common stock using the PWERM, we calculated our equity value considering various exit scenarios including IPO and sale transactions, and staying private.

Our equity value in an IPO scenario was determined using the Guideline Public Company Method. Under the Guideline Public Company Method we analyzed the equity value compared to trailing and forecast revenues multiples of our Guideline Public Companies in the software and technology industry and then applied those multiples to our 12 months trailing and projected revenue, as of the estimated liquidity, or exit, date.

Our equity value in the sale transactions scenario was determined using the Recent Transaction Method. Under the Recent Transaction Method, we analyzed trailing and forecasted revenue multiples implied by recent acquisitions of companies similar to our business and then applied those multiples to our 12 months trailing and projected revenue, as of the estimated liquidity, or exit, date. Judgment is required on the selection of comparable companies, transactions, and the selection of the multiples. The selection of the multiples included judgments of our relative growth prospects, margin, and risks compared to the guideline companies. In addition, we are required to estimate our forecast revenues at the time of the exit event. We allocated the overall equity value implied by each of these scenarios to our common stock to estimate a per share value of our common stock.

The fair value of our common stock in a stay private scenario was determined using an income approach and market approach. Under the income approach, we forecast discrete cash flows over several years and a terminal value for a residual period beyond the discrete forecast period, which we discount at our estimated weighted average cost of capital to estimate our enterprise value. Under the market approach, we estimated revenue multiples based on comparable guideline companies and applied these revenue multiples to our trailing 12 months and forecasted revenue. Judgment is required in our estimating our future cash flows, discount rates, comparable companies, and multiples. We allocated the equity value implied by these valuation models in the private company scenario to our common stock using an option pricing model.

Each of the above valuations was prepared on a minority, non-marketable interest basis.

After determining a per share equity value for each scenario, we discounted the per share value for the estimated timing of the exit and then assigned a probability to each scenario to determine a probability weighted per share value of our common stock. Lastly, we applied a discount for lack of marketability as our stock is not publicly traded. Judgment is required on estimating the timing and exit event probabilities and discount for lack of marketability.

The estimated fair value of our common stock during the three months ended March 31, 2021 was estimated considering our valuation as of January 1, 2020, our estimated price range at our planned IPO date, other relevant factors, discussed above, such as the valuation of companies that we consider peers, and any specific events within our company during this period. Based on this assessment, we applied a linear interpolation between the value at January 1, 2020 and the estimated price range in this offering to determine stock-based compensation.

For stock awards after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to delay the adoption of new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of our first fiscal year in which we have total annual revenues of more than $1.07 billion; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Recent Accounting Pronouncements

See “Summary of Business and Significant Accounting Policies” in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for a description of recently issued accounting pronouncements.

A Letter from Procore Founder, President, and Chief Executive Officer Tooey Courtemanche

Dear Prospective Investors,

The construction industry is one of the largest and most important industries in the world. It is responsible for building and maintaining the places where we live, learn, work, and play. However, it’s also one of the toughest industries to work in, defined by massive complexity, constant uncertainty, and high risk. But when you look past the chaos of the jobsite, you find incredible individuals — the builders, designers, developers, engineers, and tradespeople — who are up for the challenge and find great purpose in their work.

The Intersection of Construction and Technology

I’ve always been passionate about building things, and I’ve often straddled two worlds that felt disconnected: construction and technology. In my student days, I worked in a cabinet shop and on construction jobsites. Later, after trying my hand as a real estate developer, I discovered the world of software. Being immersed in the Silicon Valley 1990s tech boom inspired me to found my first startup, Webcage. That company enabled Fortune 1000 companies to move from analog call centers to web-enabled self-service intranet technologies. I learned firsthand the impact digital transformation could have on many different industries.

Several years later, I started building my own home. I was shocked to discover that, despite the sweeping impact of technology across most sectors, the construction industry had been left behind. Everything from the project schedule and budget to the inevitable and endless change orders that occur on a construction project was handled through manual and increasingly outdated communication channels, such as fax, phone, and paper. The industry was plagued by inefficient practices and costly rework, leading to suppressed profitability and immense physical waste. So I started Procore based on my steadfast belief that technology can improve the lives of everyone in construction. I chose the name Procore since our technology would enable people in the construction industry to focus on their PROfessional CORE competencies — i.e., their craft.

The product didn’t immediately take off as the industry didn’t have the infrastructure to fully benefit from a cloud-based offering at the time. In fact, it took over a decade for devices like smartphones and tablets, as well as Wi-Fi, to become ubiquitous on jobsites. But once that happened, our customers were able to fully leverage the power of Procore in the field, and our growth really accelerated. We started to build more solutions for our existing customers, and expanded to serve new stakeholders and international markets.

While we continue to partner with our customers to drive construction forward, like so many other sectors of the economy, the COVID-19 pandemic and the global economic uncertainty it has given rise to have had a significant impact on the construction industry and on many of Procore’s customers. At the same time, we believe the COVID-19 pandemic has begun to accelerate the rate at which digital transformation will occur in our industry in the years to come, as the challenges of remote work and need for greater efficiency have prompted some construction firms to make long-term plans to increase their utilization of cloud technology.

The global pandemic has also highlighted how important it is for construction stakeholders to be able to effectively collaborate with each other. I believe the companies that emerge the strongest from this crisis will be those that have embraced a collaborative approach to construction to efficiently manage their projects across the diverse array of stakeholders involved. Our mission of connecting everyone in construction on a global platform has never felt more urgent or inevitable.

The grit and resilience of construction professionals around the world was on full display in 2020 as they carried out their essential work in the face of tremendous new obstacles. Amid extremely challenging circumstances, in 2020 Procore’s employees rallied to support our industry, our customers, our business, and each other with incredible strength and dedication. Thank you for your trust and hard work throughout the past year. It was an inspiring effort that continues to bring out the best in Procore’s own culture, one that is based on a deep understanding of and empathy for the industry we serve.

The Journey Ahead

Though I founded Procore nineteen years ago, it feels like we’re just getting started. I believe that the construction industry is still in the early stages of a massive digital transformation, one in which Procore is well-positioned to play a critical role.

When people ask me what my goal is for the future of Procore, my answer is simple: I never want to stop providing people in the construction industry with technology that makes their lives easier, safer, and more productive. I’m excited about the road ahead, and I welcome you to join Procore on this journey.

Let’s build a better future together.

Tooey

BUSINESS

Overview

Our mission is to connect everyone in construction on a global platform.

We are a leading provider of cloud-based construction management software, and are helping transform one of the oldest, largest, and least digitized industries in the world. We focus exclusively on construction, connecting and empowering the industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate from any location, on any internet-connected device. Our platform is modernizing and digitizing construction management by enabling real-time access to critical project information, simplifying complex workflows, and facilitating seamless communication among key stakeholders, all of which we believe positions us to serve as the system of record for the construction industry. Adoption of our platform helps customers increase productivity and efficiency, reduce rework and costly delays, improve safety and compliance, and enhance financial transparency and accountability.

In short, we build software that helps build the world.

Construction is critical to the global economy but is urgently in need of digitization. The construction industry represented approximately 13% of global GDP and employed 7% of the global workforce in 2017. The adoption of technology by the industry, especially at the jobsite, has historically been constrained by the lack of internet, Wi-Fi, and mobile connectivity. Much of the industry still relies on legacy methods of project management, such as paper, email, fax, and on-premise software. These tools were not designed to address the unique, real-time, and often remote collaboration needs of the industry. As a result, project delays, rework, safety and compliance issues, and cost overruns are common.

The lack of modern collaboration tools has contributed to a lower rate of labor productivity growth in the construction sector, approximately one-third that of the global rate over the last two decades. According to a Deloitte report, the construction industry spends half as much on IT compared to the average across all industries. A June 2020 McKinsey report estimates that construction industry spending on software and infrastructure could double as the construction industry starts to catch up with the manufacturing industry in terms of IT spending as a share of revenue. Rework, correcting work that was incorrectly done, cost over $500 billion in 2018, or approximately 5% of overall construction costs, according to the 2018 FMI Report. On average, 52% of that rework was caused by poor project data and communication.

Construction is also among the most dangerous industries, with 22% of U.S. private industry worker deaths in 2019 linked to construction. Additionally, even throughout the COVID-19 pandemic, the industry faces an extremely challenging labor dynamic, with 83% of contractors indicating that they are facing difficulties finding skilled workers. The COVID-19 pandemic has made this labor dynamic even tougher, with over 40% of construction firms reporting higher costs and slower project completion due to labor shortages. Furthermore, 54% of respondents to the AGC Survey stated that they faced problems with the availability of their current employees due to safety concerns, family responsibilities, and other factors.

Innovations in technology, in particular the proliferation of the internet, Wi-Fi, and mobile devices, combined with the limitations of legacy solutions and labor constraints in the construction market, provide us with the opportunity to leverage our market leadership position to help drive digital transformation in the construction industry on a global basis. According to the May 2020 McKinsey Survey, nearly two-thirds of respondents believe that the COVID-19 pandemic will accelerate industry transformation.

We have established our market leadership through an approach focused on serving the unique needs of the construction industry. We work directly with stakeholders to develop the products they need and provide high-quality support, available to all users at no additional charge. Our four product categories, Preconstruction, Project Management, Resource Management, and Financial Management, automate workflows, provide real-time visibility, offer advanced analytics, and support collaboration across key stages of the construction project lifecycle. Each of our products can be accessed from the office or the jobsite on computers, smartphones, and tablets, enabling users to work wherever the job requires. Our open APIs and our App Marketplace allow customers to integrate our products with their internal systems and over 250 third-party applications, including accounting, document management, and scheduling software, providing our users with choice and flexibility, and demonstrably increasing the stickiness of our platform as we aim to become the construction industry’s system of record.

Our customers range from small businesses managing a couple million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the commercial, residential, industrial, and infrastructure segments of the construction industry. We generate substantially all of our revenue from subscriptions to access our products. We sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products a customer subscribes to and the fixed aggregate dollar volume of construction work contracted to run on our platform annually, which we refer to as annual construction volume. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue. We do not provide refunds for unused construction volume, or charge customers based on consumption or on a per project basis. Our customers rely on our platform to help run their businesses more efficiently. This is evidenced by our customers using our platform to create an aggregate of more than 1 million projects representing over $1 trillion of construction volume since January 1, 2014, and these customers have reported that project teams are able to manage an average of 29% more construction volume per person by using Procore, according to the 2021 Procore ROI Survey. In 2020, the average duration of an active project in Procore was approximately 22 months.

Our business model is designed to encourage rapid, widespread adoption of our products by allowing for unlimited users, meaning we do not charge a per-seat or per-user fee. Customers can invite all project participants to engage with our platform as part of a project team. In 2020, on average, each customer invited over 160 project participants. This includes the customer’s employees and its collaborators, who are other project participants who engage with our platform but do not pay us for such use. Collaborators have access to relevant project information and product features for the duration of their involvement in a project and are incentivized to become customers as collaborators do not control what information they get access to, may not be able to access project information after a job is complete, and cannot run their complete portfolio of projects on our platform. In 2020, we had over 1.6 million users, which we define as our customers’ employees and their collaborators who have logged in to our platform, of which more than 60% were collaborators. Once collaborators have used our platform, they may potentially become customers and evangelize Procore on future projects. We believe our business model creates a flywheel effect that has helped increase our customer count, from 6,095 as of December 31, 2018, to 8,506 as of December 31, 2019, to 10,166 as of December 31, 2020, reflecting year-over-year growth rates of 40% in 2019 and 20% in 2020. We have also seen an increase in the number of customers that contributed more than $100,000 of ARR, which grew from 412 as of December 31, 2018, to 655 as of December 31, 2019, to 843 as of December 31, 2020, reflecting year-over-year growth rates of 59% in 2019 and 29% in 2020.

Our success in building our customer base, expanding usage for existing customers, and helping digitize the industry has allowed us to achieve significant growth. We generated revenue of $186.4 million in 2018, $289.2 million in 2019, and $400.3 million in 2020, representing year-over-year growth of 55% in 2019 and 38% in 2020. We had net losses of $56.7 million in 2018, $83.1 million in 2019, and $96.2 million in 2020.

Our Industry

Despite being one of the largest industries in the world, construction has been slower to adopt innovations in process and technology, and is in the early stages of digitization. Given growing pressures on the industry, key stakeholders face an increasing imperative to adopt modern technology or jeopardize future business success. In fact, 80% of contractors surveyed in a 2019 USG Corporation and U.S. Chamber of Commerce survey believe that they will use some newer technology by 2022.

Construction represents one of the largest industries in the world and is in the early stages of digitization.

Annual worldwide construction spend, which consists of new construction and ongoing maintenance and modifications, is expected to grow from approximately $10 trillion in 2017 to approximately $14 trillion by 2025, according to McKinsey. Despite the industry’s large scale, it has historically lagged behind nearly every other industry in digitization. According to McKinsey’s Industry Digitization Index, construction ranks second from last in digitization across all major sectors, ahead of only agriculture and hunting. We believe that a principal reason for this is that, prior to the proliferation of the internet, Wi-Fi, and mobile devices, this field-based industry faced technology adoption barriers that other industries did not have to overcome.

The persistence of manual and paper-based processes, combined with the failure of legacy software solutions to adequately address the needs of stakeholders in the construction sector, creates a significant opportunity to improve productivity. Further, according to McKinsey’s June 2020 construction industry report, the COVID-19 pandemic has only highlighted the urgency of the preexisting productivity and data-visibility issues facing construction companies, which will drive a net acceleration in the use of technology and the transformation of the construction industry. McKinsey estimates that over the past two decades labor productivity growth in the construction sector has averaged approximately 1.0% each year, compared to 2.8% annually for the global economy, and bridging this gap through strategic productivity initiatives, such as widespread adoption of technology, improving jobsite execution, and retraining workers could add $1.6 trillion of global GDP annually. Additionally, McKinsey reports that construction firms could boost productivity by as much as 50% through implementing cloud-based tools to assemble and analyze data in real-time.

The growth outlook for the construction industry is strong and favorable, driven by population growth, greater mobility, and the need for ongoing maintenance.

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Global population growth coupled with greater mobility is driving the need for more construction.    The UN estimates that the world’s population will reach 9.8 billion by 2050, with 68% of the population living in urban areas, a substantial increase from the 55% of the population that lived in urban areas in 2018. However, the need for construction extends outside of the largest urban centers. The COVID-19 pandemic has accelerated the adoption of technology enabling a more mobile workforce, a trend expected to continue. With greater workforce mobility comes the need for more construction to build infrastructure, workspaces, and homes in both large city centers, as well as less dense areas. In 2017, the UN estimated that over the next 40 years, 2.5 trillion square feet of new construction will need to be built globally in order to meet population growth and urbanization expectations. Construction at this rate would be roughly equivalent to building a city the size of New York City every month for the next 40 years. Furthermore, McKinsey estimates that $69 trillion will need to be spent globally on infrastructure by 2035 across various infrastructure categories, such as airports, bridges, dams, transportation, and utilities, to meet expected global GDP growth.

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Ongoing maintenance and repairs require billions of dollars of annual construction.    Construction spending does not stop once a project is completed. Nearly everything that is built must be maintained. Structures like office buildings, bridges, and skyscrapers have long lives but require continued maintenance to remain safe and operational. For example, New York City’s aging infrastructure vulnerabilities led the city to more than double its planned four-year capital budget from $26.7 billion in 2015 to $55.3 billion in 2021, adjusted for inflation, according to the Center for an Urban Future and the New York City Council. New York City is not unique, as other cities around the world are facing similar challenges that will require significant investment in the coming years.

The construction ecosystem is highly fragmented and specialized.

The construction process relies on coordination among highly fragmented and specialized groups, including key stakeholders such as owners, general contractors, specialty contractors, architects, and engineers. These stakeholders engage in financing, budgeting, designing, building, and maintaining commercial, residential, industrial, and infrastructure projects while navigating varying responsibilities, risk profiles, and motives. Completing a project safely, on time, and within budget requires effective collaboration between stakeholders across work streams, sharing information in a timely and effective manner, and navigating increasing contractual and regulatory complexity.

Key stakeholders in the construction ecosystem are:

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Owners.    Owners initiate construction projects, secure financing, work with architects, engineers, and consultants on building design, hire general contractors to manage the construction process, and are the ultimate decision-makers throughout a project. Owners include corporations, universities, government entities, and commercial and residential real estate developers. Once a project is completed, owners are responsible for operating, leasing or selling the structure, or outsourcing such processes to a third party.

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General contractors.    General contractors coordinate the construction project and fulfill the demands of owners while simultaneously maintaining oversight and responsibility for specialty contractors and other vendors.

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Specialty contractors.    Specialty contractors, commonly referred to as subcontractors, are hired by general contractors for their specialized skills, such as mechanical, electrical, plumbing, roofing, or concrete trades, and perform the vast majority of construction work.

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Architects and engineers.    Architects and engineers work together to develop building plans and designs, collaborating directly with owners and general contractors. Typically architects are responsible for designing the aesthetic look and feel of a structure, while engineers focus on safety and functionality, materials, and structural design.

Additional ecosystem participants include:

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Financiers.    Equity investors and lenders provide financing to owners to fund construction projects. Equity capital is typically received prior to or at the onset of a project, while lenders often release funds in increments over the course of a project, in what is called the draw management process, based on predefined milestones.

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Insurers.    Insurers provide coverage for unforeseen events that may occur during a construction project, such as worker injuries, building defects, and natural disasters. Insurers analyze information such as historical loss ratios and quality and safety procedures to underwrite customer policies.

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Materials and equipment suppliers.    Materials and equipment suppliers furnish the materials, equipment, and supplies needed to complete construction, including lumber, drywall, fasteners, concrete, heavy machinery, and steel beams.

The construction industry has four defining characteristics.

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Construction is a custom business.    Construction projects are typically custom and each project has a distinctive combination of dynamic variables, including unique project teams, design, materials, terrain, regulations, and schedules.

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The workforce is mobile and decentralized.    Construction happens on the jobsite, not at the office, which increases the importance of mobile access to project data. Construction workers often operate with out-of-date or incomplete project information and struggle to collaborate effectively with other stakeholders, leading to mistakes that may translate to costly rework and extended project timelines. Given mistakes not only impact the progress of the project but also expose workers to safety risks, the need for mobile collaboration solutions and real-time access to instructions, designs, documentation, and reporting is becoming increasingly critical for managing and optimizing a dispersed workforce.

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Stakeholder dynamics are complex.    Construction projects require collaboration across a wide range of stakeholders who often have a different set of interests and lack familiarity and trust with one another, yet all are interdependent and ultimately share project risks. Similarly, all project participants are adversely impacted when a project is delayed, runs over budget, or does not meet quality or safety requirements. For example, a concrete contractor may not be able to pour concrete on a project until the mechanical, electrical, and plumbing, or MEP, contractors complete their scope of work. If the MEP contractors fail to complete their tasks as scheduled and that delay is not properly communicated to all affected stakeholders, then not only could the project fall behind schedule but the concrete may still arrive at the jobsite as originally scheduled, become unusable, and need to be disposed of, driving up costs and impacting profit margins. In order to avoid related financial losses, stakeholders are often quick to redirect responsibility to other participants on a project and seek to resolve disputes in court.

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Change is constant.    Construction project designs, schedules, and budgets are modified frequently. Construction teams typically run into unforeseen issues requiring a workaround, or the owner may decide to make a modification to the project. As a result, the design that teams set out to build rarely matches the finished product. An event as small as a delayed inspection that adjusts worker schedules, or as significant as discovering an unexpected boulder during excavation that requires special equipment to remove, can trigger costly changes to a project’s schedule and require timely communication to teams on the ground to minimize or avoid mistakes.

One example of the interdependencies among stakeholders is the prevalence and complexity of a change order, which is a request to add, change, or remove work from the original scope or design of a project and is generally required for any degree of structural revisions. To resolve a change order, multiple stakeholders must address a myriad of time-consuming tasks and approvals. Using traditional or legacy methods of project management, such as paper, email, fax, or on-premise software, a simple change order can take weeks to resolve given the multiple handovers that must occur (as the diagram below indicates). When multiplied by the numerous change orders that may be open at any given time on a project, resolution in days can quickly turn into weeks or even months, leading to costly rework and scheduling delays, and often triggering ripple effects to labor availability and project sequencing.

An Illustrative Example of Progress Hurdles:

Change Order Workflow

https://9311de51-a-002441bc-s-sites.googlegroups.com/a/dfscollaboration.net/composition-learning-resource-center/White%20Searchable%20Text%20in%20ProHTML%20Process.pdf?attachauth=ANoY7cqOqqz9rwKyw5VJ6j4BEBY8RBap5LPsir57Av3NSOtSiRPv9T5WmAfOcYpE2xMQj-fbofIOwFHgZaSScEACXs1HIriSWXwS4gus4RoCEUDhOTnm_LMMvog9609YKTUMKMp1zTC1lSrh3eM7MkhoUm409CHGpELZnIS7Sc8DGB4S_HHx5wz9jHobQO0iTGdIzlW4mwmB41Z8GbeKqf55GbwvxSHjiE_QYHcRsMZ2vIf2-grWvZYm6i01eVBhaD1IHLYEi3Yz_xn9Mht8iFLr8ENf1QgMk8tR_F8gUVYoeEmbwkIzMQg%3D&attredirects=0STOP PROGRESS IN THE FIELD GO OWNER GENERAL CONTRACTOR SPECIALTY CONTRACTOR ARCHITECT/ENGINEER Identify Issue Draft Request for Information Create Request for Quote Review Change Order Make Decision Revise Budget and Schedule Release SC to Work on Change GC Bills Owner Prepare Estimate Order Materials SC Bills GC Create and Validate New Design

The complexities and collective interdependencies of construction projects, as demonstrated by the change order management process, contribute to the challenges in building trust among stakeholders. This combination of complexity, interdependence, and lack of trust leads to frequent disputes and stakeholders attempting to shift responsibility. We believe better collaboration, communication, and transparency across all stakeholders can help strengthen trust across the industry and reduce the time and resources spent on litigation, which ultimately benefits all stakeholders.

Legacy approaches to managing project workflows, financials, and risks were not designed for a field-driven workforce and contribute to project inefficiencies and material waste.

Historically, construction industry participants regularly stored physical copies of project documents in binders and boxes. Legacy software solutions were often not user-friendly or lacked collaboration and integration capabilities. Further, software was not easily accessible on a computer, smartphone, and tablet, at both the construction site and the office, and by the wide range of stakeholders on a construction project. Technology adoption was primarily reactive in nature and intended to address discrete issues, such as implementing an accounting system or using time tracking software to record hours worked. While these methods may improve the specific workflow for which they were designed, they have limited ability to improve overall project efficiency because of the lack of integration between various point solutions as well as between the office and the field. The 2018 FMI Report estimates that employees at construction companies spend 35% of their time on “non-optimal” tasks. Time spent on non-optimal activities such as dealing with mistakes and rework, looking for project data, and handling conflict resolution cost the U.S. construction industry an estimated $177.5 billion in labor costs in 2018. In fact, according to McKinsey, large non-residential construction projects typically run up to 80% over budget and 20 months behind schedule. In addition, the European Commission estimates that construction and demolition waste accounts for approximately 25%–30% of all waste generated in the European Union, which we believe is generally representative of the construction industry’s contribution to global waste levels.

Multiple catalysts have emerged to bring construction into the digital age.

Recent advancements of key technologies such as cloud computing, mobile networks, and smart devices are disrupting legacy approaches by making technology adoption significantly easier in the construction industry. Simultaneously, additional drivers such as labor shortages and general shifts in the labor market, mounting technical and regulatory complexity of construction projects, and the growing importance of data to aid in decision-making are increasingly compelling stakeholders to change their historic practices. Stakeholders that fail to digitize their business models sacrifice efficiency, productivity, and safety, and risk being outpaced by their competitors as the use of technology solutions increasingly becomes the industry standard.

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Mobile accessibility.    The availability of Wi-Fi and high-speed mobile networks have allowed users to access the internet on mobile devices with unprecedented speed and flexibility. According to a 2018 JBKnowledge construction survey, approximately 93% of construction workers surveyed use a smartphone and 62% use a tablet every day. Approximately 75% of construction companies provide project managers and field superintendents with mobile devices and use cloud storage, according to the 2018 FMI report. The prevalence of mobile devices and the adoption of cloud technologies in the construction industry facilitate easy access to software from anywhere in the field and dramatically lower the cost of ownership and deployment of software on the jobsite. For example, workers can upload photos of potential issues from the construction site and receive updated instructions in real-time, reducing downtime and providing unprecedented transparency.

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Labor shortage necessitates increased productivity.    The industry faces an extremely challenging labor dynamic, with 83% of contractors indicating that they are facing difficulties finding skilled workers. As of December 2020, the U.S. Bureau of Labor Statistics estimated there were 211,000 unfilled construction jobs in the United States, suggesting that organizations still struggle to staff construction workers even amid a period of high unemployment. According to McKinsey, due to the COVID-19 pandemic, skilled labor shortages will become even more acute as the industry faces the prospect of continuing physical-distancing measures and restrictions on cross-border movement of labor. Furthermore, in order to meet global infrastructure needs, it is estimated that the construction industry may require up to 80 million more jobs globally by 2030. The shortage of skilled workers in construction is driving industry stakeholders to look for opportunities to increase worker productivity, such as implementing technology solutions. Moreover, the current generation of construction workers grew up with more information technology exposure than prior generations and is increasingly requesting technology solutions on the jobsite. These trends lead to increased pressure to adopt technology as industry stakeholders compete for talent.

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Regulatory and contractual complexities.    Construction is subject to extensive local laws, regulations, and compliance standards intended to ensure the health and safety of workers and promote environmental sustainability. According to McKinsey, in North America, the number of construction-related regulations has grown from 463 in 1970 to 5,198 in 2017. In addition, demand for greater innovation and planning has increased project management complexity, leading stakeholders to rely on contracts to help shift risk among each other, which in turn can lead to increased frequency of litigation. Software solutions that enable shared project information increase transparency and can reduce the frequency and cost of litigation.

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Data is underutilized.    Historically, construction data has been siloed and unstructured. According to the 2018 FMI Report, approximately 96% of all data goes unused in the engineering and construction industry. Workers may not consistently update blueprints or schematics to reflect work completed, leaving future workers and owners uncertain of what is behind a wall or in the ceiling. While some stakeholders recognized the value of capturing and leveraging their data as a competitive advantage, in recent years more stakeholders have started to see data as an operational necessity. As artificial intelligence and machine learning capabilities continue to progress, alongside improvements in data capture and standardization in construction as a whole, advanced analytics will increasingly have the potential to revolutionize industry operations, automate critical workflows and identify key risks, enable benchmarking, and ultimately increase profitability.

The construction industry needs an end-to-end, cloud-based software platform.

The construction industry is experiencing a transformation driven by innovations in technology and rising pressures on stakeholders, ranging from labor shortages to increasing project complexity. We believe that in order to truly improve the lives of everyone in construction, it is essential that modern construction management software is accessible by all project team members from any location and on any internet-connected device. The solution needs to address the specific workflows of all key stakeholders on a project, while providing a platform that both integrates with other solutions in the market and provides a single, centralized system of record on every project across the entire project lifecycle.

Our Opportunity

We believe that the current TAM for construction software is large and significantly underpenetrated. McKinsey estimates that annual worldwide construction revenue in 2017 was approximately $10 trillion. Separately, Deloitte estimates that in 2018, approximately 1.7% of worldwide construction and infrastructure revenue was spent on IT solutions. Furthermore, Gartner estimates that in 2020, application software spending represented 7.3% of total IT spend, calculated as enterprise application software revenue divided by total IT spend across all industries. We therefore estimate that the construction industry spends approximately $12.4 billion worldwide annually on application software.

Based on our experience with customers, however, we believe we address a greater opportunity not yet quantified by this estimate because we are digitizing analog and manual processes which are not captured in Deloitte’s estimate of construction IT spend. Given that globally, on average, other industries spend over 3% annually on IT as a percentage of revenue, compared to 1.7% in the construction industry, we believe that IT spend and application software spend in the construction industry as a percentage of revenue may increase as the industry continues to digitize. Additionally, we believe the $12.4 billion figure understates our total addressable market, as it does not account for our ability to sell our products to multiple stakeholders who participate in the same construction project, therefore allowing us to monetize the same dollar of construction volume multiple times.

We estimate that the annual potential market opportunity for our current products is approximately $9.4 billion. We calculate this figure by multiplying an estimate of the number of total owner, general contractor, and specialty contractor companies in our addressable geographies, as reported in a February 2021 Frost & Sullivan study that we commissioned, by our median ARR as of December 31, 2020, for each company size (categorized by enterprise, mid-market, and small business). While the COVID-19 pandemic impacted the construction industry in 2020, available data indicates that the industry has already begun to recover from the pandemic, and we believe that the overall size of our market opportunity remains substantially unchanged from its pre-COVID-19 size. We limited our addressable geographies to only those geographies where we currently have focused sales and marketing efforts—the United States, Canada, Mexico, the United Kingdom, Ireland, Australia,

New Zealand, Singapore, and the United Arab Emirates. We also exclude general contractors and specialty contractors with annual revenues of less than $2.5 million and owners with less than $2.5 million in annual construction spend from our addressable market estimates given we do not actively market to those organizations.

We believe there is further potential to expand our market opportunity because the median ARR is based on the current number of products purchased by our customers, which we believe will continue to gradually increase as we further penetrate our existing customer base and release additional products. Many of our products are new, given that for the majority of our history we only offered one product. We have rapidly grown our product offering from four products in 2017 to 13 products today. Despite how recent these new product releases were, as of December 31, 2020, 60% of our customers subscribed to three or more of our products. However, as of December 31, 2020, only 43% of our customers subscribed to four or more of our products, and we believe this percentage will increase over time as we see increased customer adoption of our newer products and as we continue to successfully introduce products that meet the needs of our customers and the construction ecosystem. Additionally, our estimates only contemplate international markets where we currently have focused sales and marketing efforts. While we have historically focused on North America, we believe our international opportunity is many times larger, with similar industry dynamics across the globe. As our international footprint continues to expand, we believe our potential market opportunity will increase.

Our Approach

We believe we are well positioned to extend our market leadership, not only through promoting the rapid adoption of our construction management platform, but also through our dedicated efforts to invest in and positively impact the future success of the construction community. We believe that our success is driven by the quality of our platform and our strong relationships with our customers and the broader construction industry. Our approach is based on two key elements:

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We live and breathe construction.    Our platform and products are focused on the construction industry, and we build our products for the requirements of industry stakeholders. We have deep domain expertise and an understanding of the construction industry’s complex workflows, incentive structures, and the risks each stakeholder faces on a project. We also partner with the industry beyond providing software. Several of our initiatives, including “Jobsite,” our industry-focused blog site, Procore Community, our online user community forum, and Groundbreak, our annual construction industry conference, are designed to grow community engagement across our platform. In 2020, we hosted and participated in over 260 in-person and virtual events, the most instrumental being Groundbreak, which we successfully transformed into a virtual event, drawing over 6,000 registrants. We also offer additional resources to the construction community, including certified continuing education courses, training programs, online content libraries, and free software to universities, schools, trade unions, and non-profits through our in-house social impact team, Procore.org. We offer over 170 on-demand online courses, as well as training and networking events. Someone earns a Procore certification on average every five minutes and we have issued over 295,000 certifications to date. In addition, 85% of accredited U.S. construction management programs teach students about the Procore platform. Collectively, these initiatives are designed to help us strengthen our credibility and affirm our value as a strategic partner to stakeholders in the construction sector.

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We put our customers first.    We make our products intuitive and easy-to-use, whether from a computer, smartphone, or tablet, in the field or in the back office, so that everyone can adopt and benefit from the power of our products. A core part of our strategy is our user-centric development culture. We engage with the construction community to understand its needs and work with our customers to develop, iterate, and improve our products and technology. For example, as part of our Innovation Labs program, customers work closely with our engineers, designers, and product managers to develop creative solutions to common problems faced in construction. We have also built a customer success organization focused on helping our customers implement our products quickly and efficiently. Our customer support team provides live support to all users at no additional cost, as well as numerous online resources, because we believe that if all users are successful, then our customers will be successful. As of December 31, 2020, we had published over 5,800 publicly available tutorials and FAQs to our website. We also believe time-to-resolution is critical, which is why in 2020 our average support response time to a user support request via online chat or phone was under 60 seconds and we had a positive customer support satisfaction rating of over 90%.

Our Platform

We are helping revolutionize the construction industry by changing the way construction projects are managed, providing online and offline access to critical project information, simplifying complex workflows, and enabling collaboration among all project stakeholders.

We have built our platform to be modern, intuitive, and open with a modular and extensible architecture that not only includes the breadth and depth of functionality of our own products but also integrates with third-party applications and our customers’ own customized applications. While we offer a broad set of products that we monetize through subscriptions, our platform also includes a wide range of technical services that are shared across our products and open APIs that enable us to extend the capabilities of our platform to the broader ecosystem of software that our customers use.

Our construction management platform offers our customers and collaborators capabilities that address a range of evolving needs throughout a project’s lifecycle, including bidding, scheduling, BIM, labor tracking, financial management, and more. Our platform streamlines communication and facilitates compliance with safety and other regulatory standards, which helps increase productivity and efficiency, reduces rework and costly delays, improves safety and compliance, and enhances collaboration and accountability among key stakeholders.

We offer these industry-transforming capabilities through an integrated, user-centric platform that features four product categories, our extensive App Marketplace, our proprietary data and analytics layer, and a powerful range of shared technical services leveraged across our products.

PRECONSTRUCTION Prequalification Bid Management Estimating PROJECT MANAGEMENT Project Management Quality & Safety Design Coordination BIM RESOURCE MANAGEMENT Field Productivity FINANCIAL MANAGEMENT Project Financials Invoice Management Portfolio Financials Accounting Integrations PROCORE APP MARKETPLACE PROCORE ANALYTIC PROCORE PLATFORM UI CUSTOMIZATION BUSINESS LOGIC DATA COLLABORATION SECURE & TRUSTED MULTI-ZONE CLOUD INFRASTRUCTURE DIGITIZE DOCUMENTS STREAMLINE COMMUNICATION MANAGE WORKFLOWS CREATE A SINGLE SOURCE OF TRUTH PROMOTE SAFETYPRECONSTRUCTION Prequalification Bid Management Estimating PROJECT MANAGEMENT Project Management Quality & Safety Design Coordination BIM RESOURCE MANAGEMENT Field Productivity FINANCIAL MANAGEMENT Project Financials Invoice Management Portfolio Financials Accounting Integrations PROCORE APP MARKETPLACE PROCORE ANALYTICS PROCORE PLATFORM UI CUSTOMIZATION BUSINESS LOGIC DATA COLLABORATION SECURE & TRUSTED MULTI-ZONE CLOUD INFRASTRUCTURE DIGITIZE DOCUMENTS STREAMLINE COMMUNICATION MANAGE WORKFLOWS CREATE A SINGLE SOURCE OF TRUTH PROMOTE SAFETY
PRECONSTRUCTION Prequalification Bid Management Estimating PROJECT MANAGEMENT Project Management Quality & Safety Design Coordination BIM RESOURCE MANAGEMENT Field Productivity FINANCIAL MANAGEMENT Project Financials Invoice Management Portfolio Financials Accounting Integrations PROCORE APP MARKETPLACE PROCORE ANALYTIC PROCORE PLATFORM UI CUSTOMIZATION BUSINESS LOGIC DATA COLLABORATION SECURE & TRUSTED MULTI-ZONE CLOUD INFRASTRUCTURE DIGITIZE DOCUMENTS STREAMLINE COMMUNICATION MANAGE WORKFLOWS CREATE A SINGLE SOURCE OF TRUTH PROMOTE SAFETY

Product Categories

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Preconstruction.    Selecting the right specialty contractors and vendors for a construction project is critical to the successful outcome of the project. The process is often manual, disorganized, time-consuming and resource-intensive, requiring the collection of extensive documentation and multi-faceted bids that typically include sensitive information. Our Preconstruction products facilitate collaboration between internal and external stakeholders during the planning, budgeting, estimating, bidding, and partner selection phase of a construction project. Our products are designed to help reduce financial and operational risk across key stakeholders before construction begins.

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Project Management.    Construction teams struggle with poor communication between the field and office, time-consuming processes, and getting updated and accurate information to all project stakeholders. Teams often lack the ability to effectively collaborate on workflows, such as structure design, or changes to plans that become necessary in the field. Tracking project progress and ensuring procedures are in line with quality and safety standards is often manual or done using disparate point solutions. These dynamics lead to risky work environments, rework, training gaps, and strained relationships, often resulting in millions of dollars in cost overruns and litigation. Our Project Management products connect entire construction project teams by ensuring project information is aggregated in a cloud-based platform, available to all project participants, and accurate so that work on the jobsite is completed correctly. Our products and platform enable real-time collaboration, information storage, design, BIM model clash detection, and regulation compliance for teams on the jobsite and in the back office.

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Resource Management.    Construction teams responsible for performing work on the jobsite are often unable to efficiently track labor productivity, which leads to schedule delays, inefficient use of time, margin loss, and rework. Our Resource Management product helps customers address these problems by tracking labor productivity to improve time management and by managing profitability on construction projects. By using our product, customers are also creating detailed productivity records that can be referenced during the bidding process.

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Financial Management.    Managing construction financials is often a slow, expensive, and manual data entry process. Construction teams need to be able to monitor budgets on individual projects and across entire portfolios of projects in order to maximize project profitability and plan for the long-term. Teams lack real-time access to accurate financial data that is critical to managing changes that impact budgets or allow for efficient invoicing. Traditionally, construction teams have not had access to collaborative financial applications that connect the field to the office. Our Financial Management products provide customers with visibility into the financial health of their individual construction projects and portfolios, and facilitate untethered access to financial data, linking the field and the office in real-time. Our products improve cost management, invoice collection and review, and budget forecasting and tracking. Our platform also supports integrations with a majority of the industry’s preferred accounting systems.

Procore App Marketplace

Our platform gives customers the freedom to connect with over 250 third-party applications currently in our App Marketplace. Our App Marketplace extends the functionality of our existing products, connecting critical business workflows and processes, and enabling customers to maintain a single system of record while being able to leverage software solutions providing an array of functionality. This ecosystem provides customers with support in analytics, accounting, scheduling, compliance, and customer relationship management, among many other categories. While our customers may pay fees to certain third-party developers in order to use their applications that integrate with our platform, we do not earn any fees or commissions from either our customers or these third-party developers for accessing or using our App Marketplace.

Our App Marketplace represents a key competitive differentiator for us and has been widely adopted by our customers, providing significant value while demonstrably increasing the stickiness of our products and providing a future pipeline for potential acquisitions. As of December 31, 2020, approximately 81% of our customers use at least one integration and over 60% use two or more. Within the construction industry, integration of third-party applications with our platform and a presence in the App Marketplace are increasingly seen as requirements for adoption and usage by our customer base.

Procore Analytics

Our analytics product offers advanced analytics and business intelligence, or BI, capabilities, allowing customers to monitor projects and drive more informed decision-making for their business. Procore Analytics provides access to approximately 130 pre-built reports and the ability to build custom visualizations leveraging their enterprise data in Microsoft Power BI. Cross-tool reporting, configurable dashboards, and advanced data visualization all help turn project data into business insight.

Procore Shared Technology Services

Our platform includes a number of shared services that underlie our products and enable us to launch new products and extend the capabilities of our existing products. The user directory, reporting, tasks, search, and other components of our platform are examples of the underlying shared services that our customers can use across our products. In order to create a centralized hub for construction project information, we have developed an open and extensible platform that connects our customers’ business applications, people, devices, and data. We have also developed highly configurable forms, data fields, and workflows, enabling our customers to centralize their data on our platform. Our platform services are designed around four defining attributes that increase the breadth and depth of our offering, improve usability, and enable a unified experience. These include:

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UI Customization.    Our platform is designed to be flexible and adaptable, providing native mobile and desktop user interfaces, or UI, to both our internal and third-party developers. This means developers can accelerate design and development efforts by accessing Procore’s core UI components and design guidelines helping ensure a consistent user experience. We also offer third-party developers the ability to create embedded applications, which we call Embedded Apps, a feature that allows developers to insert their apps directly into our UI. This creates an experience that reduces user friction and context switching between different applications, while providing our familiar UI to users when introducing new third-party applications.

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Customizable Business Logic.    Our products are designed to work the way our users work. Customers can create designated workflows to match the approval sequence and processes that are appropriate for their businesses. Our platform offers configurable fields and forms, improving the degree of precision with which customers can track data and secure documentation. Additionally, our platform offers comprehensive user permission functionality. These permissions define who has access to certain project and company-level information. By default, we provide customers with several role-based permission templates, and these permissions are configurable down to the tool access level by user.

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APIs.    Our platform features developer-friendly open APIs and tools that are designed to empower our customers and third-party developers to build their own integrations or customized applications, thereby expanding the functionality of our products.

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Data.    As data is generated on our platform, it is securely stored in centralized databases. Our platform enables our customers to search across their data, empowering real-time analytics and customizable reporting. Users have access to insights that can be derived from data generated by their account usage across our platform. Additionally, our platform allows us to collect aggregated, anonymized data that we can use to develop new products and features, as well as better support our customers as they navigate challenging industry and market conditions. We also expect to leverage this data to build artificial intelligence and machine learning functionality into the Procore platform in order to provide customers with ways to automate repetitive tasks, uncover hidden information, and glean actionable insights to drive better outcomes on projects, in addition to other next-generation features.

Our platform typically serves as a system of record for our customers’ projects, meaning that our customers are incentivized to continue to subscribe to our products even after the end of a construction project in order to leverage the benefits of Procore. As the number of projects and the construction volume managed on our platform grows, so does the amount of data that our platform captures. This enables our customers to analyze their data and derive insights to better operate their business. As of December 31, 2020, user activity generated over 5,500 terabytes of data and on average added over 224 terabytes of data per month in 2020.

Our Business Model

We generate substantially all of our revenue from subscriptions to access our products and have an unlimited user model that is designed to facilitate adoption and maximize usage of our platform by all project stakeholders. We sell our products on a subscription basis for a fixed fee with pricing generally based on the number and mix of products and the annual construction volume contracted to run on our platform. As our customers subscribe to additional products, or increase the annual construction volume contracted to run on our platform, we generate more revenue.

Our business benefits from powerful network effects, which can increase our value creation, provide competitive advantages, and drive higher return on investment to our existing and potential customers. As we grow, the value of our business increases across three key dimensions:

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Ecosystem.    Our business model is designed to encourage rapid, widespread adoption by allowing for unlimited users, meaning we do not charge a per-seat or per-user fee. Customers can invite all project participants to engage with our platform as part of a project team. In 2020, on average, each customer invited over 160 project participants. This includes the customer’s employees and its collaborators, who are other project participants who engage with our platform but do not pay us for such use. Collaborators are incentivized to participate on a project using our platform as it enables them to ensure they have real-time access to necessary project information and allows them to more easily complete complex business workflows digitally. Additionally, although collaborators can participate in projects they are invited to for free, they still have an incentive to become customers, as collaborators do not control what information they get access to, may not be able to access project information after a project is complete, and cannot run their complete portfolio of projects on our platform. In 2020 we had over 1.6 million users, which we define as our customers’ employees and their collaborators who have logged in to our platform, of which more than 60% were collaborators.

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Products.    We believe our expertise in construction and close relationship with our customers and collaborators enable us to deliver easy-to-use and feature-rich products, specifically tailored to solve the problems of the industry’s key stakeholders and help them manage their businesses more effectively. Our products are offered à la carte and are integrated into our cloud-based platform.

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Data.    Our platform captures extensive data across stakeholders and each stage of a project, which enables us to create a system of record for all stakeholders and to analyze project and industry trends. Our platform captures data encompassing bidding, safety, cost, quality, scheduling, materials, supplier information, and other types of data. Our platform and powerful data assets allow us to provide users with insights built on a single source of truth, enabling our customers to operate safer, more profitably, and more efficiently.

Benefits to Our Core Customer Stakeholders

We believe that our ability to deliver products that address our customers’ specific needs while enabling streamlined communication and real-time access to data is essential to driving increased productivity and efficiency, improved safety and compliance, and enhanced collaboration and accountability. According to the 2021 Procore ROI Survey, 85% of individual respondents reported that their company is more protected against claims or litigation due to the data tracked in Procore.

The 2018 FMI Report estimates that employees at construction companies spend 35% of their time on “non-optimal” tasks, such as dealing with mistakes and rework. According to the 2021 Procore ROI Survey, our customers reported improved efficiency across many critical project workflows and tasks which helps customers save time, and we believe meaningfully helps reduce the non-optimal time customers spend. For example, the 2021 Procore ROI Survey found that:

•	84% of respondents stated that Procore provides them with better visibility into the health of their projects;

•	71% of respondents stated that Procore gives them more confidence in meeting or exceeding their profit goals on projects; and

•	On average, respondents saved 11 days on their project timeline.

Owners

Owners are the beneficiaries of the end result of a construction project, but if the project is over budget, or not completed on schedule, the owner can be responsible for funding the overage or incurring lost revenue. Owners need the ability to plan capital expenditures, accurately estimate project costs, source high quality general contractors to manage construction work, and track project progress with a high degree of visibility. By reducing friction that hinders collaboration, our products can help owners track cost updates, project status, and change orders. We help owners save significant time and money by providing financial and operational visibility into their projects. It is critical for owners’ bottom lines that they remain informed of what work has been completed, when it was completed, and what specifically was built or installed. Not only is this information crucial for ongoing projects, but it is also necessary for long-term asset management, as the underlying data allows for more efficient, effective, and predictive maintenance. 86% of owners surveyed in the 2021 Procore ROI Survey found that Procore has helped them manage their project data throughout the lifecycle of an asset.

General contractors

General contractors operate under immense pressure, with little room for error, as they often manage their businesses with small profit margins. Inadequate information flows, such as not providing specialty contractors with the latest set of plans, can result in costly project delays, overages, and unfulfilled expectations. General contractors are also compelled to perform duplicate data entry in disparate systems and are accustomed to dealing with invoicing errors, information silos, and disconnected point solutions. For example, general contractors must often collect and consolidate dozens of invoices from their specialty contractors each month before invoicing the owner. This process can require days or even weeks of effort, depending upon a project’s complexity and the number of specialty contractors. With our platform, that process can be greatly condensed. We have developed a cloud-based platform to allow general contractors to manage their projects from a smart device in their hand, with the goal of facilitating exceptional teamwork, reducing costly rework, mitigating risk, and improving profit margins.

Specialty contractors

For specialty contractors to be successful, it is imperative that they are able to effectively track and manage their crews, materials, and equipment. Specialty contractors have to get the right people to the right jobsite at the right time with the correct materials and equipment. However, specialty contractors often utilize disparate point software solutions or antiquated documentation systems, such as pen and paper and even physical whiteboards, which means they lack a consistent way to track labor production rates, monitor safety compliance and quality of work, ensure they are working off the latest set of plan and schedules, or document work completed as part of the invoicing process. Specialty contractors frequently experience delays and disruptions in work progress as a result of not having timely access to the most up-to-date information, such as when other stakeholders make changes to project plans or schedules and do not effectively communicate those changes to specialty contractors. For example, when a specialty contractor submits a change order, they typically cease work until the change order is approved by the owner and the decision is communicated back to the specialty contractor, which can take weeks. Our products feature intuitive, easy-to-use tools that allow specialty contractors to leverage accurate, real-time information, reduce unnecessary data entry, visualize productivity trends, document completed work, and get paid the correct amounts faster.

Why We Win

We have a number of distinct competitive advantages that result from our deep domain expertise, singular focus on construction, user-centric approach, and broad and extensible platform:

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We are positioned to be the construction industry’s system of record.    Our platform allows our customers to manage their construction projects and leverage their data across multiple workflows, all from a centralized platform, creating a system of record. Our products and robust App Marketplace integrations with third-party applications are designed to allow our customers to access data provided by other stakeholders on their projects and from third-party sources. Our unlimited user model enables rapid, widespread adoption of our platform and ensures project information is captured. In contrast, construction software solutions that use a per-seat pricing model ultimately restrict adoption, limiting access to project data to a limited number of project participants and preventing the centralization of all information on a jobsite. We believe our scale, market position, and unlimited user model will help us attract more customers, collaborators, data, and third-party developers, reducing barriers to adoption and affording us the ability to serve as the system of record for the construction industry. This means that our customers are incentivized to continue to subscribe to our products even after the end of a construction project in order to leverage the benefits of Procore as a system of record.

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We offer a comprehensive and integrated platform.    We provide a cloud-based construction management platform with a comprehensive set of workflows spanning the construction lifecycle, from preconstruction to project completion. One of the core benefits of our platform approach is that our products are deeply integrated, providing a streamlined user experience and centralized access to project information. Importantly, by offering products that integrate workflows throughout the entire project lifecycle, customers can manage projects and perform many of their day-to-day tasks without leaving their Procore account or needing to access multiple systems. The power of our platform is evidenced by our scale and user engagement. For example, in 2020, our customers uploaded or created more than 121 million photos, 90 million documents, and 92 million inspection items.

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We provide our users with an easy-to-use mobile application.    Our mobile application allows customers and collaborators to access project data from the office or the jobsite. Our user-centric mobile products are intuitive and easy-to-use, enabling all users to quickly adopt and benefit from the power of our products. We believe that enabling construction workers to complete complex workflows and consume critical project data from the jobsite, all from a simple UI, drives customer adoption and success.

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Procore is a trusted technology brand in the construction industry.    We live and breathe construction and put our customers first. Our vision is to improve the lives of everyone in construction and we want our customers to see us as a trusted strategic partner. We believe that we have brought a new level of transparency and collaboration to an industry traditionally characterized by complex stakeholder dynamics, asymmetric risks and rewards, and conflicting interests. This is evidenced by the 2021 Procore ROI Survey, which concluded that 84% and 87% of respondents achieved better project visibility and improved standardization, respectively, from using Procore.

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We offer excellent customer success and support, driving ease-of-use and fast time to value.    We have built a customer success organization focused on helping our customers implement our products quickly and efficiently. Our customer support team provides live support to all users on our platform at no additional cost, as well as numerous online resources, because we believe that if all users are successful, then our customers will be successful. In addition to live chat and email support offered across multiple languages, our customer success organization provides our customers with trainings, educational programs, and industry seminars to help them grow and manage their businesses. We believe that our focus on customer success helps our customers quickly realize value from our platform.

Our Growth Strategy

We intend to leverage our existing products and industry presence to establish our platform and products as the industry standard in construction, both domestically and internationally. The key elements of our strategy to accomplish these objectives are as follows:

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Maintain and advance our technology leadership.    We believe the investments we have made in research and development to build our technology have been a core differentiator of our products and platform. We plan to continue to invest in technology innovation and product development, and we believe that our customers will benefit from new features and products that enable them to manage additional workflows on our centralized platform.

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Acquire new customers.    We believe the market for construction technology and collaboration tools is in its early phases of adoption. As of December 31, 2020, we had 10,166 customers, which we believe represents just 2% of the total number of customers to whom we can sell, based on Frost & Sullivan’s estimated addressable customers. We plan to continue to expand our sales and marketing efforts to drive awareness of our products and grow our customer base, focusing on owners, general contractors, and specialty contractors. The portion of our current user base made up of collaborators invited to participate in our customers’ projects represents a significant opportunity to increase our revenue. These users are incentivized to become customers in order to gain visibility and control across their projects with actionable insights from a single system. In the future, we have the potential to monetize additional adjacent stakeholders, including a broad set of industry participants who are potential customers of our existing products and those whom we plan to address with targeted new products over time.

•	Increase spend within our customer base. We plan to drive additional spend from existing customers by capturing more projects, selling them additional existing products, and offering new products that address additional customer needs. We started 2017 with four products and in 2018 we introduced Invoice Management, Design Coordination, and Bid Management. In 2019, we introduced Portfolio Financials, BIM, Invoice Management, Analytics, and Prequalification to our installed base. In 2020, we added Esticom to our portfolio, which expanded our platform to include a solution for estimating labor and materials costs. These products present significant opportunities for cross-selling. We also plan to offer additional products designed to support specific stakeholders. For example, Portfolio Financials is an addition to our product portfolio that is tailored to the needs of owners and includes functionality from our 2019 acquisition of Honest Buildings. Similarly, the Esticom acquisition extends estimating functionality to general contractors and specialty contractors.

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Expand internationally.    We believe there is a global need for construction management software and that the global market is currently underpenetrated, representing a significant opportunity. As of December 31, 2020, our customers were running projects in over 125 countries. In 2020, only 12.2% of our revenue was generated from customers outside of the United States. We believe this presents us with a large opportunity for continued international expansion. We have had offices in Sydney, Australia, and Vancouver and Toronto, Canada since 2017, offices in London, England since 2018, and Mexico City, Mexico since 2019, and recently developed focused sales and marketing efforts in Singapore and the United Arab Emirates since 2021, where we do not yet maintain office locations. We plan to open offices and hire sales and customer experience teams and expand our presence in the countries where we already operate, as applicable.

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Extend our industry connectivity and our position as a trusted brand.    We believe there are powerful network effects to our business, and to capitalize on these effects we intend to focus on driving higher engagement with customers, collaborators, and the broader construction community. We will continue to invest in expanding our ecosystem, developing new partnerships, and supporting more integrations, which we believe will drive more functionality, richer data, improved user experiences, and higher collaboration and connectivity on our platform. In addition, we plan to continue to invest in growing our brand and expanding on our key community and user initiatives including Procore.org, Procore Community, Jobsite, and our annual Groundbreak construction industry conference.

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Pursue targeted acquisitions.    We have made and may in the future make select acquisitions to add innovative features and functionality to our platform, accelerate our end-to-end cloud-based platform strategy, and bring talent to our team. Our App Marketplace provides us with visibility into our customers’ interactions with many third-party applications. For example, in 2019, we acquired Honest Buildings, an existing App Marketplace partner and a provider of financial and project management software for owners, allowing us to further extend our products and platform to this key stakeholder group. In 2020, we acquired Esticom, another App Marketplace partner and provider of a leading estimating solution. Our existing integrations with App Marketplace partners like these streamlines the integration of their solutions into our platform post-acquisition and allows us to quickly deliver a seamless customer experience. We believe that our industry brand and App Marketplace provide us with an advantage in pursuing our acquisition strategy.

Our Products

Our platform features four integrated product categories, allowing data and workflows to transparently cross the phases of a construction project. Our customers typically purchase subscriptions to access our products on a product-by-product basis.

Preconstruction

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Prequalification.    Procore Prequalification streamlines the process of selecting specialty contractors and vendors for construction projects, connecting all stakeholders involved in the process in one place. Customers can easily send out requests for documentation to potential partners, which are then collected, standardized, and aggregated within the Prequalification product, making sure all project stakeholders have access to the right information at the right time. From there, customers can evaluate which partners have the capability, capacity, and resources to be hired for their project. Customers can also access and store financial data, increasing project team visibility without compromising confidentiality.

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Estimating.    Procore’s estimating solution offers quantity takeoff and estimating capabilities that streamline the takeoff, estimating, and bidding process, allowing customers to bid and win more projects in less time. Customers can quickly perform a digital quantity takeoff to determine materials, labor, and equipment required to complete a construction project based on relevant documents such as plans and specifications, add the associated costs, and markup and create a customer-facing proposal that can be approved and tracked all within a single application, reducing overhead and improving profitability.

Estimating Takeoff Procores estimating solution offers quantity takeoff and estimating capabilities that streamline the takeoff, estimating, and bidding process, allowing customers to bid and win more projects in less time.

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Bid Management.    Procore Bid Management organizes the complex bidding process, from bid package creation to bid award, allowing customers to track and assess the significant volume of bids that are typically submitted to work on a given construction project. Bid Management also provides vendors with a single location to access bid package details, files, and communications to simplify the bid submission process.

Project Management

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Project Management.    Procore Project Management provides every team member on a construction project with real-time access to the information they need via a single, accurate, up-to-date source. Project Management centralizes and facilitates collaboration on schedules, specifications, submittals, drawings, requests for information, or RFIs, and outstanding tasks. Users have the ability to log critical information, track project progress, and escalate issues for approvals from the correct team members. Project Management is designed to increase transparency and accountability across the entire project team, reducing litigation risk and the shifting of responsibilities.

Project Management Drawings The Procore Project Management Drawings Tools efficiently digitizes drawings and creates a comprehensive drawing log, enabling teams to confidently work in the field with the current set of drawings.

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Quality & Safety.    Procore Quality & Safety allows field teams to continuously record, monitor, evaluate, and improve procedures in order to maximize compliance with safety regulations and quality specifications. Additionally, the product helps users identify, understand, and proactively resolve the causes of issues and risky behaviors before they result in an injury or accident.

Tools Observations Commissioning 101 Concrete Finish Incomplete Assignee: Joe Allen Due: July 23, 2018 100 Excessive Cracking Assignee: Tammy Johnson Due: July 21, 2018 99 Pipe Connector Leak Assignee: Joey Wrench Not Accepted Due: July 27, 2018 98 Roofing Tiles Touchup Assignee: Lauren Anderson Due: July 16, 2018 97 - Light Fixture Missing Assignee: Joe Allen Due: July 8, 2018 96 Concrete Finish Incomplete Quality & Safety Observations with Procore Quality & Safety, users can identify, understand, and correct issues before they become problems.

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Design Coordination.    Procore Design Coordination helps users identify and resolve design and constructability issues prior to construction, thereby minimizing the cost of RFIs, change orders, and rework. Our product allows users to coordinate documents and 3-D models, bringing stakeholders together in a collaborative tool to validate a project design and achieve predictable results in the field.

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Building Information Model.    BIM enables all users in the field to view and collaborate on 3-D models, which allow project teams to more efficiently plan and construct their projects. Field workers can access project models in real-time, with an easy-to-use navigation interface that ties 3-D models to drawings. The product improves decision-making and reduces rework by ensuring that work is coordinated and installed correctly the first time.

BIM Viewer Procore BIM (Building Information Model) equips field teams with instant access to reliable BIM data, right in their pocket, to make better decisions onsite, increase productivity, and reduce waste.

Resource Management

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Field Productivity.    Procore Field Productivity enables specialty contractors to capture real-time labor data for payroll, out of scope work, and productivity tracking. This data deeply integrates into Procore Project Financials, powering critical labor cost analysis and change management workflows that maximize job profitability. In using Field Productivity, customers create a detailed record of historical productivity rates that allows them to more accurately bid and estimate future projects.

10:49 Field Production Report Search for Cost Code Production Rate Hours Last Updated At: October 16, 2019 at 9:07 AM Cost Code UoM Est. Q/Hr Act. Q/Hr cy 4.31 3.11 10 11.33 2.6 2.76 50 37.91 2.86 5.73 04-400 Stone .2 .76 4 Field Productivity Field Production Report Procore Field Productivity empowers specialty contractors to know how their teams are performing and keep projects on track with real-time labor productivity tools without administrative burden, double entry, or complex spreadsheets.

Financial Management

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Project Financials.    Procore Project Financials is a robust solution for managing the financial health of a construction project. Customers can track, forecast, and manage project costs, budgets, and change orders with reliable data drawn from the field. These real-time insights help customers facilitate more accurate communication, generate faster approvals, and reduce financial risk.

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Invoice Management.    Procore Invoice Management expedites the invoice creation, collection, review, and approval process across stakeholders. Our products allow customers to automate the creation of invoices while helping to ensure accuracy and reduce delays in payment. By streamlining the payment process, Invoice Management helps to reduce schedule delays arising from disruptions in cash flow.

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Portfolio Financials.    Procore Portfolio Financials is purpose-built for owners, enabling these stakeholders to track and approve expenditures across their portfolio of construction projects. Users can compare bids across different general contractors and manage budgets, change orders, and invoices all in one place.

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Accounting Integrations.    Procore Accounting Integrations integrates with our customers’ accounting systems to minimize manual data entry and reduce errors created through double entry. Accounting integrations sync project information between the field and office so informed decisions can be made using up-to-date project and cost data.

Procore Analytics

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Procore Analytics.    Our Procore Analytics product gives customers the ability to generate deep insights across data aggregated from across all projects, various products, and integrated accounting software. Customers can track trends and conduct analysis using approximately 130 pre-built reports, all of which are customizable to suit individual customer needs.

Analytics RFI Insights Procore Analytics offers approximately 130 pre-built, customizable reports to turn project data into business intelligence.

Our Customers

We serve customers ranging from small businesses managing a couple million dollars of annual construction volume to global enterprises managing billions of dollars of annual construction volume. Our core customers are owners, general contractors, and specialty contractors operating across the commercial, residential, industrial, and infrastructure segments of the construction industry. As of December 31, 2020, our customers were running projects in over 125 countries. No single customer, including customers that have separate subsidiaries, segments, or divisions that have subscriptions for our products, accounted for more than 10% of our revenue in 2018, 2019, and 2020.

Customer Stories

Boston Children’s Hospital Situation Since its founding in 1869, Boston Children’s Hospital (“BCH”) has grown to become the number one hospital in the United States for pediatric and adolescent healthcare. Each year, BCH opens its doors to approximately 25,000 critically ill-children, young adults, their families, and the hospital staff that care for them. As BCH prepared for their ten-year, three billion dollar plan to expand their services, they needed something better than their in-house project management system. Solution and Benefits BCH replaced their in-house system with our platform, recognizing that custom-built solutions were more expensive and less effective. Our platform empowered the project managers executing BCH’s vision to work with high efficiency, agility, and less rework. BCH achieved this without expensive custom-built systems, instead opting for Procore’s centralized and integrated project management system. Since adopting our platform, BCH has reported the following benefits: + Mitigated risk of costly inefficiencies with oversight of project locations, collaborators, and information. + Reduced rework with standardized processes and up-to-date drawings across all teams. + Improved safety and compliance across teams. Boston Children’s Hospital + Centralized visibility and insights with a secure uses Procore to empower document retention plan. project managers to accelerate efficiency with less rework. “Every one of our “When I started at BCH, my job was consumed major contractors by a homegrown system and dashboard. Our has adopted project managers were closing out projects Procore.” with banker boxes full of invoices, contracts, ALBERT NOVER documents, transmittals, and RFIs. These BCH FINANCE AND project managers were managing this all in CONTRACT MANAGER Microsoft Outlook. The extra work that this created for them was mind boggling.” ALBERT NOVER BCH FINANCE AND CONTRACT MANAGER

Oxford Properties Group Situation Oxford Properties Group (“Oxford”) is a global real estate investor, manager, and developer. Oxford owns and manages over 100 million square feet of premier real estate in North America, Europe, and Asia Pacific. Oxford was looking for improved access to project data in order to make better decisions and view their entire portfolio. Solution and Benefits Oxford strives for “faster, better, cheaper” and our products gave them a better way to run their business, with a single platform and dashboard to manage decision making rather than multiple spreadsheets and PDF files. Since adopting our platform, Oxford has reported the following benefits: + Data driven insights. + Improved execution, and bid tracking and comparisons. + Cost savings through efficiency gains. “Procore is the only platform that we’ve come across that is built for owners. I believe that it should be used by every leader in the industry, by every major real estate company around the world.” MICHAEL TURNER PRESIDENT OF OXFORD PROPERTIES GROUP O|X|F|O|R|D Oxford Properties Group is a global real estate company that uses Procore to better manage decisions through a single platform.

Gardner Builders Situation Founded in 2010, Gardner Builders (“Gardner”) is a U.S. general contractor headquartered in Minneapolis, MN. Since 2014, Gardner runs all their construction projects on our platform. They also use over 20 integrated apps from the Procore Marketplace, including accounting, video conferencing, and emailing, making our platform their hub for almost all work. When the COVID-19 pandemic began, we invited construction professionals to a weekly virtual roundtable to trade notes on how to manage through the rapidly changing environment. Gardner joined these global discussions and also shared ideas with peers through the Minneapolis Procore User Group. They describe us as “the magnetic force that brought the construction industry together to help each other through the pandemic.” Gardner put key learnings into practice to ensure their business continuity. As COVID-19 continued to spread, some state governments stopped all construction, while others deemed certain types of projects essential. Gardner had no choice but to shut down several jobsites, and with a slowdown in project starts across the US, they had to seek out different kinds of projects during the pandemic. Solution and Benefits By using Procore, Gardner was able to stay abreast of and within compliance of the rapidly changing COVID-19 mandates coming from local, state and federal authorities. They deployed the right local information to each project team within minutes, constantly communicating with field teams through our platform. With COVID-19 mandates changing on a daily and even hourly basis, Gardner stayed nimble and kept their jobsites compliant by using our platform. Gardner Builders is a general contractor using Procore as their single source of truth for every project, to win new work and keep projects moving through COVID-19.

Gardner has reported the following benefits: + Used our platform to effectively abide by COVID-19 mandates, which they leveraged as a competitive advantage in winning several new multi-state projects. + Kept projects moving by getting final inspections and sign-offs virtually through Procore when jobsite visits were restricted because of COVID-19. + Saved over 670 hours and eliminated double data entry on a 4-month submittal process by using a Procore integrated app to communicate with architects and specialty contractors. + Reduced travel and kept distributed team members virtually connected to jobsites by implementing 3D walk-throughs in our Daily Log tool. + Built 700 contactless workplace bathrooms ahead of schedule and substantially under budget by using several of our products including Project Management and Project Financials. “In no small part, Procore is the engine that runs our business.” “We live in Procore every day. If we didn’t have the Procore platform and Procore customer support, there’s zero chance we would have won new projects in 2020.” BOB GARDNER FOUNDER AND CEO AT GARDNER BUILDERS

Ryan Companies Situation Founded in 1938, Ryan Companies (“Ryan”) is a family-owned business recognized by Engineering News-Record as one of the top 50 contractors in the United States. A Procore customer since 2015, Ryan uses our platform company-wide for construction project management. On average, they add 50 new projects onto our platform each month, ranging from corporate campuses and fulfillment centers, to hotels and multi-family residences. In 2018, Ryan became one of the first companies to fully integrate their accounting data with our platform, and their team described it as “a game changer.” With project-level financial data integrated with important project management workflows on our mobile app, teams on the jobsite are able to make better decisions, and ultimately have more direct control of project costs in real-time. Ryan’s field teams can leverage financial data not only to track project budgets, but also to create a more collaborative environment amongst the field, the office, and the various subcontractors and vendors on each jobsite. When the COVID-19 pandemic struck, Ryan needed to keep their 125 jobsites running, while prioritizing the health and safety of their own employees, and the subcontractors, vendors, and owners working alongside them. They assigned Safety Monitors who used our Quality and Safety tool to implement, track, and manage on-site COVID-19 protocols. Using our customizable forms, they created a 75-point checklist for jobsite shutdowns, and a 100-point checklist for jobsite re-openings, with responsibilities assigned to various team members. These protocols mainly focused on health screenings, social distancing, and disinfecting routines. Ryan Companies is a general contractor using Procore for Solution and Benefits all construction management, With teams back on the job, Ryan’s Insights and Innovation including predictive analytics, Team then turned to the robust data in Procore to set up advanced forecasting, and new dashboards to monitor their projects’ overall health. In COVID-19 impact assessment. addition to the Daily Logs and COVID-19 Inspection Forms field teams submitted on our platform, these dashboards tracked jobsite shutdowns, labor shortages, scheduling and delivery issues, contractual cost changes, and other related items. Ryan used the foundational data also leveraged by Procore’s predictive analytics to identify risk faster, and the transparency of Procore’s Embedded Experience, to drive better and more informed project decisions.

Ryan has reported the following benefits:

- Successfully assessed and managed the pandemic's enterprise-wide impact through COVID-19 dashboards.
- Used our platform to keep hundreds of jobsites running through COVID-19.
- Used our forecasting features to facilitate proactive conversations with owners and subcontractors about potential costs and project risks.
- Rapid training of over 1,000 employees on changing COVID-19 protocols through our virtual Training Center.

"Using Procore makes us more strategic, enhances transparency and eliminates as many unknowns as possible. I can talk for days about the power of Procore's data collection, reporting, and insights. Harnessing that information into intelligent dashboards and predictive analytics helped us pinpoint and support projects that were in crisis rather than supporting all our projects in the same way through COVID-19."

MIKE ERNST
VICE PRESIDENT, INSIGHTS & INNOVATION
AT RYAN COMPANIES

Ryan has reported the following benefits: + Successfully assessed and managed the “Using Procore makes pandemic’s enterprise-wide impact through us more strategic, COVID-19 dashboards. enhances transparency, + Used our platform to keep hundreds of jobsites and eliminates as many running through COVID-19. unknowns as possible. I can talk for days about the + Used our forecasting features to facilitate power of Procore’s data proactive conversations with owners and collection, reporting, and subcontractors about potential costs and project insights. Harnessing that risks. information into intelligent + Rapid training of over 1,000 employees on dashboards and predictive changing COVID-19 protocols through our virtual analytics helped us pinpoint Training Center. and support projects that were in crisis rather than supporting all our projects in the same way through COVID-19.” MIKE ERNST VICE PRESIDENT, INSIGHTS & INNOVATION AT RYAN COMPANIES

Beck The Beck Group is a general contractor using the Procore all-in-one platform to streamline processes and drive productivity. The Beck Group Situation The Beck Group is a general contractor offering planning, architecture, interior design, construction, sustainability, and technology consulting services. The Beck Group struggled to collaborate and monitor the health of their project portfolio since so much of their project data was spread across multiple software programs. The lack of standardization across projects, scattered communications, and redundant data silos caused a tremendous waste of time and loss of productivity. Solution and Benefits After evaluating 15 software solutions, attending Procore’s Groundbreak annual conference and speaking to Procore users, The Beck Group decided to adopt our platform. They replaced their multiple point solutions, bringing everything under one umbrella with our mobile app and intuitive, easy-to-use products, all integrated into one platform. By leveraging Procore’s implementation and onboarding process, online Training Center, and support site, The Beck Group adopted a train-the-trainer mentality, and personally visited each jobsite, making their teams fluent in Procore’s platform in a matter of weeks. The Beck Group has reported the following benefits: + Saved $100,000 per year thanks to Procore’s automated drawing upload process. + Saved 40 hours per project in creating the submittal registry. + Integrated quality and safety tools, resulting in 25% time savings for users of these tools. “Long term, our vision would be to have as much as possible at the project level in Procore because we believe in the platform that much.” BRIAN FILKINS OPERATIONAL TECHNOLOGY MANAGER AT THE BECK GROUP

Earth Bound Homes Situation Earth Bound Homes is a custom home building and remodeling company that is rated one of the top Green Builders in California. Earth Bound Homes used five separate software programs, including internally developed tools, to manage construction projects. The separate tools frequently broke or only worked with a WiFi connection, creating data silos and making project management time-consuming. As their business was growing, Earth Bound Homes needed a software solution that would help them to scale. Solution and Benefits By adopting our platform, Earth Bound Homes consolidated all their project information in one place. With offline access, teams can view and update documents anytime and anywhere. Earth Bound Homes has reported the following benefits: + Procore’s platform helped the company scale quickly, as they quintupled their income. + Reduced software solutions from five to two, while also reducing the amount of administrative work for employees. + Saved each team member, on average, an estimated two hours per week. “We’ve quintupled in size income-wise. We’ve tripled in size manpower-wise. And our profitability is 15 times what it used to be. Procore has absolutely played a role in allowing us to scale. I can honestly say that we would not have been able to do what we’ve done as profitably or as efficiently—and without any headaches—if we didn’t have Procore.” DAVE EDWARDS PRESIDENT AND CEO OF EARTH BOUND HOMES EARTH BOUND HOMES Earth Bound Homes is a custom home builder that consolidated all project information in one place with Procore.

PSG Facility Services Group is a specialty contractor that adopted Procore for ease of use and breadth of features. Facility Solutions Group Situation Facility Solutions Group (“FSG”) is a full-service electrical specialty contractor. FSG was looking for standardized methods for handling construction documentation across its 29 branches, for all types of projects. They needed to streamline communications and implement an inventory tracking system to ensure they were not accidentally releasing products before they were approved. Solution and Benefits FSG adopted our platform to standardize document handling procedures and consolidate the data for its branches. Prior to Procore, members of the FSG team had used a few other software packages and struggled with them, but they were excited about our platform’s breadth of features and user-friendliness. During the evaluation stage, one construction manager said, “If FSG chooses not to go with Procore, we’re going to go with Procore as a branch.” Since adopting our platform, FSG has reported the following benefits: + Improved communications between the office and field personnel, reducing errors in installation and cost. + Streamlined workflow processes and reduction of errors in document management. + Flexibility in permissions and user privileges, allowing FSG to control access to its projects. + Reduced need for IT resources, while increasing adoption from workers, including older trade workers. “The more we use Procore, the more we find creative ways to streamline our internal processes, such as quality assurance and quality control, team meetings, job reporting, daily activity tracking, submittals, and RFIs. This is the next level of success.” DEON SNIDER DIRECTOR OF CONSTRUCTION DEVELOPMENT AT FSG

Sales and Marketing

We primarily sell subscriptions to access our products through our direct sales team, which is specialized by stakeholder region, size, and type, and is serviced regionally by offices in the United States, Canada, Australia, England, and Mexico, and by our focused sales and marketing efforts in Singapore and the United Arab Emirates, where we do not yet maintain office locations. We combine an inside sales model with a field sales team targeting large accounts. Our install base team focuses on renewals and account expansion. Our construction volume-based pricing model and number of product offerings create multiple opportunities for expansion.

We focus our marketing efforts on product innovation and value, domain expertise, and community-building. We reach potential customers and generate leads for our sales team through a combination of content marketing, public relations, advertising, sponsorships, digital marketing, partner marketing, social media, community initiatives, and events. We deliver multi-touch marketing efforts across all stages of the customer journey, from awareness and consideration to purchase, retention, and advocacy. Marketing activities are connected to our sales pipeline, resulting in product demonstration requests and sales opportunities. As a key part of our brand-building efforts, we host industry events. In 2020, we hosted and participated in over 260 in-person and virtual events, the most instrumental being Groundbreak, which we successfully transformed into a virtual event, drawing over 6,000 registrants. These leading industry events afford us the ability to connect directly with our customers, collaborators, and the broader construction industry.

Customer Success

We are committed to the success of our customers and provide a robust set of resources to help them effectively integrate our platform into their business processes and maximize the value they get out of our products and platform. Our customer success teams implement new customer accounts, get new users up and running on our platform, provide product support, and serve as a day-to-day resource. The majority of our customers have access to dedicated customer success managers who help cultivate our relationship with the customer, ensuring customers are using key features, and foster increased usage of our platform over time.

In addition to live chat and email support, our customer success organization provides our customers with trainings, certification programs, access to training modules and on-site sessions, Procore Community, and extensive online tutorials and document resources, to help them grow and manage their businesses.

Research and Development

Our research and development organization is responsible for the development and delivery of new features and products for our platform, and the continued improvement, maintenance, and support of our existing products, platform, and cloud infrastructure. We leverage our broad customer base, our engaged user communities, and our focus on user-driven innovation to aggregate feedback on features and functionality and consistently improve our products and platform. Our teams partner with our customers and collaborators to understand their needs through focus groups at our innovation labs, trade shows, and conferences, and with customers and collaborators on the jobsite. Our approach to research and development involves regular feedback loops and agile development processes, which affords us the ability to release new features at rates we believe are among the best in the industry. In 2020, we deployed over 300 product updates and new features. We have grown our product offering from four products in 2017 to 13 products today.

Our research and development teams are largely based in our Carpinteria, California headquarters, and our New York, New York and Austin, Texas offices.

Our Competition

The market for construction management software is competitive and rapidly evolving. We believe the market is in its early phases of maturity and technology adoption as many companies in the construction industry still rely on a combination of rudimentary workflows, including manual paper-based methods, email, fax, and spreadsheet-based processes. Where technology has been adopted, it has generally had a limited impact because of a lack of modern, cloud-based tools, limited breadth and depth of functionality, or a lack of integrations between point solutions.

We believe our competitors primarily exist across the following four categories:

•

aggregated construction management tools, including products offered by Oracle (including through its acquisitions of Primavera Systems, Aconex, and Textura), Autodesk (including through its acquisitions of PlanGrid, Assemble Systems, BuildingConnected, and Pype), and Trimble (including through its acquisitions of Viewpoint and e-Builder). We integrate some of these products with our platform, such as Autodesk’s BIM software and Oracle’s Primavera scheduling tool.

•

accounting software vendors, such as ComputerEase Software, Foundation Software, and Jonas Software. These providers offer accounting software and supplement their solutions with project management tools and other offerings, which are often bundled with their accounting solutions as lower-value add-ons. The project management tools offered by these software vendors have historically not been a primary focus of theirs. Our customers can integrate with many of these accounting solutions on our platform and through our App Marketplace.

•

point solution software vendors in various categories, including analytics, bidding, BIM, compliance, and scheduling, among others. These providers offer solutions targeted at solving a particular problem for a specific type of stakeholder. Many of the point solutions these vendors provide integrate with our platform and are available in our App Marketplace.

•	in-house specialized tools or processes built by or for existing or prospective customers.

Although certain of our competitors have greater financial resources, longer operating histories, greater brand recognition, and may offer their products at lower price points, we believe we compete favorably on the basis of the following competitive factors:

•	construction industry expertise and resulting tailored solutions;

•	breadth and depth of our products;

•	customer experience and customer support;

•	proven customer success, with a strong referable customer base;

•	ability to connect multiple stakeholders in a cloud-based platform;

•	ease of deployment, implementation, and use;

•	ability to deploy mobile capabilities, including use in the field;

•	ability to automate complex processes;

•	quality of our APIs and number of integrations in our App Marketplace;

•	ability to offer customizations and configurability;

•	ability to aggregate and analyze data and information;

•	platform scalability; and

•	security and reliability.

Our People and Our Values

Our people are our strongest and most important asset in building and growing our business. We have worked hard to create and maintain a culture based on three core values:

•

Openness: We define openness as “a ready willingness to engage and express as well as to consider new information and ideas.” We ask our employees to be honest without ego, which is represented by sharing critical opinions without fear of retribution, admitting when they don’t know something, and including different voices and points of view. We believe that this diversity of thought makes us stronger and more innovative.

•

Ownership: We define ownership as “a sense of having a personal stake in a project’s or team’s success and the feeling of empowerment and responsibility that goes with it.” We ask our employees to take initiative and move forward, and in so doing, to vigorously advocate for our vision, to volunteer for work that challenges and inspires them, and to solicit feedback from leaders and colleagues. We also believe in providing equity incentives to our employees to foster an ownership mentality among them and align their interests with those of our stockholders.

•

Optimism: We define optimism as “the ability to envision and pursue favorable outcomes – even in the face of challenges, and to believe in the capabilities and goodwill of oneself and others.” We ask our employees to build toward the possible, which is represented by assuming positive intent in others, letting themselves have a bad day, and pursuing the rewards of hard work. We believe in embracing a growth mindset for continuous learning.

We believe that these three core values are foundational in building a high-performing, healthy company that scales. We also believe that our open and inclusive work culture is integral to our ability to attract and retain exceptionally talented and motivated employees. Because of these foundational beliefs, we have been recognized as a leading employer by a number of organizations, including having won multiple best places to work awards in recent years. We have also received a PRISM award from the International Coach Federation in recognition of having an in-house coaching program that fulfills rigorous professional standards, addresses key strategic goals, shapes our organizational culture, and yields discernible and measurable positive impacts for us.

As of March 31, 2021, we had 2,063 full-time employees, with 1,864 based in the United States and 199 in our international locations.

Our Commitment to Our Employees and the Construction Industry

We continue to evolve our diversity, inclusion, and belonging initiatives with the goal of creating a culture of belonging for our employees and customers, and for other industry stakeholders. Our efforts are centered around three pillars: hiring, people and culture, and industry outreach. We believe in increasing the diversity of our workforce, including hiring the best talent regardless of location. We are enhancing our employee experience through ongoing efforts to build a more inclusive culture. We also believe in creating space and expanding upon resources for the construction industry to lead, listen, and grow together. In 2017, we launched Women in Construction as a social impact program designed to provide a professional network for women working in an industry that is predominantly male. The Women in Construction initiative hosts events and webinars across the country, and serves as a support and networking system with the goal of connecting and empowering talented women at Procore and throughout the industry. Through our in-house social impact team, Procore.org, we also offer products and programs to the construction community centered around industry advancement and worker upskilling at no cost to participants, including on-demand certified continuing education courses, online content libraries, software and end-user support to over 500 universities, schools, trade unions, and non-profit organizations, a construction project management curriculum, and training programs. In 2019, we joined Pledge 1% and received the prestigious Forbes Cloud 100 Pledge 1% Impact Award. And in 2020, we were named “Best Construction Professional Development Provider - USA” by Corporate Vision.

Our Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our products are larger contributors to our success in the marketplace.

As of December 31, 2020, we had six issued patents, 28 pending, non-provisional patent applications in the United States, and ten Patent Cooperation Treaty international patent applications. Two of our issued patents in the United States will expire in 2035, and the other four of our issued patents will expire in 2039. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States and many other jurisdictions around the world. We also have registered domain names for websites that we use in our business.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the sections titled “Risk Factors—Risks Related to Our Business and Industry—Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.”

Our Facilities and Properties

Our corporate headquarters are located in Carpinteria, California, where we lease approximately 235,000 square feet of office space pursuant to operating leases that expire between October 2021 and March 2027. In addition, we maintain additional offices in the United States in Alameda and San Diego, California; Austin, Texas; New York, New York; Portland, Oregon; and Willmar, Minnesota, and internationally in Sydney, Australia; Toronto and Vancouver, Canada; Mexico City, Mexico; and London, England. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together reasonably be expected to have a material adverse effect on our business, results of operations, financial condition, or cash flows.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of May 5, 2021:

Name	Age	Position
Executive Officers
Craig F. Courtemanche, Jr.	53	President, Chief Executive Officer, and Chair of our board of directors
Sam Crigman	39	Chief Technology Officer
Dennis Lyandres	35	Chief Revenue Officer
Paul Lyandres	30	Chief Financial Officer and Treasurer
Benjamin C. Singer	44	Chief Legal Officer and Corporate Secretary
Patricia Wadors	56	Chief Talent Officer

Non-Executive Officer Directors
Kathryn Bueker	50	Director
Nanci Caldwell	63	Director
Brian Feinstein	35	Director
William Griffith	49	Director
Kevin J. O’Connor	60	Director
Graham Smith	61	Director
Elisa A. Steele	54	Director

Executive Officers

Craig F. Courtemanche, Jr.    Mr. Courtemanche is the founder of our company. He has served as our President since November 2019, having previously served in this role from January 2002 to May 2004. In addition, Mr. Courtemanche currently serves as the Chair of our board of directors, and has served as our Chief Executive Officer and on our board of directors since January 2002. From 1996 to 2001, Mr. Courtemanche served as the founder and Chief Executive Officer of Webcage, a software consulting firm. From 1993 to 1996, Mr. Courtemanche served as a software engineer at Skip Steveley & Associates, a consulting firm.

Mr. Courtemanche was selected to serve on our board of directors because of the perspective and experience he brings as our founder, President, and Chief Executive Officer, as well as his experience in the construction and software industries.

Sam Crigman.    Mr. Crigman has served as our Chief Technology Officer since March 2015. From February 2006 to March 2015, Mr. Crigman served in various engineering roles at our company, including as our Vice President of Engineering. Mr. Crigman holds a B.S. in Computer Science from the University of California, Santa Barbara.

Dennis Lyandres.    Mr. Lyandres has served as our Chief Revenue Officer since October 2018. From November 2014 to October 2018, Mr. Lyandres served as our Executive Vice President of Sales. From June 2012 to November 2014, Mr. Lyandres served in various sales management roles at Cloudera, a software company. From February 2010 to May 2012, Mr. Lyandres served in various business development and sales roles at Pentaho, a software company. From 2007 to 2009, Mr. Lyandres served in various strategic roles at BTI Group, a mergers and acquisitions firm. Mr. Lyandres holds a B.A. in Mass Communications from the University of California, Berkeley.

Paul Lyandres.    Mr. Lyandres has served as our Chief Financial Officer and Treasurer since July 2019. From August 2014 to July 2019, Mr. Lyandres served in various business operations and business development, strategy, and corporate development roles, and most recently as our Executive Vice President of Strategy & Corporate Development. From August 2012 to July 2014, Mr. Lyandres served as a venture investor at Bessemer Venture Partners. Mr. Lyandres holds a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Benjamin C. Singer.    Mr. Singer has served as our Chief Legal Officer since April 2019 and Corporate Secretary since June 2019. From November 2014 to April 2019, Mr. Singer served as General Counsel and Corporate Secretary of Blue Apron, a food delivery service. From April 2011 to November 2014, Mr. Singer served in various legal roles at Gilt Groupe, an e-commerce company, most recently as Vice President, Associate General Counsel and Assistant Corporate Secretary. From May 2007 to April 2011, Mr. Singer was an associate attorney at Kirkland & Ellis LLP, a law firm. From September 2004 to May 2007, he was an associate attorney at Wilson Sonsini Goodrich & Rosati, P.C., a law firm. Mr. Singer holds a B.A. degree in Philosophy and Religious Studies from Indiana University and a J.D. from the University of Texas School of Law.

Patricia Wadors.    Ms. Wadors has served as our Chief Talent Officer since November 2020. From September 2017 to November 2020, Ms. Wadors served as Chief Talent Officer at ServiceNow, Inc., a software company. From March 2015 to September 2017, Ms. Wadors served as Chief Human Resources Officer-Senior Vice President, Global Talent Organization at LinkedIn Corporation, a technology company, and from February 2013 to March 2015, as Vice President, Global Talent Organization at LinkedIn. From April 2010 to February 2013, Ms. Wadors served as Senior Vice President of Human Resources at Plantronics, Inc., an electronics company. Ms. Wadors currently serves on the board of directors of Accolade, Inc., a company providing employee-benefits management services, and on the boards of various privately-held companies. Ms. Wadors holds a B.S. in Business Management from Ramapo College of New Jersey.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Non-Executive Officer Directors

Kathryn Bueker.    Ms. Bueker has served as a member of our board of directors since April 2021. Ms. Bueker is Chief Financial Officer of HubSpot, Inc., a CRM, marketing, and customer service software company, a position she has held since June 2018. Prior to joining HubSpot, Ms. Bueker spent eleven years in financial leadership roles of increasing responsibility at Akamai Technologies, Inc., a content-delivery network and cloud service company, most recently serving as Senior Vice President of Business Finance and Operations. Prior to joining Akamai, Ms. Bueker spent nearly ten years in investment banking at The Blackstone Group, UBS, Credit Suisse, and Donaldson, Lufkin & Jenrette. Ms. Bueker holds a B.A in Mathematics from Cornell University and an M.B.A. from the Massachusetts Institute of Technology.

Ms. Bueker was selected to serve on our board of directors because of her experience serving as an executive of a publicly-traded software company, as well as other financial leadership roles.

Nanci Caldwell.    Ms. Caldwell has served as a member of our board of directors since March 2020. From January 2002 to December 2004, Ms. Caldwell served as Executive Vice President and Chief Marketing Officer at PeopleSoft, Inc. (acquired by Oracle Corporation), and from April 2001 to January 2002, she served as both Senior Vice President and Chief Marketing Officer. Prior to PeopleSoft, Inc., Ms. Caldwell spent 19 years at HP where she held a number of senior management positions. Ms. Caldwell serves as a member of the board of directors for Equinix, Inc., an IT data center company; as a member of the board of directors for CIBC, a retail banking company; and as a member of the board of directors for Citrix Systems, Inc., an enterprise software company. Ms. Caldwell formerly served on the board of directors of Donnelley Financial Solutions, Inc., a regulatory compliance company, from October 2016 until May 2020, and as a member of the board of Talend SA, a software company, from February 2017 until January 2020. Ms. Caldwell holds a B.A. in Psychology from Queen’s University, Kingston, Canada.

Ms. Caldwell was selected to serve on our board of directors because of her experience in the software industry and service as an executive and a director for publicly traded companies.

Brian Feinstein.    Mr. Feinstein has served on our board of directors since June 2014. Mr. Feinstein has been employed by Bessemer Venture Partners since 2008 and has served as a partner of the organization since 2013. Mr. Feinstein currently serves on the boards of directors of various privately held companies. Mr. Feinstein holds an A.B. in Government from Harvard University.

Mr. Feinstein was selected to serve on our board of directors because of his experience in the venture capital industry and his experience serving as a director of various private companies.

William Griffith.    Mr. Griffith has served on our board of directors since December 2015. Since January 2013, Mr. Griffith has served as a Partner at ICONIQ Capital, an investment and venture capital firm, where he co-founded the firm’s growth equity and data center investment activities and sits on the firm’s investment and management committees. Mr. Griffith previously served as a shareholder representative for Adyen NV from September 2015 to June 2018. From August 2003 to December 2011, Mr. Griffith served as a General Partner at Technology Crossover Ventures, a private equity and venture capital firm. Prior to Technology Crossover Ventures, Mr. Griffith was an investment banker at Morgan Stanley. Mr. Griffith currently serves on the boards of directors of a number of privately-held companies, including Age of Learning, Dialpad, HighRadius, People.ai, QGenda, Restaurant365, ServiceTitan, Truckstop, Virtru and Zinier. Formerly, Mr. Griffith served on the board of directors of Blackline, Inc., a software company, from September 2013 until February 2020. Mr. Griffith holds A.B. degrees in Engineering and History from Dartmouth College and an M.B.A. from the Stanford University Graduate School of Business.

Mr. Griffith was selected to serve on our board of directors because of his significant knowledge of the technology industry, and experience as a director of publicly and privately held technology companies.

Kevin J. O’Connor.    Mr. O’Connor has served on our board of directors since May 2004. Since June 2018, Mr. O’Connor has served as a Managing Partner at ScOp Venture Capital, a venture capital firm. From May 2009 until its acquisition by Amazon.com, Inc. in May 2017, Mr. O’Connor served as Chief Executive Officer of Graphiq, a technology company. Following the acquisition, Mr. O’Connor managed Graphiq’s integration strategy from May 2017 through May 2018. From January 1996 to August 2000, Mr. O’Connor served as Chief Executive Officer of DoubleClick, a technology company. From April 1992 to July 1995, Mr. O’Connor served in various executive roles at Digital Communications Associates, or DCA, a technology company. From May 1983 to April 1992, Mr. O’Connor served in various research roles at InterComputer Communications Corporation, a technology company, until its acquisition by DCA in April 1992. Mr. O’Connor holds a B.S. in Electrical Engineering from the University of Michigan, Ann Arbor.

Mr. O’Connor was selected to serve on our board of directors because of his significant knowledge of our company and his extensive experience with technology companies.

Graham Smith.    Mr. Smith has served on our board of directors since February 2020. From August 2014 to June 2015, Mr. Smith served as Executive Vice President of Salesforce, Inc., a software company, and as Chief Financial Officer of Salesforce from March 2008 to August 2014. From January 2003 to December 2007, Mr. Smith served as Chief Financial Officer of Advent Software, Inc., a portfolio accounting software company. Mr. Smith currently serves as a member of the board of directors of BlackLine Inc., Slack Technologies, Inc., and Splunk Inc., all of which are software companies. Mr. Smith also served as a member of the board of directors of Citrix Systems, Inc., an enterprise software company, MINDBODY, Inc., a software company, and Xero Limited, a cloud-based accounting software company. Mr. Smith holds a B.Sc. in Economics and Politics from University of Bristol in England and qualified as a chartered accountant in England and Wales.

Mr. Smith was selected to serve on our board of directors because of his experience in the software industry and service as an executive and director for publicly traded companies.

Elisa A. Steele.    Ms. Steele has served as a member of our board of directors since February 2020. Ms. Steele served as Chief Executive Officer of Namely, Inc., a human resources software company until August 2019, and presently serves as chair of the board of directors. From January 2014 to July 2017, Ms. Steele served in various executive positions at Jive Software, Inc., a communication software company, including President and Chief Executive Officer from February 2015 to July 2017. From August 2013 to December 2013, Ms. Steele served as Corporate Vice President and Chief Marketing Officer of Consumer Applications and Services at Microsoft Corporation, a software company. Ms. Steele served as Chief Marketing Officer of Skype Inc. (owned by Microsoft) from July 2012 to August 2013. Prior to Skype, Ms. Steele served as Executive Vice President and Chief Marketing Officer at Yahoo! Inc., an internet services company. Ms. Steele currently serves as co-chair of the board of directors of Cornerstone OnDemand, Inc., a software company, serves on the board of directors of JFrog Ltd., a software company, serves on the board of directors of Bumble Inc., a software company, and serves on the board of directors of Splunk Inc., a software company. She previously served on the board of directors of Jive Software, a software company, from February 2015 to August 2017. Ms. Steele holds a B.S. in Business Administration from the University of New Hampshire and an M.B.A. from San Francisco State University.

Ms. Steele was selected to serve on our board of directors because of her experience in the software industry and service as an executive and a director for publicly traded companies.

Family Relationships

Paul Lyandres and Dennis Lyandres are siblings.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:

•	Mr. Courtemanche was elected as the designee nominated by holders of our common stock;

•

Mr. O’Connor was elected as the designee nominated by holders of our Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, and Series C redeemable convertible preferred stock;

•	Mr. Feinstein was elected as the designee nominated by holders of our Series D redeemable convertible preferred stock;

•	Mr. Griffith was elected as the designee nominated by holders of our Series F redeemable convertible preferred stock; and

•	Mr. Smith and Msses. Bueker, Caldwell and Steele were elected as the designees nominated by holders of our common stock and redeemable convertible preferred stock.

In connection with this offering, the provisions of our amended and restated voting agreement relating to the election of our directors will terminate and our current certificate of incorporation by which our directors were elected, along with our bylaws, will be amended and restated. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation, and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Brian Feinstein and Kevin O’Connor, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Craig F. Courtemanche, Jr., Nanci Caldwell, and Kathryn Bueker, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be William Griffith, Graham Smith, and Elisa Steele, and their terms will expire at our third annual meeting of stockholders following this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Kathryn Bueker, Nanci Caldwell, Brian Feinstein, Kevin O’Connor, Graham Smith, and Elisa Steele do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Upon the completion of this offering, our corporate governance guidelines will provide that one of our independent directors shall serve as the lead independent director at any time when an independent director is not serving as the chairperson of the board of directors. Our board of directors intends to appoint Graham Smith, effective upon the completion of this offering, to serve as our lead independent director. As lead independent director, Graham Smith will preside over periodic meetings of our independent directors, coordinate activities of the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Graham Smith, Kathryn Bueker, and Kevin O’Connor. Our board of directors has determined that each member of our audit committee satisfies the independence requirements under the listing standards of the NYSE, and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Graham Smith. Our board of directors has determined that Graham Smith is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal control over financial reporting, when required;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related party transactions;

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Compensation Committee

Our compensation committee consists of Nanci Caldwell, Graham Smith, and Elisa Steele. The chair of our compensation committee is Nanci Caldwell. Our board of directors has determined that each member of our compensation committee is independent under the listing standards of the NYSE, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer, other executive officers and certain other employees;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Elisa Steele, Nanci Caldwell, and Brian Feinstein. The chair of our nominating and corporate governance committee is Elisa Steele. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the listing standards of the NYSE.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at https://www.procore.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NYSE concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee are currently or have been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

During the year ended December 31, 2020, we did not pay any cash compensation to our non-employee directors. Craig F. Courtemanche, Jr., our founder, President, and Chief Executive Officer and Steven C. Zahm, our President–Chief Culture Officer and former director, did not receive any additional compensation for their service as a director.

The following table sets forth information regarding compensation earned by or paid to our directors for the fiscal year ended December 31, 2020, other than to Mr. Courtemanche. See the section titled “Executive Compensation” for additional information regarding the compensation earned by Mr. Courtemanche. The table below includes information regarding the compensation earned by or paid to Mr. Zahm, who is an employee and was a member of our board of directors until his resignation, effective as of December 25, 2020.

Name	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Kathryn Bueker(2)	—	—	—
Nanci Caldwell(3)(9)	2,103,919	—	2,103,919
Brian Feinstein	—	—	—
William Griffith	—	—	—
Kevin O’Connor	—	—	—
Marcus Ryu(4)(9)	2,103,919	—	2,103,919
Graham Smith(5)(9)	2,103,919	—	2,103,919
Elisa Steele(6)(9)	2,103,919	—	2,103,919
Perry Wallack(7)	—	—	—
Steve Zahm(8)	—	434,686	434,686

(1)

Stock awards contain both liquidity- and service-based vesting conditions. Amount reported represents the aggregate grant-date fair value of equity awards granted to our directors during the fiscal year ended December 31, 2020 under our 2014 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718 (ASC Topic 718). The assumptions used in calculating the grant-date fair value of the equity awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the directors.

(2)	Ms. Bueker joined our board of directors in April 2021.
(3)	Ms. Caldwell joined our board of directors in March 2020.
(4)	Mr. Ryu resigned from our board on December 22, 2020, and entered into an agreement which modified the RSU award as originally granted to him on April 15, 2020 by accelerating the service-based vesting condition with respect to a portion of the award, which will result in 24,720 RSUs vesting upon the achievement of the liquidity event condition. The original grant awarded 74,160 RSUs to Mr. Ryu. The remainder of Mr. Ryu’s RSUs were forfeited in December 2020. Mr. Ryu does not hold any other RSUs.
(5)	Mr. Smith joined our board of directors in February 2020.
(6)	Ms. Steele joined our board of directors in February 2020.
(7)	Mr. Wallack resigned from our board of directors effective February 23, 2020.
(8)

During the fiscal year ended December 31, 2020, Mr. Zahm earned $259,583 in base salary, $163,155 in non-equity incentive plan compensation and other compensation of $11,947 for his service as an employee.

(9)

As of December 31, 2020, only Mses. Caldwell and Steele, and Messrs. Ryu and Smith held equity awards. The aggregate number of shares subject to RSUs held by each of the foregoing non-employee directors as of December 31, 2020 was as follows: (a) 74,160 shares of common stock held by Ms. Caldwell; (b) 74,160 shares of common stock held by Ms. Steele; (c) 24,720 shares of common stock held by Mr. Ryu; and (d) 74,160 shares of common stock held by Mr. Smith.

Non-Employee Director Compensation Policy

In May 2021, our board of directors approved a non-employee director compensation policy to be effective upon the execution of the underwriting agreement related to this offering. Pursuant to our non-employee director compensation policy, each non-employee director will be eligible to receive compensation for his or her service consisting of the cash retainers and equity awards described below. Our board of directors or our compensation committee has the discretion to amend, modify, suspend or terminate the non-employee director compensation policy as it deems necessary or appropriate.

Equity Compensation

Each new non-employee director who joins our board of directors after the execution of the underwriting agreement related to this offering will automatically receive, on the date of joining our board of directors, an RSU award having a target equity value (as defined in the policy) of $400,000, or the Initial Award. Each Initial Award will vest in three equal annual installments, with the first vesting date being the company vesting date (i.e., each of February 20, May 20, August 20, and November 20) that most closely precedes the first anniversary of the grant date of the Initial Award, subject to the non-employee director continuing to provide service to us through each applicable vesting date.

On the date of each annual meeting of our stockholders following the execution of the underwriting agreement related to this offering, each person who is then a non-employee director, and who has been a non-employee director for not less than 6 months as of such annual meeting date, will automatically receive an RSU award having a target equity value of $180,000, or the Annual Award. Each Annual Award will vest on the date of the following year’s annual meeting of our stockholders (or the date immediately prior to the date of the next annual meeting of our stockholders if the non-employee director’s service as a director ends at such meeting due to the director’s failure to be reelected or the director not standing for reelection), subject to the non-employee director continuing to provide service to us through the applicable vesting date.

In the event of a change in control (as defined in our 2021 Plan), each non-employee director’s then outstanding Initial Award and Annual Award, if any, will become fully vested immediately prior to the closing of the change in control, provided that the non-employee director remains in continuous service through such time.

Cash Compensation

In addition, commencing on the execution of the underwriting agreement related to this offering, each non-employee director will be entitled to receive the following cash compensation for services on our board of directors and its committees:

•	$30,000 annual cash retainer for service as a board member and an additional annual cash retainer of $15,000 for service as lead independent director of our board of directors, if any;

•

$10,000 annual cash retainer for service as a member of the audit committee and $20,000 annual cash retainer for service as chair of the audit committee (in lieu of the committee member service retainer);

•

$7,000 annual cash retainer for service as a member of the compensation committee and $15,000 annual cash retainer for service as chair of the compensation committee (in lieu of the committee member service retainer); and

•

$4,000 annual cash retainer for service as a member of the nominating and governance committee and $8,000 annual cash retainer for service as chair of the nominating and governance committee (in lieu of the committee member service retainer).

The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each fiscal quarter in which the service occurred, pro-rated for any partial months of service.

Compensation Limit

The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $             in total value; provided that such amount will increase to $             for the first year for newly appointed or elected non-employee directors.

Expenses

We will reimburse each non-employee director for any ordinary and reasonable out-of-pocket expenses actually incurred by such director in connection with in-person attendance at and participation in meetings of our board of directors and any committee of the board.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2020, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Craig F. Courtemanche, Jr., our President and Chief Executive Officer;

•	Dennis Lyandres, our Chief Revenue Officer; and

•	Patricia Wadors, our Chief Talent Officer.

Summary Compensation Table

The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers during the years ended December 31, 2019 and 2020.

Name	Year	Salary ($)	Bonus ($)		Stock Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)(6)	Total ($)
Craig F. Courtemanche, Jr.	2020	312,500	25,000		10,285,770		259,853	3,272,843	14,155,966
President and Chief Executive Officer	2019	250,000	—		2,484,300	(3)	421,209	15,468	3,170,977

Dennis Lyandres	2020	316,250	2,500		4,675,348		264,550	1,648,242	6,906,890
Chief Revenue Officer

Patricia Wadors	2020	60,000	180,000	(1)	10,410,000		25,101	304	10,675,405
Chief Talent Officer

(1)	The amount disclosed represents a one-time signing bonus.
(2)

The amounts disclosed represent the aggregate grant date fair value of stock awards and stock options granted to our named executive officers during 2020 under our 2014 Plan, computed in accordance with ASC Topic 718 without consideration to the probability of achieving the performance condition. The assumptions used in calculating the grant date fair value of the stock awards are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer. The stock awards do not commence vesting until the effective date of the registration statement of which this prospectus forms a part. See “Outstanding Equity Awards at Fiscal Year-End” for additional information.

(3)

This amount represents the incremental fair value associated with the modification in April 2019 of Mr. Courtemanche’s outstanding RSU award granted in July 2018 to provide that such RSU award will vest pursuant to the vesting schedule described in footnote (6) to the Outstanding Equity Awards at Fiscal Year-End table below. Under the original vesting schedule of Mr. Courtemanche’s RSU award, 25% of the shares subject to the RSU would have vested on each of the first four anniversaries of the effective date of the registration statement of which this prospectus forms a part, subject to continued service through each applicable vesting date. In April 2019, the vesting terms were modified such that 25% of the shares subject to the RSU will vest on each of the first four anniversaries of the Company Vesting Date (as defined below) that most closely precedes such anniversaries of the effective date of the registration statement of which this prospectus forms a part, subject to continued service through each applicable vesting date. In accordance with ASC Topic 718, the fair value of the award on the modification date was approximately $5.8 million, which will only be recognized when it becomes probable that the Company will complete an Initial Public Offering, compared to approximately $3.3 million on the original date of grant. The fair value of the award on the modification date may not reflect the actual economic value that may be realized by Mr. Courtemanche.

(4)

The amounts in this column for fiscal year 2020 reflect cash bonuses earned by our named executive officers under our 2020 Corporate Bonus Program. See “—2020 Corporate Bonus Program” below for a description of the material terms pursuant to which this compensation was earned.

(5)

The amounts reported include (i) reimbursement of $15,468 for business mileage on a personal automobile and certain other de minimis perquisites to Mr. Courtemanche in 2019, (ii) matching contributions of $11,650 and $11,425 for Messrs. Courtemanche and Lyandres, respectively, (iii) internet stipends of $650 for each of Messrs. Courtemanche and Lyandres and $100 for Ms. Wadors, and (iv) other de minis perquisites of $322, $104 and $204 for Messrs. Courtemanche and Lyandres, and Ms. Wadors, respectively.

(6)

The amounts disclosed include the stock-based compensation cost, computed in accordance with ASC Topic 718, attributed to (i) Mr. Courtemanche’s sale of an aggregate of 375,000 shares of our common stock to D1 Master Holdco I LLC and certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc., each, existing investors in our company in December 2020, (ii) Mr. Lyandres’s sale of an aggregate of 131,400 shares of our common stock to D1 Master Holdco I LLC and certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc., each, existing investors in our company in December 2020, and (iii) Mr. Lyandres’s sale of an aggregate of 140,000 shares of our common stock to D1 Master Holdco I LLC, an existing investor in our company, in July 2020. The amounts disclosed above are calculated for purposes of financial accounting purposes under U.S. GAAP. The assumptions used in calculating the amounts are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. The transfers were not intended to be compensation but were considered compensation expenses under ASC 718.

Fiscal Year 2020 Corporate Bonus Program

The named executive officers are participants in our Fiscal Year 2020 Corporate Bonus Program, as amended, or the Bonus Program. Our Bonus Program provides for payments based on the achievement of the dollar value of new subscriptions or expanded subscriptions entered into during the year, net of churn and certain corporate performance goals based on achieving target levels of non-GAAP loss from operations, excluding variable compensation cost (i.e., bonuses and commissions). Payment is measured based on annual goal achievement.

Agreements with Our Named Executive Officers

We have entered into offer letters with each of our named executive officers setting forth the terms and conditions of such executive’s employment with us. The offer letters generally provide for at-will employment and set forth the executive officer’s initial base salary. Each of our named executive officers has executed our standard proprietary information and inventions agreement.

In addition, we have entered into executive severance agreements with each of our named executive officers.

Craig F. Courtemanche, Jr.

We have entered into a confirmatory offer letter with Mr. Courtemanche. Pursuant to such offer letter, Mr. Courtemanche’s base salary is $480,000. Mr. Courtemanche’s employment is at will and may be terminated at any time, with or without cause.

Dennis Lyandres

We have entered into a confirmatory offer letter with Mr. Lyandres. Pursuant to such offer letter, Mr. Lyandres’s base salary is $400,000. Mr. Lyandres’s employment is at will and may be terminated at any time, with or without cause.

Patricia Wadors

We have entered into a confirmatory offer letter with Ms. Wadors. Pursuant to such offer letter, Ms. Wadors’ base salary is $360,000. Ms. Wadors’ employment is at will and may be terminated at any time, with or without cause.

Executive Severance Agreements

We entered into executive severance agreements with each of our named executive officers. Each agreement provides that upon a termination without “cause” or resignation for “good reason” (each as defined in the executive severance agreements) that occurs within three months prior to, or 12 months following, a “change in control” (as defined in the executive severance agreements), the executive will receive a lump sum payment equal to the sum of 18 months (24 months in the case of Mr. Courtemanche) of the executive’s monthly base salary and a pro rata portion of the executive’s target bonus, as well as full vesting of the time-based portion of any equity awards, and 18 months of payment of COBRA premiums (24 months in the case of Mr. Courtemanche). In addition, the executive severance agreements provide that on a termination or resignation that would trigger the right to the benefits above but for the fact that the termination or resignation occurs outside the change in control period, the executive will receive a lump sum payment equal to 12 months (18 months in the case of Mr. Courtemanche) of the executive’s monthly base salary, as well as 12 months of payment of COBRA premiums (18 months in the case of Mr. Courtemanche), provided that, in the case of Mr. Lyandres and Ms. Wadors, a resignation for good reason outside of the change in control period will not trigger the right to any such severance benefits. Receipt of payments and benefits under the executive severance agreement is subject to the executive signing a release of claims.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each named executive officer as of December 31, 2020.

			Option Awards				Stock Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that Have Not Vested		Market Value of Shares that Have Not Vested
Craig F. Courtemanche, Jr.	11/10/2016	(2)	944,351	32,565	2.42	11/10/2026	—		—
	7/12/2018	(3)	261,625	284,375	12.22	7/12/2028	273,000	(10)	—
	4/15/2020		—	—	—	—	362,558	(6)(9)	—
Dennis Lyandres	7/12/2018	(4)	—	106,875	12.22	7/12/2028	—		—
	4/8/2019	(5)	3,125	68,750	21.32	4/8/2029	—		—
	4/15/2020		—	—	—	—	164,799	(7)(9)	—
Patricia Wadors	11/28/2020		—	—	—	—	200,000	(8)(9)	—

(1)	All of the stock and option awards were granted under the 2014 Plan and are subject to acceleration of vesting upon certain events.
(2)	The shares subject to the option vest in 60 equal monthly installments beginning on the one month anniversary of February 5, 2016, subject to continued service through each applicable vesting date.
(3)	The shares subject to the option vest in 48 equal monthly installments beginning on the one month anniversary of January 1, 2019, subject to continued service through each applicable vesting date.
(4)	One forty-eighth (1/48th) of the shares of common stock subject to the option shall be fully vested and exercisable on each one month anniversary after the vesting commencement date of July 1, 2017.
(5)	The shares subject to the option vest in 48 equal monthly installments beginning on the one month anniversary of October 16, 2018, subject to continued service through each applicable vesting date.
(6)

The service-based vesting condition is satisfied to 1/16th of the shares subject to the RSU on May 20, 2020, and as to 1/16th of the shares on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date. “Company Vesting Date” means each February 20, May 20, August 20, and November 20.

(7)

The service-based vesting condition is satisfied as to 1/16th of the shares subject to the RSU on May 20, 2020, and as to 1/16th of the shares on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(8)

The service-based vesting condition is satisfied as to 1/4th of the shares subject to the RSU on November 20, 2021, and as to 1/16th of the shares on each Company Vesting Date thereafter, subject to continued service through each applicable vesting date.

(9)

The shares subject to the RSU will vest upon the satisfaction of both a liquidity-based condition and a service-based condition before the award’s expiration date. The liquidity-based condition will be satisfied on the earlier of (i) the effective date of the registration statement of which this prospectus forms a part, or (ii) the date of a “change in control” as defined in the 2014 Plan.

(10)

The shares subject to the RSU commence vesting on the effective date of the registration statement of which this prospectus forms a part. Twenty-five percent of the shares subject to the RSU vest on the Company Vesting Date (as defined below) that most closely precedes the one year anniversary of the effective date of the registration statement, and on each of the three one year anniversaries of such Company Vesting Date thereafter, subject to continued service through each applicable vesting date. “Company Vesting Date” means each February 20, May 20, August 20, and November 20.

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We pay the premiums for the life, disability, and accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we make contributions to the 401(k) plan up to 4% of the participating employee’s W-2 earnings and wages. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the year ended December 31, 2020. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us (other than the 401(k) plan) during 2020.

Employee Benefit and Stock Plans

Our board of directors adopted our 2021 Plan on             , 2021, which will become effective in connection with the execution and delivery of the underwriting agreement related to this offering, and such 2021 Plan will supersede and replace our 2014 Plan. After our 2021 Plan becomes effective, no further stock awards will be granted under our 2014 Plan.

2021 Equity Incentive Plan

Our board of directors adopted our 2021 Plan on             , 2021, and we expect our stockholders to approve our 2021 Plan prior to the completion of this offering. Our 2021 Plan is a successor to and continuation of our 2014 Plan. Our 2021 Plan will become effective on the date of the underwriting agreement related to this offering. Our 2021 Plan came into existence upon its adoption by our board of directors, but no grants will be made under our 2021 Plan prior to its effectiveness. Once our 2021 Plan is effective, no further grants will be made under our 2014 Plan.

Awards.    Our 2021 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other forms of awards to employees, directors, and consultants, including employees and consultants of our affiliates.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will not exceed                  shares of our common

stock, which is the sum of (1)            new shares, plus (2) an additional number of shares not to exceed                 , consisting of (A) shares that remain available for the issuance of awards under our 2014 Plan as of immediately prior to the time our 2021 Plan becomes effective and (B) shares of our common stock subject to outstanding stock options or other stock awards granted under our 2014 Plan that, on or after the date our 2021 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to (i)     % of the total number of shares of our common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2021 Plan is                  shares.

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike, or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike or purchase price of an award or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2021 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under our 2021 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of our 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under our 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient approved by the plan administrator, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient approved by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft, or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under our 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    Our 2021 Plan permits the grant of performance awards that may be settled in stock, cash, or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under GAAP; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $        in total value; provided that such amount will increase to $            for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under our 2021 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The following applies to stock awards under our 2021 Plan in the event of a corporate transaction (as defined in our 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under our 2021 Plan may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue, or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out, or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Change in Control.    Awards granted under our 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in our 2021 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2014 Equity Incentive Plan

Our board of directors adopted our 2014 Plan in June 2014, and our stockholders approved our 2014 Plan in June 2014. Our 2014 Plan has been periodically amended, most recently in April 2020. As of March 31, 2021, there were 543,231 shares of common stock remaining available for the future grant of stock awards under our 2014 Plan. As of March 31, 2021, stock options covering 10,871,090 shares of our common stock were outstanding and RSUs covering 7,229,383 shares of our common stock were outstanding and subject to vesting and our repurchase right under our 2014 Plan. We expect that any shares remaining available for issuance under our 2014 Plan at the time of this offering will become available for issuance under our 2021 Plan.

Stock Awards.    Our 2014 Plan provides for the grant of ISOs to our employees and employees of certain of our subsidiary companies, and for the grant of NSOs, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, restricted stock units, performance awards, and other stock-based awards to such employees, our directors, and to consultants engaged by us or any of our subsidiary companies.

Authorized Shares.    Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under our 2014 Plan will not exceed 37,598,755 shares. In addition, any shares subject to stock awards that expire or terminate prior to exercise or are otherwise terminated, surrendered or cancelled, and any shares that are withheld to satisfy tax withholding obligations with respect to a stock award or the exercise price of an option, will thereafter be available for issuance under our 2021 Plan.

Plan Administration.    Our board of directors administers and interprets the provisions of our 2014 Plan. The board of directors may delegate its authority to a committee of the board. The plan administrator may additionally delegate limited authority to specified officers to grant awards. Under our 2014 Plan, the plan administrator has the authority to, among other things, determine award recipients, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award; construe and interpret our 2014 Plan and awards granted thereunder; prescribe, amend and rescind rules and regulations for the administration of our 2014 Plan; and accelerate the vesting of awards.

Changes to Capital Structure.    In the event of any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, or other change in the Company’s corporate structure affecting the Company’s shares, the plan administrator will adjust the number and class of shares that may be delivered under our 2014 Plan and/or the number, class, and price of shares covered by each outstanding award.

Corporate Transactions.    Upon the occurrence of a change in control (as defined in our 2014 Plan), awards will terminate unless provision is made for their continuation or assumption. In the event of such termination, the holders of stock options and other awards under our 2014 Plan will be permitted, immediately before the change in control, to exercise or convert all portions of such stock options or other awards under the Plan that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control. Notwithstanding any other provision of our 2014 Plan to the contrary, in the event of a change in control, the administrator may, in its sole discretion, take such actions as it deems appropriate to provide for the full or partial acceleration of the exercisability of any or all outstanding stock options or other awards.

Plan Amendment or Termination.    The plan administrator may at any time amend, alter, suspend, or terminate our 2014 Plan. Certain amendments, alterations, or the suspension or discontinuance of our 2014 Plan may require the written consent of holders of outstanding awards. Certain material amendments also require the approval of our stockholders. As discussed above, no new awards will be granted under our 2014 Plan following the closing of this offering.

2021 Employee Stock Purchase Plan

Prior to the closing of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2021 Employee Stock Purchase Plan, or ESPP. Our ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of our ESPP will be to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve.    Following this offering, our ESPP will authorize the issuance of              shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, by the lesser of (i)         % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year; and (ii)              shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Administration.    Our board of directors will administer our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Our ESPP will provide that an offering may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, will be eligible to participate in our ESPP and to contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for the purchase of our common stock under our ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in our ESPP at a price per share equal to the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee will be permitted to purchase shares under our ESPP at a rate in excess of $25,000 worth of our common stock (based on the fair market value per share of our common stock at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure.    Our ESPP will provide that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    Our ESPP will provide that in the event of a corporate transaction (as defined below), any then-outstanding rights to purchase our stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase. Under our ESPP, a “corporate transaction” is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation, or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation, or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Amendment or Termination.    Our board of directors will have the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that this amended and restated certificate of incorporation and these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Series I Preferred Stock Financing

From September 2019 through December 2020, we sold an aggregate of 8,845,084 shares of our Series I redeemable convertible preferred stock at a purchase price of $37.8654 per share, for an aggregate purchase price of $334,922,644. The following table summarizes purchases of our Series I redeemable convertible preferred stock by related parties:

Stockholder	Shares of Series I Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with ICONIQ Strategic Partners(1)	1,452,512	$54,999,948
Entities affiliated with Bessemer Venture Partners(2)	396,139	$14,999,962
D1 Master Holdco I LLC	4,357,539	$164,999,957

(1)

Entities associated with ICONIQ Strategic Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest, L.P., ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners III Co-Invest, L.P., P Series, ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P., and ICONIQ Strategic Partners IV Co-Invest, L.P., P Series. William Griffith, a member of our board of directors, is a General Partner at ICONIQ Strategic Partners.

(2)

Entities associated with Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Bessemer Venture Partners VIII Institutional L.P., Bessemer Venture Partners VIII L.P., and 15 Angels II LLC. Brian Feinstein, a member of our board of directors, is a Partner at Bessemer Venture Partners.

2018 Third Party Tender Offer

In December 2018, we entered into a letter agreement with certain investors pursuant to which we agreed to waive certain transfer restrictions in connection with, and to assist in the administration of, a tender offer that such investors proposed to commence. In December 2018, these investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $23.72 per share, less transaction costs, pursuant to an offer to purchase to which we were not a party.

An entity affiliated with Mr. Courtemanche, our founder, President and Chief Executive Officer, and a member of our board of directors, an entity affiliated with Steven C. Zahm, our President–Chief Culture Officer, an entity affiliated with Kevin J. O’Connor, a member of our board of directors, Paul

Lyandres, one of our executive officers, Dennis Lyandres, one of our executive officers, an entity affiliated with Sam Crigman, one of our executive officers, and certain other of our employees sold shares of our capital stock in the tender offer.

An aggregate of approximately 6.0 million shares of our capital stock were tendered pursuant to the tender offer, of which entities affiliated with ICONIQ Strategic Partners purchased approximately 3.9 million shares for an aggregate purchase price of approximately $92.2 million. ICONIQ Strategic Partners is a beneficial holder of more than 5% of our outstanding capital stock. William Griffith, a member of our board of directors, is a General Partner at ICONIQ Strategic Partners.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, or IRA, with certain holders of our capital stock, including entities affiliated with Craig F. Courtemanche, Jr. and Steven C. Zahm, Kevin J. O’Connor, entities affiliated with ICONIQ Strategic Partners, entities affiliated with Bessemer Venture Partners, D1 Master Holdco I LLC, and Tiger Global PIP 11 LLC, as well as other holders of our redeemable convertible preferred stock. The IRA provides the certain holders of our redeemable convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides certain of these stockholders with information rights, which will terminate on the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the completion of, this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreements

We are party to an amended and restated voting agreement under which certain holders of our capital stock, including each of our executive officers (other than Benjamin C. Singer and Patricia Wadors) or affiliates of such executive officers, Kevin J. O’Connor, entities affiliated with ICONIQ Strategic Partners, entities affiliated with Bessemer Venture Partners, D1 Master Holdco I LLC, and Tiger Global PIP 11 LLC have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the completion of this offering, and thereafter none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

We are party to voting agreements under which certain holders of our capital stock, including entities affiliated with ICONIQ Strategic Partners, have agreed to vote their shares of our capital stock in the manner directed by a majority of our board of directors, and have granted an irrevocable proxy to, an officer of our company appointed for the purpose of acting as a proxyholder on matters to be voted upon by stockholders, subject to certain limited exceptions. These voting agreements will terminate upon completion of this offering.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including each of our executive officers (other than Benjamin C. Singer and Patricia Wadors) or affiliates of such executive officers, Kevin J. O’Connor, entities affiliated with ICONIQ Strategic Partners, entities affiliated with Bessemer Venture Partners, D1 Master Holdco I LLC, and Tiger Global

PIP 11 LLC, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell in certain circumstances to other parties. This right will terminate upon the completion of this offering. Since January 1, 2018, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related parties.

Directed Share Program

At our request, the underwriters have reserved up to                  shares of common stock, or         % of the shares offered by us pursuant to this prospectus, for sale at the initial public offering price, through a directed share program, to persons with whom we have a business relationship. See “Underwriting—Directed Share Program.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a related party transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related party were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related party transaction, and the extent of the related party’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of March 31, 2021, and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 118,664,774 shares of common stock outstanding as of March 31, 2021, assuming the automatic conversion of 85,331,278 shares of our redeemable convertible preferred stock as of March 31, 2021, into an equal number shares of our common stock and the vesting of 1,361,899 RSUs, for which the service-based condition was satisfied as of March 31, 2021 and for which the performance-based vesting condition is to be satisfied upon the effective date of the registration statement of which this prospectus is a part. Applicable percentage ownership after the offering is based on                  shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of March 31, 2021 or issuable pursuant to RSUs which are subject to vesting conditions expected to occur within 60 days of March 31, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Procore Technologies, Inc., 6309 Carpinteria Avenue, Carpinteria, CA 93013.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	%	Shares	%
Directors and Named Executive Officers
Craig F. Courtemanche, Jr.(1)	7,000,761	5.8
Dennis Lyandres(2)	503,688	*
Patricia Wadors(3)	1,620	*
Brian Feinstein(4)	—	—
William Griffith(5)	46,909,858	39.5
Kevin J. O’Connor(6)	2,096,726	1.8
Graham Smith(7)	18,540	*
Nanci Caldwell(8)	18,540	*
Elisa A. Steele(9)	18,540	*
Kathryn Bueker	—	—
All directors and executive officers as a group(10) (13 persons)	57,770,796	47.9
5% Stockholders
Entities affiliated with ICONIQ Strategic Partners(11)	46,909,858	39.5
Entities affiliated with Bessemer Venture Partners(12)	16,710,687	14.1
Tiger Global PIP 11 LLC(13)	9,274,805	7.8
D1 Master Holdco I LLC(14)	6,647,616	5.6

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 3,755,687 shares held of record by Craig F. Courtemanche and Hillary Courtemanche Family Trust dated as of November 1, 2012, for which Mr. Courtemanche and his spouse serve as trustees, (ii) 1,826,829 shares held of record by The Courtemanche 2016 Irrevocable Trust, over which Mr. Courtemanche holds shared voting power, (iii) 1,295,416 shares held subject to options that are exercisable within 60 days of March 31, 2021, all of which are vested as of such date, and (iv) 122,829 shares issuable upon the settlement of RSUs releasable within 60 days of March 31, 2021.

(2)

Consists of (i) 409,262 shares held of record by Mr. Lyandres, (ii) 38,692 shares subject to options exercisable within 60 days of March 31, 2021, all of which are vested as of such date, and (iii) 55,734 shares issuable upon the settlement of RSUs releasable within 60 days of March 31, 2021.

(3)	Consists of 1,620 shares issuable upon the settlement of RSUs releasable within 60 days of March 31, 2021.
(4)

Mr. Feinstein, a member of our board of directors, is a Partner at Bessemer Venture Partners. Mr. Feinstein disclaims beneficial ownership interest of the securities held by the Bessemer Entities (as defined below) referred to in footnote (12) below, except to the extent of his pecuniary interest, if any, in such securities by virtue of his interest in Deer VIII L.P. (as defined below) and his indirect limited partnership interest in the Bessemer Entities.

(5)

Consists of the shares listed in footnote (11) below. Mr. Griffith, a member of our board of directors, is an equity holder and director of ICONIQ Parent GP II (as defined below), ICONIQ Parent GP III (as defined below), ICONIQ Parent GP IV (as defined below), and ICONIQ Parent GP V (as defined below) and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Entities (as defined below).

(6)

Consists of (i) 1,609,014 shares held of record by Mr. O’Connor, (ii) 54,378 shares held of record by the Joan V. O’Connor Living Trust dated May 16, 2006, as amended and restated, for which Mr. O’Connor serves as a co-trustee, (iii) 100,000 shares held of record by the 2012 O’Connor Family Irrevocable Trust dtd 12/14/2012 The GS Trust Co. of Delaware, Trustee, over which Mr. O’Connor holds shared voting power, (iv) 166,667 shares held of record by the Kevin O’Connor 2021 GRAT, for which Mr. O’Connor serves as a trustee, and (v) 166,667 shares held of record by the Nancy Zink O’Connor 2020 GRAT, for which Mr. O’Connor serves as a trustee.

(7)	Consists of 18,540 shares issuable upon the settlement of RSUs releasable within 60 days of March 31, 2021.
(8)	Consists of 18,540 shares issuable upon the settlement of RSUs releasable within 60 days of March 31, 2021.
(9)	Consists of 18,540 shares issuable upon the settlement of RSUs releasable within 60 days of March 31, 2021.
(10)

Consists of (i) 57,770,796 shares beneficially owned by our current executive officers and directors, (ii) 1,840,481 shares subject to options exercisable within 60 days of March 31, 2021, all of which are vested as of such date, and (iii) 380,184 shares issuable upon the settlement of RSUs releasable within 60 days of March 31, 2021.

(11)

Consists of (i) 12,867,618 shares held by ICONIQ Strategic Partners II, L.P., or ICONIQ II, (ii) 10,072,747 shares held by ICONIQ Strategic Partners II-B, L.P., or ICONIQ II-B, (iii) 4,769,769 shares held by ICONIQ Strategic Partners II Co-Invest, L.P., or Co-invest II, (iv) 5,237,611 shares held by ICONIQ Strategic Partners III, L.P., or ICONIQ III, (v) 5,596,460 shares held by ICONIQ Strategic Partners III-B, L.P., or ICONIQ III-B, (vi) 2,042,994 shares held by ICONIQ Strategic Partners III Co-Invest, L.P., P Series, or Co-invest III, (vii) 2,009,823 shares held by ICONIQ Strategic Partners IV, L.P., or ICONIQ IV, (viii) 3,330,058 shares held by ICONIQ Strategic Partners IV-B, L.P., or ICONIQ IV-B., (ix) 940,443 shares held by ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, or Co-invest IV, (x) 16,664 shares held by ICONIQ Strategic Partners V, L.P., or ICONIQ V., and (xi) 25, 671 shares held by ICONIQ Strategic Partners V-B, L.P., or ICONIQ V-B. ICONIQ II,

ICONIQ II-B, Co-invest II, ICONIQ III, ICONIQ III-B, Co-invest III, ICONIQ IV, ICONIQ IV-B, Co-invest IV, ICONIQ V, and ICONIQ V-B are the ICONIQ Entities. ICONIQ Strategic Partners II GP, L.P., or ICONIQ GP II, is the general partner of ICONIQ II, ICONIQ II-B and Co-invest II. ICONIQ Strategic Partners II TT GP, Ltd., or ICONIQ Parent GP II, is the general partner of ICONIQ GP II. ICONIQ Strategic Partners III GP, L.P., or ICONIQ GP III, is the general partner of ICONIQ III, ICONIQ III-B, and Co-invest III. ICONIQ Strategic Partners III TT GP, Ltd., or ICONIQ Parent GP III, is the general partner of ICONIQ GP III. ICONIQ Strategic Partners IV GP, L.P., or ICONIQ GP IV, is the general partner of ICONIQ IV, ICONIQ IV-B, and Co-invest IV. ICONIQ Strategic Partners IV TT GP, Ltd., or ICONIQ Parent GP IV, is the general partner of ICONIQ GP IV. ICONIQ Strategic Partners V GP, L.P., or ICONIQ GP V, is the general partner of ICONIQ V and ICONIQ V-B. ICONIQ Strategic Partners V TT GP, Ltd., or ICONIQ Parent GP V, is the general partner of ICONIQ GP V. Divesh Makan and William Griffith are the sole equity holders and directors of ICONIQ Parent GP II and ICONIQ Parent GP III and Divesh Makan, William Griffith and Matthew Jacobson are the sole equity holders and directors of ICONIQ Parent GP IV and ICONIQ Parent GP V and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Entities. The address for each of these entities is c/o ICONIQ Strategic Partners 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.
(12)

Consists of (i) 8,484,734 shares held of record by Bessemer Venture Partners VIII Institutional L.P., or Bessemer Institutional, (ii) 7,055,073 shares held of record by Bessemer Venture Partners VIII L.P, or Bessemer VIII, (iii) 947,724 shares held of record by Bessemer Venture Partners PR, L.P., or Bessemer PR, (iv) 223,156 shares held of record by 15 Angels II LLC, or 15 Angels, and together with Bessemer Institutional, Bessemer VIII and Bessemer PR, collectively the Bessemer Entities. Deer VIII & Co. L.P., or Deer VIII L.P., is the general partner of the Bessemer Entities. Deer VIII & Co. Ltd., or Deer VIII Ltd., is the general partner of Deer VIII L.P., Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, and Robert M. Stavis are the directors of Deer VIII Ltd. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer VIII Ltd. and hold the voting and dispositive power for the Bessemer Entities. acting as an investment committee. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(13)

Consists of 9,274,805 shares held by Tiger Global PIP 11 LLC. Tiger Global PIP 11 LLC is controlled by Chase Coleman and Scott Shleifer. The address for each of the foregoing entities and persons is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(14)

Consists of 6,647,616 shares held by D1 Master Holdco I LLC. D1 Master Holdco I LLC is a wholly owned subsidiary of D1 Capital Partners Master LP. D1 Capital Partners L.P. is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Capital Partners Master LP and may be deemed to beneficially own the shares of common stock held by D1 Master Holdco I LLC. Daniel Sundheim indirectly controls D1 Capital Partners L.P. The business address of each of D1 Master Holdco I LLC, D1 Capital Partners Master LP, D1 Capital Partners L.P. and Daniel Sundheim is 9 West 57th Street, 36th Floor, New York, New York 10019.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective upon the completion of this offering, the investors’ rights agreement and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Upon the closing of this offering, our authorized capital stock will consist of 1,100,000,000 shares, all with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of March 31, 2021, we had 33,333,496 shares of common stock (assuming the settlement of 1,361,899 RSUs, for which the service-based condition was satisfied as of March 31, 2021 and for which the performance-based vesting condition is to be satisfied upon the effective date of the registration statement of which this prospectus is a part) and 85,331,278 shares of redeemable convertible preferred stock outstanding. After giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock outstanding as of March 31, 2021 into shares of common stock and the settlement of the RSUs described in the previous sentence immediately upon the closing of this offering, there would have been 118,664,774 shares of common stock outstanding on March 31, 2021 held by 1,186 stockholders of record.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then-outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, duly authorized, validly issued, fully paid, and nonassessable. All authorized but unissued shares of our common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of the NYSE. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of March 31, 2021, there were 85,331,278 shares of redeemable convertible preferred stock outstanding. Immediately upon the closing of this offering, each outstanding share of redeemable convertible preferred stock will convert into one share of common stock. Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 100,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of March 31, 2021, we had outstanding options under our equity compensation plans to purchase an aggregate of 10,871,090 shares of our common stock, with a weighted-average exercise price of $12.78 per share.

Restricted Stock Units

As of March 31, 2021, we had outstanding 5,867,484 shares of our common stock subject to RSUs under our 2014 Plan, assuming the settlement of the RSUs described above.

Restricted Stock Awards

As of March 31, 2021, we had outstanding 102,732 shares of our redeemable convertible preferred stock subject to RSAs.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our redeemable convertible preferred stock, including certain holders of at least 1% of our outstanding capital stock, have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the closing of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such time after the closing of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

Upon election by the requisite holders, the holders of an aggregate of 61,542,518 shares of our common stock will be entitled to certain demand registration rights. At any time beginning              days after the completion of this offering, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover shares with an anticipated aggregate offering price, before deduction of underwriting discounts and commissions, of at least $10.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 98,705,040 shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering, and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing, and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) any employee benefit plan, (ii) the offer and sale of debt securities or the stock issuable upon conversion thereof, or (iii) any corporate reorganization or transaction under Rule 145 of the Securities Act, including any registration statements related to the issuance or resale of securities issued in such a transaction, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 61,542,518 shares of common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Composition of our Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held

Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is, unless we consent in writing to the selection of an alternate forum, the sole and the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees, or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, and an investor cannot waive compliance with the federal securities laws and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Exchange Listing

Our common stock is currently not listed on any securities exchange. We have applied to have our common stock listed on the NYSE under the symbol “PCOR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on the NYSE, we cannot assure you that there will be an active public market for our common stock.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of March 31, 2021 and assuming (i) the issuance of shares of common stock in this offering, (ii) the automatic conversion of 85,331,278 shares of our redeemable convertible preferred stock outstanding as of March 31, 2021 into an equal number of shares of common stock immediately prior to the completion of this offering, (iii) no exercise of the outstanding options or settlement of the RSUs outstanding as of March 31, 2021, (iv) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (v) no exercise of the underwriters’ option to purchase additional shares, we will have outstanding an aggregate of approximately                  shares of common stock.

Of these shares, all shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. Substantially all of these shares will be subject to a lock-up period under the lock-up agreements and market stand-off agreements described below.

As a result of these agreements and the provisions of our IRA, described below and subject to the provisions of Rule 144 and Rule 701, shares of our common stock as well as outstanding equity awards will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market;

•

beginning on the date of this prospectus, an aggregate of                  shares of our common stock, based on the number of options outstanding and exercisable as of March 31, 2021 and the initial public offering price of $             per share, may be eligible for sale in the public market in order to satisfy the tax withholding obligations of stock option holders resulting from the exercise of outstanding options;

•

as of the date of this prospectus, an aggregate of                  shares of our common stock may be eligible for sale in the public market in order to satisfy the tax withholding obligations of holders of RSUs resulting from the settlement of the RSUs outstanding as of March 31, 2021 that fully vest in connection with this offering and an aggregate of                  shares of our common stock may be eligible for sale in the public market in order to satisfy the tax withholding obligations of holders of RSUs resulting from the settlement of the RSUs outstanding as of March 31, 2021 that vest after this offering; and

•

on the earlier of (i) the closing of trading on the second trading day immediately following our release of earnings for the quarter ending September 30, 2021 and (ii) the 181st day after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff agreements described below), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter.

The price of our shares of common stock that may be available in the public market after the date of this prospectus could be higher or lower depending on the price of shares of our common stock and the actual numbers of RSUs that are fully-vested on the applicable settlement date and on the number of stock options exercised. In addition, after this offering, up to                  shares of our common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs (including those outstanding options and RSUs that may be eligible for sale in the public market in order to satisfy tax withholding obligations),                  shares of our common stock are available for future issuance under our 2021 Plan and our 2014 Plan, and                  shares of our common stock are available for future issuance under our ESPP, as the case may be.

Lock-Up Agreements

We and all of our directors and executive officers, and certain holders of our common stock and securities exercisable for or convertible into our common stock, have agreed, or will agree, with the underwriters that, subject to certain exceptions, until 180 days after the date of this prospectus, we and they will not without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus; provided that:

Date Available for Sale in the Public Market	Condition	Number of Shares of Common Stock
The first day after the date of this prospectus (First Release).	The lock-up party was an employee or former employee of the Company (excluding any director and any officer within the meaning of Section 16(a) of the Exchange Act or any employee designated as an “Executive Officer” in the Management section of this prospectus).	A number of shares of Common Stock not in excess of 25% of the lock-up party’s aggregate number of outstanding shares and equity awards (on an as-converted basis) held as of the date of the preliminary prospectus, and that have vested as of such date.

The later of (x) following the closing of trading on the second trading day following the release of our first public release of quarterly financial results following the date of this prospectus and (y) immediately following the 90th day following the date of this prospectus (Second Release).	The lock-up party was an employee or former employee of the Company (excluding any director and any officer within the meaning of Section 16(a) of the Exchange Act or any employee designated as an “Executive Officer” in the Management section of this prospectus).	A number of shares of Common Stock not in excess of an additional 15% of the undersigned’s aggregate number of outstanding shares and equity awards (on an as-converted basis) held as of the date of the preliminary prospectus, and that have (i) vested as of such date, or (ii) only if the lock-up party did not have any shares of

Date Available for Sale in the Public Market	Condition	Number of Shares of Common Stock
Common Stock eligible to sell as of the First Release, have vested on or before the date that is 5 days before the release of our first public release of quarterly financial results following the date of this prospectus; provided, however, that the lock-up party may only sell shares of Common Stock pursuant to this Second Release if the last reported closing price of the Common Stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of the prospectus for at least 10 trading days out of the 15 consecutive trading day period ending as of the Second Release.

The later of (x) following the closing of trading on the second trading day following the release of our first public release of quarterly financial results following the date of this prospectus and (y) immediately following the 90th day following the date of this prospectus (Third Release).	The lock-up party was not an employee or former employee of the Company permitted to sell pursuant to the First Release or Second Release, and if the lock-up party was a director of the Company named in this prospectus, an officer or other Company stockholder.	A number of shares of Common Stock not in excess of 40% of the lock-up party’s aggregate number of outstanding shares and equity awards (on an as-converted basis) held by the lock-up party that vested as of the date that is 5 days before the release of our first public release of quarterly financial results following the date of this prospectus; provided, however, that the lock-up party may only sell shares of Common Stock pursuant to this Third Release if the last reported closing price of the Common Stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover page of the prospectus for at least 10 trading days out of the 15 consecutive trading day period ending as of the Third Release.

Date Available for Sale in the Public Market	Condition	Number of Shares of Common Stock

Following the earlier of (i) the closing of trading on the second trading day following the release of our second public release of quarterly financial results following the date of this prospectus, and (ii) 180 days following the date of this prospectus.	All stockholders.	All remaining shares held by our stockholders not previously eligible for sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including our IRA, our standard form of option agreement, and our standard form of RSU agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the exceptions and limitations discussed below.

After the offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Non-Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described above.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and RSUs and common stock issued or issuable under our 2021 Plan, our 2014 Plan, and our ESPP, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of March 31, 2021, holders of up to 89,085,316 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our redeemable convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes;

•	banks, financial institutions, investment funds, and insurance companies;

•	brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (regardless of its place of organization or formation, and including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying any cash dividends in the foreseeable future. However, if we make cash or other property distributions on our common stock (other than certain pro rata distributions of our common stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess amount distributed will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on Disposition of Our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or the applicable withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or the withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates applicable to U.S. persons. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market during the calendar year as defined by applicable Treasury Regulations.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our worldwide real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates applicable to U.S. Persons. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate specified by an applicable income tax treaty on gain realized upon the sale or other disposition of our common stock), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If the third bullet point above applies, gain described in the third bullet point above generally will be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (or applicable successor form), or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity either certifies that it does not have any “substantial United States owners” as defined in the Code or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Withholding under FATCA generally applies to payments of dividends on our common stock. The U.S. Treasury Department has released proposed Treasury Regulations that, if finalized in their present form, would eliminate the federal withholding tax of 30% that otherwise would apply to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers are permitted to rely on such proposed Treasury Regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Jefferies LLC
Canaccord Genuity LLC
KeyBanc Capital Markets Inc.
Oppenheimer & Co. Inc.
Piper Sandler & Co.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until such option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date                days after the date of this prospectus, except with the prior written consent of                . This agreement does not

apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the NYSE under the symbol “PCOR”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the our common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately                . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $35,000.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory,

investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Additionally, certain of the underwriters and their affiliates are our customers or have been customers from time to time and may be customers in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

European Economic Area

In relation to each member state of the European Economic Area (each, a “Member State”), no offer of shares of our common stock may be made to the public in that Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the Representatives; or

•

in any other circumstances falling within Article (14) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (1) investment professionals falling within Article 19(5) of the Financial Services and Markets

Act 2000 (Financial Promotion) Order 2005, or the Order; or (2) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or, Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares the issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Francisco, California. Latham  & Watkins LLP, Los Angeles, California, has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at https://www.procore.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Procore Technologies, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Procore Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Procore Technologies, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Los Angeles, California

March 2, 2021

We have served as the Company’s auditor since 2015.

Procore Technologies, Inc.

Consolidated Balance Sheets

December 31, 2019 and 2020

(in thousands, except number of shares and par value)	2019	2020

Assets
Current assets
Cash and cash equivalents	$118,452	$379,907
Accounts receivable, net	58,244	77,692
Contract cost asset, current	11,919	13,598
Prepaid expenses and other current assets	12,456	16,772

Total current assets	201,071	487,969
Capitalized software development costs, net	20,771	18,538
Property and equipment, net	29,637	30,252
Right of use assets - finance leases	44,784	42,108
Right of use assets - operating leases	35,852	49,756
Contract cost asset, non-current	18,880	19,454
Intangibles, net	30,005	33,241
Goodwill	114,528	125,966
Restricted cash, non-current	3,376	3,104
Other assets	4,760	10,379

Total assets	$503,664	$820,767

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$9,436	$9,012
Accrued expenses	33,186	28,492
Deferred revenue, current	173,521	213,438
Other current liabilities	8,631	10,768

Total current liabilities	224,774	261,710
Deferred revenue, non-current	4,390	6,373
Finance lease liabilities, non-current	50,340	48,835
Operating lease liabilities, non-current	33,316	46,558
Other liabilities, non-current	1,705	1,919

Total liabilities	314,525	365,395

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.0001 par value, 80,452,757 and 85,734,623 shares authorized at December 31, 2019 and 2020, respectively; 78,863,035 and 85,331,278 shares issued and outstanding at December 31, 2019 and 2020, respectively; liquidation preference of $693,129 at December 31, 2020.	442,897	727,474
Stockholders’ deficit
Common stock, $0.0001 par value, 133,208,944 and 138,490,810 shares authorized at December 31, 2019 and 2020, respectively; 25,394,082 and 30,707,113 shares issued and outstanding at December 31, 2019 and 2020, respectively.	3	3
Additional paid-in capital	47,043	124,755
Accumulated other comprehensive income	20	187
Accumulated deficit	(300,824)	(397,047)

Total stockholders’ deficit	(253,758)	(272,102)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$503,664	$820,767

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2018, 2019 and 2020

(in thousands, except share and per share amounts)	2018	2019	2020
Revenue	$186,396	$289,194	$400,291
Cost of revenue	37,401	53,166	71,663

Gross profit	148,995	236,028	328,628

Operating expenses
Sales and marketing	112,723	173,472	189,032
Research and development	55,950	87,022	124,661
General and administrative	35,365	58,158	73,465

Total operating expenses	204,038	318,652	387,158

Loss from operations	(55,043)	(82,624)	(58,530)
Interest expense, net	(1,394)	(930)	(2,060)
Change in fair value of Series I redeemable convertible preferred stock warrant liability	-	-	(36,990)
Other income, net	16	518	420

Loss before provision for (benefit from) income taxes	(56,421)	(83,036)	(97,160)

Provision for (benefit from) income taxes	250	71	(993)

Net loss	(56,671)	(83,107)	(96,167)
Less: Recognition of beneficial conversion feature on preferred stock as a deemed dividend	-	-	(3,024)

Net loss attributable to common stockholders	$(56,671)	$(83,107)	$(99,191)

Net loss per share attributable to common stockholders, basic and diluted	$(2.77)	$(3.41)	$(3.56)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	20,430,502	24,361,173	27,895,546

Pro forma net loss per share, basic and diluted (unaudited)			$(1.16)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)			111,650,157

Total comprehensive loss
Net loss	$(56,671)	$(83,107)	$(96,167)
Foreign currency translation adjustment	(81)	100	167

Comprehensive loss	$(56,752)	$(83,007)	$(96,000)

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2018, 2019 and 2020

(in thousands, except share amounts)	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2017	71,056,078	$179,331	19,279,478	$2	$7,075	$1	$(161,046)	$(153,968)
Exercise of stock options	—	—	1,964,147	—	3,152	—	—	3,152
Stock-based compensation	—	—	—	—	7,882	—	—	7,882
Issuance of Series H redeemable convertible preferred stock for cash, net of issuance costs of $159	2,943,843	74,841	—	—	—	—	—	—
Foreign currency translation adjustment	—	—				(81)	—	(81)
Net loss	—	—	—	—	—	—	(56,671)	(56,671)

Balances as of December 31, 2018	73,999,921	$254,172	21,243,625	$2	$18,109	$(80)	$(217,717)	$(199,686)
Exercise of stock options	—	—	2,771,067	1	6,687	—	—	6,688
Stock-based compensation	—	1,164	—	—	19,327	—	—	19,327
Conversion of redeemable convertible preferred stock to common stock	(1,379,390)	(249)	1,379,390	—	249	—	—	249
Adjustment to Series H issuance costs	—	23		—	—	—	—	—
Issuance of Series H-1 redeemable convertible preferred stock	3,865,667	97,913	—	—	—	—	—	—
Options granted for business combination attributed to precombination services	—	—	—	—	2,671	—	—	2,671
Issuance of Series I redeemable convertible preferred stock for cash, net of issuance costs of $126	2,376,837	89,874	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	100	—	100
Net loss	—	—	—	—	—	—	(83,107)	(83,107)

Balances as of December 31, 2019	78,863,035	$442,897	25,394,082	$3	$47,043	$20	$(300,824)	$(253,758)
Cumulative-effect of accounting change due to adoption of ASU 2016-13	—	—	—	—	—	—	(56)	(56)
Exercise of stock options	—	—	5,214,282	—	32,040	—	—	32,040
Stock-based compensation	—	2,748	—	—	41,787	—	—	41,787
Issuance of Series I redeemable convertible preferred stock for cash, net of issuance costs of $83	5,015,734	177,916	—	—	—	—	—	—
Issuance of common stock for business combination	—	—	96,749	—	3,885	—	—	3,885
Issuance of Series I redeemable convertible preferred stock upon exercise of Series I redeemable convertible preferred stock warrant	1,452,513	103,913	—	—	—	—	—	—
Cancellation of Series H-1 redeemable convertible preferred stock held in escrow for business acquisition	(4)	—	—	—	—	—	—	—
Beneficial conversion feature on Series I redeemable convertible preferred stock	—	(3,024)	—	—	3,024	—	—	3,024
Recognition of beneficial conversion feature as a deemed dividend	—	3,024	—	—	(3,024)	—	—	(3,024)
Vesting of RSUs	—	—	2,000	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	167	—	167
Net loss	—	—	—	—	—	—	(96,167)	(96,167)

Balances as of December 31, 2020	85,331,278	$727,474	30,707,113	$3	$124,755	$187	$(397,047)	$(272,102)

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2018, 2019 and 2020

(in thousands)	2018	2019	2020
Operating activities
Net loss	$(56,671)	$(83,107)	$(96,167)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Stock-based compensation	7,489	19,238	43,960
Depreciation and amortization	8,254	14,881	25,994
Change in fair value of Series I redeemable convertible preferred stock warrant liability	—	—	36,990
Abandonment of long-lived assets	1,313	502	3,505
Noncash operating lease expense	5,648	4,457	6,578
Unrealized foreign currency loss (gain), net	254	182	(832)
Deferred income taxes	182	(42)	(1,311)
Changes in operating assets and liabilities, net of effect of business combinations
Accounts receivable	(15,371)	(19,609)	(19,570)
Deferred contract cost assets	(7,145)	(7,427)	(2,023)
Prepaid expenses and other assets	(2,206)	(6,663)	(6,183)
Accounts payable	319	805	724
Accrued expenses and other liabilities	7,294	12,376	(5,433)
Deferred revenue	35,418	61,622	41,810
Operating lease liabilities	(5,881)	(4,219)	(6,189)

Net cash flow (used in) provided by operating activities	(21,103)	(7,004)	21,853

Investing activities
Purchases of property and equipment	(13,741)	(13,054)	(7,202)
Capitalized software development costs	(8,091)	(14,936)	(11,764)
Acquisition of businesses, net of cash acquired	(2,125)	(38,695)	(14,545)

Net cash flow used in investing activities	(23,957)	(66,685)	(33,511)

Financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	74,841	90,000	177,916
Proceeds from issuance of Series I redeemable convertible preferred stock warrant	—	—	11,923
Proceeds from stock option exercises	3,152	6,688	31,176
Proceeds from exercise of Series I redeemable convertible preferred stock warrant	—	—	55,000
Payment of debt issuance costs	(156)	—	(93)
Payments of deferred offering costs	—	(1,044)	(2,300)
Payment of deferred business acquisition consideration	—	(1,761)	(165)
Principal payments under finance lease agreements, net of proceeds from lease incentives	312	(1,126)	(1,340)

Net cash flow provided by financing activities	78,149	92,757	272,117

Net increase in cash, cash equivalents and restricted cash	33,089	19,068	260,459

Effect of exchange rate changes on cash	(284)	(61)	966

Cash, cash equivalents and restricted cash, beginning of period	70,016	102,821	121,828

Cash, cash equivalents and restricted cash, end of period	$102,821	$121,828	$383,253

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2018, 2019 and 2020

(in thousands)	2018	2019	2020
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents at end of period	$94,853	$118,452	$379,907
Restricted cash, current at end of period included in prepaid expenses and other current assets	4,665	—	242
Restricted cash, non-current at end of period	3,303	3,376	3,104

Total cash, cash equivalents and restricted cash at end of period shown in the consolidated statements of cash flows	$102,821	$121,828	$383,253

Supplemental disclosure of cash flow information
Cash paid for interest other than finance leases	$23	$149	$150
Cash paid for income taxes, net of refunds received	137	310	32
Cash received for lease incentives	1,520	201	1,117
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	1,895	2,177	2,131
Operating cash flows from operating leases	6,705	5,440	8,613
Financing cash flows from finance leases	1,208	1,327	1,542

Noncash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses at year end	1,611	1,693	1,091
Capitalized software development costs included in accounts payable and accrued expenses at year end	549	788	168
Deferred offering costs included in accounts payable and accrued expenses at year end	—	1,719	1,636
Costs associated with the issuance of redeemable convertible preferred stock included in accrued expenses at year end	—	126	—
Stock-based compensation capitalized for software development	393	1,253	575
Conversion of redeemable convertible preferred stock to common stock	—	249	—
Issuance of redeemable convertible preferred stock as consideration in a business combination	—	97,913	—
Issuance of common stock as consideration in a business combination	—	—	3,885
Options granted for business combination attributed to precombination services	—	2,671	—
Right of use assets obtained in exchange for lease liabilities:
Finance leases	15,991	247	—
Operating leases	9,302	17,081	22,063
Noncash net change due to lease remeasurement:
Operating leases	4,576	—	(1,592)

The accompanying notes are an integral part of these consolidated financial statements.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS

Procore Technologies, Inc. and subsidiaries (together “Procore”, the “Company”, “we”, “us”, or “our”) provide a cloud-based construction management platform and related software products that allow the construction industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate on construction projects.

The Company was incorporated in California in 2002 and re-incorporated in Delaware in 2014. The Company is headquartered in Carpinteria, California, and has operations in California, New York, Texas, Minnesota, and Oregon in the United States, and internationally in Australia, Canada, England and Mexico.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the financial statements of Procore Technologies, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Unaudited pro forma net loss per share

The unaudited pro forma net loss per share is computed to give effect to the automatic conversion upon the closing of the IPO of all outstanding shares of our redeemable convertible preferred stock into shares of common stock on a one-for-one basis, using the if-converted method, as of January 1, 2020 or the date of issuance, if later, net of shares of Series H-1 redeemable convertible preferred stock that is subject to vesting based on continued service of the employee. The unaudited pro forma net loss per share also gives effect to 428,659 weighted-average shares related to RSUs which contain both service and performance vesting conditions for which the service-based condition was satisfied as of December 31, 2020 as if such issuance had occurred as of January 1, 2020, or the date of issuance, if later. The pro forma net loss is adjusted for the change in the fair value of Series I redeemable convertible preferred stock warrant liability and stock-based compensation expense associated with RSUs which contain both service and performance vesting conditions, assuming the IPO occurred on January 1, 2020.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically evaluates its estimates and assumptions for continued reasonableness, primarily with respect to revenue recognition, the period of benefit of contract cost assets, the fair value of assets acquired and liabilities assumed in a business combination, stock-based

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

compensation expense, the fair value of the Company’s common stock, the recoverability of goodwill and long-lived assets, useful lives of long-lived assets, capitalization of software development costs, the fair value of the Series I redeemable convertible preferred stock warrant liability, and income taxes, including related reserves and allowances. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable. Actual results could differ from our estimates.

In December 2019, a novel strain of Coronavirus disease was reported. By March 2020, the World Health Organization had declared a global pandemic related to the rapidly growing outbreak of the disease COVID-19, caused by a novel strain of Coronavirus, SARS-CoV-2. COVID-19 has created and may continue to create significant uncertainty in global financial markets, which has reduced and may continue to reduce demand for our products and impact the productivity of our workforce.

In light of the currently unknown duration and severity of the COVID-19 pandemic, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply our significant accounting policies. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of the COVID-19 pandemic as of December 31, 2020 and through the date of this report. The accounting matters assessed included, but were not limited to, the impairment and the period of benefit of contract cost assets, allowance for doubtful accounts and credit losses, and the carrying value of the Company’s goodwill and other long-lived assets. The Company also reassessed its forecasts used in the valuation models to estimate the fair value of its common stock and preferred stock for the purposes of stock-based compensation and valuation of the Series I redeemable convertible preferred stock warrant liability, respectively.

As of the date our consolidated financial statements were made available for issuance, we are not aware of any specific event or circumstance that would require us to update our estimates or judgments or to revise the carrying value of our assets or liabilities. The operational and economic impacts resulting from COVID-19 affected and may continue to affect some of our customers’ financial willingness or ability to pay, which has not had a material impact on our reserves to date. However, these estimates and judgments may change as new events occur and additional information is obtained, which may result in changes being recognized in our consolidated financial statements in future periods. While we considered the effects of the COVID-19 pandemic on our estimates and assumptions, due to the current level of uncertainty over the continued economic and operational impacts of the COVID-19 pandemic on our business, there may be other judgments and assumptions that were not currently considered. Such judgments and assumptions could result in a meaningful impact on our consolidated financial statements in future periods.

Segments

We operate as a single operating segment. Our chief operating decision maker is our Chief Executive Officer who regularly reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash includes cash held in checking and savings accounts. As of December 31, 2019 and 2020, cash equivalents comprised money market funds that were recorded at fair value which approximates amortized cost.

From time to time, the Company posts cash collateral to satisfy certain contractual arrangements that may arise in the normal course of business and that is contractually restricted as to use. As of December 31, 2019 and 2020, restricted cash consisted of the following (in thousands):

	2019	2020
Collateral letters of credit and bank guarantees related to leases	$277	$242
Funds required to secure certain corporate credit card accounts	3,099	3,104

Total restricted cash	$3,376	$3,346

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, and accounts receivable.

The Company maintains cash, cash equivalents and restricted cash balances in excess of the Federal Deposit Insurance Corporation insurance limits.

Accounts receivable are recorded at the invoiced amounts, do not require collateral or bear interest, and mainly result from subscriptions to access the Company’s software products. The Company regularly assesses the need for allowances for expected losses from these accounts receivable. We estimated the expected credit losses for trade receivables by applying the estimated credit loss percentages based on our historical credit loss experience to an aging schedule. At December 31, 2019 and 2020, the Company’s allowance for expected credit losses was $0.7 million and $1.6 million, respectively. No customer represented 10% or more of the consolidated accounts receivable balance as of December 31, 2019 and 2020. No single customer accounted for 10% or more of total revenue for the years ended December 31, 2018, 2019, and 2020.

Foreign currency transactions and translation

The functional currency of the Company’s foreign subsidiaries in Australia, Canada, and England is their local currencies and the functional currency of the Company’s subsidiary in Mexico is U.S. dollars. For foreign subsidiaries where the functional currency is their local currencies, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, stockholders’ equity is translated at the applicable historical exchange rate, and revenue and expenses are translated using the average exchange rates during the period. The effect of exchange rate changes resulting from the translation of the foreign subsidiary financial statements is accounted for as a component of accumulated other comprehensive (loss) income.

In addition, we incur foreign currency transaction gains and losses, including those related to intercompany agreements among us and our subsidiaries, which are recorded in other income,

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

net in the consolidated statements of operations and comprehensive loss. Foreign currency gains and losses were not material for the years ended December 31, 2018, 2019, and 2020.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are expensed as incurred, while renewals and betterments are capitalized. Depreciation expense is computed on a straight-line basis over the estimated lives of the assets as follows:

Asset Classification	Estimated Useful Life

Leasehold improvements	Lesser of 15 years or lease term
Building improvements	Lesser of 20 years or lease term
Furniture and fixtures	5 years
Computers and equipment	3 years
Purchased software	3 years

Leases

We determine an arrangement is a lease at inception if we are both able to identify an asset and conclude we have the right to control the identified asset. Leases are classified as finance or operating based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is comprised of amortization of the right of use (“ROU”) asset and interest expense recognized based on an effective interest method for finance leases, or as a single lease cost recognized on a straight-line basis over the term of the lease for operating leases. Leases are included in ROU assets, other current liabilities, and long-term finance and operating lease liabilities within our consolidated balance sheets. Leases with expected terms of 12 months or less are not recorded on the consolidated balance sheets. Certain leases contain provisions that allow us to be reimbursed by the landlord for specified tenant improvements that are subject to final approval prior to being paid. We estimate the likelihood that we will incur and be reimbursed for such costs at the commencement of the lease and reduce the ROU liability for the discounted future cash receipt, with a corresponding offset to the ROU asset.

ROU assets represent our right to control an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the expected lease term. Our leases do not provide an implicit rate, therefore we use our incremental borrowing rate based on the information available at the lease commencement date in determining the discount rate used to calculate the present value of minimum lease payments. The incremental borrowing rate used is estimated based on what we would be required to pay for a collateralized loan over a similar term. Our leases typically do not include any residual value guarantees, bargain purchase options, or asset retirement obligations.

We have lease agreements with lease and non-lease components, which are accounted for as a single lease component. Our agreements may contain variable lease payments. We include variable lease payments that depend on an index or a rate in the calculation of the ROU lease

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

liabilities and exclude those which depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Deferred Offering Costs

Deferred offering costs of $2.8 million and $5.0 million have been recorded as other assets on the consolidated balance sheets as of December 31, 2019 and 2020, respectively, and consist of costs incurred in connection with the anticipated sale of the Company’s common stock in an IPO, including certain legal, accounting, printing, and other IPO related costs. After completion of the IPO, deferred offering costs are recorded in stockholders’ deficit as a reduction from the proceeds of the offering.

Business Combinations

The Company assesses whether an acquisition is a business combination or an asset acquisition. If substantially all of the gross assets acquired are concentrated in a single asset or group of similar assets, then the acquisition is accounted for as an asset acquisition, where the purchase consideration is allocated on a relative fair value basis to the assets acquired. Goodwill is not recorded in an asset acquisition. If the gross assets are not concentrated in a single asset or group of similar assets, then the Company determines if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not.

The Company applies the acquisition method of accounting for a business combination. Under this method of accounting, assets acquired and liabilities assumed are recorded at their respective fair values at the date of the acquisition. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company adjusts the provisional amounts of assets acquired and liabilities assumed with the corresponding offset to goodwill to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded within the Company’s consolidated statements of operations and comprehensive loss.

Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, and discount rates, among other items. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value the acquired assets at fair value measures that do not reflect its intended use of those assets. Use of different estimates and judgments could yield different results.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Although the Company believes the assumptions and estimates it has made are reasonable and appropriate, they are based in part on historical experience and information that may be obtained from management of the acquired company and are inherently uncertain.

Intangible Assets and Goodwill

All of our intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from three to 10 years. We evaluate the recoverability of intangible assets periodically by considering events or changes in circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Goodwill is tested for impairment at the reporting unit level (i.e., the operating segment or one level below an operating segment) on an annual basis during the fourth quarter of our fiscal year, and between annual tests if an event occurs or circumstances change that indicate that goodwill may be impaired. In assessing impairment, we have the option to first assess qualitative factors to determine whether or not a reporting unit is more likely than not impaired. Alternatively, we may perform a quantitative impairment assessment or if the qualitative assessment indicates that it is more likely than not that the reporting unit’s fair value is less than its carrying amount, a quantitative analysis is required. The quantitative analysis compares the estimated fair value of the reporting unit with its respective carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, including goodwill, goodwill is considered not to be impaired. If the fair value is less than the carrying amount, including goodwill, then a goodwill impairment charge is recorded by the amount that the carrying value exceeds the fair value, up to the carrying amount of goodwill.

Capitalized software development costs

The Company capitalizes certain development costs incurred in connection with the development of internal-use software. Costs incurred in the preliminary stages of development are expensed as incurred. Once the preliminary stage is complete, internal and external direct costs are capitalized until the developed software is substantially complete and ready for its intended use. Costs incurred for post implementation activities, training, maintenance, and minor upgrades and enhancements without adding additional functionality are expensed as incurred. All internal-use software costs capitalized to date relate to the development of and major enhancements to the Company’s cloud-based software as a service (“SaaS”) construction management platform and related software products. Capitalized software development costs are amortized on a straight-line basis over the developed software’s estimated useful life of two years and recorded in cost of revenue within the accompanying consolidated statements of operations and comprehensive loss.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy using three levels of inputs, of which the first two are considered observable and the last is considered unobservable, as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2019 and 2020, the carrying value of the Company’s financial instruments included in current assets and current liabilities (including restricted cash, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such items. The Company classifies its money market funds recorded in cash equivalents within Level 1 of the hierarchy as the values are derived from quoted prices in active markets. As of December 31, 2019 and 2020, cash equivalents of $13.9 million and $363.1 million, respectively, were held in money market funds.

Certain assets, including goodwill and long-lived assets, are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired a result of an impairment review. No impairment was recorded in any period presented.

Impairment and abandonment of long-lived assets

The Company evaluates long-lived assets, including finite-lived intangible assets, property and equipment, and capitalized software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, or an asset group. Recoverability of asset groups to be held and used is measured by comparison of the carrying value of the asset group to the estimated undiscounted future cash flows expected to be generated from the use of such assets. If the undiscounted future cash flows are less than the carrying value of the asset group, an impairment is recognized based on the amount by which the carrying value exceeds the estimated fair value of the asset group. Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered.

Revenue recognition

The Company generates substantially all of its revenue from subscriptions for access to its software products and related support. The software products are hosted on its cloud-based

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

SaaS construction management platform. Subscriptions are sold for a fixed fee and revenue is recognized ratably over the term of the subscription. The Company’s subscription agreements generally have annual or multi-year terms, are typically subject to renewal at the end of the subscription term, are non-cancellable, and do not provide for refunds to customers or any other right of return. The Company generally invoices its customers at the beginning of each annual subscription period, and to a lesser extent, on a quarterly or monthly basis. To the extent we invoice our customers in advance of revenue recognition, we record deferred revenue. Consequently, a portion of the revenue that is reported each period is attributable to the recognition of revenue previously deferred and related to subscriptions that the Company entered into during previous periods. Subscription fees are generally due and payable upon receipt of invoice by our customers or within 30 days of the stated billing date. The Company does not provide the customer with the right to take possession of its software products at any time.

The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company executes a signed contract with the customer that specifies services to be provided, the payment amounts and terms, and the period of service, among other terms.

The Company’s contracts with customers often include promises to perform multiple services. Determining whether services are considered distinct performance obligations that should be accounted for separately or together may require judgment. The contracts with customers include access to the Company’s products and support over the subscription period. Access to the products and support represents a series of distinct services as the Company fulfills its obligation to the customer and the customer receives and consumes the benefits of the software products and support over the subscription term. The series of distinct services represents a single performance obligation.

The transaction price is determined by the stated fixed fees in the contract, excluding any related sales tax. None of the Company’s contracts include a significant financing component.

The Company recognizes revenue ratably over the term of the subscription agreement beginning on the date that access to our products is made available to the customer.

Deferred revenue

Contract liabilities consist of revenue that is deferred when we have the contractual right to invoice in advance of transferring services to our customers. Substantially all deferred revenue at the beginning of 2018, 2019, and 2020 was recognized as revenue during the subsequent annual fiscal period.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Remaining performance obligation

The transaction price allocated to remaining performance obligations represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancellable contracts that will be invoiced and recognized as revenue in future periods. The aggregate transaction price of remaining performance obligations is expected to be recognized as revenue as follows (in thousands):

	Next 12 months	Thereafter	Total
As of December 31, 2019	$250,105	$125,365	$375,470
As of December 31, 2020	$309,835	$125,697	$435,532

Substantially all of the transaction price allocated to remaining performance obligations included in the “thereafter” column above is expected to be recognized as revenue between 12 and 36 months from the December 31 date.

Assets recognized from the costs to obtain a contract with a customer

The Company recognizes an asset for the incremental and recoverable costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be one year or longer. The Company elected the practical expedient that allows an entity to expense incremental contract costs as incurred if the amortization period of the assets would have otherwise been recognized in one year or less. The Company has determined that sales commissions and bonuses paid for new contracts, including certain incremental sales to existing customers, meet the requirements to be capitalized as contract acquisition costs. The contract cost assets are deferred and then recognized in sales and marketing expense on a straight-line basis over the expected period of benefit, which the Company has determined to be four years. Sales commissions and bonuses for renewal contracts are not considered commensurate with sales commissions for new contracts, and therefore, the expected period of benefit for costs capitalized for initial contracts extends beyond the term of the initial contract. Judgment is required to determine the expected period of benefit, for which the Company considers estimates of customer lives and SaaS product technology life in making this determination. There were no impairment losses of contract cost assets for the periods presented.

The following table presents the changes in contract cost assets during 2018, 2019, and 2020 (in thousands):

Year Ended December 31,	2018	2019	2020
Beginning balance	$16,161	$23,306	$30,799
Additions	14,819	18,452	16,019
Amortization	(7,674)	(10,959)	(13,766)

Ending balance	$23,306	$30,799	$33,052

Cost of revenue

Cost of revenue primarily consists of customer support personnel-related compensation expenses, including salaries, bonuses, benefits, payroll taxes, and stock-based compensation expense, as well as expenses related to third-party hosting costs, software license fees,

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

amortization of capitalized software development costs, amortization of acquired technology intangible assets, and allocated overhead.

Operating expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. For each of these categories of expense, personnel-related compensation expense is the most significant component, which include salaries, bonuses, commissions, benefits, payroll taxes, stock-based compensation and severance expenses.

Sales and marketing

Sales and marketing expenses primarily consist of personnel-related compensation expenses for the Company’s sales and marketing organizations, advertising costs, marketing events, travel, trade shows and other marketing activities, amortization of acquired customer relationship intangible assets and allocated overhead. Advertising costs are expensed as incurred. During the years ended December 31, 2018, 2019 and 2020, the Company incurred advertising costs of $14.4 million, $22.6 million and $18.2 million, respectively.

Research and development

Research and development expenses primarily consist of personnel-related compensation expenses associated with the Company’s engineering, product, and design teams, contractor costs to supplement the Company’s staff levels, consulting services, amortization of certain acquired intangible assets used in research and development activities, and allocated overhead.

General and administrative

General and administrative expenses primarily consist of compensation expenses associated with the Company’s finance, human resources, information technology, legal, and other administrative functions. Additionally, general and administrative expenses include non-personnel-related expenses, such as professional fees for audit, legal, tax, and other external consulting services, including acquisition-related costs, property and use taxes, licenses, travel and entertainment costs, and allocated overhead.

Stock-based compensation

The Company recognizes stock-based compensation cost equal to the grant date fair value of stock-based awards. Stock-based awards include stock options, RSUs and restricted stock awards (“RSAs”).

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The fair value of RSUs and RSAs is based on the fair value of the Company’s stock on the grant date. For awards that vest solely based on continued service, the grant date fair value is recognized as compensation expense on a straight-line basis over the requisite service period of the awards, which is generally four to five years. For awards that contain both performance and service vesting conditions, the grant date fair value is recognized as compensation expense using a graded vesting attribution model. No expense is recognized for awards with performance conditions until that condition is probable of being met. Forfeitures are recorded when they occur.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Series I redeemable convertible preferred stock warrant liability

In March 2020, the Company issued a warrant to purchase Series I redeemable convertible preferred stock (“Series I warrant”). The Series I warrant is recorded as a liability since the underlying Series I redeemable convertible preferred stock is redeemable upon certain events not within the control of the Company. The Series I warrant is recorded at fair value at the time of issuance and subsequent changes in the fair value of the Series I warrant each reporting period are recorded in the consolidated statements of operations and comprehensive loss, until the earlier of the exercise or expiration of the Series I warrant. We estimated the fair value of the Series I warrant at each measurement date using the Black-Scholes option-pricing model. The Series I warrant was exercised in December 2020. The fair value measurements used in determining the fair value of the Series I warrant liability were categorized as Level 3 on the fair value hierarchy because they were based on unobservable inputs and management’s judgment due to the absence of quoted market prices and inherent lack of liquidity of such financial instruments.

Income taxes

The Company accounts for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risk associated with estimates of future taxable income in assessing the need for a valuation allowance. Significant judgment is required in determining the provision for income taxes and deferred tax assets and liabilities.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on its technical merits. If this threshold is met, the Company measures the tax benefit as the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company recognizes penalties and interest accrued with respect to uncertain tax positions, if any, in the provision for (benefit from) income taxes in the consolidated statements of operations and comprehensive loss. As of December 31, 2019 and 2020, accrued penalties and interest related to uncertain tax positions were not significant.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Recently adopted accounting pronouncements

Financial Instruments—Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU 2016-13”). ASU 2016-13 replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. This ASU is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. On January 1, 2020, the Company adopted ASU 2016-13 and the adoption did not have a material impact on its consolidated financial statements.

Implementation Costs in Cloud Computing Arrangements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The new guidance requires a customer to capitalize certain implementation costs associated with a cloud computing arrangement that is a service contract, similar to the accounting guidance for internal-use software. Such implementation costs include, but are not limited to, external contractor costs of materials and services to fulfill the system implementation services, and the costs of compensation and benefits of the internal employees for their time spent on the development and testing activities. The capitalized costs are amortized over the term of the hosting arrangement and are subject to periodic impairment assessments. On January 1, 2020, the Company adopted ASU 2018-15 using the prospective method and the adoption did not have a material impact on its consolidated financial statements.

Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The new guidance eliminates certain exceptions to the general principles in ASC 740, Income Taxes. On January 1, 2020, the Company early adopted ASU 2019-12 and the adoption did not have a material impact on its consolidated financial statements.

Recently issued accounting pronouncements—Not yet adopted

Simplifying the Accounting for Convertible Instruments

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) - Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The new guidance simplifies the accounting for certain financial instruments by removing certain separation models required under current U.S. GAAP, including the beneficial conversion feature and cash conversion feature. ASU 2020-06 also improves and amends the related Earnings Per Share guidance for both Subtopics. ASU 2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021 and interim periods within that fiscal year. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

3.	PROPERTY AND EQUIPMENT

As of December 31, 2019 and 2020, property and equipment, net consisted of the following (in thousands):

	December 31,
	2019	2020
Leasehold improvements	$16,030	$19,762
Building improvements	6,034	6,311
Furniture and fixtures	8,682	9,911
Computers and equipment	8,280	8,427
Purchased software	606	1,188

Property and equipment	39,632	45,599
Less: accumulated depreciation and amortization	(9,995)	(15,347)

Property and equipment, net	$29,637	$30,252

Depreciation and amortization expense was $2.9 million, $4.8 million, and $6.9 million for the years ended December 31, 2018, 2019, and 2020, respectively.

4.	LEASES

We have primarily entered into lease arrangements for office space, in addition to certain information technology related and other miscellaneous equipment. Our leases have initial non-cancelable lease terms ranging from one to 10 years. Some of our lease arrangements include options to extend the term of the leases for up to 10 years. However, the lessor does not have the option to cancel any of our leases prior to the end of the remaining contractual term. Judgment is required when determining the minimum non-cancellable term of the lease. We include options to extend or terminate the lease term that are reasonably certain of exercise. If facts and circumstances regarding those judgments change in future periods, we reassess our initial estimate of the term. Our corporate headquarters offices have initial lease terms expiring in 2027, and a 10 year renewal option that we are reasonably certain we will exercise. We determined that the present value of lease payments represents substantially all of the fair value of the underlying leased asset and therefore recognize our corporate headquarters as a finance lease.

The components of lease expense were as follows (in thousands):

Year Ended December 31,	2018	2019	2020
Finance lease cost:
Amortization of right of use assets	$2,445	$2,612	$2,676
Interest on lease liabilities	1,895	2,177	2,131
Operating lease cost	6,472	5,675	8,045
Short-term lease cost	453	1,296	1,643
Variable lease cost	3,873	3,924	4,410

Total lease cost	$15,138	$15,684	$18,905

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Supplemental information related to leases is as follows (in thousands):

As of December 31,	2019	2020
Operating Leases
Operating right of use assets	$35,852	$49,756

Amount included within other current liabilities	4,011	5,022
Operating lease liabilities, non-current	33,316	46,558

Total operating lease liabilities	$37,327	$51,580

Finance Leases
Finance right of use assets	$44,784	$42,108

Amount included within other current liabilities	1,341	1,504
Finance lease liabilities, non-current	50,340	48,835

Total finance lease liabilities	$51,681	$50,339

	2018	2019	2020
Weighted-average remaining lease term (in years)
Finance leases	18.2	17.2	16.2
Operating leases	8.0	9.4	8.7

Weighted-average discount rate
Finance leases	4.21%	4.20%	4.20%
Operating leases	4.29%	3.53%	2.86%

Maturities of lease payments for leases where the lease commencement date commenced on or prior to December 31, 2020 are as follows (in thousands):

Years Ending December 31,	Operating	Finance	Total
2021	$6,333	$3,579	$9,912
2022	7,788	3,675	11,463
2023	7,775	3,710	11,485
2024	6,299	3,820	10,119
2025	6,404	3,940	10,344
Thereafter	26,189	52,305	78,494

Total lease payments	$60,788	$71,029	$131,817
Less imputed interest	(7,441)	(20,690)	(28,131)
Less tenant improvement allowance	(1,767)	-	(1,767)

Total	$51,580	$50,339	$101,919

As of December 31, 2020, operating lease payments for leases greater than one month, but less than twelve months in duration were not significant.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

5.	BUSINESS COMBINATIONS

BIManywhere

On September 19, 2018, the Company completed the acquisition of Zimfly, Inc. (“Zimfly” or “BIManywhere”), a privately held Delaware corporation with its principal offices in Alameda, California by acquiring 100% of the outstanding voting interests in Zimfly for approximately $3.9 million in cash consideration. A portion of the final consideration of $0.6 million was initially held back to secure certain indemnification obligations in accordance with the Stock Purchase Agreement and was paid in 2019 on the 12-month anniversary of the acquisition. The purchase agreement also provided for a deferred payment of $1.2 million which was paid on January 1, 2019 (collectively, the “Deferred Payments”). The Deferred Payments are classified within financing activities in the consolidated statements of cash flows when paid. The Deferred Payments were not contingent upon any events subsequent to the date of acquisition outside of the passage of time. Therefore, the Deferred Payments were accounted for as part of the initial purchase consideration. The Company’s primary reason for this acquisition was to increase the Company’s technology capabilities in building information modeling (“BIM”). The transaction costs associated with the acquisition were not material. The acquisition was accounted for as a business combination.

The major classes of assets and liabilities to which we allocated the purchase price were as follows (in thousands):

	Fair Value	Useful Life
Assets acquired
Accounts receivable	$80
Other current assets	7
Developed technology	2,570	4 years
Customer relationships	950	10 years
Goodwill	423

Total assets acquired	$4,030
Liabilities assumed
Other current liabilities	$(114)
Deferred revenue	(39)

Total liabilities assumed	$(153)

Net assets acquired	$3,877

The goodwill was primarily attributable to synergies that are expected to be achieved from the integration of Zimfly. None of the goodwill is expected to be deductible for income tax purposes.

The Company has not separately presented pro forma results reflecting the acquisition of Zimfly or revenue and operating losses of Zimfly for the period from the acquisition date through December 31, 2018 as the impacts were not material to the consolidated financial statements.

Honest Buildings

On July 30, 2019, the Company entered into a Merger Agreement with Honest Buildings, Inc. (“Honest Buildings”) to acquire all of Honest Buildings’ outstanding stock. Honest Buildings was

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

an App Marketplace partner that already had an integration with Procore’s platform and is a provider of financial and project management software for owners. This acquisition allowed the Company to extend its software products and platform to this core customer group.

The total purchase consideration is comprised of the following (in thousands):

Cash consideration	$51,361
Fair value of Series H-1 redeemable convertible preferred stock	97,913
Fair value of exchanged options relating to precombination services	2,671

Total purchase consideration	$151,945

At closing, the Company issued 3,660,203 shares of Series H-1 redeemable convertible preferred stock valued at $26.75 per share for aggregate purchase consideration of $97.9 million.

In addition, the Company issued 205,464 shares of Series H-1 redeemable convertible preferred stock with acquisition date fair value of $5.5 million to certain key employees of Honest Buildings which vest based on their continued employment. These shares have been excluded from the purchase consideration and will be recorded as post combination expense over two years as discussed in Note 12 to the consolidated financial statements.

The fair value of the Series H-1 redeemable convertible preferred stock of $26.75 per share was determined by the Company’s Board of Directors, taking into account a contemporaneous independent valuation by a third-party valuation specialist commissioned by the Board. The fair value is estimated based on numerous objective and subjective factors including the Company’s historical performance, financial condition, and prospects, the value of companies that the Company considers peers, recent private stock sale transactions, the economic and competitive environment, the rights, preferences, and privileges of the Company’s redeemable convertible preferred stock, and the likelihood of achieving a liquidity event, such as an IPO.

The Company also granted options to purchase 334,655 shares of common stock at a weighted average exercise price of $4.72 per share in exchange for options held by Honest Buildings employees at the acquisition date. The aggregate fair value of these options at the acquisition date was $6.9 million, of which $2.7 million was attributed to precombination services and recorded as purchase consideration, and $4.2 million was attributed to post combination services and will be recorded as additional stock-based compensation expense over the remaining vesting periods of the options, which range between four to 48 months from the acquisition date.

In connection with the acquisition, cash and shares of Series H-1 redeemable convertible preferred stock were placed in escrow for potential breaches of representations and warranties. As of December 31, 2019, $4.4 million in cash and 387,572 shares of Series H-1 redeemable convertible preferred stock with an acquisition date fair value of $10.4 million, were held in escrow. The escrow amount, net of four shares of Series H-1 redeemable convertible preferred stock that were canceled, was released from escrow to stockholders of Honest Buildings in November 2020.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The purchase consideration was allocated to the following assets and liabilities (in thousands):

	Fair value	Useful life
Assets acquired
Cash and cash equivalents	$13,588
Accounts receivable	2,282
Other current and noncurrent assets	502
Developed technology	12,800	6 years
Customer relationships	15,200	10 years
Goodwill	113,503

Total assets acquired	$157,875
Liabilities assumed
Accounts payable and accrued expenses	$(1,430)
Deferred revenue	(4,500)

Total liabilities assumed	$(5,930)

Net assets acquired	$151,945

Developed technology intangible asset represents the fair value of Honest Buildings’ technology, which was valued using the relief-from royalty method. Key assumptions to estimate the fair value of developed technology include forecasted revenue to be generated from the developed technology and an estimated royalty rate applicable to the technology. Developed technology is amortized on a straight-line basis, which approximates the pattern in which the economic benefits of the technology are consumed, over its estimated useful life of six years, and the amortization expense is recorded in cost of revenue in the consolidated financial statements of operations and comprehensive loss.

Customer relationships represent the fair value of the underlying relationships with Honest Buildings’ customers, which were valued using the multi-period excess earnings method. Key assumptions to estimate the fair value of customer relationships include forecasted revenue to be generated from and expenses to service the customer relationships, customer churn rate, and discount rate. Customer relationship intangible asset is amortized on a straight-line basis, which approximates the pattern in which the economic benefits of the customer relationships are consumed, over its estimated useful life of 10 years, and the amortization expense is recorded in sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

The goodwill balance is primarily attributable to synergies and expanded market opportunities that are expected to be achieved from the integration of Honest Buildings with the Company’s offerings and assembled workforce. The goodwill balance is not deductible for income taxes purposes.

The acquisition-related costs incurred by the Company of $1.1 million were expensed as incurred, as general and administrative expenses in the consolidated statements of operations and comprehensive loss. The results of operations of Honest Buildings have been included in the Company’s consolidated financial statements from the date of acquisition. For the period from the acquisition date to December 31, 2019, Honest Buildings contributed $4.6 million to Procore’s consolidated revenue. Due to the integration of operations post acquisition, presenting the

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

operating losses that Honest Buildings contributed to Procore’s consolidated operating loss since the acquisition date is impracticable.

The following unaudited pro forma financial information combines the results of operations for Procore and Honest Buildings as if the closing of the acquisition had occurred on January 1, 2018 and adjusts for amortization of acquired intangible assets, transaction costs associated with the acquisition, stock-based compensation expense for (i) options exchanged in the acquisition and (ii) 205,464 shares of Series H-1 redeemable convertible preferred stock granted to certain key employees in Honest Buildings as discussed above, and fair value adjustment to deferred revenue.

The unaudited pro forma results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred from integrating these companies. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisitions had occurred at the beginning of 2018, nor are they indicative of future results of operations (in thousands):

	2018	2019
Revenue	$191,636	$295,629
Net loss	$(77,060)	$(96,360)

Construction BI

On August 8, 2019, the Company completed the acquisition of Construction BI, LLC, (“CBI”), an Ohio limited liability company, by acquiring 100% of the outstanding voting interests of CBI for approximately $1.1 million in cash consideration. The purchase price was primarily allocated to developed technology intangible assets. The purpose of this acquisition is to accelerate the development of the Company’s business intelligence and data analytics solutions.

The Company has not separately presented pro forma results reflecting the acquisition of CBI, or revenue and operating losses of CBI for the period from the acquisition date through December 31, 2019 as the impacts were not material to the consolidated financial statements.

Avata Intelligence

On February 3, 2020, the Company acquired intellectual properties, rights and agreements from Avata Intelligence Inc. (“Avata”) for $3.8 million in cash consideration. As part of the acquisition, the Company also entered into employment agreements with the majority of Avata’s employees. A portion of the purchase consideration of approximately $0.5 million was held back to secure certain indemnification obligations in accordance with the Asset Purchase Agreement and will be paid in 2021 on the 15-month anniversary of the acquisition date (the “Deferred Payment”). The Deferred Payment is not contingent upon any events subsequent to the date of acquisition outside of the passage of time; therefore, the Deferred Payment is accounted for as part of the initial purchase consideration. The transaction costs associated with the acquisition were not material. The purpose of this acquisition is to accelerate the development of the Company’s artificial intelligence and machine learning solutions. The Company accounted for this cash-free debt-free asset purchase as a business combination.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The purchase consideration was primarily allocated to developed technology intangible assets with an estimated fair value of $2.2 million. The excess of the purchase consideration over the net assets acquired of $1.6 million was recorded as goodwill. Developed technology is amortized on a straight-line basis, which approximates the pattern in which the economic benefits of the technology is consumed, over its estimated useful life of three years. The amortization expense is recorded in research and development in the consolidated financial statements of operations and comprehensive loss, as the acquired developed technology will be used to improve our internal research and development capabilities. The Company has not separately presented pro forma results reflecting the acquisition of Avata, or revenue and operating losses of Avata for the period from the acquisition date through December 31, 2020 as the impacts were not material to the consolidated financial statements. The amount of goodwill that is deductible for income tax purposes as of December 31, 2020 is $1.6 million.

Esticom

On October 14, 2020, the Company acquired 100% of the outstanding voting interests of Esticom, Inc. (“Esticom”), a company that provides an estimating solution which enables contractors to determine the quantities of materials needed from project plans and specifications, and calculate the cost estimates for the labor hours and materials required on a job. The purpose of this acquisition is to accelerate the development of the Company’s preconstruction solutions. The acquisition was accounted for as a business combination.

The total purchase consideration is comprised of the following (in thousands):

Cash consideration	$11,239
Fair value of common stock	3,885

Total purchase consideration	$15,124

At closing, the Company issued 96,749 shares of common stock for aggregate purchase consideration of $3.9 million. The fair value of the common stock was determined by the Company’s Board of Directors, taking into account a contemporaneous independent valuation by a third-party valuation specialist commissioned by the Board. The fair value is estimated based on numerous objective and subjective factors including the Company’s historical performance, financial condition, and prospects, the value of companies that the Company considers peers, recent private stock sale transactions, the economic and competitive environment, the rights, preferences, and privileges of the Company’s redeemable convertible preferred stock, and the likelihood of achieving a liquidity event, such as an IPO.

In connection with the acquisition, 58,049 of the 96,749 shares of common stock were held back for potential breaches of representations and warranties and will be assigned to Esticom shareholders 18 months after the closing date. The transaction costs associated with the acquisition were not material.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The major classes of assets and liabilities to which we allocated the purchase price were as follows (in thousands):

	Fair value	Useful life
Assets acquired
Cash and cash equivalents	$19
Developed technology	6,500	5 years
Other acquired intangible assets	300	Less than 12 months
Goodwill	9,835

Total assets acquired	$16,654
Liabilities assumed
Other current liabilities	$(54)
Deferred revenue	(100)
Net deferred tax liabilities	(1,376)

Total liabilities assumed	$(1,530)

Net assets acquired	$15,124

Developed technology is amortized on a straight-line basis, which approximates the pattern in which the economic benefits of the technology are consumed, over its estimated useful life of five years. The amortization expense is recorded in cost of revenue in the consolidated financial statements of operations and comprehensive loss. The goodwill was primarily attributable to synergies that are expected to be achieved from the integration of Esticom with the Company’s current product offerings and assembled workforce. The goodwill balance is not deductible for income taxes purposes.

The Company has not separately presented pro forma results reflecting the acquisition of Esticom, or revenue and operating losses of Esticom for the period from the acquisition date through December 31, 2020 as the impacts are not material to the consolidated financial statements.

6.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets

Our finite-lived intangible assets are summarized as follows (in thousands):

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$16,441	$(1,830)	$14,611
Customer relationships	16,150	(756)	15,394

Total	$32,591	$(2,586)	$30,005

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$25,141	$(5,817)	$19,324
Customer relationships	16,450	(2,533)	13,917

Total	$41,591	$(8,350)	$33,241

We estimate that there is no significant residual value related to our intangible assets. Intangible assets amortization expense are summarized as follows (in thousands):

Year Ended December 31,	2018	2019	2020
Cost of revenue	$187	$1,643	$3,315
Sales and marketing	28	728	1,728
Research and development	-	-	721

Total amortization of acquired intangible assets	$215	$2,371	$5,764

The following table outlines the estimated future amortization expense related to finite-lived intangible assets (in thousands):

Year Ending December 31,
2021	$6,830
2022	6,505
2023	5,266
2024	5,048
2025	3,889
Thereafter	5,703

Total	$33,241

Goodwill

The following table presents the changes in carrying amount of goodwill during the years ended December 31, 2019 and 2020 (in thousands):

	2019	2020
Beginning balance	$423	$114,528
Additions	113,503	11,438
Other	602	-

Ending balance	$114,528	$125,966

The addition to goodwill in 2019 was due to the acquisition of Honest Buildings and the additions in 2020 were due to the acquisitions of Avata and Esticom, respectively, as disclosed in Note 5 to the consolidated financial statements. There was no impairment of goodwill during either 2019 or 2020.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

7.	CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Our capitalized software development costs are summarized as follows (in thousands):

As of December 31,	2019	2020
Gross carrying amount	$32,681	$40,499
Accumulated amortization	(11,910)	(21,961)

Net capitalized software costs	$20,771	$18,538

Amortization of capitalized software was $2.7 million, $5.0 million, and $10.4 million for the years ended December 31, 2018, 2019, and 2020, respectively, and is recorded in cost of revenue within our statements of operations and comprehensive loss.

During 2018, 2019 and 2020, the Company recorded expense for certain software development costs of $1.3 million, $0.5 million and $3.7 million, respectively, within research and development expense in the consolidated statements of operations and comprehensive loss, relating to development projects the Company decided to abandon prior to completion.

The following table presents the remaining estimated amortization of capitalized software development costs as of December 31, 2020 (in thousands). The estimated amortization is comprised of (i) amortization of released products and (ii) the expected amortization for products that are not yet available for sale based on their estimated economic lives and projected general release dates.

Year Ending December 31,
2021	$11,715
2022	5,870
2023	953

Total	$18,538

8.	ACCRUED EXPENSES

The following represents the components of accrued expenses contained within our consolidated balance sheets at the end of each period (in thousands):

	December 31,
	2019	2020
Accrued commissions and bonuses	$15,179	$14,120
Accrued salary and payroll tax liabilities	9,965	5,818
Other accrued expenses	8,042	8,554

Total accrued expenses	$33,186	$28,492

9.	CREDIT FACILITY

The Company entered into a credit agreement (the “Credit Facility”) provided by Silicon Valley Bank on October 23, 2018, to be used for general corporate purposes, including the financing of working capital requirements. As of December 31, 2019, the aggregate principal amount available under the Credit Facility was up to $50.0 million and is secured by a blanket lien on the

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Company’s assets. The Credit Facility had a maturity date of October 23, 2020 and carried a fee of 0.30% applied to unused balances and an interest rate equal to the Wall Street Journal prime rate applied to all amounts outstanding.

On May 7, 2020, the Company amended and restated its credit agreement with Silicon Valley Bank. The amendment increased the aggregate principal amount available to $75.0 million with the option to increase the availability up to $100.0 million, and extended the maturity date to May 7, 2022. The amendment also reduced the fee applied to unused balances to 0.225%, and amended the interest rate to the Wall Street Journal prime rate plus 1.25% applied to all amounts outstanding with a minimum rate of 3.25%. The amendment also increased the aggregate amount of standby letters of credit which can be issued by the Company up to $15.0 million, which if issued reduce the amount available for borrowing under the Credit Facility.

The Credit Facility contains financial covenants that require the Company to maintain minimum annual recurring revenue, as defined in the credit agreement, and a liquidity ratio, if the Credit Facility is drawn, of at least 1.25 to 1.00. The Credit Facility also contains restrictions on our ability to pay dividends, make distributions or payments to stockholders, or redeem, retire, or purchase any capital stock, make any restricted investments, and engage in changes in business, key personnel, control, or business locations.

As of December 31, 2019 and 2020, no amounts had been drawn down under the Credit Facility, and the Company was in compliance with all financial covenants.

As of December 31, 2019 and 2020, the Company had letters of credit outstanding of $6.7 million and $7.0 million, respectively, to secure various U.S. leased office facilities.

10.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

As of December 31, 2020, future unconditional purchase commitments for software service subscriptions and other services were as follows (in thousands):

Years ending December 31,
2021	$16,082
2022	12,363
2023	3,144
2024	214
2025 and thereafter	-

Total	$31,803

Litigation

From time to time, the Company may be subject to various litigation matters arising in the ordinary course of business. The Company however is not aware of any currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations, or cash flows should such litigation be resolved unfavorably.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Indemnifications

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors, and officers with respect to certain matters, including, but not limited to, losses arising out of its breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement, and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable.

The Company has never paid a material claim, nor has the Company been sued in connection with these indemnification arrangements. As of December 31, 2019 and 2020, the Company has not accrued a liability for these guarantees because the likelihood of incurring a payment obligation, if any, in connection with these guarantees is not probable or reasonably estimable.

11.	REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Redeemable convertible preferred stock

In December 2018, the Company issued 2,943,843 shares of Series H redeemable convertible preferred stock and certain investors commenced a tender offer to purchase shares of the Company’s capital stock from certain of our stockholders at a price of $23.7217 per share, less transaction costs. The tender offer, which we were not a party to, was settled on January 31, 2019. In January 2019, as a result of this tender offer, 388,972 shares of Series A, 530,418 shares of Series B, 430,000 shares of Series C, and 30,000 shares of Series D were converted to common stock.

In July 2019 in connection with the acquisition of Honest Buildings, the Company issued 3,865,667 shares of Series H-1 redeemable convertible preferred stock as disclosed in Note 5 to the consolidated financial statements. Between September 2019 and December 2019, the Company sold in aggregate 2,376,837 shares of Series I redeemable convertible preferred stock for gross proceeds of $90.0 million.

At December 31, 2019, the Company’s outstanding redeemable convertible preferred stock consisted of the following (in thousands, except share and per share amounts):

	Issuance Price per Share	Shares Authorized	Shares Issued and Outstanding	Proceeds, net of Issuance Costs	Liquidation Preference
Series A	$0.1000	6,657,873	6,657,873	$666	$666
Series B	0.2575	11,322,904	11,322,904	2,913	2,916
Series C	0.1000	1,942,320	1,942,320	194	194
Series D	0.9625	16,645,641	16,645,641	15,773	16,021
Series E	2.4931	12,033,211	12,033,211	29,827	30,000
Series F	5.0940	15,704,747	15,704,747	79,795	80,000
Series G	9.3110	5,369,992	5,369,992	49,914	50,000
Series H	25.4769	2,943,843	2,943,843	74,864	75,000
Series H-1	26.7508	3,870,826	3,865,667	99,077	103,410
Series I	37.8654	3,961,400	2,376,837	89,874	90,000

		80,452,757	78,863,035	$442,897	$448,207

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

During January 2020, the Company issued 130,012 shares of Series I redeemable convertible preferred stock at a price of $37.8654 per share raising gross proceeds of approximately $5.0 million.

In March 2020, the Company issued 4,225,490 shares of Series I redeemable convertible preferred stock, and a warrant to purchase 1,452,513 shares of Series I redeemable convertible preferred stock with an exercise price of $37.8654 per share, further discussed below. Total gross proceeds for the March 2020 sale of Series I redeemable convertible preferred stock and the Series I warrant was $160.0 million. In December 2020, the Series I warrant was exercised for additional gross proceeds of $55.0 million.

In May 2020, the Company issued 132,046 shares of Series I redeemable convertible preferred stock at a price of $37.8654 per share raising gross proceeds of approximately $5.0 million

Between September 2020 and November 2020, the Company issued 528,186 shares of Series I redeemable convertible preferred stock at a price of $37.8654 per share raising gross proceeds of approximately $20.0 million. At the commitment date for these preferred stock issuances, the conversion price of the Series I redeemable convertible preferred stock of $37.8654 was lower than the fair value of the Company’s common stock, resulting in a beneficial conversion feature (“BCF”) with an intrinsic value of $3.0 million. The BCF was measured as the difference between the fair value of the Company’s common stock and the conversion price of the Series I redeemable convertible preferred stock multiplied by the number of shares of common stock the Series I redeemable convertible preferred stock was convertible into. Refer to Note 14 for information on the impact of the BCF to net loss per share.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the authorized, issued and outstanding redeemable convertible preferred stock of the Company as of December 31, 2020 (in thousands, except share and per share amounts):

	Issuance Price per Share	Shares Authorized	Shares Issued and Outstanding	Carrying Value net of Issuance Costs	Liquidation Preference
Series A	$0.1000	6,657,873	6,657,873	$666	$666
Series B	0.2575	11,322,904	11,322,904	2,913	2,916
Series C	0.1000	1,942,320	1,942,320	194	194
Series D	0.9625	16,645,641	16,645,641	15,773	16,021
Series E	2.4931	12,033,211	12,033,211	29,827	30,000
Series F	5.0940	15,704,747	15,704,747	79,795	80,000
Series G	9.3110	5,369,992	5,369,992	49,914	50,000
Series H	25.4769	2,943,843	2,943,843	74,864	75,000
Series H-1	26.7508	3,870,826	3,865,663	101,825	103,410
Series I	37.8654	9,243,266	8,845,084	371,703	334,922

		85,734,623	85,331,278	$727,474	$693,129

The terms of the redeemable convertible preferred stock are summarized below:

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding-up of the Company, including a deemed liquidation event, the holders of redeemable convertible preferred stock will be entitled to receive, prior and in preference to any distribution of any assets to the holders of common stock, an amount per share equal to the greater of (i) the original issuance price (as adjusted for stock splits, stock dividends, reclassification, and the like) for each share of convertible stock held by them, plus any declared but unpaid dividends, and (ii) the amount such holder would have received if, immediately prior to such event, the holder converted such shares of redeemable convertible preferred stock into common stock. If, upon any such liquidation event, the available funds and assets are insufficient to make payment in full to all holders of preferred stock, then such assets are to be distributed among the holders of each series of preferred stock, in proportion to the full amounts to which they would otherwise be respectively entitled if such amounts had been paid in full. After the payment of all preferential amounts, the remaining assets and funds of the Company legally available for distribution are to be distributed ratably to the holders of common stock.

A deemed liquidation event includes (i) any consolidation, stock exchange or merger of the Company, or any other corporate reorganization in which more than 50% of the Company’s voting power is transferred, or (ii) the sale, lease, license or other disposition of all or substantially all of the assets or intellectual property of the Company, or any transfer of assets, except in the ordinary course of business, for more than $500.0 million individually or in the aggregate.

Although the redeemable convertible preferred stock is not mandatorily redeemable or currently redeemable, a deemed liquidation event including a greater than 50% change in control or sale of substantially all of the Company’s assets would trigger a redemption event not solely within the

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Company’s control. Therefore, all shares of redeemable convertible preferred stock have been presented in mezzanine equity at each balance sheet date.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into such number of shares of common stock as is determined by dividing the applicable original issue price by the conversion price in effect at the time of conversion. The conversion prices and original issue prices for Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, Series H-1 and Series I redeemable convertible preferred stock is $0.1000, $0.2575, $0.1000, $0.9625, $2.4931, $5.0940, $9.3110, $25.4769, $26.7508 and $37.8654 per share, respectively, and each as adjusted for any stock dividends, combinations, splits, and recapitalizations, and the like, as defined by the Seventh Amended and Restated Certificate of Incorporation of the Company, dated September 24, 2019 (the “Charter”), as amended by that certificate of amendment dated March 27, 2020. Additionally, the conversion prices of Series D, Series E, Series F, Series G, Series H and Series I redeemable convertible preferred stock are subject to adjustment for the issuance or deemed issuance of shares of common stock below their then effective conversion price. As of December 31, 2020, the conversion ratio of preferred stock to common stock was one-to-one.

Each share of redeemable convertible preferred stock will automatically convert into shares of common stock at the then-effective conversion rate for each such share immediately upon the earlier of (1) the Company’s sale of its common stock in a firm commitment of an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, which results in a pre-money equity valuation of $500.0 million and the gross cash proceeds to the Company are at least $50.0 million (before underwriting discounts and commissions) or (2) at any time the affirmative vote or written consent of the majority of the then outstanding Series D, Series E, Series F, Series G, Series H and Series I redeemable convertible preferred stockholders (collectively the “Senior Preferred”), voting together as a single class, provided that the automatic conversion of any series of Senior Preferred will require a separate vote of each respective series.

Voting rights

The holders of the redeemable convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders’ vote. Each redeemable convertible preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. In addition, the separate affirmative vote or written consent of a majority of the holders of redeemable convertible preferred stock (excluding the Series H-1 redeemable convertible preferred stock), voting together as a single class, is required to effect or validate certain actions including but not limited to any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or other securities convertible into equity securities; redemption or repurchase of shares of common stock or preferred stock; payment or declaration of a dividend on any shares of common stock or preferred stock; or increase or decrease in the number of authorized members of the Board, as specified in the Charter. Similarly, subject to certain conditions, the separate affirmative vote of a majority of the Series G preferred

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

stockholders or a separate affirmative vote of the Senior Preferred and Series H-1 stockholders are each also required to effect or validate certain additional actions as specified in the Charter.

The Company’s Board of Directors, consisting of six and seven members as of December 31, 2019 and 2020, respectively, are elected by the holders of the outstanding common stock and redeemable convertible preferred stock as follows:

•	Holders of Series A, B, and C redeemable convertible preferred stock, voting together as a single class, are entitled to elect one director of the Company;

•	Holders of Series D redeemable convertible preferred stock, voting together as a separate class, are entitled to elect one director of the Company;

•	Holders of Series F redeemable convertible preferred stock, voting together as a separate class, are entitled to elect one director of the Company;

•	Holders of common stock, voting as a separate class, are entitled to elect two directors of the Company; and

•	Holders of common stock and redeemable convertible preferred stock, voting together as a single class, are entitled to elect the remaining members of the Board.

Dividends

In the event dividends are paid or distributions made on any share of common stock, whether in cash or property, the Company will first pay a dividend or make a distribution on all outstanding shares of the preferred stock on a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock. Dividends are non-cumulative. The Company has not declared or paid any dividends on its convertible preferred or common stock to date.

Series I redeemable convertible preferred stock warrant

In March 2020, the Company issued a warrant to purchase 1,452,513 shares of Series I redeemable convertible preferred stock with a term that expires upon the earlier of (a) the one-year anniversary from the issuance date, or (b) the occurrence of a liquidity event (either on the effective date of a registration statement for our IPO or a change in control).

At the issuance date, we recorded the fair value of the Series I warrant liability of $11.9 million as a discount to the carrying value of the Series I redeemable convertible preferred stock on the consolidated balance sheet. The Series I warrant liability was remeasured at its fair value through the date of exercise with changes in fair value recorded in the consolidated statements of operations and comprehensive loss. In December 2020, the Series I warrant holder exercised the warrant and the Company issued 1,452,513 shares of Series I redeemable convertible preferred stock for proceeds of $55.0 million.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The following inputs were used in the Black-Scholes option pricing model in determining the fair value of the Series I warrant liability for the period from issuance date to September 30, 2020:

2020
Fair value of Series I redeemable convertible preferred stock per share	$35.04 to $49.95
Expected term (in years)	0.50 to 1.00
Expected volatility	59.10% to 67.80%
Risk-free interest rate	0.10% to 0.16%
Dividend yield	0.00%

On the date the Series I warrant was exercised, the Company remeasured its fair value using the Series I redeemable convertible preferred stock fair value of $71.54 per share as of that date.

The following table provides a summary of the changes in the fair value of the Series I warrant liability (in thousands):

Balance as of December 31, 2019	$—
Issuance of Series I warrant	11,923
Change in fair value measurement of Series I warrant liability	36,990
Fair value of Series I warrant reclassified to Series I redeemable convertible preferred stock upon exercise	(48,913)

Balance as of December 31, 2020	$—

Common stock

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a certain number of shares sufficient to affect the conversion of all outstanding shares of preferred stock and shares granted and available for grant under the Company’s stock option plan. At December 31, 2019 and 2020, the Company had reserved 101,101,719 and 103,852,422 shares of common stock, respectively, on an as converted basis, for future issuance as follows:

	2019	2020
Stock options outstanding	18,875,815	12,410,041
Restricted stock units outstanding	1,675,757	5,357,120
Shares available for future stock grants	1,687,112	753,983
Conversion of redeemable convertible preferred stock	78,863,035	85,331,278

Total	101,101,719	103,852,422

12.	STOCK-BASED COMPENSATION

2014 Stock option plan

In June 2014, Company adopted the 2014 Equity Incentive Plan (“2014 Plan”), which was amended in April 2020. The 2014 Plan provides for the issuance of incentive and non-statutory stock options to purchase common shares and the grant of other common stock awards to employees, officers, consultants, and directors of the Company. The 2014 Plan serves as the

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

successor to the Company’s 2012 and 2004 Plans. On the date the Company adopted the 2014 Plan, any options issued and outstanding under the 2012 and 2004 Plans were substituted by options with identical terms to purchase the Company’s common stock under the 2014 Plan. As of December 31, 2020, the maximum number of shares issuable under the 2014 Plan was 36,211,711, of which 753,983 shares were available for grant. Options issued under the 2014 Plan generally are exercisable for periods not to exceed 10 years and generally vest over a four to five-year period. The Company issues new shares upon exercise of stock-based awards.

Determination of fair value

No stock options were granted during 2020. During the years ended December 31, 2018 and 2019, the fair value of each stock option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2018	2019
Risk-free interest rate	2.6% to 3.0%	1.4% to 2.2%
Expected term (in years)	5.4 to 5.5	5.4
Estimated dividend yield	0%	0%
Estimated weighted average volatility	39% to 41%	39% to 41%

Use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions. The assumptions used in the Company’s option-pricing model represent management’s best estimates and are as follows:

Fair value of common stock

The fair value of the common stock underlying the Company’s stock-based awards was determined by the Company’s Board of Directors, with input from management and a third-party valuation firm. Because there is no public market for the Company’s stock, the Company’s Board of Directors determined the common stock fair value at the stock option grant date by considering several objective and subjective factors, including the price paid by investors for its common and preferred stock, actual and forecasted operating and financial performance, market conditions, performance of comparable publicly traded companies and transactions of comparable companies, developments and milestones within the Company, the rights, preferences, and privileges of its common and preferred stock, and the likelihood of achieving a liquidating event. The fair value of the underlying common stock will be determined by the Board of Directors until such time as the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected term

The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term assumptions were determined based upon actual historical exercises and post-vesting cancellations, adjusted for expected future exercises.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Expected volatility

The expected volatility of stock options is estimated based upon the historical volatility of a group of publicly traded companies, selected by management, which are in similar stages of development and comparable industries for a period commensurate with the expected term.

Risk-free interest rate

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Dividend yield

The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero was utilized.

Stock options

The following table summarizes the stock option activity under the 2014 Plan during the year ended December 31, 2020 (aggregate intrinsic value in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2019	18,875,815	$11.03	7.6	$433,529
Granted	—
Exercised	(5,214,282)	6.13		173,376
Cancelled/Forfeited	(1,251,492)	16.81

Outstanding at December 31, 2020	12,410,041	12.51	7.0	577,185

Exercisable at December 31, 2020	7,920,167	$9.36	6.5	$393,286

The weighted-average grant date fair value of options granted for the years ended December 31, 2018 and 2019 was $5.01 and $9.17 per share, respectively.

No options were granted in 2020. During 2020, the Company amended certain stock option agreements of a former executive allowing for the continued vesting of options post-termination. The Company recorded $1.1 million in incremental expense associated with these modifications, which is included in total stock-based compensation expense for 2020.

As of December 31, 2019, the total unrecognized stock-based compensation cost for unvested stock options was $59.9 million, which is expected to be recognized over a weighted average period of 2.63 years. As of December 31, 2020, the total unrecognized stock-based compensation cost for unvested stock options was $31.9 million, which is expected to be recognized over a weighted average period of 1.9 years. There were no net tax benefits recognized in the consolidated statements of operations and comprehensive loss for stock-based compensation arrangements for the years ended December 31, 2018, 2019 and 2020 due to the Company having a full valuation allowance against its deferred tax assets.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Restricted stock units

During 2018, 2019 and 2020, we granted 431,000, 1,272,253 and 3,920,587 RSUs, respectively, to certain employees and non-employee consultants which contain both service and performance vesting conditions. All RSUs granted vest upon the satisfaction of both a service and a performance condition, if both conditions are met before the award’s expiration date. For certain awards the performance condition is satisfied solely on the effective date of a registration statement for our IPO and for other awards the performance condition is satisfied on the earlier of either the effective date of a registration statement for our IPO or a change in control. RSUs granted with service vesting conditions, generally vest over four years on either a quarterly or annual vesting schedule. The grant date fair value of these RSUs was $32.2 million and $132.4 million for 2019 and 2020, respectively.

In April 2019, the Company amended the service vesting condition of all RSUs granted in 2018. The service vesting condition for the RSUs granted in July 2018 was amended to vest annually on each of the first four anniversaries of the “Company Vesting Date” (defined as February 20, May 20, August 20, or November 20) that most closely precedes the effective date of a registration statement for our IPO, subject to continued service. We also amended the service vesting condition for the RSUs granted in September 2018, for which 1/3 of the RSUs were amended to vest on the first anniversary of the “Vesting Commencement Date” (defined as the Company Vesting Date that most closely precedes the award grant date), and the remainder will vest in eight equal quarterly installments on each of the eight quarterly anniversaries of such Company Vesting Date, subject to continued service. At the date the RSUs were amended, the RSUs were not probable of vesting for accounting purposes because of the performance vesting condition and therefore the amendment to the RSUs’ service vesting schedule resulted in a Type IV accounting modification. Accordingly, the fair value of these RSUs was remeasured based on the fair value of the Company’s common stock at the modification date. The modification date fair value of the July 2018 and September 2018 RSUs was $9.2 million.

Because an IPO or change in control is not probable, the performance vesting condition for the RSUs were not met as of December 31, 2018, 2019 and 2020. Accordingly, no RSUs vested and no stock-based compensation cost was recognized associated with these grants for the years ended December 31, 2018, 2019 and 2020. On the effective date of the registration statement for the Company’s IPO, the Company will recognize on a graded vesting basis a cumulative catch up adjustment for the portion of the service period completed by the employee or non-employee from the grant date through the IPO date. The Company will continue to recognize additional expense subsequent to the IPO based on the remaining service period required by the employee or non-employee to vest in the award.

In December 2020, the Company modified an award to a former director, which accelerated the service-based vesting condition of certain awards granted. As the award continues to include a performance-based vesting condition, discussed above, no stock-based compensation was recognized as a result of the modification in 2020. As of December 31, 2020, the total unrecognized stock-based compensation cost for all RSUs outstanding at that date was $167.2 million, which includes $1.5 million of unrecognized stock-based compensation cost related to the December modification noted above.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the RSU activity during the year ended December 31, 2020:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2019	1,675,757	$24.29
Granted	3,920,587	33.78
Vested	(2,000)	21.32
Cancelled/Forfeited	(237,224)	28.22

Unvested at December 31, 2020	5,357,120	$31.20

During 2018, we granted 2,000 RSUs to an employee in connection with a business combination, that vested upon the earlier of satisfaction of the service and performance condition, or termination of employment without cause. In connection with the Company’s restructuring discussed in Note 17, and termination of the employee, the awards vested in 2020.

Restricted stock awards

In July 2019, we granted 205,464 restricted Series H-1 redeemable convertible preferred stock awards (“RSAs”) at a grant date fair value of $26.75 to employees in connection with the acquisition of Honest Buildings. These shares are released from restriction 50% on the first anniversary and 50% on the second anniversary of the acquisition date based on the key employees providing service to the Company. As of December 31, 2019 and 2020, 0 and 102,732 of the RSAs have vested, respectively. During 2019 and 2020, the Company recognized stock-based compensation expense of $1.2 million and $2.7 million, respectively, for these RSAs.

Sales of common stock

During the year ended December 31, 2020, certain of the Company’s investors acquired outstanding common stock from the Company’s employees. For the shares acquired at a price in excess of the estimated fair value of the Company’s common stock, the Company recorded stock-based compensation expense of $21.0 million for the difference between the price paid by the investors and the estimated fair value on the date of the transactions. The Company recorded $0.7 million of this expense in cost of revenue, $4.4 million in sales and marketing expense, $5.2 million in research and development expense, and $10.7 million in general and administrative expense.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Stock-based compensation

The Company recorded total stock-based compensation cost from stock options, RSAs and sales of stock by employees in excess of fair value as follows (in thousands):

	2018	2019	2020
Cost of revenue	$567	$1,095	$1,722
Sales and marketing	2,790	7,463	13,385
Research and development	2,380	6,584	12,930
General and administrative	1,752	4,096	15,923

Total stock-based compensation expense	$7,489	$19,238	$43,960
Stock-based compensation capitalized for software development	393	1,253	575

Total stock-based compensation cost	$7,882	$20,491	$44,535

13.	INCOME TAXES

The domestic and foreign components of loss before provision for (benefit from) income taxes consisted of the following (in thousands):

	2018	2019	2020
Domestic	$(57,059)	$(84,429)	$(98,439)
Foreign	638	1,393	1,279

Total	$(56,421)	$(83,036)	$(97,160)

The provision for (benefit from) income taxes is comprised of the following (in thousands):

	2018	2019	2020
Current:
State	$19	$112	$109
Foreign	49	1	209

Total	68	113	318

Deferred:
Federal	-	(556)	(1,072)
State	-	(46)	(297)
Foreign	182	560	58

Total	182	(42)	(1,311)

Provision for (benefit from) income taxes	$250	$71	$(993)

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The following table provides a reconciliation between income taxes computed at the U.S. federal statutory rate and the Company’s provision for (benefit from) income taxes for the years ended December 31, 2018, 2019, and 2020, respectively (in thousands):

	2018	2019	2020
Computed expected income tax benefit	$(11,848)	$(17,437)	$(20,404)
State income taxes - net of federal income tax benefit	(1,524)	(2,879)	(2,663)
Change in valuation allowance	16,090	27,836	26,747
Non-deductible expenses	1,068	1,366	453
Series I warrant	-	-	9,082
Stock-based compensation	1,167	(2,980)	(5,320)
Tax credits (federal and state)	(4,632)	(6,338)	(8,258)
Foreign rate differential	92	269	(701)
Other	(163)	234	71

Provision for (benefit from) income taxes	$250	$71	$(993)

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2019 and 2020 are presented below (in thousands):

	2019	2020
Deferred tax assets:
Net operating loss	$81,305	$96,942
Tax credits	18,415	26,666
Lease liabilities	21,908	24,933
Stock-based compensation	3,334	4,306
Other	752	1,241

Total deferred tax assets	125,714	154,088
Valuation allowance	(85,642)	(112,389)

Total	40,072	41,699

Deferred tax liabilities:
Lease assets	(19,776)	(22,200)
Acquired intangible assets	(7,108)	(7,412)
Capitalized software	(5,097)	(4,553)
Contract cost asset	(7,711)	(8,083)
Prepaid and accrued expenses	(1,304)	(417)
Other	-	(24)

Total deferred tax liabilities	(40,996)	(42,689)

Total	$(924)	$(990)

In assessing the realizability of deferred tax assets, management considers whether it is “more likely than not” that some portion or all of the deferred tax assets will be realized. Realization of future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Based on all available objective evidence management believes it is “more likely than not” that the net deferred tax assets will not be fully realizable in the U.S. as of December 31, 2019 and 2020 and not fully realizable in the U.K. as of December 31, 2020.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

Accordingly, the Company’s U.S. and U.K. net deferred tax assets have been fully offset by a valuation allowance. The Company periodically evaluates the recoverability of the deferred tax assets and when it is determined to be “more likely than not” that the deferred tax assets are realizable, the valuation allowance is reduced. The net deferred tax liability position at December 31, 2019 and 2020 was related to the Company’s Australia and Canada tax jurisdictions.

The following table summarizes the activity related to the valuation allowance (in thousands):

	2018	2019	2020
Beginning balance	$36,214	$51,703	$85,642
Current year change	15,489	28,438	28,123
Increase in (release of) valuation allowance as a result of purchase accounting for business combinations	-	5,501	(1,376)

Ending balance	$51,703	$85,642	$112,389

The Company did not provide for U.S. income taxes on the undistributed earnings and other outside temporary differences of foreign subsidiaries as they are considered indefinitely reinvested outside the United States. At December 31, 2019 and 2020, the amount of temporary differences related to undistributed earnings and other outside temporary differences upon which U.S. income taxes have not been provided is immaterial to these consolidated financial statements.

As of December 31, 2019 and 2020, the Company had federal net operating loss (“NOL”) carryforwards of $327.0 million and $392.1 million, respectively, which comprise of definite and indefinite net operating losses. At December 31, 2020 the Company had federal net operating loss carryforwards of approximately $151.7 million, which expire at various intervals from the years 2025 through 2037 and had carryforwards of $240.4 million of net operating losses which do not expire. As of December 31, 2019 and 2020, the Company has state net operating losses of $219.7 million and $260.1 million, respectively, which will begin to expire in 2028. The Internal Revenue Code (“IRC”) of 1986, as amended, imposes restrictions on the utilization of net operating losses and credits when a Company experiences a cumulative change in ownership of more than 50% over a three-year period. As of December 31, 2020, the Company completed an analysis to determine if the Company was subject to the provisions of IRC Section 382. Although a portion of the net operating losses and credit carryovers are subject to annual limitations, the Company has determined that it should be able to fully utilize these net operating losses and credit carryovers before they expire, provided the Company generates sufficient taxable income.

As of December 31, 2020, the Company had credits for research activities available for carryforward for federal income tax purposes of $19.9 million and for state income tax purposes of $15.4 million, which are available to offset future income tax in those jurisdictions and which begin to expire in 2022 for federal but have no expiration for state.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

	2018	2019	2020
Beginning balance	$3,764	$5,100	$6,749
Increases related to current period positions	1,336	1,869	2,439
Decreases related to prior period positions	-	(220)	(819)

Ending balance	$5,100	$6,749	$8,369

Due to the Company’s full valuation allowance on federal and state taxes, none of the unrecognized tax benefits would affect the Company’s effective tax rate, if recognized. The Company does not anticipate any significant increases or decreases to its unrecognized tax positions within the next 12 months. The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and 2020, accrued interest and penalties related to income tax positions were not significant.

The Company files tax returns in the U.S. (federal and various states) and certain foreign jurisdictions. Due to the Company’s U.S. net operating loss carryforwards, its income tax returns generally remain subject to examination by federal and most state tax authorities.

On March 27, 2020 the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act did not have any significant impact on the provision for income taxes for the year ended December 31, 2020.

14.	NET LOSS PER SHARE

Basic and diluted net income (loss) per share is presented in conformity with the two-class method required for participating securities. The Company’s redeemable convertible preferred stock are participating securities as the holders of the redeemable convertible preferred stock are entitled to participate in dividends with common stock. In periods of net income, net income is attributed to common stockholders and participating securities based on their participation rights, and basic net income per share is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Net losses are not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses. Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income per share attributable to common stockholders adjusts basic net income per share for the potentially dilutive impact of stock options and redeemable convertible preferred stock. As the Company has reported net losses attributable to common stockholders for all

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

periods presented, all potentially dilutive securities are antidilutive, and accordingly, basic net loss per share attributable to common stockholders equals diluted net loss per share attributable to common stockholders.

The following weighted-average potentially dilutive shares are excluded from the calculation of diluted earnings per share as they are anti-dilutive:

	2018	2019	2020
Shares of common stock issuable upon conversion of redeemable convertible preferred stock	71,273,842	74,925,035	82,428,289	(1)
Shares of common stock issuable upon conversion of Series I warrant	-	-	1,059,620
Restricted stock units subject to future vesting	181,030	878,693	3,826,250
Shares of common stock issuable from stock options	14,969,769	17,883,037	15,749,829
Unvested early exercised common stock	142,143	12,254	-

Total	86,566,784	93,699,019	103,063,988	(1)

(1)	Corrected for an immaterial error in the previously issued financial statements.

Unaudited pro forma net loss per share

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share (in thousands, except share and per share data):

2020
Numerator:
Net loss	$(96,167)
Add: Change in the fair value of Series I warrant liability	36,990
Add: Stock-based compensation related to performance-based RSUs	(70,815)

Pro forma net loss	$(129,992)

Denominator:
Weighted average shares used in computing net loss per share, basic and diluted	27,895,546
Adjustment for assumed conversion of redeemable convertible preferred stock to common stock	83,325,952
Adjustment for vested RSUs	428,659

Weighted average shares used in computing pro forma net loss per share, basic and diluted	111,650,157

Pro forma net loss per share, basic and diluted	$(1.16)

15.	EMPLOYEE BENEFIT PLANS

The Company has a defined-contribution plan in the U.S. intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company makes contributions to the plan up to 4% of the participating employee’s W-2 earnings and wages. Matching contributions to the 401(k) Plan totaled $4.1 million, $6.4 million, and $7.6 million for the years ended December 31, 2018, 2019, and 2020, respectively.

Procore Technologies, Inc.

Notes to Consolidated Financial Statements

The Company also has defined-contribution plans in certain other countries. The Company made matching contributions to these plans totaling $0.5 million, $0.8 million, and $1.0 million for the years ended December 31, 2018, 2019, and 2020, respectively.

16.	GEOGRAPHIC INFORMATION

The following table sets forth the Company’s revenues by geographic region, which is determined based on the billing location of the customer (in thousands):

Year Ended December 31,	2018	2019	2020
United States	$167,525	$256,522	$351,323
Rest of the world	18,871	32,672	48,968

Total revenue	$186,396	$289,194	$400,291

The following table sets forth the total of property and equipment, net, and right of use lease assets by geographic region (in thousands):

As of December 31,	2019	2020
United States	$106,724	$116,629
Rest of the world	3,549	5,487

Total	$110,273	$122,116

17.	RESTRUCTURING

In July 2020, the Company approved, committed to and initiated a business transformation plan which resulted in the termination of 139 employees, which represented approximately 7% of the Company’s workforce. By restructuring, the Company intended to streamline its organization to better align with the Company’s current strategic goals. During the year ended December 31, 2020, the Company recorded severance and other benefit costs of $4.4 million in connection with the business transformation plan. The restructuring event was completed by December 31, 2020.

The following table summarizes the above restructuring-related expense for 2020 by line item within the consolidated statement of operations and comprehensive loss (in thousands):

Cost of revenue	$127
Sales and marketing	1,824
Research and development	1,681
General and administrative	801

Total	$4,433

As of December 31, 2020, there was $0.1 million remaining liability for restructuring-related costs,

recorded in other current liabilities in the consolidated balance sheet.

18.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 2, 2021, the date these consolidated financial statements were available to be issued and has determined that no subsequent events require adjustment or disclosure in the consolidated financial statements.

Procore Technologies, Inc.

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands)	December 31, 2020	March 31, 2021	Pro Forma March 31, 2021
Assets
Current assets
Cash and cash equivalents	$379,907	$413,761
Accounts receivable, net	77,692	56,979
Contract cost asset, current	13,598	14,247
Prepaid expenses and other current assets	16,772	21,512

Total current assets	487,969	506,499
Capitalized software development costs, net	18,538	17,638
Property and equipment, net	30,252	30,054
Right of use assets - finance leases	42,108	41,439
Right of use assets - operating leases	49,756	47,994
Contract cost asset, non-current	19,454	20,351
Intangibles, net	33,241	31,493
Goodwill	125,966	125,966
Restricted cash, non-current	3,104	3,104
Other assets	10,379	10,736

Total assets	$820,767	$835,274

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$9,012	$5,468
Accrued expenses	28,492	32,713
Deferred revenue, current	213,438	221,160
Other current liabilities	10,768	12,332

Total current liabilities	261,710	271,673
Deferred revenue, non-current	6,373	5,310
Finance lease liabilities, non-current	48,835	48,475
Operating lease liabilities, non-current	46,558	44,956
Other liabilities, non-current	1,919	1,820

Total liabilities	365,395	372,234

Contingencies (Note 4)
Redeemable convertible preferred stock, $0.0001 par value, 85,734,623 shares authorized at December 31, 2020 and March 31, 2021; 85,331,278 shares issued and outstanding at December 31, 2020 and March 31, 2021; liquidation preference of $693,129 at March 31, 2021; no shares issued and outstanding at March 31, 2021, pro forma	727,474	728,150
Stockholders’ (deficit) equity
Common stock, $0.0001 par value, 138,490,810 shares authorized at December 31, 2020 and March 31, 2021; 30,707,113, 31,971,597 and 118,664,774 shares issued and outstanding at December 31, 2020, March 31, 2021, and March 31, 2021 pro forma, respectively	3	3	12
Additional paid-in capital	124,755	145,503	964,657
Accumulated other comprehensive income	187	163	163
Accumulated deficit	(397,047)	(410,779)	(501,792)

Total stockholders’ (deficit) equity	(272,102)	(265,110)	463,040

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$820,767	$835,274

The accompanying notes are an integral part of these condensed consolidated financial statements.

Procore Technologies, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

(in thousands, except share and per share amounts)	Three Months Ended March 31,
	2020	2021
Revenue	$92,337	$113,938
Cost of revenue	17,457	20,359

Gross profit	74,880	93,579
Operating expenses
Sales and marketing	48,062	53,965
Research and development	28,233	34,545
General and administrative	15,983	17,927

Total operating expenses	92,278	106,437

Loss from operations	(17,398)	(12,858)
Interest expense, net	(382)	(562)
Other expense, net	(1,218)	(183)

Loss before provision for income taxes	(18,998)	(13,603)
Provision for income taxes	36	129

Net loss	$(19,034)	$(13,732)

Net loss per share, basic and diluted	$(0.72)	$(0.44)

Weighted-average shares used in computing net loss per share, basic and diluted	26,440,615	31,357,060

Pro forma net loss per share, basic and diluted		$(0.29)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted		117,731,615

Total comprehensive loss
Net loss	$(19,034)	$(13,732)
Foreign currency translation adjustment	(104)	(24)

Comprehensive loss	$(19,138)	$(13,756)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Procore Technologies, Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(unaudited)

(in thousands, except share amounts)	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances as of December 31, 2019	78,863,035	$442,897	25,394,082	$3	$47,043	$20	$(300,824)	$(253,758)
Cumulative-effect of accounting change due to adoption of ASU 2016-13	—	—	—	—	—	—	(56)	(56)
Exercise of stock options	—	—	1,726,099	—	5,727	—	—	5,727
Issuance of Series I redeemable convertible preferred stock, net of issuance costs of $60	4,355,502	152,941	—	—	—	—	—	—
Stock-based compensation	—	683	—	—	5,300	—	—	5,300
Foreign currency translation adjustment	—	—	—	—	—	(104)	—	(104)
Net loss	—	—	—	—	—	—	(19,034)	(19,034)

Balances as of March 31, 2020	83,218,537	$596,521	27,120,181	$3	$58,070	$(84)	$(319,914)	$(261,925)

Balances as of December 31, 2020	85,331,278	$727,474	30,707,113	$3	$124,755	$187	$(397,047)	$(272,102)
Exercise of stock options	—	—	1,264,484	—	11,038	—	—	11,038
Stock-based compensation	—	676	—	—	9,710	—	—	9,710
Foreign currency translation adjustment	—	—	—	—	—	(24)	—	(24)
Net loss	—	—	—	—	—	—	(13,732)	(13,732)

Balances as of March 31, 2021	85,331,278	$728,150	31,971,597	$3	$145,503	$163	$(410,779)	$(265,110)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Procore Technologies, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)	Three Months Ended March 31,
	2020	2021
Operating activities
Net loss	$(19,034)	$(13,732)
Adjustments to reconcile net loss to net cash provided by operating activities
Stock-based compensation	5,700	10,303
Depreciation and amortization	5,992	7,301
Abandonment of long-lived assets	308	554
Noncash lease expense	1,549	1,866
Unrealized foreign currency loss, net	1,022	605
Deferred income taxes	—	(27)
Changes in operating assets and liabilities, net of effect of business combination
Accounts receivable	16,622	20,723
Deferred contract cost assets	162	(1,562)
Prepaid expenses and other assets	(1,572)	(4,601)
Accounts payable	1,762	(3,516)
Accrued expenses and other liabilities	(12,228)	5,115
Deferred revenue	4,888	6,639
Operating lease liabilities	(533)	(1,372)

Net cash flow provided by operating activities	4,638	28,296

Investing activities
Purchases of property and equipment	(3,260)	(2,393)
Capitalized software development costs	(3,969)	(2,193)
Acquisition of business, net of cash acquired	(3,325)	—

Net cash flow used in investing activities	(10,554)	(4,586)

Financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	153,000	—
Proceeds from issuance of Series I redeemable convertible preferred stock warrant	11,923	—
Proceeds from stock option exercises	5,727	11,627
Payment of debt issuance costs	(19)	—
Payments of deferred offering costs	(1,576)	(540)
Principal payments under finance lease agreements, net of proceeds from lease incentives	(271)	(314)

Net cash flow provided by financing activities	168,784	10,773

Net increase in cash, cash equivalents and restricted cash	162,868	34,483
Effect of exchange rate changes on cash	(1,068)	(629)
Cash, cash equivalents and restricted cash, beginning of period	121,828	383,253

Cash, cash equivalents and restricted cash, end of period	$283,628	$417,107

The accompanying notes are an integral part of these condensed consolidated financial statements.

Procore Technologies, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)	Three Months Ended March 31,
	2020	2021
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents at end of period	$280,247	$413,761
Restricted cash, current at end of period included in prepaid expenses and other current assets	—	242
Restricted cash, non-current at end of period	3,381	3,104

Total cash, cash equivalents and restricted cash at end of period shown in the consolidated statements of cash flows	$283,628	$417,107

Supplemental disclosure of cash flow information
Cash paid for interest other than finance leases	36	40
Cash received for income taxes	(92)	—
Cash received for lease incentives	1,012	93
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from finance leases	538	525
Operating cash flows from operating leases	1,794	1,732
Financing cash flows from finance leases	367	407
Noncash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses at period end	2,241	399
Capitalized software development costs included in accrued expenses at period end	263	591
Deferred offering costs included in accounts payable and accrued expenses at period end	2,283	2,113
Costs associated with the issuance of redeemable convertible preferred stock included in accrued expenses at period end	60	—
Stock-based compensation capitalized for software development	283	83
Right of use assets obtained in exchange for lease liabilities:
Operating leases	10,334	76

The accompanying notes are an integral part of these condensed consolidated financial statements.

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

1.	DESCRIPTION OF BUSINESS

Procore Technologies, Inc. and subsidiaries (together “Procore”, the “Company”, “we”, “us”, or “our”) provide a cloud-based construction management platform and related software products that allow the construction industry’s key stakeholders, such as owners, general contractors, specialty contractors, architects, and engineers, to collaborate on construction projects.

The Company was incorporated in California in 2002 and re-incorporated in Delaware in 2014. The Company is headquartered in Carpinteria, California, and has operations in California, New York, Texas, Minnesota, and Oregon in the United States, and internationally in Australia, Canada, England and Mexico.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying condensed consolidated financial statements include the interim financial statements of Procore Technologies, Inc. and its subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are unaudited. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2020. The condensed consolidated balance sheet information as of December 31, 2020 has been derived from our audited consolidated financial statements. The condensed consolidated financial statements have been prepared on a basis consistent with that used to prepare the audited annual consolidated financial statement and include, in the opinion of management, all adjustments, consisting of normal recurring items, necessary for the fair statement of the condensed consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. The accounting policies used in the preparation of these condensed consolidated financial statements are the same as those disclosed in the audited consolidated financial statements and related notes for the year ended December 31, 2020.

Unaudited pro forma consolidated balance sheet information and pro forma net loss per share

Unaudited pro forma balance sheet

The unaudited pro forma consolidated balance sheet information as of March 31, 2021 reflects the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of March 31, 2021 into shares of common stock on a one-for-one basis, immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement (“IPO”) as if it had occurred on March 31, 2021. Upon the closing of an IPO, all of the shares of outstanding convertible preferred stock will automatically convert into 85,331,278 shares of common stock.

As described in Note 7 of the condensed consolidated financial statements, the Company has granted restricted stock units (“RSUs”) which contain both service and performance vesting

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

conditions. The performance vesting condition is satisfied upon the effective date of a registration statement for the Company’s IPO. The Company will recognize cumulative stock-based compensation expense associated with outstanding RSUs for the portion of the service period completed from the grant date through the IPO date. The unaudited pro forma balance sheet information gives effect to stock-based compensation expense of $91.0 million associated with these RSUs assuming the effective date of the registration statement of the Company’s IPO was March 31, 2021. The pro forma adjustment is reflected as an increase to additional paid-in-capital and accumulated deficit. If the performance condition had been satisfied on March 31, 2021, 1,361,899 RSUs would have vested based on satisfying the service vesting condition (the “Vesting RSUs”). The Vesting RSUs have been included in the pro forma number of common shares outstanding in the pro forma balance sheet. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. The RSU holders will generally incur taxable income based upon the value of the shares on the date they are settled. The Company is required to withhold taxes on such value at applicable minimum statutory rates. The Company was unable to quantify these obligations as of March 31, 2021 and will remain unable to quantify them until the performance vesting condition is satisfied, as the withholding obligations will be based on the value of the shares on the settlement date.

Unaudited pro forma net loss per share

The unaudited pro forma net loss per share is computed to give effect to the automatic conversion upon the closing of the IPO of all outstanding shares of our redeemable convertible preferred stock into shares of common stock on a one-for-one basis, using the if-converted method, as of January 1, 2020 or the date of issuance, if later, net of shares of Series H-1 redeemable convertible preferred stock that is subject to vesting based on continued service of the employee. The unaudited pro forma net loss per share also gives effect to 1,146,009 weighted-average shares related to RSUs which contain both service and performance vesting conditions for which the service-based condition was satisfied as of March 31, 2021 as if such issuance had occurred as of January 1, 2020, or the date of issuance, if later. The pro forma net loss is adjusted for stock-based compensation expense associated with RSUs which contain both service and performance vesting conditions, assuming the IPO occurred on January 1, 2020.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically evaluates its estimates and assumptions for continued reasonableness, primarily with respect to revenue recognition, the period of benefit of contract cost assets, the fair value of assets acquired and liabilities assumed in a business combination, stock-based compensation expense, the fair value of the Company’s common stock, the recoverability of goodwill and long-lived assets, useful lives of long-lived assets, capitalization of software development costs, the fair value of the Series I redeemable convertible preferred stock warrant liability, and income taxes, including related reserves and allowances. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Management bases its estimates on historical experience and on various

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

other assumptions that management believes to be reasonable. Actual results could differ from our estimates.

In light of the currently unknown duration and severity of the COVID-19 pandemic, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply our significant accounting policies.

As of the date these condensed consolidated financial statements were made available for issuance, we are not aware of any specific event or circumstance that would require us to update our estimates or judgments or to revise the carrying value of our assets or liabilities. While there was not a material impact to our condensed consolidated financial statements as of and for the three months ended March 31, 2021, these judgments and assumptions may change, as new events occur and additional information is obtained, as well as other factors related to COVID-19 that could result in a meaningful impact on our condensed consolidated financial statements in future reporting periods.

Segments

We operate as a single operating segment. Our chief operating decision maker is our Chief Executive Officer who regularly reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources.

Deferred Offering Costs

Deferred offering costs of $5.0 million and $6.0 million have been recorded as other assets on the condensed consolidated balance sheets as of December 31, 2020 and March 31, 2021, respectively, and consist of costs incurred in connection with the anticipated sale of the Company’s common stock in an IPO, including certain legal, accounting, printing, and other IPO related costs. After completion of the IPO, deferred offering costs are recorded in stockholders’ deficit as a reduction from the proceeds of the offering.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy using three levels of inputs, of which the first two are considered observable and the last is considered unobservable, as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

As of December 31, 2020 and March 31, 2021, the carrying value of the Company’s financial instruments included in current assets and current liabilities (including restricted cash, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such items. The Company classifies its money market funds recorded in cash equivalents within Level 1 of the hierarchy as the values are derived from quoted prices in active markets. As of December 31, 2020 and March 31, 2021, cash equivalents of $363.1 million and $398.9 million, respectively, were held in money market funds.

In March 2020, the Company issued a warrant to purchase Series I redeemable convertible preferred stock (“Series I warrant”). The Series I warrant was recorded as a liability on the condensed consolidated balance sheet at fair value of $11.9 million at the time of issuance. Subsequent changes in the fair value of the Series I warrant each reporting period were recorded in the condensed consolidated statements of operations and comprehensive loss, until the earlier of the exercise or expiration of the Series I warrant. The Series I warrant was exercised in December 2020. The fair value measurements used in determining the fair value of the Series I warrant liability were categorized as Level 3 on the fair value hierarchy because they were based on unobservable inputs and management’s judgment due to the absence of quoted market prices and inherent lack of liquidity of such financial instruments.

Impairment and abandonment of long-lived assets

The Company evaluates long-lived assets, including finite-lived intangible assets, property and equipment, and capitalized software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, or an asset group. Recoverability of asset groups to be held and used is measured by comparison of the carrying value of the asset group to the estimated undiscounted future cash flows expected to be generated from the use of such assets. If the undiscounted future cash flows are less than the carrying value of the asset group, an impairment is recognized based on the amount by which the carrying value exceeds the estimated fair value of the asset group. No impairment was recorded in any period presented.

Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered.

Deferred revenue

Contract liabilities consist of revenue that is deferred when we have the contractual right to invoice in advance of transferring services to our customers. The Company recognized revenue of $77.6 million and $93.9 million during the three months ended March 31, 2020 and 2021, respectively, that was included in deferred revenue balances at the beginning of the respective periods.

Remaining Performance Obligation

The transaction price allocated to remaining performance obligations represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

and amounts under non-cancellable contracts that will be invoiced and recognized as revenue in future periods. As of March 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $449.9 million, of which the Company expects to recognize approximately 73% as revenue in the next 12 months and substantially all of the remainder between 12 and 36 months thereafter.

Recently issued accounting pronouncements–Not yet adopted

Simplifying the Accounting for Convertible Instruments

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The new guidance simplifies the accounting for certain financial instruments by removing certain separation models required under current U.S. GAAP, including the beneficial conversion feature and cash conversion feature. ASU 2020-06 also improves and amends the related Earnings Per Share guidance for both Subtopics. ASU 2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021 and interim periods within that fiscal year. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

3.	ACCRUED EXPENSES

The following represents the components of accrued expenses contained within our condensed consolidated balance sheets at the end of each period (in thousands):

	December 31, 2020	March 31, 2021
Accrued commissions and bonuses	$14,120	$9,885
Accrued salary and payroll tax liabilities	5,818	11,147
Other accrued expenses	8,554	11,681

Total accrued expenses	$28,492	$32,713

4.	CONTINGENCIES

Litigation

From time to time, the Company may be subject to various litigation matters arising in the ordinary course of business. The Company however is not aware of any currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations or cash flows should such litigation be resolved unfavorably.

Indemnifications

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors, and officers with respect to certain matters,

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

including, but not limited to, losses arising out of its breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable.

The Company has never paid a material claim, nor has the Company been sued in connection with these indemnification arrangements. To date, the Company has not accrued a liability for these guarantees, because the likelihood of incurring a payment obligation, if any, in connection with these guarantees is not probable or reasonably estimable.

5.	CREDIT FACILITY

The Credit Facility contains financial covenants that require the Company to maintain minimum annual recurring revenue, as defined in the credit agreement, and a liquidity ratio, if the Credit Facility is drawn, of at least 1.25 to 1.00. The Credit Facility also contains restrictions on our ability to pay dividends, make distributions or payments to stockholders, or redeem, retire, or purchase any capital stock, make any restricted investments, and engage in changes in business, key personnel, control, or business locations.

As of each period presented, no amounts had been drawn down under the Credit Facility, and the Company was in compliance with all financial covenants.

As of December 31, 2020 and March 31, 2021, the Company had letters of credit outstanding of $7.0 million and $6.9 million, respectively, to secure various U.S. leased office facilities.

6.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

During January 2020, the Company issued 130,012 shares of Series I redeemable convertible preferred stock at a price of $37.8654 per share raising gross proceeds of approximately $5.0 million.

In March 2020, the Company issued 4,225,490 shares of Series I redeemable convertible preferred stock, and a warrant to purchase 1,452,513 shares of Series I redeemable convertible preferred stock with an exercise price of $37.8654 per share, further discussed below. Total gross proceeds for the March 2020 sale of Series I redeemable convertible preferred stock and the Series I warrant was $160.0 million. In December 2020, the Series I warrant was exercised for additional gross proceeds of $55.0 million.

There were no preferred stock issuances during the three months ended March 31, 2021.

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The following table summarizes the authorized, issued and outstanding redeemable convertible preferred stock of the Company as of March 31, 2021 (in thousands, except share and per share amounts):

	Issuance Price per Share	Shares Authorized	Shares Issued and Outstanding	Carrying Value, net of Issuance Costs	Liquidation Preference
Series A	$0.1000	6,657,873	6,657,873	$666	$666
Series B	0.2575	11,322,904	11,322,904	2,913	2,916
Series C	0.1000	1,942,320	1,942,320	194	194
Series D	0.9625	16,645,641	16,645,641	15,773	16,021
Series E	2.4931	12,033,211	12,033,211	29,827	30,000
Series F	5.0940	15,704,747	15,704,747	79,795	80,000
Series G	9.3110	5,369,992	5,369,992	49,914	50,000
Series H	25.4769	2,943,843	2,943,843	74,864	75,000
Series H-1	26.7508	3,870,826	3,865,663	102,501	103,410
Series I	37.8654	9,243,266	8,845,084	371,703	334,922

		85,734,623	85,331,278	$728,150	$693,129

Series I redeemable convertible preferred stock warrant

In March 2020, the Company issued a warrant to purchase 1,452,513 shares of Series I redeemable convertible preferred stock with a term that expires upon the earlier of (a) the one-year anniversary from the issuance date, or (b) the occurrence of a liquidity event (either on the effective date of a registration statement for our IPO or a change in control).

At the issuance date, we recorded the fair value of the Series I warrant liability of $11.9 million as a discount to the carrying value of the Series I redeemable convertible preferred stock on the condensed consolidated balance sheet. The Series I warrant liability was remeasured at its fair value through the date of exercise with changes in fair value recorded in the condensed consolidated statements of operations and comprehensive loss. In December 2020, the Series I warrant holder exercised the warrant and the Company issued 1,452,513 shares of Series I redeemable convertible preferred stock for proceeds of $55.0 million.

The following inputs were used in the Black-Scholes option pricing model in determining the fair value of the Series I warrant liability for the three months ended March 31, 2020:

March 31, 2020
Series I Redeemable Convertible Preferred Stock Warrants
Fair value of Series I redeemable convertible preferred stock per share	$35.04
Expected term (in years)	1.00
Expected volatility	66.90%
Risk-free interest rate	0.16%
Dividend rate	0.00%

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

7.	STOCK-BASED COMPENSATION

Stock options

The following table summarizes the stock option activity during the three months ended March 31, 2021:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2020	12,410,041	$12.51
Exercised	(1,264,484)	8.73
Cancelled/Forfeited	(274,467)	19.33

Outstanding at March 31, 2021	10,871,090	12.78

Exercisable at March 31, 2021	7,236,004	$9.95

Restricted stock units

All RSUs vest upon the satisfaction of both a service and a performance condition, if both conditions are met before the award’s expiration date. For certain awards the performance condition is satisfied solely on the effective date of a registration statement for our IPO and for other awards the performance condition is satisfied on the earlier of either the effective date of a registration statement for our IPO or a change in control. RSUs granted with service vesting conditions, generally vest over four years on either a quarterly or annual vesting schedule.

Because an IPO or change in control is not probable, the performance vesting condition for the RSUs were not met as of March 31, 2020 and 2021. Accordingly, no RSUs vested and no stock-based compensation cost has been recognized for these grants for the three months ended March 31, 2020 and 2021, respectively. On the effective date of the registration statement for the Company’s IPO, the Company will recognize on a graded vesting basis a cumulative catch up adjustment for the portion of the service period completed by the employee or non-employee from the grant date through the IPO date. The Company will continue to recognize additional expense subsequent to the IPO based on the remaining service period required by the employee or non-employee to vest in the award. As of March 31, 2021, the total unrecognized stock-based compensation cost for all RSUs outstanding at that date was $290.9 million.

A summary of activity in connection with our RSUs during the three months ended March 31, 2021 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2020	5,357,120	$31.20
Granted	2,011,315	63.57
Cancelled/Forfeited	(139,052)	29.96

Outstanding at March 31, 2021	7,229,383	$40.23

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Restricted stock awards

In July 2019, we granted 205,464 restricted Series H-1 redeemable convertible preferred stock awards (“RSAs”) at a grant date fair value of $26.75 to employees in connection with the acquisition of Honest Buildings. These shares are released from restriction 50% on the first anniversary and 50% on the second anniversary of the acquisition date based on the key employees providing service to the Company. As of March 31, 2020 and 2021, 0 and 102,732 of the RSAs have vested, respectively. During the three months ended March 31, 2020 and 2021, the Company recognized stock-based compensation expense of $0.7 million and $0.7 million, respectively, for these RSAs.

Sales of common stock

During the three months ended March 31, 2021, certain of the Company’s investors acquired outstanding common stock from the Company’s employees. For the shares acquired at a price in excess of the estimated fair value of the Company’s common stock, the Company recorded stock-based compensation expense of $5.5 million for the three months ended March 31, 2021 for the difference between the price paid by the investors and the estimated fair value on the date of the transactions.

Stock-based compensation

The Company recorded total stock-based compensation cost from stock options, RSAs and sales of stock by employees in excess of fair value as follows (in thousands):

	March 31, 2020	March 31, 2021
Cost of revenue	$267	$1,161
Sales and marketing	2,119	3,252
Research and development	1,937	3,246
General and administrative	1,377	2,644

Total stock-based compensation expense	$5,700	$10,303
Stock-based compensation capitalized for software development	283	83

Total stock-based compensation cost	$5,983	$10,386

8.	INCOME TAXES

For the three months ended March 31, 2020 and 2021, the Company recorded an income tax expense was $0.0 million and $0.1 million, respectively. For the three months ended March 31, 2021, the Company maintained a full valuation allowance on its U.S. federal, state, and certain foreign net deferred tax assets as it was more likely than not that those deferred tax assets would not be realized.

In determining quarterly provisions for income taxes, we use the annual estimated effective tax rate applied to the actual year-to-date income or loss, adjusted for discrete items, if any, arising in that quarter. The Company’s annual estimated effective tax rate differs from the U.S. federal statutory rate of 21% primarily as a result of state taxes, foreign taxes, and changes in the Company’s valuation allowance.

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

In March 2021, the President of the United States signed into law the American Rescue Plan Act (the “ARP Act”). The ARP Act, among other things, includes certain income tax provisions for individuals and corporations. However, since the Company has recorded a full valuation allowance against its U.S. deferred tax assets, these changes to U.S. tax law did not have a material impact on the Company’s provision for income taxes.

9.	NET LOSS PER SHARE

Basic and diluted net income (loss) per share is presented in conformity with the two-class method required for participating securities. The Company’s redeemable convertible preferred stock are participating securities as the holders of the redeemable convertible preferred stock are entitled to participate in dividends with common stock. In periods of net income, net income is attributed to common stockholders and participating securities based on their participation rights, and basic net income per share is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Net losses are not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses. Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income per share attributable to common stockholders adjusts basic net income per share for the potentially dilutive impact of stock options and redeemable convertible preferred stock. As the Company has reported net losses attributable to common stockholders for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share attributable to common stockholders equals diluted net loss per share attributable to common stockholders.

The following weighted-average potentially dilutive shares are excluded from the calculation of diluted earnings per share as they are anti-dilutive:

	March 31, 2020	March 31, 2021
Shares of common stock issuable upon conversion of redeemable convertible preferred stock	79,073,905	85,331,278
Shares of common stock issuable upon conversion of Series I warrant	31,923	—
Restricted stock units subject to future vesting	1,663,566	5,627,249
Shares of common stock issuable from stock options	17,632,322	11,602,293

Total	98,401,716	102,560,820

Procore Technologies, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Unaudited pro forma net loss per share

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share (in thousands, except share and per share data):

March 31, 2021
Numerator:
Net loss	$(13,732)
Add: Stock-based compensation related to performance-based RSUs	(20,198)

Pro forma net loss	$(33,930)

Denominator:
Weighted average shares used in computing net loss per share, basic and diluted	31,357,060
Adjustment for assumed conversion of redeemable convertible preferred stock to common stock	85,228,546
Adjustment for vested RSUs	1,146,009

Weighted average shares used in computing pro forma net loss per share, basic and diluted	117,731,615

Pro forma net loss per share, basic and diluted	$(0.29)

10.	GEOGRAPHIC INFORMATION

The following table sets forth the Company’s revenues by geographic region, which is determined based on the billing location of the customer (in thousands):

	March 31, 2020	March 31, 2021
United States	$81,372	$98,606
Rest of the world	10,965	15,332

Total revenue	$92,337	$113,938

11.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 5, 2021, the date these condensed consolidated financial statements were available to be issued.

On April 27, 2021 and May 4, 2021, the Company granted an aggregate of 507,039 RSUs, including RSUs granted in connection with the acquisition described below, at a grant date fair value of $67.50 per share.

On May 3, 2021, the Company completed the acquisition of all outstanding equity of Indus.ai Inc. This acquisition is expected to add computer vision artificial intelligence and machine learning functionality to the Company’s platform. Due to the timing of this acquisition, the initial accounting for the acquisition, including the final purchase price and purchase price allocation, which will require a valuation as of the acquisition date, is incomplete. As such, the Company is not able to disclose certain information relating to the acquisition, including the preliminary fair value of assets acquired and liabilities assumed. The estimated consideration is approximately $27.0 million, which is subject to adjustment at closing for cash on hand less debt as well as normalized working capital and customary holdbacks, and the determination of any consideration for post combination services.

Thank you to our customers, partners, and employees for making us a leading cloud-based construction management software solution..

PROCORE

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee		$12,980
FINRA filing fee		15,500
Exchange listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018 we have issued the following unregistered securities:

Preferred Stock Issuances

In December 2018, we sold an aggregate of 2,943,843 shares of our Series H redeemable convertible preferred stock to one accredited investor at a purchase price of $25.4769 per share, for an aggregate purchase price of $74,999,994.

Between September 2019 and December 2020, we sold 8,845,084 shares of our Series I redeemable convertible preferred stock to nineteen accredited investors at a purchase price of $37.8654 per share, for an aggregate purchase price of $334,922,644.

Plan-Related Issuances

From January 1, 2018 through May 5, 2021, we granted to certain directors, officers, employees, consultants and other service providers options to purchase an aggregate of 11,095,538 shares of our common stock under the 2014 Plan at exercise prices ranging from $0.88 to $30.34 per share, for an aggregate exercise price of $191,493,563.

From January 1, 2018 through May 5, 2021, we granted to certain directors, officers, employees, consultants and other service providers an aggregate of 8,142,194 RSUs to be settled in shares of our common stock under the 2014 Plan.

From January 1, 2018 through May 5, 2021, we issued to certain directors, officers, employees, consultants, and other service providers 11,213,980 shares of our common stock at purchase prices ranging from $0.15 to $30.34, pursuant to the exercise of options granted under the 2014 Plan.

Issuances in Connection with Acquisitions

In July 2019, we issued an aggregate of 3,870,826 shares of our Series H-1 redeemable convertible preferred stock (with 5,159 shares being released from escrow back to us in December 2019) in connection with our acquisition of a certain company and as consideration to individuals and entities who were former service providers and/or stockholders of such company.

In October 2020, we issued an aggregate of 96,749 shares of common stock in connection with our acquisition of a certain company and as consideration to individuals and entities who were former service providers and/or stockholders of such company.

In May 2021, we issued an aggregate of 25,767 RSUs in connection with our acquisition of a certain company and as consideration to individuals and entities who were service providers and/or stockholders of such company.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the

Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect.

3.2†	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.4†	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1	Form of common stock certificate of the Registrant.

4.2†	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated September 24, 2019.

5.1*	Opinion of Cooley LLP.

10.1+	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.2†+	Procore Technologies, Inc. 2014 Equity Incentive Plan and related form agreements.

10.3*+	Procore Technologies, Inc. 2021 Equity Incentive Plan and related form agreements.

10.4†	Lease by and between Carp Two, LLC, and the Registrant, dated as of August 13, 2013, as amended.

10.5†	Lease by and between Carp Two, LLC, and the Registrant, dated as of January 1, 2014, as amended.

10.6†	Lease by and between 6267 Carp Ave, LLC, and the Registrant, dated as of November 1, 2017.

10.7†	Lease by and between 6303 Carpinteria Avenue, LLC, and the Registrant, dated as of October 5, 2015, as amended.

10.8†	Lease by and between 6303 Carpinteria Avenue, LLC, and the Registrant, dated as of May 25, 2016.

10.9†	Loan and Security Agreement by and between Silicon Valley Bank and the Registrant, dated October 23, 2018 and related amendments, as amended and restated on February 14, 2020 and May 7, 2020.

10.10†+	Cash Incentive Bonus Plan.

10.11+	Offer Letter by and between Craig F. Courtemanche and the Registrant, dated as of April 30, 2021.

10.12+	Offer Letter by and between Dennis Lyandres and the Registrant, dated as of April 30, 2021.

10.13+	Offer Letter by and between Paul Lyandres and the Registrant, dated as of April 30, 2021.

10.14+	Offer Letter by and between Benjamin Singer and the Registrant, dated as of April 30, 2021.

10.15+	Offer Letter by and between Sam Crigman and the Registrant, dated as of April 30, 2021.

10.16+	Offer Letter by and between Patricia Wadors and the Registrant, dated as of April 30, 2021.

10.17+	Form of Executive Severance Agreement between the Registrant and each of its executive officers.

21.1†	List of subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

23.3	Consent of Frost & Sullivan.

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Previously filed.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carpinteria, State of California, on May 5, 2021.

PROCORE TECHNOLOGIES, INC.

By:	/s/ Craig F. Courtemanche, Jr.
Craig F. Courtemanche, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig F. Courtemanche, Jr., Paul Lyandres and Benjamin C. Singer, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Craig F. Courtemanche, Jr. Craig F. Courtemanche, Jr.	President, Chief Executive Officer, and Director (Principal Executive Officer)	May 5, 2021

/s/ Paul Lyandres Paul Lyandres	Chief Financial Officer and Treasurer (Principal Financial Officer)	May 5, 2021

* William F. Fleming, Jr.	Senior Vice President, Corporate Controller (Principal Accounting Officer)	May 5, 2021

/s/ Kathryn Bueker Kathryn Bueker	Director	May 5, 2021

* Brian Feinstein	Director	May 5, 2021

Signature	Title	Date

* William Griffith	Director	May 5, 2021

* Kevin J. O’Connor	Director	May 5, 2021

* Nanci Caldwell	Director	May 5, 2021

* Graham Smith	Director	May 5, 2021

* Elisa A. Steele	Director	May 5, 2021

*By:	/s/ Craig F. Courtemanche, Jr.
Craig F. Courtemanche, Jr.
Attorney-in-Fact